Confidential Treatment Requested
Pursuant to 17 CFR 200.83

As confidentially submitted to the Securities and Exchange Commission on August 29, 2025. This draft registration statement has not been publicly filed with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Acuren Corporation

(Exact name of registrant as specified in its charter)

Delaware	7389	66-1076867
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450

(Address, including Zip Code, and Telephone Number, including Area Code, of Registrant’s Principal Executive Offices)

Kristin Schultes
c/o Acuren Corporation
14434 Medical Complex Drive, Suite 100
Tomball, Texas 77377
(800) 218-7450
(Name, Address, including Zip Code, and Telephone Number, including Area Code, of Agent for Service)

With copies to:

Alan Annex, Esq.

Flora R. Perez, Esq.

Brian J. Gavsie, Esq.

Laurie Green, Esq.

Greenberg Traurig, P.A.

401 East Las Olas Boulevard, Suite 2000

Fort Lauderdale, FL 33301

Phone: (954) 765-0500

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒	Smaller reporting company ☐

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☒

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The information in this preliminary prospectus is not complete and may be changed. The securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities, and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED , 2025

Acuren Corporation

Shares of Common Stock

We are offering            shares of our common stock, par value $0.0001 per share (“common stock”).

Our common stock is listed on the New York Stock Exchange (“NYSE”) under the symbol “TIC.” On            , 2025, the closing sales price of our common stock as reported on the NYSE was $             per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 10 of this prospectus.

	Per share	Total(1)
Public offering price	$	$
Underwriting discounts and commissions(2)	$	$
Proceeds, before expenses, to us	$	$

(1)	Assumes no exercise of the underwriters’ option to purchase additional shares of our common stock described below.

(2)	See “Underwriting” on page 108 of this prospectus for additional information regarding compensation to the underwriters.

We have granted the underwriters the option, exercisable in whole or from time to time in part, to purchase up to an additional                       shares of our common stock directly from us at the public offering price per share shown above, less the underwriting discount per share shown above, exercisable for         days after the date of this prospectus.

We are an “emerging growth company” as defined under the federal securities laws and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and may elect to do so in future filings. We expect to no longer be an “emerging growth company” effective December 31, 2025. See “Prospectus Summary — Emerging Growth Company.”

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common stock to purchasers on or about                      , 2025.

Joint book-running managers

Co-managers

The date of this prospectus is           , 2025

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

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Confidential Treatment Requested
Pursuant to 17 CFR 200.83

About This Prospectus

You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any dealer, salesperson or other person to give any information or to make any representation other than those contained in this prospectus. We do not take responsibility for any information or representation not contained in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the registered securities to which it relates. Nor does this prospectus constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the date on which this prospectus is delivered or securities are sold. Our business, financial condition and results of operations may have changed since such date.

As used in this prospectus, unless otherwise noted or the context otherwise requires, references to: (i) “Acuren,” “TIC,” “we,” “our” or “us” refer to Acuren Corporation and its consolidated subsidiaries, (ii) the “Acuren Acquisition” refers to our acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024, in connection with which we changed our name from Admiral Acquisition Limited to Acuren Corporation, (iii) “NV5” refers to NV5 Global, Inc., (iv) the “NV5 Acquisition” refers to our acquisition of NV5 on August 4, 2025, (v) “Predecessor” refers to ASP Acuren Holdings, Inc. for the period from January 1, 2024 to July 29, 2024, (vi) “Successor” refers to Acuren Corporation for the period from July 30, 2024 to June 30, 2025, and (vii) “ordinary shares” refers to the common equity issued by us from the time of our incorporation on December 15, 2022 until conversion into common stock upon our re-domiciliation as a Delaware corporation on December 16, 2024.

Industry and Market Data

This prospectus includes industry data, forecasts and information that we have prepared based, in part, upon data, forecasts and information obtained from industry publications, surveys and other independent sources available to us. Some data also are based on our good faith estimates, which are derived from management’s knowledge of the industry and from independent sources. These third-party publications and surveys generally state that the information included therein has been obtained from sources believed to be reliable. We have not independently verified any of the data from third-party sources. Similarly, we believe our internal research is reliable, even though such research has not been verified by any independent sources. While we are not aware of any misstatements regarding any such data, forecasts and information presented herein, you should carefully consider the inherent risks and uncertainties associated with the industry and market data contained in this prospectus.

Trademarks

We have proprietary rights to trademarks appearing in this prospectus, which are important to our business, many of which are registered under applicable intellectual property laws. Solely for convenience, trademarks and trade names appearing in this prospectus may appear without the “®” or “™” symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent possible under applicable law, our rights or the rights of the applicable licensor to these trademarks and trade names. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies. Each trademark, trade name or service mark of any other company appearing in this prospectus is the property of its respective holder.

Unaudited Pro Forma Financial Information

We have included in this prospectus unaudited pro forma financial information based on our historical financial statements and those of NV5. The unaudited pro forma condensed combined balance sheet as of June 30, 2025, combines our historical balance sheets and NV5’s on a pro forma basis as if the NV5 Acquisition and related financing transactions had each been consummated on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025 and for the year ended December 31, 2024, combine our historical consolidated statement of operations and the historical consolidated statement of net income of NV5 on a pro forma basis as if the NV5 Acquisition and related financing transactions had each been consummated on January 1, 2024. The unaudited pro forma condensed combined financial information has been prepared in accordance with the basis of preparation described in “Unaudited Pro Forma Financial Information—Notes to the Unaudited Pro Forma Financial Information.”

The unaudited pro forma condensed combined financial information presented herein is for informational purposes only and is not intended to represent or to be indicative of the consolidated results of operations or financial position that we would have reported had the NV5 Acquisition been completed as of the dates set forth in the unaudited pro forma condensed combined financial information, and should not be taken as indicative of our future consolidated results of operations or financial position. The unaudited pro forma financial data has been prepared in accordance with the requirements of Regulation S-X of the Securities Act. However, neither the assumptions underlying the pro forma adjustments nor the resulting pro forma financial information have been audited or reviewed in accordance with any generally accepted auditing standards.

The unaudited pro forma condensed combined financial information should be read in conjunction with both our and NV5’s historical financial statements, which are included in this prospectus.

ii

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Prospectus Summary

This summary highlights information included in this prospectus and does not contain all of the information you should consider before investing in shares of our common stock. You should read this entire prospectus carefully, including the sections entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the financial statements and the related notes included in this prospectus before you decide to invest in shares of our common stock.

Overview

We are a leading provider of tech-enabled Testing, Inspection, Certification and Compliance (TICC), engineering, and geospatial services. We provide mission-critical services that are essential to the safety, reliability, and efficiency of industrial assets, buildings and public infrastructure. Our services are often non-discretionary and are driven by regulatory requirements, customer risk management policies, and the need to extend the useful life of critical assets. We operate primarily in North America and serve both public- and private-sector clients. Our public-sector clients include federal, state, and municipal agencies, public utilities, transportation authorities, and environmental regulators. Our private-sector clients span industrial, infrastructure, construction, and commercial real estate end markets. Within industrial markets, our services address energy processing and refining, pipeline and midstream infrastructure, chemicals and industrial processing, manufacturing and industrial services, power generation and utilities, and companies in aerospace, automotive, renewable energy, pulp and paper, and mining. We provide these compliance-driven services and focus on the recurring maintenance and operational needs of our customers. On August 4, 2025, we completed our acquisition of NV5, an engineering and consulting services company.

We are headquartered in Tomball, Texas and operate from 266 service centers and 38 engineering and lab facilities. We operate primarily in the United States and Canada, with additional operations in select international markets, including Europe, Asia, and the Middle East.

Our principal executive offices are located at 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377, our telephone number is (800) 218-7450 and we maintain a website with the address www.acuren.com. Our website is not incorporated by reference into this prospectus.

Our Business

We historically have operated our business in two operating segments, U.S. and Canada. Following the NV5 Acquisition, we intend to operate our business across three operating segments: (i) Inspection and Mitigation, (ii) Consulting Engineering, and (iii) Geospatial. We anticipate implementing reporting of these segments in advance of, or commencing with, the first quarter of 2026.

Our Inspection and Mitigation services include Nondestructive Testing (“NDT”) and Rope Access Technician (“RAT”) solutions. NDT involves the inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, prevent costly outages, failures, and accidents, and meet regulatory requirements without damaging the equipment being tested. NDT techniques include radiography, ultrasonic testing, magnetic particle inspection, penetrant testing, and visual inspection. In addition, our RAT solutions provide safe and efficient access to areas that are otherwise difficult to reach without traditional scaffolding. RAT solutions extend beyond inspection to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical work. These RAT solutions often offer cost or scheduling advantages to the customer and can be delivered without compromising safety or quality.

Our Consulting Engineering services include engineering design, conformity assessment, infrastructure engineering, building and technology design, environmental consulting, and materials engineering and testing. We provide engineering and consulting solutions to public- and private-sector clients to support the design, operation, and maintenance of essential infrastructure and facilities. These services cover transportation systems, utilities, water and environmental infrastructure, as well as data centers, building systems, clean energy conversion, and fire protection. We also maintain in-house laboratory capabilities that support destructive testing and advanced materials engineering. Our engineers and scientists perform failure investigation, material selection, corrosion and welding engineering, fracture mechanics, destructive testing, and chemical analysis. These services are delivered by highly specialized materials engineers and consulting teams who support clients throughout the asset life cycle, from design and commissioning through maintenance, fitness-for-service evaluations, and life-extension planning.

Our Geospatial services provide data collection, data analytics, and software solutions that support asset management and infrastructure planning. We collect and analyze geospatial data through technologies such as LiDAR, imaging, remote sensing, and unmanned aerial systems. These capabilities allow us to deliver high-resolution mapping, vegetation management, shoreline and floodplain monitoring, and utility asset inspection. We also provide subscription-based geospatial software and analytic tools that enable customers to manage infrastructure assets, natural resources, and environmental risks. These offerings support long-term monitoring and decision-making for utilities, transportation systems, defense and intelligence agencies, and environmental authorities. In addition, we integrate geospatial data with our industrial inspection services, including drone-enabled nondestructive testing and aerial inspection programs. This combined capability enhances the detection and assessment of potential issues in energy, industrial, and infrastructure assets, and provides customers with integrated insights to support both operational reliability and regulatory compliance.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our Competitive Strengths

We believe the following competitive strengths contribute to our position as a leading provider of TICC, engineering, and geospatial services and will allow us to capitalize on growth opportunities in the industries we serve:

Comprehensive and Integrated Service Offering. We believe we have one of the most comprehensive service offerings in the asset integrity, engineering, and geospatial markets. Our portfolio spans nondestructive testing, rope access and mitigation services, destructive laboratory testing, engineering design and consulting, environmental and building systems engineering, and geospatial analytics. This breadth allows us to serve customers across the full life cycle of industrial and infrastructure assets. Our ability to self-perform inspection and mitigation work without outsourcing repair services provides customers with efficient solutions, shorter turnaround times, and reduced downtime.

Technician Availability and Engineering Expertise Across Markets. We believe that our technicians provide us with a competitive advantage because of their expertise and industry-specific knowledge. Our technicians consistently deliver quality and timely services, and their industry-specific expertise allows them to support customers with programs tailored to the requirements of their operations. We maintain a deep network of qualified technicians with the ability to embed teams at customer sites and ramp up testing services as needed to meet surge demand during turnarounds. In addition, our engineering teams provide multidisciplinary expertise, including infrastructure design, utility systems, building systems, environmental consulting, and clean energy. Our materials engineers and laboratory specialists support failure investigation, reliability engineering, corrosion and welding engineering, fracture mechanics, and chemical analysis. This combination of a broad technician workforce and engineering capabilities positions us to serve clients across both industrial and public infrastructure markets throughout the design, commissioning, maintenance, and life-extension phases of asset ownership.

Long-Standing Trusted Provider to a Diversified and Growing Customer Base. We have become a trusted partner to a large and growing customer base spanning numerous markets through our proven, decades-long track record of quality and safety. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, power generation and transmission and aerospace and defense industries. NV5 has similarly built long-term relationships with federal, state, and municipal agencies, public utilities, and private-sector clients. By serving as a long-term partner, we gain a deeper understanding of customer needs and technical requirements, which enhances service quality and customer loyalty.

Technology and Innovation. The TICC industry continues to move towards more advanced, automated solutions, requiring service providers to find safer and more cost-efficient inspection and engineering techniques. We believe that we remain ahead of the technological curve by connecting our practical industry expertise with suppliers of equipment and technology and by developing proprietary approaches through our advanced inspectors, engineers, and subject matter experts. Some of the advanced inspection technologies we deploy include drone-enabled inspection, advanced ultrasonics, laser scanning, and other solutions for challenging requirements such as work at heights, high temperatures, complex materials, and unusual geometries. In addition, our geospatial services incorporate LiDAR, aerial imagery, remote sensing, and subscription-based software platforms to provide customers with advanced data analytics and long-term monitoring solutions.

Experienced Management Team. Our management team has a track record of building and leading asset integrity, engineering and consulting organizations. They are focused on delivering quality services in a safe, timely, and cost-effective manner, and have successfully driven operational growth organically and through acquisitions.

Our Growth Strategy

By executing the following multi-faceted growth strategy, we believe that we are positioned to maintain and grow our competitive advantage as a provider of inspection, engineering, and geospatial services and achieve significant market expansion.

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Increasing Wallet Share. We are focused on deepening relationships within our existing customer base. We believe we have a proven track record of increasing our share of services provided and expect customers to increase their use of our combined inspection, engineering, and geospatial services over time.

Acquisition of New Customers and Sites. We expect to continue to increase our customer and site footprint by securing new business at a rate that outpaces market growth.

Public and Private Sector Expansion. A significant portion of our current revenue is derived from public-sector clients, including federal, state, and municipal governments and public utilities. We plan to continue to focus on these markets, which provide reoccurring, compliance-driven demand. At the same time, we intend to expand our penetration of private-sector markets such as utilities, data centers, industrial facilities, and commercial infrastructure, which we believe represent a significant opportunity for future growth.

Expansion of TICC services. We plan to continue to broaden our TICC service offerings by enhancing our core nondestructive testing (NDT), rope access, and laboratory capabilities and by expanding advanced inspection technologies. In addition, through the NV5 acquisition we have broadened our services to include infrastructure engineering, building systems, environmental consulting, and geospatial analytics, which provide additional avenues for growth.

Mergers and Acquisitions. Building on our history of successful acquisitions, we plan to continue pursuing merger and acquisition opportunities to facilitate growth. We review a broad range of potential strategic opportunities and typically complete a small number of tuck-in acquisitions each year, generally funded by free cash flow from operations and available borrowings under our credit facilities. We focus on targets that expand our geographic reach, broaden our technical capabilities, or add complementary services, provided they align with our culture of safety and quality. We evaluate potential acquisitions based on expected growth, purchase price, integration feasibility, and scalability of new capabilities through our platform.

Recent Developments

NV5 Acquisition and Amendment to Credit Facility

On August 4, 2025, we completed the NV5 Acquisition, acquiring NV5 Global, Inc., a global provider of technology, conformity assessment, consulting solutions and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental and geospatial markets. The aggregate purchase price was approximately $1.7 billion, including the full repayment of NV5’s outstanding debt. On the closing date, we paid total consideration consisting of approximately $618.7 million in cash and the issuance of approximately 79.0 million shares of common stock.

On August 4, 2025, in connection with the NV5 Acquisition, we entered into an amendment to our credit agreement which (i) provided for new term loans in an aggregate principal amount of $875.0 million, which increased the aggregate amount of total term loans outstanding under the senior secured term loan facility of the credit agreement from $769.2 million to $1.6 billion, and (ii) increased the aggregate amount available under the senior secured revolving credit facility of the credit agreement from $75.0 million to $125.0 million. From and after the closing of the NV5 Acquisition, principal payments on the prior term loans under the credit agreement and the new term loans, commencing on September 30, 2025, will be made in quarterly installments on the last day of each fiscal quarter equal to $4.1 million subject to adjustments in accordance with the credit agreement. The term loans will mature on July 30, 2031. The proceeds of the $875.0 million new term loans were used to finance the cash purchase consideration for the NV5 Acquisition and pay transaction costs associated with the amendment to the credit agreement.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Summary Risk Factors

Our business and common stock are subject to many risks, as more fully described in the “Risk Factors” section beginning on page 10 of this prospectus. These risks include, among others:

●	The market price of our common stock may experience volatility, including as a result of the NV5 Acquisition;

●	We may be required to issue additional shares of common stock, which may dilute your interests in our common stock;

●	You may not be able to realize returns on your investment in our securities within a period that you would consider to be reasonable;

●	Our management has broad discretion in deploying the proceeds of this offering and may not use the proceeds effectively, which could adversely affect our results of operations and cause our common stock price to decline;

●	Future sales or other issuances of our common stock could depress the market for our common stock;

●	We do not currently intend to pay dividends on our common stock, consequently, your ability to achieve a return on your investment will depend on capital appreciation.

●	Our revenues are heavily dependent on certain industries;

●	Demand for our services is related to global oil and gas supply, economic downturns and other factors which impact our clients’ current and future spending levels;

●	We operate in competitive markets, and if we are unable to compete successfully, we could lose market share and revenues and our margins could decline;

●	Our business strategy includes acquiring companies and making investments that complement our existing businesses or expand into adjacent industries. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results;

●	We may be unable to integrate the business of NV5 successfully or realize the anticipated benefits of the acquisition. We may also be the subject of litigation as a result of the NV5 Acquisition;

●	Employee, agent or partner misconduct or our overall failure to comply with laws or regulations may adversely impact our reputation and financial results as well as subject us to criminal and civil enforcement actions;

●	Our business depends upon the maintenance of our proprietary technologies and information;

●	Our failure to win new contracts and renew existing contracts with private and public sector clients may adversely affect our business operations and financial results;

●	We derive a portion of our gross revenues from public and quais-public governmental agencies, and any disruption in government funding or in our relationship with these agencies could adversely affect our business;

●	Our inability to win or renew government contracts during regulated procurement processes or preferences granted to certain bidders for which we would not qualify could harm our operations and significantly reduce or eliminate our profits;

●	A delay in the completion of the budget process of the U.S. and state governments could delay procurement of our services and have an adverse effect on our future revenue;

●	As a government contractor, we must comply with various procurement laws and regulations and are subject to regular government audits. A violation of any of these laws and regulations or the failure to pass a government audit could result in sanctions, contract termination, forfeiture of profit, harm to our reputation or loss of our status as an eligible government contractor and could reduce our profits and revenue;

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

●	Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications both we and our employees need to perform services for our customers;

●	Our failure to comply with the requirements of export laws and regulations could have a material effect on our financial condition and results of operations;

●	We are, and may become, subject to periodic regulatory proceedings, including U.S. Fair Labor Standards Act and state wage and hour class action lawsuits, which may adversely affect our business and financial performance;

●	Changes in resource management or infrastructure industry laws, regulations, and programs could directly or indirectly reduce the demand for our services which could in turn negatively impact our revenues;

●	The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities. In addition, our debt level may limit our future financial and operating flexibility;

●	Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover;

●	We maintain our credit facility with a syndicate of financial institutions which include certain covenants and limitations on our operations;

●	If our intellectual property rights are unenforceable or become obsolete, or if new intellectual property rights held by a third party become the only or preferred way to perform services we offer, our competitive position could be adversely impacted;

●	Our operations and properties are subject to extensive environmental, health and safety regulations;

●	We are subject to privacy and data security/protection laws in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations;

●	We may incur substantial additional indebtedness, which could further exacerbate the risks that we may face going forward;

●	If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately and timely, which could harm our business and adversely affect the value of our business; and

●	We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

Further, Section 102(b) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected to opt out of such extended transition period. As a result, we will adopt new or revised accounting standards on the same timeline as other public companies, and we will not be able to revoke such election. This may make comparison of our financial statements with certain other public companies that are taking advantage of the extended transition period difficult or impossible because of the potential differences in accounting standards used.

We expect to no longer be an “emerging growth company” effective December 31, 2025.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Offering

Issuer	Acuren Corporation, a Delaware corporation.

Common stock offered	shares of our common stock (or shares of our common stock if the underwriters exercise their option to purchase additional shares of our common stock in full).

Common stock to be outstanding immediately after this offering(1)	shares (or shares if the underwriters exercise their option to purchase additional shares of our common stock in full).

Use of proceeds	We expect the net proceeds from the sale of common stock in this offering to be approximately $ (or approximately $ if the underwriters exercise their option to purchase additional shares of our common stock in full) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds from this offering (including the net proceeds from the underwriters’ option to purchase additional shares of common stock, if they exercise it) for general corporate purposes. See “Use of Proceeds.”

Material U.S. federal income tax considerations for non-U.S. holders	The material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock by non-U.S. holders (as defined herein) are described in “Material U.S. federal income tax considerations for non-U.S. holders.”

Listing	Our common stock is listed on the NYSE under the symbol “TIC.” Our warrants trade on the OTCQB under the symbol “TICAW.”

Dividend policy

We have historically not paid cash dividends and do not currently anticipate paying a cash dividend on our common stock. In addition, our Credit Agreement (as defined below), in certain situations, prohibits us from paying cash dividends or making other distributions on our common stock without prior consent of the lender. The holder of our Series A Preferred Stock (as defined below) may be entitled to receive annual dividends paid in the form of shares of common stock. See “Market for Our Common Stock and Related Stockholder Matters – Dividend Policy”

Transfer agent and registrar	The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

(1)	The number of shares of common stock outstanding immediately following this offering that appears above is based on shares of common stock outstanding as of and does not give effect to:

●	the shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock;

●	an aggregate of shares of our common stock issuable upon conversion of 1,000,000 Series A Preferred Stock outstanding as of , 2025;

●	an aggregate of shares of our common stock issuable upon exercise of warrants outstanding as of , 2025;

●	an aggregate of shares of our common stock issuable upon settlement of restricted stock units and exercise of stock options outstanding as of , 2025; and

●	an aggregate of shares of our common stock available for future issuance under our equity compensation plans as of , 2025.

Corporate information

Our principal executive offices are located at 14434 Medical Complex Drive, Suite 100 Tomball, Texas. Our telephone number is (800) 218-7450. Our website address is www.acuren.com. The information on, or accessible through, our website is not part of this prospectus and should not be relied upon in connection with making any investment decision with respect to the shares of common stock offered by this prospectus.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Summary Historical Financial Data of Acuren

The following table sets forth summary historical financial data for Acuren as of and for the six months ended June 30, 2025 and 2024 and the fiscal years ended December 31, 2024 and 2023.

The summary historical statement of operations data for the Predecessor period from January 1, 2024 to July 29, 2024 and the Successor Period from July 30, 2024 to December 31, 2024 and balance sheet data as of December 31, 2024 were derived from our audited consolidated financial statements included in this prospectus. The summary historical statement of operations data for the six months ended June 30, 2025 (Successor) and 2024 (Predecessor) and balance sheet data as of June 30, 2025 (Successor) were derived from our unaudited condensed consolidated financial statements included in this prospectus. The results for the six months ended June 30, 2025 (Successor) are not necessarily indicative of results to be expected for the fiscal year ending December 31, 2025 (Successor) or any future period or year. The summary historical statement of operations data for the fiscal year ended December 31, 2023, and balance sheet data as of December 31, 2023, were derived from the audited consolidated financial statements of ASP Acuren (prior to the completion of the Acuren Acquisition) included in this prospectus.

The following table should be read in conjunction with “Management’s Discussion and Analysis of Results of Operations and Financial Condition” included in this prospectus. This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus.

	Six Months Ended June 30,		2024
Statement of Operations Data	2025 (Successor)	2024 (Predecessor)	July 30 through December 31 (Successor)	January 1 through July 29 (Predecessor)	Year Ended December 31, 2023 (Predecessor)
(in thousands, except share and per share data)
Service revenue	$548,140	$532,354	$463,527	$633,866	$1,050,057
Cost of revenue	430,370	395,887	359,848	471,881	810,534
Gross profit	117,770	136,467	103,679	161,985	239,523
Income (loss) from operations	8,910	33,743	(82,625)	35,412	54,501
Net loss	(26,026)	(6,721)	(105,452)	(15,703)	(6,289)

Weighted-average shares outstanding:
Common stock, basic	121,476,215	–	121,454,845	–	–
Common stock, diluted	122,476,215	–	122,454,845	–	–
Series A Preferred Stock, basic and diluted	1,000,000	–	1,000,000	–	–
Common shares, basic and diluted	–	5,024,802	–	5,024,802	5,024,802
Basic and diluted loss per share:
Common stock	$(0.21)	$–	$(0.86)	$–	$–
Series A Preferred Stock	$(0.21)	$–	$(0.86)	$–	$–
Common shares	$–	$(1.34)	$–	$(3.13)	$(1.25)

Balance Sheet Data	June 30, 2025 (Successor)	December 31, 2024 (Successor)	December 31, 2023 (Predecessor)
(in thousands)
Total assets	$2,242,358	$2,207,739	$1,262,615
Total liabilities	1,063,295	1,056,567	880,616
Total stockholders’ equity	1,179,063	1,151,172	381,999

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Summary Historical Financial Data of NV5

The following table sets forth summary historical financial data for NV5 as of and for the six months ended June 28, 2025 and June 29, 2024 and the fiscal years ended December 28, 2024 and December 30, 2023.

The summary historical statement of operations data for the fiscal years ended December 28, 2024 and December 30, 2023 and the balance sheet data as of December 28, 2024 and December 30, 2023 have been derived from the audited financial statements of NV5 included in this prospectus. The summary historical statement of operations data for the six months ended June 28, 2025 and June 29, 2024 and balance sheet data as of June 28, 2025 were derived from the unaudited condensed consolidated financial statements of NV5 included in this prospectus. The historical results presented below are not necessarily indicative of financial results to be achieved by NV5 after its integration in future periods.

This information is only a summary and should be read together with the consolidated financial statements, the related notes and other financial information included in this prospectus.

Statement of Operations Data	Six Months Ended June 28, 2025	Six Months Ended June 29, 2024	Year Ended December 28, 2024	Year Ended December 30, 2023
(in thousands, except share and per share data)
Gross revenues	$486,030	$443,864	$941,265	$857,155
Total direct costs	236,136	212,334	458,032	430,909
Gross profit	249,894	231,530	483,233	426,246
Income from operations	9,592	13,127	43,434	59,973
Net income	12,116	5,471	27,979	43,724

Weighted-average shares outstanding:
Common stock, basic	62,449,380	61,259,951	61,636,636	60,344,158
Common stock, diluted	63,521,966	62,630,525	62,879,073	61,897,301
Earnings per share:
Basic	$0.19	$0.09	$0.45	$0.72
Diluted	$0.19	$0.09	$0.44	$0.71

Balance Sheet Data	June 28, 2025	December 28, 2024	December 30, 2023
(in thousands)
Total assets	$1,305,379	$1,315,356	$1,184,195
Total liabilities	440,769	482,342	409,289
Total stockholders’ equity	864,610	833,014	774,906

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Summary Unaudited Pro Forma Financial Data of Acuren

The following table sets forth summary unaudited pro forma financial data as of and for the six months ended June 30, 2025 and the year ended December 31, 2024, which were derived from our unaudited pro forma condensed combined financial statements included in this prospectus. The summary unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, combine the historical consolidated statement of operations of Acuren and the historical consolidated statement of net income of NV5 on a pro forma basis to give effect to the NV5 Acquisition and related financing transactions as if each had occurred as of June 30, 2025, for purposes of the pro forma balance sheet and January 1, 2024 for purposes of the pro forma statements of operations for the six months ended June 30, 2025, and the year ended December 31, 2024.

The following summary unaudited pro forma financial data is presented for illustrative purposes only and is not necessarily indicative of the operating results or financial position that would have occurred if the relevant transactions had been consummated on the dates indicated, nor are they indicative of future operating results.

	Acuren Pro Forma Combined
Statement of Operations Data	Six Months Ended June 30, 2025	Year Ended December 31, 2024
(in thousands, except share and per share data)
Service revenue	$1,034,170	$2,038,658
Cost of revenue	667,490	1,304,792
Gross profit	366,680	733,866
Loss from operations	(3,634)	(92,264)
Net loss	(49,759)	(200,396)

Weighted-average shares outstanding:
Common stock, basic	194,679,509	194,658,139
Common stock, diluted	195,679,509	195,658,139
Series A Preferred Stock, basic and diluted	1,000,000	1,000,000
Basic and diluted loss per share:
Common stock	$(0.25)	$(1.02)
Series A Preferred Stock	$(0.25)	$(1.02)

Balance Sheet Data	June 30, 2025
(in thousands)
Total assets	$4,263,392
Total liabilities	2,304,925
Total stockholders’ equity	1,958,467

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Risk Factors

You should carefully consider the following risks, along with all of the other information provided in this prospectus, before making an investment decision. The following risks are not the only ones we face. Additional risks not presently known to us or that we currently deem immaterial may also materially and adversely affect our business, operations, financial condition and results of operations. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment. The risks discussed below also include forward-looking statements and our actual results may differ substantially from those discussed in these forward-looking statements. See the section entitled “Cautionary Note Regarding Forward-Looking Statements.”

Risks Related to our Common Stock

The market price of our common stock may experience volatility, including as a result of the NV5 Acquisition.

The market price of our commons stock has experienced, and may continue to experience, volatility, including as a result of the NV5 Acquisition. The market price of our common stock also may decline if we do not achieve the perceived benefits and expected synergies of the NV5 Acquisition as rapidly or to the extent anticipated by financial or industry analysts or if the effect of the NV5 Acquisition on our financial position, results of operations or cash flows is not consistent with the expectations of financial or industry analysts. In addition, subject to applicable securities laws, former NV5 stockholders may seek to sell shares of our common stock held by them. These sales (or the perception that these sales may occur), coupled with the increase in the outstanding number of shares of common stock, may adversely affect the market for, and the market price of, the shares of our common stock.

The market price of our common stock may be affected by developments directly affecting our business, as well as by developments out of our control or not specific to our business. This may affect the price at which you could sell shares of our common stock, and the sale of substantial amounts of our common stock could adversely affect the price of our common stock. Our stock price is likely to continue to be volatile and subject to significant price and volume fluctuations in response to market and other factors, including those described above and elsewhere in this prospectus.

We are an emerging growth company, and we cannot be certain if the reduced reporting requirements applicable to us will make our securities less attractive to investors.

We qualify as an “emerging growth company” as defined in the JOBS Act. As such, we may take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies for as long as we continue to be an emerging growth company, including (i) the exemption from the auditor attestation requirements with respect to internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act, (ii) the exemptions from say-on-pay, say-on-frequency and say-on-golden parachute voting requirements and (iii) reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements. As a result, our stockholders may not have access to certain information they deem important. We cannot predict if investors will find our securities less attractive because of our status as an emerging growth company and reliance on related exemptions. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and our stock price may be more volatile. We expect to no longer be an “emerging growth company” effective December 31, 2025.

We may be required to issue additional shares of common stock pursuant to the terms of the Series A Preferred Stock, which would dilute the holdings of investors.

There are currently 1,000,000 shares of Series A Preferred Stock outstanding. We may be required to issue additional shares of common stock pursuant to the terms of the Series A Preferred Stock which would dilute the holdings of investors.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Series A Preferred Stock is convertible into shares of common stock on a one-for-one basis at any time at the option of the holder and will be automatically converted into shares of common stock (subject to certain adjustments in certain circumstances either as our directors may determine or otherwise as determined in accordance with the terms of the Series A Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date (as defined below) and (ii) December 31, 2034. In addition, once the Average Price (as defined in our certificate of incorporation) (subject to adjustment in accordance with our certificate of incorporation) for any ten consecutive trading days is at least $11.50, the holders of the Series A Preferred Stock will be entitled to receive in aggregate the Annual Dividend Amount (as defined in our certificate of incorporation) in respect of each Dividend Period (as defined in our certificate of incorporation), payable in shares of common stock. The Annual Dividend Amount (as defined in our certificate of incorporation) will be paid on the relevant payment date by the issue of such number of shares of common stock as is equal to the Annual Dividend Amount divided by the Average Price per share of common stock for the last 10 consecutive trading days of the relevant Dividend Period (the “Dividend Price”).

In the first Dividend Period in which such dividend becomes payable, the Annual Dividend Amount will be equal in value to (i) 20% of the increase in the value of one share of common stock, such increase being calculated as the difference between $10.00 and the Dividend Price, multiplied by (ii) the Preferred Shares Dividend Equivalent (as defined in our certificate of incorporation). In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount.

In the event of a Change of Control (as defined in our certificate of incorporation), the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount (as defined in our certificate of incorporation) payable in common stock.

The precise number of shares of common stock that may be required to be issued pursuant to the terms of the Series A Preferred Stock cannot be ascertained at this time as a result of dividends that may be payable in common stock. The issue of shares of common stock in connection with the payment of the Annual Dividend Amount or Change of Control Dividend Amount will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding common stock prior to such issuance. This does not take into account any dilution which may occur as a result of any other issuance of common stock pursuant to the other terms of the Series A Preferred Stock and assumes that there is no adjustment (pursuant to the constitute documents) to the rate at which the Series A Preferred Stock convert into common stock.

The issuance of common stock pursuant to the terms of the Series A Preferred Stock may reduce any net return derived from holding common stock compared to any such net return that might otherwise have been derived had we not issued common stock in connection with the payment of the Annual Dividend Amount or upon the conversion of the Series A Preferred Stock.

You may not be able to realize returns on your investment in our securities within a period that you would consider to be reasonable.

Investments in our securities may be relatively illiquid. There may be a limited number of investors and this factor, together with the number of shares of our common stock and warrants outstanding, may contribute both to infrequent trading in our securities and to volatile market price movements. Investors should not expect that they will necessarily be able to realize their investment in our securities within a period that they would regard as reasonable. Accordingly, the common stock and warrants may not be suitable for short-term investment. Even if an active trading market develops, the market price for the shares of common stock may fall below the price at which they were purchased.

We may issue additional series of preferred stock in the future, and the terms of such preferred stock may reduce the value of our existing securities.

Our certificate of incorporation authorizes us to issue up to 5,000,000 shares of preferred stock, par value $0.0001 per share. As of June 30, 2025, we had 1,000,000 shares of Series A Preferred Stock outstanding. We may issue additional shares or series of preferred stock in the future, and the terms of such preferred stock may reduce the value of our common stock, Series A Preferred Stock and warrants.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our board of directors is authorized to create and issue one or more additional series of preferred stock, and, with respect to each series, to fix the number of shares constituting the series and the designation of such series, the powers (including voting powers), if any, of the shares of such series and the preferences and relative, participating, optional, special or other rights, if any, and the qualifications, limitations or restrictions, if any, of the shares of such series, in each case without stockholder approval. If we create and issue one or more additional series of preferred stock, it could affect your rights or reduce the value of your investment in our common stock. Our board of directors could, without stockholder approval, issue preferred stock with voting and other rights that could dilute the voting power of our stockholders, and which could have certain anti-takeover effects.

We will be required to issue additional shares of common stock upon the exercise of the warrants, which may dilute your interests in the common stock.

The terms of the warrants provide for the issuance of common stock upon any exercise of the warrants. Each warrant entitles the holder to one-fourth of a share of common stock at $11.50 per whole common stock (subject to adjustment in accordance with the terms and conditions of the Amended and Restated Warrant Instrument (the “Warrant Instrument”)). Based on the number of warrants outstanding as of June 30, 2025, the maximum remaining number of shares of common stock that we may be required to issue pursuant to the terms of the warrants, subject to adjustment in accordance with the terms and conditions of the Warrant Instrument, is 4,566,219. The exercise of the warrants will result in dilution of the value of a stockholder’s interest in our common stock if the value of a share of common stock exceeds the exercise price payable on the exercise of a warrant at the relevant time.

The potential for the issuance of additional common stock pursuant to exercise of the warrants could have an adverse effect on the market price of the common stock.

There can be no assurance that we will be able to provide tax-efficient returns for our stockholders.

We have made certain assumptions regarding taxation in connection with the structuring of our business. However, if these assumptions are not correct, taxes may be imposed in excess of taxes that were anticipated. This could reduce the amount of post-tax returns, if any, available for our stockholders. Any change in laws or tax authority practices could also adversely affect any post-tax returns to our stockholders. In addition, we may incur costs in taking steps to mitigate any such adverse effect on any post-tax returns to our stockholders.

Risks Related to this Offering

Our management has broad discretion in deploying the proceeds of this offering and may not use the proceeds effectively, which could adversely affect our results of operations and cause our common stock price to decline.

We intend to use the net proceeds from this offering for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies, although we have no present commitments or agreements to do so. However, we have not determined the specific allocation of the net proceeds among these potential uses. Our management will have broad discretion over the use and investment of the net proceeds from this offering, and, accordingly, investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds, with only limited information concerning our specific intentions. These proceeds could be applied in ways that do not improve our operating results or increase the value of your investment. See the section titled “Use of Proceeds” of this prospectus for additional information.

Future sales or other issuances of our common stock could depress the market for our common stock.

In the future, sales of a substantial number of shares of our common stock, or the perception by the market that those sales could occur, could cause the market price of our common stock to decline or could make it more difficult for us to raise funds through the sale of equity.

In connection with this offering, we and our directors and executive officers expect to enter into lock-up agreements for a period of                    days following the closing date of this offering, subject to certain exceptions set forth therein. Upon expiration of, or earlier release from, the lock-up agreement restrictions, we and our directors and executive officers may sell shares into the market, which could adversely affect the market price of shares of our common stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Future issuances of our common stock or its other equity securities could further depress the market for our common stock. The sale or the proposed sale of substantial amounts of our common stock or our other equity securities may adversely affect the market price of our common stock and our stock price may decline substantially. Our stockholders may experience substantial dilution and a reduction in the price that they are able to obtain upon sale of their shares. New equity securities issued may have greater rights, preferences or privileges than our existing common stock.

You will experience immediate dilution if you purchase our common stock in this offering.

Since the price per share of our common stock is substantially higher than the pro forma net tangible book value per share of our common stock, you will suffer immediate dilution with respect to the common stock you purchase in this offering. Our pro forma net tangible book value as of June 30, 2025 was approximately $(1.2) billion, or $(5.86) per share of our common stock, based on 200,589,758 shares of our common stock outstanding on August 12, 2025.

After giving effect to the sales in this offering of shares of our common stock, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately $                      , or $                      per share of our common stock. This amount represents an immediate decrease in net tangible book value of $                      per share to existing shareholders and an immediate dilution of $                      per share to investors in this offering. As a result of the dilution to investors purchasing shares in this offering, investors in this offering may receive significantly less than the purchase price paid in this offering, if anything, in the event of our liquidation. See the section titled “Dilution” in this prospectus for additional information.

We do not currently intend to pay dividends on our common stock, consequently, your ability to achieve a return on your investment will depend on capital appreciation.

We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not intend to declare or pay any dividends on the common stock in the foreseeable future. Moreover, the terms of the Credit Facility (as defined below) may restrict our ability to pay dividends on the common stock, and any additional debt we may incur in the future may include similar restrictions. As a result, you should not rely on an investment in our common stock to provide dividend income. Capital appreciation, if any, of our common stock will be your sole source of gain for the foreseeable future.

Risks Related to Our Business and Industry

Our revenues are heavily dependent on certain industries.

Sales of our services are dependent on clients in certain industries, particularly certain industrial sectors such as manufacturing, chemical plants, mining, refinery, oilsands, infrastructure, aerospace and automotive. As we have experienced in the past, and as we expect to occur in the future, downturns characterized by diminished demand in our industries as well as potential changes due to consolidation or changes in client businesses or governmental regulations, could have a material impact on our results of operations, financial position or cash flows. Additionally, certain industries and clients have employees represented by unions and could be subject to temporary work stoppages which could impact our activity level.

In addition, we are dependent on clients in the public and quasi-public sector. The demand for our government-related services is generally driven by the level of government program funding. Accordingly, the success and further development of our business depends, in large part, upon the continued funding of these government programs and upon our ability to obtain contracts and perform well under these programs.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Demand for our services is related to global oil and gas supply, economic downturns and other factors which impact our clients’ current and future spending levels.

Our clients in the oil and gas industries account for a substantial portion of our historical revenues. Global oil and gas supply and demand are impacted by several factors including global economic conditions, geopolitical events and conflicts (such as the ongoing military conflict between Russia and Ukraine, the conflict in the Middle East between Hamas and Israel, tariffs or trade barriers imposed on China, Canada and other countries, and other geopolitical issues impacting global trade), widespread public health crises, epidemics and pandemics, and domestic and global inflationary pressures which may reduce the availability of liquidity and credit and, in many cases, reduce demand for our clients’ products. Disruptions or volatility in these markets could also adversely affect our clients’ decisions to fund ongoing maintenance and capital projects, resulting in contract cancellations or suspensions, delays, repurposing of infrastructure, and infrastructure closures. These factors may also adversely affect our ability to collect payment for work that we have previously performed. Such disruptions have, and could in the future, materially and adversely impact our business, results of operations, financial position, credit capacity or cash flows.

In addition, demand for services from state and local government and private clients is cyclical and vulnerable to economic downturns, which may result in clients delaying, curtailing, or canceling proposed and existing projects. Our business traditionally lags the overall recovery in the economy and therefore, may not recover immediately when the economy improves. If the economy weakens or client spending declines, then our revenue, profits, and overall financial condition may deteriorate. State and local government clients may face budget deficits that prohibit them from funding new or existing projects. Difficult financing and economic conditions may cause some of our clients to demand better pricing terms or delay payments for services we perform, thereby increasing the average number of days receivables are outstanding and the potential of increased credit losses on uncollectible invoices. Further, these conditions may result in the inability of some of our clients to pay us for services that we have already performed. If we are not able to reduce our costs quickly enough to respond to the revenue decline from these clients, our operating results may be adversely affected.

We operate in competitive markets, and if we are unable to compete successfully, we could lose market share and revenues and our margins could decline.

Our industry is highly fragmented and intensely competitive. Our competitors are numerous, ranging from small private firms to multi-billion dollar public companies. Some of our competitors have low overhead models and could underprice us in certain markets. Our competitors may offer asset integrity solutions at lower or less profitable rates than we do to attempt to gain market share. Smaller niche competitors with small customer bases could be aggressive in their pricing to retain customers. Competition can place downward pressure on our prices and profitability. Our share of the market for our services is characterized by continual technological developments to provide better and more cost-effective services. If we are not able to implement commercially competitive services and products in a timely manner in response to changes in the market, client requirements, competitive pressures, inflationary pressures and technology trends, our business and results of operations could be materially and adversely affected. Likewise, if our proprietary technologies, equipment, facilities, or work processes become obsolete, we may no longer be competitive, and our business and results of operations could be materially and adversely affected.

In addition, contract awards are based primarily on quality of service, relevant experience, staffing capabilities, reputation, geographic presence, stability, and price. The technical and professional aspects of our services generally do not require large upfront capital expenditures and provide limited barriers against new competitors. Many of our competitors have achieved greater market penetration in some of the markets in which we compete and have more personnel, technical, marketing, and financial resources or financial flexibility than we do. As a result of the number of competitors in the industry, our clients may select one of our competitors on a project due to competitive pricing or a specific skill set. These competitive forces could force us to make price concessions or otherwise reduce prices for our services. If we are unable to maintain our competitiveness, our market share, revenue, and profits could decline.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The success of our businesses depends, in part, on our ability to adopt new TICC, asset integrity, and engineering solutions, increase the functionality of our current offerings, expand into adjacent and developing service categories and meet the needs and demands of our customers.

The market for TICC, asset integrity, and engineering solutions could be impacted by technological change, uncertain product lifecycles, shifts in customer demands and evolving industry standards and regulations. If we fail to execute effective business strategies or fail to successfully develop and market new services that comply with present or emerging industry regulations and technology standards, our competitive standing and results could suffer. Also, new regulations or technology standards could increase our cost of doing business.

We believe our future success will depend, in part, on our ability to continue to expand our NDT, RAT and Geospatial offerings into existing and new end markets while at the same time exploring potential acquisition opportunities that would enable us to participate in new, competitive and broader TICC, asset integrity, and engineering solutions. Many traditional inspection and engineering services are subject to price competition by our competitors, and our customers are typically sensitive to price. Accordingly, the need to demonstrate our value-added services is becoming more important.

Our ongoing investments in new client markets involve significant risks, could disrupt our current operations and may not produce the long-term benefits that we expect.

Our ability to compete successfully in new client markets depends on our ability to continue to deliver innovative, relevant and useful services to our clients in a timely manner. As a result, we have invested, and expect to continue to invest, resources in broadening our ability to provide NDT and engineering services to new end-markets and growing our RAT solutions across foundational markets, which is currently not widely used in our client markets. Such investments may not prioritize short-term financial results and may involve significant risks and uncertainties, including encountering new, well-established competitors. We may fail to generate sufficient revenue, operating margin or other value to justify our investments in such new client markets, thereby harming our business, results of operations, financial position and cash flows.

State and other public employee unions, including as a result of our unionized workforce, could adversely affect our operations.

As of August 20, 2025, approximately 10.5% of our employees were covered by collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future. Strikes or work stoppages could adversely impact relationships with our customers and could cause us to lose business and experience a decline in revenues. Our ability to complete future acquisitions also could be adversely affected because of our union status for a variety of reasons. For instance, our union agreements may be incompatible with the union agreements of a business we want to acquire, and some businesses may not want to become affiliated with a union-based company. Further, certain of our customers require or prefer a non-union workforce, and they may reduce the amount of work assigned to us if our non-union labor crews become unionized, which could negatively affect our business, financial condition, results of operations and cash flows.

In addition, state and other public employee unions have challenged the validity of propositions, legislation, charters, and other government regulations that allow public agencies to contract with private firms to provide services in the fields of engineering, design, and construction of public improvements that might otherwise be provided by public employees. These challenges could have the effect of eliminating or severely restricting the ability of municipalities to hire private firms and otherwise require them to use union employees to perform the services. If a state or other public employee union is successful in its challenge, this may result in additional litigation which could affect our ability to compete for contracts.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

No assurances can be made that we will be successful in hiring or retaining members of a skilled technical workforce.

We have a skilled technical workforce and an industry recognized technician training program to educate new employees as well as further train our existing employees. The competition for these individuals is intense. The failure to retain these individuals, or failure to attract new employees, could adversely affect our ability to perform our obligations on our clients’ projects or maintenance and consequently could negatively impact our ability to meet the demand for our products and services. In addition, we may be forced to increase compensation and other incentives to hire and retain employees.

Many of the sites at which our employees work are inherently dangerous workplaces. If we fail to maintain a safe work environment, we may incur losses and lose business.

The services we provide could incur quality of execution issues that may be caused by our workforce personnel and/or components that we purchase from other manufacturers or suppliers. If the quality of our services does not meet our clients’ expectations or satisfaction, then our sales and operating earnings, and, ultimately, our reputation, could be negatively impacted. Additionally, our workers are subject to the normal hazards associated with providing services at industrial facilities. Even with proper safety precautions, these hazards can lead to personal injury, loss of life, destruction of property, plant and equipment, lower employee morale and environmental damage. While we are intensely focused on maintaining a strong safety environment and minimizing the risk of accidents, there can be no assurance that these efforts will be effective. Poor safety performance may limit or eliminate potential revenue streams, including from many of our largest clients, and may materially increase our operating costs, including increasing our required insurance deductibles, self-insured retention and insurance premium costs.

If our employees are injured at the workplace, we could incur costs for the injuries and lost productivity. In addition, many of our customers, particularly in the oil and gas and chemical industries, require their inspectors and other contractors working at their facilities to have good safety records because of the inherent danger at these sites. Safety records are impacted by the number and amount of workplace incidents involving a contractor’s employees. As a result, if our safety record is not within the levels required by our customers, or compares unfavorably to our competitors, we could lose business, be prevented from working at certain facilities or suffer other adverse consequences, all of which could negatively impact our business, revenues, reputation and profitability.

In addition, RAT is a new and innovative method of doing work at heights. This work is inherently dangerous, and the risk of death or serious injury is high. A fatality or series of serious safety incidents could result in litigation, increased regulation, negative publicity, loss of customer contracts or the inability to bid for certain customer contracts. Any of which would have a material adverse impact on our business, results of operations, financial position or cash flows.

No assurances can be made that we will be successful in maintaining or renewing our contracts with our clients.

A significant portion of our contracts and agreements with clients may be terminated by either party on short notice. Although we actively pursue the renewal of our contracts, we cannot assure that we will be able to renew these contracts or that the terms of the renewed contracts will be as favorable as the existing contracts. If we are unable to renew or replace these contracts, or if we renew on less favorable terms, we may suffer a material reduction in revenue and earnings.

Earnings for future periods may be impacted by impairment charges for goodwill and intangible assets.

We carry a significant amount of goodwill and identifiable intangible assets on our consolidated balance sheets. Goodwill is the excess of purchase price over the fair value of the net assets of acquired businesses. We assess goodwill for impairment each year, and more frequently if circumstances suggest an impairment may have occurred. We may determine in the future that a significant impairment has occurred in the value of our goodwill, unamortized intangible assets or fixed assets, which could require us to write off a portion of our assets and could adversely affect our financial condition or our reported results of operations.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The loss or unavailability of any of our executive officers or other key personnel could have a material adverse effect on our business.

We depend greatly on the efforts of our executive officers and other key employees to manage and exercise leadership over our operations. In addition, as a provider of technology, conformity assessment, and consulting solutions, our business is labor intensive and, therefore, our ability to attract, retain, and expand our senior management, sales personnel, and professional and technical staff is an important factor in our future success. The market for qualified scientists, engineers, and sales personnel is competitive and we may not be able to attract and retain such professionals. It may also be difficult to attract and retain qualified individuals in the timeframe demanded by our clients. Furthermore, some of our government contracts may require us to employ only individuals who have particular government security clearance levels. Our failure to attract and retain key individuals could impair our ability to provide services to our clients and conduct our business effectively. The loss or unavailability of any of our executive officers or other key employees could have a material adverse effect on our business operations.

We have entered into agreements with our executive officers and other key employees that contain non-compete provisions to mitigate this risk. We are currently litigating to enforce our rights against certain former employees under these agreements, which litigation is time-consuming and expensive and may ultimately be ineffective. Furthermore, the law governing non-compete agreements and other forms of restrictive covenants varies from jurisdiction to jurisdiction and is unenforceable in some jurisdictions in which we operate. Additionally, the FTC issued a final rule on April 23, 2024, to prohibit employers from imposing non-compete clauses on certain classes of workers. The FTC’s rule would require employers to rescind existing non-compete clauses with non-senior executive workers and actively inform their employees that the contracts are no longer in effect. Although the FTC’s rule is facing legal challenges, we may be unable to enforce our non-compete provisions, potentially resulting in negative impacts to our business.

Our current directors may allocate their time to other businesses, leading to potential conflicts of interest in their determination as to how much time to allocate to our affairs.

None of the current directors, other than Mr. Pizzey and Mr. Heraud, are required to commit their full time or any specified amount of time to our affairs, which could create a conflict of interest when allocating their time between our operations and their other commitments. If the directors’ other business affairs require them to devote more substantial amounts of time to such affairs, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to operate the business. In addition, Sir Martin E. Franklin, Mr. Robert A.E. Franklin, Mr. James E. Lillie and certain other individuals affiliated with Mariposa Acquisition IX, LLC, our directors or one or more of their affiliates may provide services to our business. However, there is no formal agreement between us and such entities with respect to the provision of such services or the commitment of any specified amount of time to our business, other than the Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin. We cannot provide any assurance that these conflicts will be resolved in our favor. In addition, although the directors must act in our best interests and owe certain fiduciary duties to us, they are not (or will not be) necessarily obligated under Delaware law to present us with business opportunities.

We cannot confirm that our Founders (as defined below) or any of our directors will not become involved in one or more other business opportunities that could present conflicts of interest in respect of the time they allocate to our business. In addition, our conflicts of interest procedures may require or allow our Founders, directors and officers and certain of their affiliates to present certain acquisition opportunities to other companies before they present them to us.

Our business strategy includes acquiring companies and making investments that complement our existing businesses or expand into adjacent industries. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

As part of our business strategy, we rely on our ability to successfully acquire other businesses, and integrate acquired businesses into our operations, and our inability to do so could adversely affect our business and results of operations. We expect to continue to analyze and evaluate the acquisition of strategic businesses, product lines or technologies with the potential to strengthen our industry position, enhance our existing offerings or expand into adjacent industries. We cannot assure you that we will identify or successfully complete transactions with suitable acquisition candidates in the future. Nor can we assure you that completed acquisitions will be successful.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our business, consolidated financial condition, results of operations and cash flows. Acquisitions involve numerous other risks, including:

●	diversion of management’s time and attention from daily operations;

●	difficulties integrating acquired businesses, technologies and personnel into our business;

●	inability to obtain required regulatory approvals and/or required financing on favorable terms;

●	potential loss of key employees, contractual relationships, or customers of acquired companies or from our existing businesses; and

●	assumption of the liabilities, and exposure to unforeseen liabilities, of acquired companies.

Under certain circumstances, it may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. We cannot assure that we will be able to successfully complete the integration process without substantial costs, delays, disruptions or other operational or financial problems. Failure to successfully integrate acquired businesses could adversely impact our business, financial condition, results of operations and cash flows. Moreover, we may be unable to obtain the strategic or operational benefits that are expected from our acquisitions. Any acquisitions or investments may ultimately harm our business or consolidated financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

We may be unable to integrate the business of NV5 successfully or realize the anticipated benefits of the acquisition. We may also be the subject of litigation as a result of the NV5 acquisition.

The combination of two independent businesses is complex, costly and time consuming, and we will be required to devote significant management attention and resources to integrating the business practices and operations of NV5 into our business. Potential difficulties that we may encounter as part of the integration process include the following:

●	the inability to achieve, on a timely basis, or at all, the potential enhanced revenue opportunities and cost savings and other synergies and benefits;

●	complexities associated with managing the combined businesses, including difficulty addressing possible differences in operational philosophies and the challenge of integrating complex systems, technology, networks and other assets of each of the companies in a seamless manner that minimizes any adverse impact on customers, suppliers, employees and other constituencies;

●	the assumption of contractual obligations with less favorable or more restrictive terms;

●	loss of customers, distributors, suppliers, vendors, landlords and other business partners that may not wish to source their needs from a single company; and

●	potential unknown liabilities and unforeseen increased expenses or delays.

Any of these issues could adversely affect each company’s ability to maintain relationships with customers, suppliers, employees and other constituencies. The growth and anticipated benefits of the transaction may not be realized fully, or at all, or may take longer to realize than expected. Actual operating, technological, strategic and revenue opportunities, if achieved at all, may be less significant than expected or may take longer to achieve than anticipated. If we are not able to achieve these objectives and realize the anticipated benefits and expected synergies within the anticipated timing or at all, our business, financial condition and operating results may be adversely affected.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

In addition, securities class action lawsuits and derivative lawsuits are often brought against public companies that have completed mergers. Even if such a lawsuit is without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on our liquidity and financial condition. There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim may adversely affect our business, financial condition, results of operations and cash flows.

We may experience inflationary pressures in our operating costs and cost overruns on our projects and services.

Most of our clients are serviced under contracts where we charge the client based on time and materials. Under such contracts, prices are established in part on cost of materials and scheduling estimates, which are based on a number of assumptions, including assumptions about future economic conditions, prices and availability of subcontractors, materials and other exigencies of our services. Our profitability for these contracts depends heavily on our ability to make accurate estimates and include guaranteed price increases in the contract in anticipation of increased material costs, if any. Inaccurate estimates, or changes in other circumstances, such as, cost of raw materials, trade disputes and tariffs, currency fluctuations, inflationary pressures or our suppliers’ or subcontractors’ inability to perform could result in substantial losses, as such changes adversely affect the revenues and profitability recognized on each project. Current and future inflationary volatility driven by, among other things, supply chain disruptions and governmental stimulus or fiscal policies as well as geopolitical conflicts such as the ongoing military conflict between Russia and Ukraine and the conflict in the Middle East between Hamas and Israel and other geopolitical issues impacting global trade could further impact our ability to make accurate estimates, which could have an adverse impact on our business, cash flows and profitability. We may also experience increased costs associated with tariffs or trade barriers (including recent U.S. tariffs imposed or threatened to be imposed on the countries in which we operate including, but not limited to, the UK, China, Canada and other countries and any retaliatory actions taken by such countries).

If we fail to complete a project in a timely manner, miss a required performance standard, or otherwise fail to adequately perform on a project, then we may incur a loss on that project, which may reduce or eliminate our overall profitability.

Our engagements often involve large-scale, complex projects. The quality of our performance on such projects depends in large part upon our ability to manage the relationship with our clients, effectively manage the project and deploy appropriate resources, including third-party contractors and our own personnel, in a timely manner. If a project is not completed by the scheduled date or fails to meet required performance standards, we may either incur significant additional costs or be held responsible for the costs incurred by the client to rectify damages due to late completion or failure to achieve the required performance standards. The performance of projects can be affected by a number of factors including unavoidable delays from government inaction, public opposition, inability to obtain financing, weather conditions, unavailability of vendor materials, changes in the project scope of services requested by our clients, industrial accidents, environmental hazards, and labor disruptions. To the extent these events occur, the total costs of the project could exceed our estimates and we could experience reduced profits or, in some cases, incur a loss on a project, which may reduce or eliminate our overall profitability. Further, any defects or errors, or failures to meet our clients’ expectations, could result in claims for damages against us. Our contracts generally limit our liability for damages that arise from negligent acts, errors, mistakes, or omissions in rendering services to our clients. However, we cannot be sure that these contractual provisions will protect us from liability for damages in the event we are sued.

Failure of our sub-consultants to satisfy their obligations to us or other parties, or the inability to maintain these relationships, may adversely impact our business operations and financial results.

We depend, in part, on sub-consultants in conducting our business. There is a risk that we may have disputes with our sub-consultants arising from, among other things, the quality and timeliness of work performed, client concerns, or failure to extend existing task orders or issue new task orders under a subcontract. In addition, if any of our sub-consultants fail to deliver on a timely basis the agreed-upon supplies, go out of business, or fail to perform on a project, our ability to fulfill our obligations may be jeopardized and we may be contractually responsible for the work performed. The absence of qualified sub-consultants with which we have a satisfactory relationship could adversely affect the quality of our service and our ability to perform under some contracts.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

We also rely on relationships with other contractors when we act as their sub-consultants or joint venture partner. Our future revenue and growth prospects could be adversely affected if other contractors eliminate or reduce our subcontracts or teaming arrangement relationships with us or if a government agency terminates or reduces these other contractors’ programs, does not award them new contracts, or refuses to pay under a contract.

Employee, agent or partner misconduct or our overall failure to comply with laws or regulations may adversely impact our reputation and financial results as well as subject us to criminal and civil enforcement actions.

Misconduct, fraud, non-compliance with applicable laws and regulations, or other improper activities by one of our employees, agents, or partners could have a significant negative impact on our business and reputation. Such misconduct could include the failure to comply with regulations regarding government procurements, the protection of classified information, bribery and other foreign corrupt practices, pricing of labor and other costs in government contracts, lobbying or similar activities, internal controls over financial reporting, environmental laws, and any other applicable laws or regulations. Our policies mandate compliance with these regulations and laws, and we take precautions to prevent and detect misconduct. However, since our internal controls are subject to inherent limitations, including human error, it is possible that these controls could be intentionally circumvented or become inadequate because of changed conditions. As a result, we cannot assure that our controls will protect us from reckless or criminal acts committed by our employees and agents. Our failure to comply with applicable laws or regulations or acts of misconduct could subject us to fines and penalties, loss of security clearances, and suspension or debarment from contracting, any or all of which could harm our reputation, reduce our revenue and profits, and subject us to criminal and civil enforcement actions.

We are and may become subject to periodic litigation which may adversely affect our business and financial performance.

We are subject to various lawsuits, administrative proceedings and claims that arise in the ordinary course of business. We could be party to class and collective actions, along with other complex legal disputes, which could materially impact our business by requiring, among other things, unanticipated management attention, significant attorney’s fees and settlement spend, or operational adjustments implemented in response to a settlement, court order or to mitigate future exposure. We may have litigation in a variety of matters, some matters may be unpredictable or unanticipated, and the frequency and severity of litigation could increase. Lawsuits are inherently unpredictable and assessing contingencies is highly subjective and requires judgements about future events. A judgement that is not covered by insurance or that is significantly in excess of our insurance coverage could materially adversely affect our financial condition or results of operations.

Our insurance coverage will not fully indemnify us against certain claims or losses. Further, our insurance has limits and exclusions and not all losses or claims are insured.

We perform services in hazardous environments on or around high-pressure, high temperature systems, and our employees are exposed to a number of hazards, including exposure to hazardous materials, explosion hazards and fire hazards. Incidents that occur at these large industrial facilities or systems, regardless of fault, may be catastrophic and adversely impact our employees and third parties by causing serious personal injury, loss of life, damage to property or the environment, and interruption of operations. We maintain certain insurance coverage against these risks and other risks associated with our business. Our contracts typically require us to name a client as an additional insured under our insurance policies and indemnify our clients for injury, damage or loss arising out of and in proportion to our negligence in the performance of our services and provide for warranties for materials and workmanship. We maintain a $1.5 million aggregated self-insured retention for professional indemnity coverage. This insurance may not protect us against liability for certain events, including events involving fraud, willful misconduct or gross negligence. We cannot assure you that our insurance will be adequate in risk coverage or policy limits to cover all losses or liabilities that we may incur. Moreover, in the future, due to evolving market conditions, our higher risk profile due to the nature of our operations and claims history, and expected impact on pricing, we cannot assure that we will be able to maintain insurance at levels of risk coverage or policy limits that we deem adequate. Any future damages caused by our products or services that are not covered by insurance or that are in excess of policy limits could have a material adverse effect on our results of operations, financial position or cash flows.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

If our clients delay in paying or fail to pay amounts owed to us, our business operations and financial results may be adversely impacted.

Our accounts receivables are a significant asset on our balance sheet. While we take steps to evaluate and manage the credit risks relating to our clients, economic downturns, prevailing interest rates, or other events can adversely affect the markets we serve and our clients’ ability to pay, which could reduce our ability to collect amounts due from clients. If our clients delay in paying or fail to pay us a significant amount of our outstanding receivables, it could have a material adverse effect on our liquidity, results of operations, and financial condition.

Our profitability could suffer if we are not able to maintain adequate utilization of our workforce.

The cost of providing our services, including the extent to which we utilize our workforce, affects our profitability. The rate at which we utilize our workforce is affected by a number of factors, including:

●	our ability to transition employees from completed projects to new assignments and to hire and assimilate new employees,

●	our ability to forecast demand for our services and thereby maintain an appropriate headcount in each of our geographies and workforces,

●	our ability to manage attrition,

●	our need to devote time and resources to training, business development, professional development, and other non-chargeable activities, and

●	our ability to match the skill sets of our employees to the needs of the marketplace.

If we over-utilize our workforce, our employees may become disengaged, which will impact employee attrition. If we under-utilize our workforce, our profit margin and profitability could suffer.

Our failure to win new contracts and renew existing contracts with private and public sector clients may  adversely affect our business operations and financial results.

Our business depends on our ability to win new contracts and renew existing contracts with private and public sector clients. Contract proposals and negotiations are complex and frequently involve a lengthy bidding and selection process, which is affected by a number of factors. These factors include market conditions, financing arrangements, prevailing interest rates, and required governmental approvals. For example, a client may require us to provide a bond or letter of credit to protect the client should it fail to perform under the terms of the contract. If negative market conditions arise, or if we fail to secure adequate financial arrangements or the required government approvals, we may not be able to pursue particular projects, which could adversely affect our profitability.

Losses under lump-sum contracts may adversely impact our business operations and financial results.

Lump-sum contracts typically require the performance of all the work under the contract for a specified lump-sum fee, subject to price adjustments if the scope of the project changes or unforeseen conditions arise. A portion of our revenue was recognized under lump-sum contracts. Lump-sum contracts expose us to a number of risks not inherent in cost-plus and time and material contracts, including underestimation of costs, ambiguities in specifications, unforeseen costs or difficulties, problems with new technologies, delays beyond our control, failures of subcontractors to perform, and economic or other changes that may occur during the contract period. Losses under lump-sum contracts could adversely impact our results of operations.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Hedging against interest rate exposure may adversely affect our earnings, limit our gains or result in losses.

We have entered into, and may in the future enter into, interest rate swap agreements and other interest rate and foreign currency hedging strategies. Our hedging activity will vary in scope based on the level of interest rates and other changing market conditions. Interest rate hedging may fail to protect or could adversely affect us because, among other things:

●	interest rate hedging can be expensive, particularly during periods of rising and volatile interest rates;

●	available interest rate hedging products may not correspond directly with the risk for which protection is sought;

●	the duration of the hedge may not match the duration of the related liability or asset;

●	the credit quality of the party owing money on the hedge may be downgraded to such an extent that it impairs our ability to sell or assign our side of the hedging transaction;

●	the party owing money in the hedging transaction may default on our obligation to pay; and

●	we may purchase a hedge that turns out not to be necessary, is ineffective or produces an unintended result, i.e., a hedge that is out of the money.

Any hedging activity we engage in may adversely affect our earnings or result in losses. Therefore, while we may enter into such transactions to seek to reduce interest rate risks, unanticipated changes in interest rates, may result in poorer overall investment performance than if we had not engaged in any such hedging transactions.

Growing use of artificial intelligence (“AI”) in our business has challenges that, if not properly managed could result in harm to our brand, reputation, business or customers, and adversely affect our results of operations.

While our use of AI and machine learning is not material at this time, the use of AI and machine learning can present risks. AI algorithms may be flawed, and datasets may be insufficient. Inappropriate or controversial data practices by us or others could impair the acceptance of AI solutions or subject us to lawsuits and regulatory investigations. These deficiencies could undermine the decisions, predictions or analysis AI applications produce, subjecting us to competitive harm, legal liability and brand or reputational harm.

In addition, the use of AI may increase cybersecurity risks, privacy risks, and operational and technological risks. The technologies underlying AI and their use cases are rapidly developing, and it is not possible to predict all of the legal, operational or technological risks related to the use of AI. Moreover, how AI is used is the subject of evolving review by various U.S. regulatory agencies, including the SEC and the FTC. It is possible that governments may also seek to regulate, limit, or block the use of AI or otherwise impose other restrictions that may hinder the usability or effectiveness of our products and services.

Currency translation risks may have a material impact on our results of operations.

We have operations outside of the United States. The majority of our foreign operations utilize the local currency as their functional currency. Foreign currency transaction gains and losses are included in earnings. Foreign currency transaction exposure arises primarily from the transfer of foreign currency from one subsidiary to another within the group and to foreign currency-denominated trade receivables. Unrealized currency translation gains and losses are recorded on the balance sheet upon translation of the foreign operations’ functional currency to the reporting currency. Because our financial statements are denominated in U.S. dollars, changes in currency exchange rates between the U.S. dollar and the currencies used by our international operations may have an impact on our earnings. We may enter into derivative financial instruments such as forward exchange contracts to reduce the effect of fluctuations in exchange rates on certain third-party sales transactions denominated in non-functional currencies. Currency fluctuations may affect our financial performance in the future, and we cannot predict the impact of future exchange rate fluctuations on our results of operations.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our business activities may require our employees to travel to and work in countries where there are high security risks, which may result in employee death or injury, repatriation costs or other unforeseen costs.

Certain contracts require that our employees travel to, and work in, high-risk countries that are undergoing political, social and economic upheavals resulting from war, civil unrest, criminal activity, acts of terrorism or public heath crises. As a result, we risk loss of or injury to our employees and may be subject to costs related to employee death or injury, repatriation or other unforeseen circumstances. We may choose or be forced to leave a country with little or no warning due to physical security risks.

If our reports and opinions are not in compliance with professional standards and other regulations, we could be subject to monetary damages and penalties.

We issue reports and opinions to clients based on our professional expertise. Our reports and opinions may need to comply with professional standards, licensing requirements, securities regulations, and other laws and rules governing the performance of professional services in the jurisdiction in which the services are performed. In addition, we could be liable to third parties who use or rely upon our reports or opinions even if we are not contractually bound to those third parties.

Interruptions in the proper functioning of our information systems could disrupt operations and cause increases in costs and/or decreases in revenues.

The proper functioning of our information systems is critical to the successful operation of our business. Although our information systems are protected through physical and software safeguards, our information systems are still vulnerable to natural disasters, power losses, telecommunication failures and other problems. If critical information systems fail or are otherwise unavailable, our business operations could be adversely affected.

In the event of a cybersecurity incident, we could experience operational interruptions, incur substantial additional costs, become subject to legal or regulatory proceedings or suffer damage to our reputation.

In addition to the disruptions that may occur from interruptions in our information technology systems, cybersecurity threats and sophisticated and targeted cyberattacks pose a risk to our information technology systems and the systems that we design and install. We have established security policies, processes and defenses designed to help identify and protect against intentional and unintentional misappropriation or corruption of our information technology systems, disruption of our operations or the secure operation of the systems we install. Despite these efforts, our information technology systems may be damaged, disrupted or shut down due to attacks by unauthorized access, malicious software, computer viruses, undetected intrusion, hardware failures or other events, and in these circumstances our disaster recovery plans may be ineffective or inadequate. These breaches or intrusions could lead to business interruption, exposure of proprietary or confidential information, data corruption, damage to our reputation, exposure to legal and regulatory proceedings and other costs. Such events could have a material adverse impact on our financial condition, results of operations and cash flows. In addition, we could be adversely affected if any of our significant customers or suppliers experience any similar events that disrupt their business operations or damage their reputation. We maintain monitoring practices and protections of our information technology to reduce these risks and test our systems on an ongoing basis for potential threats. There can be no assurance, however, that our efforts will prevent the risk of a security breach of our databases or systems that could adversely affect our business.

Our business depends upon the maintenance of our proprietary technologies and information.

We depend on the maintenance of our operating systems, some of which are bespoke. Many of our technologies and information, including trade secrets and internally developed and utilized operating software, are not subject to patent protection. We regularly enter into confidentiality agreements with our key employees, clients, potential clients and other third parties and limit access to and distribution of our trade secrets and other sensitive information. However, these measures may not be adequate to prevent misappropriation of our technologies or to assure that our competitors will not independently develop technologies that are substantially equivalent or superior to our technologies. In addition, the laws of other countries in which we operate may not protect our proprietary rights to the same extent as the laws of the U.S. We are also subject to the risk of adverse claims and litigation alleging infringement of intellectual property rights.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Events such as natural disasters, industrial accidents, epidemics, pandemics, war and acts of terrorism, and adverse weather conditions could disrupt our business or the business of our customers, which could significantly harm our operations, financial results and cash flow.

Our operations and those of our customers are susceptible to the occurrence of catastrophic events outside our control, which may include events like epidemics, pandemics and other health crises, severe weather conditions, industrial accidents, and acts of war and terrorism, to name a few. We continue to actively monitor the conflict in the Middle East between Israel and Hamas, and the war between Russia and Ukraine and the sanctions imposed upon Russia in order to assess impacts to our customers and our operations. At this time, we do not believe there is a material impact on our operations, however any future impact of the conflict, and additional sanctions imposed, are uncertain. Any such events could cause a serious business disruption that reduces our customers’ needs or interest in purchasing our asset integrity solutions. In the past, such events have resulted in order cancellations and delays because customer equipment, facilities or operations have been damaged or are not then operational or available. In addition, our results can be adversely impacted by severe winter weather conditions, which can result in lost workdays and temporary closures of customer facilities or outdoor projects. In addition, these events could disrupt commodity prices or financial markets or have other negative macroeconomic impacts which could harm our business.

Risks Related to Government Contracting

We derive a portion of our gross revenues from public and quais-public governmental agencies, and any disruption in government funding or in our relationship with these agencies could adversely affect our business.

A portion of our revenues are derived under multi-year contracts, many of which are appropriated on an annual basis. A portion of our revenues are derived under multi-year contracts, many of which are appropriated on an annual basis. As a result, at the beginning of a project, the related contract may be only partially funded, and additional funding is normally committed only as appropriations are made in each subsequent year. There are several factors that could materially affect our government contracting business, including the following:

●	changes in and delays or cancellations of government programs, requirements, or appropriations,

●	budget constraints or policy changes delaying or curtailing expenditures related to our services,

●	re-competes of government contracts,

●	the timing and amount of tax revenue received by federal, state, and local governments, and the overall level of government expenditures,

●	curtailment in the use of government contracting firms,

●	delays associated with insufficient numbers of government staff to oversee contracts,

●	the increasing preference by government agencies for contracting with small and disadvantaged businesses, including the imposition of set percentages of prime and subcontracts for which we would not qualify,

●	competing political priorities and changes in the political climate,

●	the adoption of new laws or regulations affecting our contracting relationships,

●	public sector contracts may be modified, curtailed, or terminated at any time, which could prevent us from recognizing all of our potential revenue and profits from such contracts,

●	a dispute with, or improper activity by, any of our subcontractors, and

●	general economic or political conditions.

These and other factors could cause government agencies to delay or cancel programs, to reduce their orders under existing contracts, to exercise their rights to terminate contracts, or not to exercise contract options for renewals or extensions. Any of these actions could have a material adverse effect on our revenues or timing of contract payments from these agencies.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our inability to win or renew government contracts during regulated procurement processes or preferences granted to certain bidders for which we would not qualify could harm our operations and significantly reduce or eliminate our profits.

Government contracts are awarded through a regulated procurement process. The U.S. Federal government has increasingly relied upon multi-year contracts with pre-established terms and conditions, such as indefinite delivery/indefinite quantity (“IDIQ”) contracts, which generally require those contractors who have previously been awarded the IDIQ to engage in an additional competitive bidding process before a task order is issued. The increased competition may require us to make efforts to reduce costs to realize revenue and profits under government contracts. If we are not successful in reducing the amount of costs we incur, our profitability on government contracts will be negatively impacted. The U.S. Federal government has also increased its use of IDIQs in which the client qualifies multiple contractors for a specific program and then awards specific task orders or projects among the qualified contractors. As a result, new work awards tend to be smaller and of shorter duration, since the orders represent individual tasks rather than large, programmatic assignments. In addition, even if we are qualified to work on a government contract, we may not be awarded certain contracts because of existing government policies designed to protect small businesses and underrepresented minority contractors. The federal government has in the past announced specific statutory goals regarding awarding prime and subcontracts to small businesses, women-owned small businesses, and small disadvantaged businesses, which may obligate us to involve such businesses as subcontractors with respect to these contracts at lower margins than when if we use our own professionals.

A delay in the completion of the budget process of the U.S. and state governments could delay procurement of our services and have an adverse effect on our future revenue.

We provide services to the U.S. Federal government, if the U.S. government does not complete its budget process before its fiscal year-end on September 30, government operations may be funded by means of a continuing resolution. Under a continuing resolution, the government essentially authorizes agencies of the U.S. government to continue to operate and fund programs at the prior year end but does not authorize new spending initiatives. When the U.S. government operates under a continuing resolution, or should appropriations legislation not be enacted prior to the expiration of such continuing resolution resulting in a partial shut-down of federal government operations, government agencies may delay the procurement of services, which could reduce our future revenue

In addition, the state of California has historically been and is a key geographic region for a portion of our business. The timing and accessibility of budgetary funding, changes in state funding allocations to local agencies and municipalities, or other delays in purchasing for, or commencement of, projects may have a negative impact on our gross revenues and net income.

As a government contractor, we must comply with various procurement laws and regulations and are subject to regular government audits. A violation of any of these laws and regulations or the failure to pass a government audit could result in sanctions, contract termination, forfeiture of profit, harm to our reputation or loss of our status as an eligible government contractor and could reduce our profits and revenue.

We must comply with and are affected by U.S. Federal, state, local, and foreign laws and regulations relating to the formation, administration, and performance of government contracts. For example, we must comply with defective-pricing clauses found within the Federal Acquisition Regulation (“FAR”), the Truth in Negotiations Act, Cost Accounting Standards (“CAS”), the Services Contract Act, and the U.S. Department of Defense security regulations, as well as many other rules and regulations. In addition, we must also comply with other government regulations related to employment practices, environmental protection, health and safety, tax, accounting, and anti-fraud measures, as well as many other regulations in order to maintain our government contractor status. These laws and regulations affect how we do business with our clients and, in some instances, impose additional costs on our business operations. Although we take precautions to prevent and deter fraud, misconduct, and non-compliance, we face the risk that our employees or outside partners may engage in misconduct, fraud, or other improper activities. Government agencies routinely audit and investigate government contractors. These government agencies review and audit a government contractor’s performance under its contracts and cost structure and evaluate compliance with applicable laws, regulations, and standards. In addition, during the course of its audits, such agencies may question our incurred project costs. If such agencies believe we have accounted for such costs in a manner inconsistent with the requirements for FAR or CAS, the agency auditor may recommend to our U.S. government corporate administrative contracting officer that it disallow such costs. Historically, we have not experienced significant disallowed costs as a result of government audits. However, we cannot assure that such government audits will not result in a material disallowance for incurred costs in the future. In addition, government contracts are subject to a variety of other requirements relating to the formation, administration, performance, and accounting for these contracts. We may also be subject to qui tam litigation brought by private individuals on behalf of the government under the Federal Civil False Claims Act, which could include claims for treble damages. Government contract violations could result in the imposition of civil and criminal penalties or sanctions, contract termination, forfeiture of profit, or suspension of payment, any of which could make us lose our status as an eligible government contractor. We could also suffer serious harm to our reputation. Any interruption or termination of our government contractor status could reduce our profits and revenue significantly.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our revenue and growth prospects may be harmed if we or our employees are unable to obtain government granted eligibility or other qualifications both we and our employees need to perform services for our customers.

A number of government programs require contractors to have certain kinds of government granted eligibility, such as security clearance credentials. Depending on the project, eligibility can be difficult and time-consuming to obtain. If we or our employees are unable to obtain or retain the necessary eligibility, we may not be able to win new business, and our existing customers could terminate their contracts with us or decide not to renew them. To the extent we cannot obtain or maintain the required security clearances for our employees working on a particular contract, we may not derive the revenue or profit anticipated from such contract.

Risks Related to Regulation

Our failure to comply with the requirements of export laws and regulations could have a material effect on our financial condition and results of operations.

We may, from time to time, receive technical data from third parties and/or test commodities subject to the International Traffic and Arms Regulations (“ITAR”), Export Administration Regulations (“EAR”), and trade sanctions against embargoed countries to the extent we export technical services, data, product and equipment outside of the U.S. We are required to maintain ITAR and EAR compliant policies and procedures. If we fail to comply with these requirements we could lose our registrations, and face civil or criminal sanctions, including fines, suspension, or debarment of U.S. government contracts which may cause some of our customers to choose a different supplier for the services we provide.

We are, and may become, subject to periodic regulatory proceedings, including U.S. Fair Labor Standards Act (“FLSA”) and state wage and hour class action lawsuits, which may adversely affect our business and financial performance.

Pending and future wage and hour litigation, including claims relating to the U.S. FLSA, analogous state laws, or other state wage and hour laws could result in significant attorney’s fees and settlement costs. Resolution of non-litigated alleged wage and hour violations could also negatively impact our performance. The potential settlement of, or awards of damages for, such claims also could materially impact our financial performance as could operational adjustments implemented in response to a settlement, court order or in an effort to mitigate future exposure. Additionally, an increased volume of alleged statutory violations or matters referred to an agency for potential resolution could result in significant attorney’s fees and settlement costs that could, in the aggregate, materially impact our financial performance.

Changes in resource management or infrastructure industry laws, regulations, and programs could directly or indirectly reduce the demand for our services which could in turn negatively impact our revenues.

Some of our services are directly or indirectly impacted by changes in U.S. Federal, state, local, or foreign laws and regulations pertaining to resource management, infrastructure, and the environment. In addition, growing concerns about climate change may result in the imposition of additional regulations, international protocols, or other restrictions on emissions. Accordingly, such additional laws and regulations or a relaxation or repeal of existing laws and regulations, or changes in governmental policies regarding the funding, implementation, or enforcement of these programs, could result in a decline in demand for our services, which could in turn negatively impact our revenues.

Demand for our businesses can be materially affected by governmental regulation.

Our customers operate in regulated industries and are subject to regulations that can change frequently and without notice. The adoption of new laws or regulations, or changes to the enforcement or interpretation of existing laws or regulations, could cause our customers to reduce spending on the services that we provide, which could adversely affect our revenues, results of operations, and liquidity. Delays in implementing anticipated regulations or reversals of previously adopted regulations could adversely affect demand for our services.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our failure to comply with the regulations of the Occupational Safety and Health Administration (“OSHA”), and other state and local agencies that oversee safety and transportation compliance could reduce our revenue, profitability and liquidity.

The Occupational Safety and Health Act of 1970, as amended, establishes certain employer responsibilities, including maintenance of a workplace free of recognized hazards likely to cause death or serious injury, compliance with standards promulgated by OSHA and various recordkeeping, disclosure and procedural requirements. Various standards, including standards for notices of hazards and safety in excavation and demolition work, may apply to our operations. We incur capital and operating expenditures and other costs in the ordinary course of business in complying with OSHA and other state and local laws and regulations, and could incur penalties and fines in the future, including, in extreme cases, criminal sanctions.

While we invest substantial resources in occupational health and safety programs, the various industries in which we provide asset integrity solutions involve a high degree of operational risk, and there can be no assurance that we will avoid significant liability. Although we have taken what we believe to be appropriate precautions, we have had employee injuries in the past, and our employees may suffer additional injuries or fatalities in the future. Serious accidents of this nature may subject us to substantial penalties, civil litigation or criminal prosecution. Personal injury claims for damages, including for bodily injury or loss of life, could result in substantial costs and liabilities, which could materially and adversely affect our financial condition, results of operations or cash flows. In addition, if our safety record were to deteriorate, or if we suffered substantial penalties or criminal prosecution for violation of health and safety regulations, customers could cancel existing contracts and not award future business to us, which could materially adversely affect our liquidity, cash flows and results of operations. If we were not able to successfully resolve such issues, our ability to service our customers could be damaged, which could lead to a material adverse effect on our results of operations, cash flows and liquidity.

Unsatisfactory safety performance may subject us to penalties, affect customer relationships, result in higher operating costs, negatively impact employee morale and result in higher employee turnover.

Our business is subject to operational hazards due to the nature of the services that we provide and the conditions in which we operate, including electricity, fires, explosions, mechanical failures and weather-related incidents. Certain projects undertaken by us expose our employees to electrical lines, pipelines carrying potentially explosive or toxic materials, heavy equipment, transportation accidents, adverse weather conditions and the risk of damage to equipment and property. These hazards, among others, can cause personal injuries and loss of life, severe damage to or destruction of property and equipment and other consequential damages and could lead to suspension of operations and large damage claims which could, in some cases, substantially exceed the amount we charge for the associated services. Our safety processes and procedures are monitored by various agencies and ratings bureaus. The occurrence of accidents in the course of our business could result in significant liabilities, employee turnover, increase the costs of our projects or harm our ability to perform under our contracts or enter into new customer contracts, all of which could materially adversely affect our profitability and our financial condition.

We are subject to many laws and regulations in the jurisdictions in which we operate, and changes to such laws and regulations may result in additional costs and impact our operations.

We are committed to upholding the highest standards of corporate governance and legal compliance. We are subject to many laws and regulations in the jurisdictions in which we operate. We are also subject to various laws and regulations that apply specifically to U.S. public companies. These include the rules and regulations of any exchange on which our securities are listed, the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as the various regulations, standards and guidance put forth by the SEC and other governmental agencies to implement those laws. Compliance with these laws and regulations will increase our legal and financial compliance costs and make some of our activities more difficult, time-consuming or costly. For example, the Exchange Act (as defined below) requires us, among other things, to file annual, quarterly, and current reports with respect to our business and operating results. These additional requirements impose significant additional costs on us and may divert management’s attention and affect our ability to attract and retain qualified executive officers and board members. New laws, rules and regulations, or changes to existing laws or their interpretations, could create added legal and financial costs and uncertainty for us. In addition, our United Kingdom and Canadian operations are subject to laws and regulations that are in some cases different from those of the United Sates, including labor laws such as the U.K. Bribery Act, the Modern Slavery Act and laws and regulations governing information collected from employees, customers and others, specifically the UK General Data Protection Regulation. Our efforts to comply with evolving laws, regulations and reporting standards may increase our general and administrative expenses, divert management time and attention or limit our operational flexibility, all of which could have a material adverse effect on our financial position and results of operations.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

If our intellectual property rights are unenforceable or become obsolete, or if new intellectual property rights held by a third party become the only or preferred way to perform services we offer, our competitive position could be adversely impacted.

We utilize a variety of intellectual property rights while performing our services. We view our portfolio of proprietary energized services tools and techniques and other process and design technologies as our competitive strengths, which we believe differentiate our service offerings. We may not be able to successfully preserve these intellectual property rights in the future, and these rights could be invalidated, circumvented or challenged. If we are unable to protect and maintain our intellectual property rights, or if intellectual property challenges or infringement proceedings succeed against us, our ability to differentiate our service offerings could be reduced. Further, if our intellectual property rights or work processes become obsolete, we may not be able to differentiate our service offerings and some of our competitors may be able to offer more attractive services to our customers, which could materially and adversely affect our business, financial condition, results of operations and cash flows. We may also license certain technologies from third parties, and there is a risk that our relationships with such licensors may terminate or expire or may be interrupted or harmed.

Our operations and properties are subject to extensive environmental, health and safety regulations.

We are subject to a variety of U.S. federal, state, local and international laws and regulations relating to the environment and worker health and safety, among other things. These laws and regulations are complex, change frequently, are becoming increasingly stringent, and can impose substantial sanctions for violations or require operational changes that may limit our services. We must conform our operations to comply with applicable regulatory requirements and adapt to changes in such requirements in all locations in which we operate. These requirements can be expected to increase the overall costs of providing our services over time. Some of our services involve handling or monitoring highly regulated materials, including radiation sources or hazardous wastes. Environmental laws and regulations generally impose limitations and standards for the characterization, handling, disposal, discharge or emission of regulated materials and require us to obtain permits and comply with various other requirements. The improper characterization, handling, or disposal of regulated materials or any other failure by us to comply with increasingly complex and strictly-enforced federal, state, local, and international environmental, health and safety laws and regulations or associated permits could subject us to the assessment of administrative, civil and/or criminal penalties, the imposition of investigatory or remedial obligations or capital expenditure requirements, or the issuance of injunctions that could restrict or prevent our ability to operate our business and complete contracted services. A defect in our services or faulty workmanship could result in an environmental liability if, as a result of the defect or faulty workmanship, a contaminant is released into the environment. In addition, the modification or interpretation of existing environmental, health and safety laws or regulations, the more vigorous enforcement of existing laws or regulations, or the adoption of new laws or regulations may also negatively impact industries in which our clients operate, which in turn could have a negative impact on us.

We are subject to privacy and data security/protection laws in the jurisdictions in which we operate and may be exposed to substantial costs and liabilities associated with such laws and regulations.

We are required to manage and protect sensitive and confidential information, including federal and other government information, from disclosure. The regulatory environment surrounding information security and privacy is increasingly demanding, with frequent imposition of new and changing requirements. Compliance with changes in privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes, which could have a material adverse effect on our financial condition and results of operations. In addition, the payment of potentially significant fines or penalties in the event of a breach or other privacy and information security laws, as well as the negative publicity associated with such a breach, could damage our reputation and adversely impact demand for our services and client relationships.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

In the foreign jurisdictions in which we operate, an increasing number of laws, regulations, and industry standards govern data privacy and security. For example, the European Union’s General Data Protection Regulation (“EU GDPR”), the United Kingdom’s GDPR, and Brazil’s General Data Protection Law (Lei Geral de Proteção de Dados Pessoais, or “LGPD”) (Law No. 13,709/2018) impose strict requirements for processing personal data. For example, the EU GDPR extends the scope of the European Union data protection laws to all companies processing data of European Union residents, regardless of the company’s location. In the ordinary course of business, we may transfer personal data from Europe and other jurisdictions to the United States or other countries. Europe and other jurisdictions have enacted laws requiring data to be localized or limiting the transfer of personal data to other countries. In particular, the European Economic Area (“EEA”) and the UK have significantly restricted the transfer of personal data to the United States and other countries whose privacy laws it generally believes are inadequate.

Although there are currently various mechanisms that may be used to transfer personal data from the EEA and UK to the United States in compliance with law, such as the EEA and UK’s standard contractual clauses, the UK’s International Data Transfer Agreement / Addendum, and the EU-U.S. Data Privacy Framework (which allows for transfers for relevant U.S.-based organizations who self-certify compliance and participate in the Framework), these mechanisms are subject to legal challenges, and there is no assurance that we can satisfy or rely on these measures to lawfully transfer personal data to the United States. If there is no lawful manner for us to transfer personal data from the EEA, the UK, or other jurisdictions to the United States, or if the requirements for a legally-compliant transfer are too onerous, we could face significant adverse consequences, including the interruption or degradation of our operations, the need to relocate part of or all of our business or data processing activities to other jurisdictions at significant expense, increased exposure to regulatory actions, substantial fines and penalties, the inability to transfer data and work with partners, vendors and other third parties, and injunctions against our processing or transferring of personal data necessary to operate its business. Additionally, companies that transfer personal data out of the EEA and UK to other jurisdictions, particularly to the United States, are subject to increased scrutiny from regulators, individual litigants, and activist groups.

Our business is subject to risks arising from climate change, including climate change legislation or regulations restricting emissions of “greenhouse gases,” changes in consumer preferences and technology and physical impacts of climate change, all of which could have a negative impact on our business and results of operations.

There has been an increased focus in the last several years on climate change in response to findings that emissions of carbon dioxide, methane and other greenhouse gases present an endangerment to public health and the environment. As a result, there have been a variety of regulatory developments, proposals or requirements and legislative initiatives that have been introduced in the United States and other parts of the world that are focused on restricting the emission of greenhouse gases and enhancing greenhouse gas emissions disclosure requirements, including the SEC’s proposed rule on climate change disclosure, increased fuel efficiency standards, carbon taxes or cap and trade systems, restrictive permitting and incentives for renewable energy. The adoption of new or more stringent legislation or regulatory programs limiting greenhouse gas emissions from clients, particularly those in refining and petrochemical industries, for whom we provide asset integrity services, or reducing the demand for those clients’ products, could in turn affect demand for our products and services. Additionally, some of our clients are modifying their plants and facilities and may adopt new technology in efforts to better align their operations and products with energy transition issues, but there is no assurance that such modified facilities or technological advancements will require the same level of services and products that we currently provide.

Scientists have concluded that increasing greenhouse gas concentrations in the atmosphere may produce physical effects of climate change, such as increased severity and frequency of storms, droughts, floods and other climate events. Such climate events have the potential to adversely affect our operations or those of our clients or suppliers, including by delaying our ability to provide asset integrity services because a customer is forced to postpone service due to weather, disrupting our supply chain and causing our suppliers to incur significant costs in responding to such impacts, which in turn could have a negative effect on us, including by adversely impacting our results of operations, financial condition and cash flows. Such events, if increasing in their severity and frequency, may also adversely affect our ability to insure against the risks associated with such events, thus leading to greater financial risk for us in the conduct of our operations against the backdrop of such events.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Risks Related to our Finances and Indebtedness

The terms of our indebtedness may limit our ability to borrow additional funds or capitalize on business opportunities. In addition, our debt level may limit our future financial and operating flexibility.

As of June 30, 2025, we had approximately $769.2 million of indebtedness outstanding under our Credit Facility and had finance lease obligations outstanding of $32.0 million. In connection with the NV5 Acquisition, we amended our Credit Facility to (i) include new term loans in an aggregate principal amount of $875.0 million and (ii) increase the aggregate amount of the senior secured revolving credit facility to $125.0 million.

The amount of our current or future indebtedness could have significant effects on our operations, including, among other things:

●	a significant portion of our cash flow will be dedicated to the payment of principal and interest on our indebtedness and may not be available for other purposes, including the payment of distributions on our common stock and capital expenditures;

●	credit rating agencies may view our debt level negatively;

●	covenants contained in our existing debt arrangements will require us to continue to meet financial tests that may adversely affect our flexibility in planning for and reacting to changes in our business;

●	Our ability to obtain additional financing for working capital, capital expenditures, acquisitions and general partnership purposes may be limited;

●	We may be at a competitive disadvantage relative to similar companies that have less debt; and

●	We may be more vulnerable to adverse economic and industry conditions as a result of our significant debt level.

The Credit Facility prohibits distributions on, or purchases or redemptions of, securities if any default or event of default is continuing. In addition, the Credit Facility contains various covenants limiting our ability to, among other things, incur indebtedness if certain financial ratios are not maintained, grant liens, engage in transactions with affiliates, enter into sale-leaseback transactions, and sell substantially all of our assets or enter into a merger or consolidation. The Credit Facility also treats a change of control as an event of default and also requires us to maintain a certain debt coverage ratio.

Our ability to access capital markets to raise capital on favorable terms will be affected by our debt level, our operating and financial performance, the amount of our current maturities and debt maturing in the next several years, and by prevailing credit market conditions. Moreover, if lenders or any future credit rating agency downgrade our credit rating, then we could experience increases in our borrowing costs, face difficulty accessing capital markets or incurring additional indebtedness or suffer a reduction in the market price of our common stock. If we are unable to access the capital markets on favorable terms at the time a debt obligation becomes due in the future. The price and terms upon which we might receive such extensions or additional bank credit, if at all, could be more onerous than those contained in existing debt agreements. Any such arrangements could, in turn, increase the risk that our leverage may adversely affect our future financial and operating flexibility and thereby impact our ability to pay cash distributions at expected rates.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

We maintain the Credit Facility with a syndicate of financial institutions which include certain covenants and limitations on our operations.

We and certain of our direct and indirect subsidiaries are parties to the Credit Facility. The Credit Facility is secured by a first priority lien over substantially all of our assets, including a pledge of 100% of the capital stock of our U.S. and Canadian subsidiaries, and is guaranteed by our U.S. and Canadian subsidiaries.

We are required to comply with specified financial and operating covenants and to make scheduled repayments under the Credit Facility, which may limit our ability to operate our business. Our failure to comply with any of these covenants or to meet any payment obligations under the Credit Facility could result in an event of default which, if not cured or waived, would result in any amounts outstanding, including any accrued interest and unpaid fees, becoming immediately due and payable. We might not have sufficient working capital or liquidity to satisfy any repayment obligations in the event of an acceleration of those obligations. In addition, if we are not in compliance with the financial and operating covenants at the time that we wish to borrow funds, we will be unable to borrow funds.

We may incur substantial additional indebtedness, which could further exacerbate the risks that we may face going forward.

Subject to the restrictions in the Credit Facility, we may incur substantial additional indebtedness (including secured indebtedness). Although the Credit Facility contains restrictions on the incurrence of additional indebtedness, these restrictions are subject to waiver and a number of significant qualifications and exceptions, and indebtedness incurred in compliance with these restrictions could be substantial.

Any material increase in our level of indebtedness may have several important effects on our future operations, including, without limitation:

●	we would have additional cash requirements in order to support the payment of interest on our outstanding indebtedness;

●	increases in our outstanding indebtedness and leverage would increase our vulnerability to adverse changes in general economic and industry conditions, as well as to competitive pressure; and

●	depending on the levels of our outstanding indebtedness, our ability to obtain additional financing for working capital, capital expenditures and general purposes could be limited.

Interest payments for borrowings on the Credit Facility are based on floating rates. As a result, an increase in interest rates will reduce our cash flow available for other corporate purposes.

Rising interest rates also could limit our ability to refinance existing indebtedness when it matures and increase interest costs on any indebtedness that is refinanced. We may from time to time enter into agreements such as floating-to-fixed interest rate swaps, caps, floors and other hedging contracts in order to fully or partially hedge against the cash flow effects of changes in interest rates for floating rate debt. These agreements expose us to the risk that other parties to the agreements will not perform or that the agreements will be unenforceable.

We may need additional capital in the future for working capital, capital expenditures or acquisitions, and we may not be able to access capital on favorable terms, or at all, which would impair our ability to operate our business or achieve our growth objectives.

Our ability to generate cash is essential for the funding of our operations and the servicing of our debt. If existing cash balances together with the borrowing capacity under our credit facilities were not sufficient to make future investments, make acquisitions or provide needed working capital, we may require financing from other sources. Our ability to obtain such additional financing in the future will depend on a number of factors including prevailing capital market conditions, conditions in our industry, and our operating results. These factors may affect our ability to arrange additional financing on terms that are acceptable to us. If additional funds were not available on acceptable terms, we may not be able to make future investments, take advantage of acquisitions or pursue other opportunities.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our financial results are based, in part, upon estimates and assumptions that may differ from actual results. In addition, changes in accounting principles may cause unexpected fluctuations in our reported financial information.

In preparing our consolidated financial statements in conformity with U.S. generally accepted accounting principles (“GAAP”), our management makes a number of estimates and assumptions that affect the amounts reported in our consolidated financial statements and accompanying notes. These estimates and assumptions must be made because certain information used in the preparation of our consolidated financial statements is either dependent on future events or cannot be calculated with a high degree of precision from data available. In some cases, these estimates are particularly uncertain, and we must exercise significant judgment. Actual results could differ materially from the estimates and assumptions that we use, which could have a material adverse effect on our results of operations, cash flows and liquidity.

In addition, accounting rules and regulations are subject to review and interpretation by the Financial Accounting Standards Board (the “FASB”), the SEC and various other governing bodies. A change in GAAP could have a significant effect on our reported financial results. Additionally, the adoption of new or revised accounting principles could require that we make significant changes to our systems, processes and controls. We cannot predict the effect of future changes to accounting principles, which could have a significant effect on our reported financial results and/or our results of operations, cash flows and liquidity.

If we fail to establish and maintain an effective system of internal controls, we may not be able to report our financial results accurately and timely, which could harm our business and adversely affect the value of our business.

We are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of the NYSE. Accordingly, we are required to establish and maintain internal controls over financial reporting and disclosure controls and procedures and to comply with other requirements. Even when such controls are implemented, management will not be able to guarantee that our internal controls and disclosure controls and procedures will prevent all possible errors. Because of the inherent limitations in all control systems, no system of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our business have been detected. These inherent limitations include the possibility that judgments in decision-making can be faulty and subject to simple error or mistake. Furthermore, controls can be circumvented by individual acts of some persons, by collusion of two or more persons, or by management override of the controls. The design of any system of controls is based in part upon certain assumptions about the likelihood of future events, and any system of controls may not succeed in achieving our stated goals under all potential future conditions. Over time, measures of control may become inadequate because of changes in conditions or the degree of compliance with policies or procedures may deteriorate. Because of inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

We identified material weaknesses in our internal control over financial reporting. If we are unable to remediate these material weaknesses, or if we identify additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls, we may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business and stock price.

In connection with the preparation of our consolidated financial statements for the years ended December 31, 2024 and 2023, we identified material weaknesses in our internal control over financial reporting, which as of June 30, 2025, have yet to be remediated.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP. We are required to design and maintain adequate internal control over financial reporting in order to comply with the SEC’s rules and regulations. Prior to December 16, 2024, we and our independent registered public accounting firm were not required to and did not perform an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2024 and 2023.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of annual or interim financial statements will not be prevented or detected on a timely basis. We cannot assure you that we have identified all, or that we will not in the future have additional, material weaknesses. If we fail to remediate any material weaknesses or if we otherwise fail to establish and maintain effective internal control over financial reporting, our ability to accurately and timely report our financial results could be adversely affected.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

As indicated above, we recently identified material weaknesses in our internal control over financial reporting and concluded that we had not designed and maintained an effective control environment commensurate with our financial reporting requirements. Specifically, we lacked a sufficient complement of resources with (i) an appropriate level of accounting knowledge, training and experience to appropriately analyze, record and disclose accounting matters timely and accurately, and (ii) an appropriate level of knowledge and experience to establish effective processes and controls. This material weakness contributed to the following two additional material weaknesses:

●	we did not design and maintain effective controls related to the year-end financial reporting process, including designing and maintaining formal accounting policies, procedures and controls to achieve complete, accurate and timely financial accounting, reporting and disclosures; further, we did not design and maintain controls over the preparation and review of account reconciliations and journal entries, including maintaining appropriate segregation of duties.

These material weaknesses resulted in the misstatement of our provision (benefit) for income taxes and deferred tax liabilities and related financial statement disclosures which resulted in the restatement of our financial statements for the predecessor period from January 1, 2024 to July 29, 2024. These material weaknesses also resulted in immaterial audit adjustments to our current and previously issued consolidated financial statements in the following financial statement line items: Accounts receivable; Accounts payable; Accrued expenses and other current liabilities; Deferred tax liabilities; Lease obligations; Service revenue; Cost of revenue; Selling, general and administrative expenses; and Interest expense. Additionally, these material weaknesses could result in a misstatement of substantially all of our accounts or disclosures that would result in a material misstatement to the annual or interim consolidated financial statements that would not be prevented or detected.

We did not design and maintain effective information technology (“IT”) general controls for information systems that are relevant to the preparation of our financial statements. Specifically, we did not design and maintain:

●	User access controls to ensure appropriate segregation of duties and to adequately restrict user and privileged access to appropriate personnel;

●	Program change management controls to ensure that information technology program and data changes are identified, tested, authorized, and implemented appropriately;

●	Computer operations controls to ensure that processing and transfer of data, and data backups and recovery are monitored; and

●	Program development controls to ensure that new software development is tested, authorized and implemented appropriately.

These IT deficiencies did not result in a material misstatement to the financial statements, however, the deficiencies, when aggregated, could impact maintaining effective segregation of duties, as well as the effectiveness of IT-dependent controls (such as automated controls that address the risk of material misstatement to one or more assertions, along with the IT controls and underlying data that support the effectiveness of system-generated data and reports) that could result in misstatements potentially impacting all financial statement accounts and disclosures that would not be prevented or detected. Accordingly, management has determined these deficiencies in the aggregate constitute a material weakness.

Management is in the process of developing a remediation plan for the material weaknesses that have been identified. The material weaknesses will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded, through testing, that these controls are effective. We will monitor the effectiveness of our remediation plans and will make changes management determines to be appropriate.

If we are unable to assert that our internal control over financial reporting is effective, or when required in the future, if our independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of our internal control over financial reporting, investors may lose confidence in the accuracy and completeness of our financial reports, the market price of our common stock could be adversely affected and we could become subject to litigation or investigations by the stock exchange on which our securities are listed, the SEC or other regulatory authorities, which could require additional financial and management resources.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Generally, you can identify forward-looking statements by terminology such as “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “will,” “would,” and similar expressions or expressions of the negative of these terms. These forward-looking statements are based on our current expectations and assumptions and on information currently available to management and include, among others, statements regarding: (i) our beliefs and expectations with respect to our business and growth strategies and competitive strengths; (ii) our competition; (iii) our acquisition opportunities and ability to execute on and successfully integrate strategic acquisitions; (iv) the recurring and repeat nature of our business; (v) industry trends and their impact on our business; (vi) growing our business, both organically and through acquisitions; (vii) customer relationships and plans to grow existing business and expand service offerings; (viii) the sufficiency of our properties and facilities; (ix) our safety management systems and other labor matters; (x) the adequacy of our insurance coverage; (xi) legal, accounting and tax matters; (xii) our operating segments; (xiii) the use of proceeds; and (xiv) the sufficiency of our current sources of liquidity to fund our future liquidity requirements, the types of future liquidity requirements and availability of future sources of liquidity.

These forward-looking statements are subject to a number of known and unknown risks, uncertainties and assumptions, including those described in “Risk Factors” beginning on page 10 of this prospectus, and are based upon current information and expectations. Actual results may differ materially from those anticipated if the information on which those estimates were based ultimately proves to be incorrect or as a result of certain risks and uncertainties that could cause our actual results to differ materially from the results expressed or implied by such statements including, but not limited to, the following: (i) economic conditions affecting our industry, including the construction industry and the energy sector, as well as general economic conditions; (ii) the ability and willingness of customers to invest in infrastructure projects; (iii) a decline in demand for our services or for the products and services of our customers; (iv) the fact that our revenues are derived primarily from contracts with durations of less than six months and under lump-sum contracts and the risk that customers will not renew or enter into new contracts; (v) our ability to successfully realize the anticipated synergies or other benefits expected from the NV5 Acquisition in the timeframe expected, or at all; (vi) our ability to manage the risks and potential liabilities associated with litigation relating to the NV5 Acquisition; (vii) our ability to compete successfully in the industries and markets we serve; (viii) our ability to properly manage and accurately estimate costs associated with specific customer projects, in particular for arrangements with fixed price terms; (ix) increases in the cost, or reductions in the supply, of the materials used in our business and for which we bear the risk of such increases; (x) the inherently dangerous nature of the services we provide and the risks of potential liability; (xi) the seasonality of our business and the impact of weather conditions; (xii) our ability to remediate any material weaknesses; (xiii) the impact of health, safety and environmental laws and regulations, and the costs associated with compliance with such laws and regulations; (xiv)our indebtedness increased upon completion of the NV5 Acquisition and may have the effect of heightening other risks; (xv) the effect of restrictions on our operations set forth in the documents that govern such indebtedness; (xvi) we may fail to successfully acquire other businesses, successfully integrate acquired businesses into our operations or successfully manage the risks and potential liabilities associated with such acquisitions; (xvii) our ability to complete a project in a timely manner and adequately perform on a project; (xviii) our, and our employees, ability to maintain eligibility and qualifications to perform services for our customers; (xix) our, and our employees’, compliance with laws and regulations governing our business; and (xx) our ability to protect and enforce our intellectual property rights.

The forward-looking statements contained in this prospectus represent our judgment as of the date of this prospectus. We caution readers not to place undue reliance on such statements. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Use of Proceeds

We estimate, based upon an assumed public offering price of $                  per share of common stock, that the net proceeds to us from this offering will be approximately $                  (or approximately $                  if the underwriters exercise their option to purchase additional shares of our common stock in full) after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds from this offering (including the net proceeds if the underwriters exercise their option to purchase additional shares of common stock) for general corporate purposes, including working capital, operating expenses, and capital expenditures. Additionally, we may use a portion of the net proceeds to acquire or invest in businesses, products, services, or technologies, although we have no present commitments or agreements to do so. Our management will have broad discretion in the application of the net proceeds from this offering, and investors will be relying on the judgment of our management regarding the application of the proceeds. We may temporarily invest funds that we do not immediately need for such purposes in investment securities. We reserve the right to change the foregoing use of proceeds, should our management believe it to be in our best interest.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Market for Our Common Stock and Related Stockholder Matters

Market Information

Our common stock is listed on the NYSE under the symbol “TIC.” On                  , 2025, the last reported sale price for our common stock on the NYSE was $           per share.

Holders

As of the date of this prospectus, there are approximately               holders of record of our common stock. The number of holders of record does not include certain beneficial owners of our common stock whose shares are held in the names of various dealers, clearing agencies, banks, brokers and other fiduciaries.

Transfer Agent

The transfer agent for our common stock is Computershare Trust Company, N.A.

Dividend Policy

We have historically not paid cash dividends and do not currently anticipate paying a cash dividend on our common stock. We intend to retain future earnings for reinvestment. Our board of directors will make any future determination as to the payment of dividends at its discretion, and this determination will depend upon our operating results, financial condition and capital requirements, general business conditions and such other factors that our board of directors considers relevant. In addition, our Credit Agreement, in certain situations, prohibits us from paying cash dividends or making other distributions on our common stock without prior consent of the lender. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources – 2024 Credit Agreement” for additional information.

The holder of our Series A Preferred Stock may be entitled to receive annual dividends paid in the form of shares of common stock. See “Description of Our Capital Stock” for additional information.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Capitalization

The following table sets forth our capitalization as of June 30, 2025:

●	on an actual basis;

●	on a pro forma basis to give effect to the issuance of 79,021,677 shares of our common stock in the NV5 Acquisition and related financing transactions (subsequent to June 30, 2025); and

●	on a pro forma as adjusted basis, giving effect to the issuance and sale of shares of our common stock in this offering at an assumed public offering price of $ per share, which is the last reported sales price of our common stock on the NYSE on , 2025.

The pro forma information set forth in the table below is illustrative only and will be adjusted based on the actual public offering price and other terms of this offering as determined at pricing.

You should read the following table in conjunction with the section titled “Use of Proceeds” in this prospectus and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes thereto included in this prospectus for the three and six months ended June 30, 2025.

	As of June 30, 2025
	(Unaudited)
	Actual	Pro Forma	Pro Forma as Adjusted(1)
Cash and cash equivalents	$130,056	$119,714	$
Long-term debt (including current portion)
Term loan	$769,197	$1,644,197	$
Revolving credit facility	—	—
Less: Unamortized deferred financing costs	(17,934)	(37,977)
Long-term debt (including current portion)	$751,263	$1,606,220	$
Stockholders’ equity
Series A Preferred Stock, $0.0001 par value; 1,000,000 shares authorized and issued as of June 30, 2025, actual, pro forma and adjusted pro forma	—	—
Common stock, $0.0001 par value; 500,000,000 shares authorized as of June 30, 2025 actual, pro forma, and adjusted pro forma; 121,476,215 shares issued and outstanding as of June 30, 2025, actual; 200,589,758 shares issued and outstanding as of June 30, 2025, pro forma; and shares issued and outstanding as of June 30, 2025, pro forma as adjusted	12	7,332
Additional paid-in capital	1,296,618	2,084,132
Accumulated deficit	(133,015)	(148,445)
Accumulated other comprehensive income (loss)	15,448	15,448
Total stockholders’ equity	1,179,063	1,958,467
Total capitalization	$1,930,326	$3,564,687	$

1.	Assumes no exercise of the underwriter’s option to purchase up to an additional shares of our common stock in the offering.

The number of shares of common stock, pro forma in the table above, is based on an aggregate of 121,476,215 shares of our common stock outstanding as of June 30, 2025, then adjusted for the issuance of 79,021,677 shares of common stock in the NV5 Acquisition (subsequent to June 30, 2025) for an aggregate of 200,589,758 shares outstanding, but excluding the following:

●	the shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock;

●	an aggregate of shares of our common stock issuable upon conversion of 1,000,000 Series A Preferred Stock outstanding as of , 2025;

●	an aggregate of shares of our common stock issuable upon exercise of warrants outstanding as of , 2025;

●	an aggregate of shares of our common stock issuable upon settlement of restricted stock units and exercise of stock options outstanding as of , 2025; and

●	an aggregate of shares of our common stock available for future issuance under our equity compensation plans as of , 2025.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Dilution

If you invest in our common stock in this offering, your interest will be diluted immediately to the extent of the difference between the public offering price and the pro forma as adjusted net tangible book value per share of our common stock after this offering.

Our net tangible book value on June 30, 2025, was approximately $(439.8) million, or $(3.62) per share. “Net tangible book value” represents total tangible assets, exclusive of intangible assets and goodwill, less total liabilities. “Net tangible book value per share” is net tangible book value divided by the total number of shares outstanding.

Our pro forma net tangible book value as of June 30, 2025 was $(1.2) billion, or $(5.86) per share. Pro forma net tangible book value represents total tangible assets, exclusive of intangible assets and goodwill, less total liabilities, after giving effect to the issuance of 79,021,677 shares of our common stock in the NV5 Acquisition and related financing transactions (subsequent to June 30, 2025). Pro forma net tangible book value per share represents our pro forma net tangible book value divided by the total number of shares outstanding as of June 30, 2025, after giving effect to the pro forma adjustment described above.

Pro forma as adjusted net tangible book value dilution per share to new investors represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the pro forma as adjusted net tangible book value per share of our common stock immediately after completion of this offering. After giving effect to the sale of our common stock in this offering at a public offering price of $                 per share, which was the last reported sale price of our common stock on the NYSE on                 , 2025, exclusive of any exercise by the underwriters of their over-allotment option and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of June 30, 2025 would have been approximately $                 million or $                 per share of common stock. This amount represents an immediate increase in pro forma net tangible book value of $                 per share to existing shareholders and an immediate dilution of $                 per share to investors in this offering.

Assumed public offering price			$
Net tangible book value per share as of June 30, 2025		$(3.62)
Pro forma net tangible book value per share as of June 30, 2025, after giving effect to the issuance of 79,021,677 shares in the NV5 Acquisition and related financing transactions		$(5.86)
Increase in pro forma net tangible book value per share attributable to new investors in this offering	$
Pro forma as adjusted net tangible book value per share after giving effect to the offering			$
Dilution per share to new investors purchasing securities in this offering			$

If the underwriters exercise their option to purchase                 additional shares of common stock, the pro forma as adjusted net tangible book value per share of our common stock after giving effect to this offering would be $ per share, and the dilution in pro forma net tangible book value per share to investors purchasing common stock in this offering would be $                 per share of common stock.

The dilution information discussed above is illustrative only and will change based on the actual public offering price and other terms of this offering determined at pricing.

The number of shares of common stock attributable to the pro forma adjustments in the table above is based on an aggregate of 121,476,215 shares of our common stock outstanding as of June 30, 2025, then adjusted for the issuance of 79,021,677 shares of common stock in the NV5 Acquisition (subsequent to June 30, 2025) for an aggregate of 200,589,758 shares outstanding, but excluding the following:

●	the shares of our common stock issuable upon exercise of the underwriters’ option to purchase additional shares of our common stock;

●	an aggregate of shares of our common stock issuable upon conversion of 1,000,000 Series A Preferred Stock outstanding as of , 2025;

●	an aggregate of shares of our common stock issuable upon exercise of warrants outstanding as of , 2025;

●	an aggregate of shares of our common stock issuable upon settlement of restricted stock units and exercise of stock options outstanding as of , 2025; and

●	an aggregate of shares of our common stock available for future issuance under our equity compensation plans as of , 2025.

To the extent that outstanding options have been or may be exercised or other shares issued, investors in this offering may experience further dilution. In addition, we may choose to raise additional capital due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Unaudited Pro Forma Condensed Combined Financial Information

On August 4, 2025, we completed the acquisition of NV5. The following unaudited pro forma condensed combined financial information presents the historical consolidated financial information of Acuren, adjusted to give effect to the NV5 Acquisition and the issuance of $875.0 million of new fungible term loans under the Second Amendment to the Credit Agreement (as defined below, and together with the NV5 Acquisition, the “Transactions”). The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, combines our historical balance sheet and the balance sheet of NV5 on a pro forma basis as if the Transactions had been consummated on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, combines our historical consolidated statements of operations and the historical consolidated statements of net income of NV5 on a pro forma basis as if the Transactions had been consummated on January 1, 2024.

NV5 previously reported its financial results on a 52/53-week fiscal year ending on the Saturday closest to December 31st (whether or not in the following calendar year), with interim calendar quarters ending on the Saturday closest to the end of such calendar quarter (whether or not in the following calendar quarter). For purposes of the unaudited pro forma condensed combined balance sheet as of June 30, 2025, we have utilized NV5’s historical position as of June 28, 2025. Furthermore, for purposes of the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025, we have utilized NV5’s historical results for the six months ended June 28, 2025. For purposes of the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, we have utilized NV5’s historical results for the 52-week period ended December 28, 2024.

The NV5 Acquisition will be accounted for as a business combination using the acquisition method of accounting in accordance with Accounting Standards Codification Topic 805, Business Combinations, which will establish a new basis of accounting for all of NV5’s identifiable assets acquired and liabilities assumed at fair value as of the closing date of the acquisition. Given that the NV5 Acquisition was recently completed as of the date of this prospectus in which these unaudited pro forma condensed combined financial statements are included, we have not performed the detailed valuation studies necessary to arrive at the final estimates of the fair value of NV5’s assets acquired, liabilities assumed and the related allocations of purchase price nor has it identified all adjustments necessary to conform NV5’s accounting policies to our accounting policies. Accordingly, the pro forma adjustments and allocation of purchase price are preliminary and are based on management’s current estimates of the fair value of the assets acquired and liabilities assumed and are based on all currently available information.

Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial statements are described in the accompanying notes. Management’s estimates of the fair values reflected in the unaudited pro forma condensed combined financial information are subject to change and may differ materially from actual adjustments, which will be based on the final determination of fair values and useful lives. The unaudited pro forma condensed financial information should be read in conjunction with our historical consolidated financial statements and those of NV5 and the respective accompanying notes, as well as the section entitled “Risk Factors” included in this prospectus.

The estimated income tax rate applied to the pro forma adjustments is 25%, the expected combined statutory rate for U.S. federal and state taxes, and all other tax amounts are stated at their historical amounts. Historical reported income tax expense does not reflect the amounts that would have resulted had we and NV5 filed consolidated income tax returns during the periods presented. The Transactions may result in changes in our tax rate used to determine deferred taxes due to changes in circumstances in various tax jurisdictions. Any changes in our deferred taxes as a result of the Transactions will be reflected in income after the closing date of the Transactions. The unaudited pro forma financial information does not include the impact of such changes on our existing deferred tax assets and liabilities, as this analysis has not been completed.

The following unaudited pro forma condensed combined financial information is provided for illustrative purposes only and is based on currently available information and assumptions that management believes are reasonable. Our actual results of operations after the Transactions will differ, perhaps significantly, from the pro forma amounts reflected herein due to a variety of factors, including access to additional information, changes in value not currently identified and changes in our operating results following the date of the unaudited pro forma condensed combined financial information. The assumptions and estimates underlying the pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes. All the assumptions were based on preliminary information.

Acuren Acquisition

On July 30, 2024, we completed the Acuren Acquisition and accordingly our historical consolidated financial statements present ASP Acuren as the “Predecessor” of the reporting entity for all periods prior to the closing of the Acuren Acquisition, and us (with ASP Acuren as a wholly owned subsidiary) as the “Successor” for the periods including and after the closing of the Acuren Acquisition, in accordance with U.S. GAAP and pursuant to the accounting rules and regulations of the SEC.

Certain acquisition adjustments have been made in the historical pro forma presentation of our statement of operations for the year ended December 31, 2024, to present the effects of the Acuren Acquisition as if the Acuren Acquisition had closed on January 1, 2024. See Note 3 to the unaudited pro forma condensed combined financial statements for further details.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

ACUREN CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

As of June 30, 2025

(in thousands)

	Acuren	NV5 As Reclassified (Note 4)	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Acuren Pro Forma Combined
ASSETS
Current assets
Cash and cash equivalents	$130,056	$39,372	$(903,494)	A	$853,780	A	$119,714
Accounts receivable, net	201,365	201,059	–		–		402,424
Unbilled receivables, net (1)	56,281	126,722	–		–		183,003
Prepaid expenses and other current assets	11,441	26,973	4,516	J	–		42,930
Total current assets	399,143	394,126	(898,978)		853,780		748,071
Property and equipment, net	185,675	66,293	18,107	B	–		270,075
Operating lease right-of-use assets, net	30,724	34,737	–		–		65,461
Goodwill	876,790	585,979	77,405	C	–		1,540,174
Intangible assets, net	742,092	186,836	664,164	D	–		1,593,092
Deferred tax assets	806	34,555	–		–		35,361
Other assets	7,128	2,853	–		1,177	A	11,158
Total assets	$2,242,358	$1,305,379	$(139,302)		$854,957		$4,263,392
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable	$18,429	$79,678	$–		$–		$98,107
Accrued expenses and other current liabilities	73,704	51,015	–		–		124,719
Billings in excess of costs and estimated earnings on uncompleted contracts	–	49,922	–		–		49,922
Current portion of long-term debt	7,731	9,304	(9,304)	A	–		7,731
Current portion of lease obligations	19,326	12,623	–		–		31,949
Total current liabilities	119,190	202,542	(9,304)		–		312,428
Long-term debt, net of current portion	743,532	202,615	(202,615)	A	854,957	A , E	1,598,489
Non-current lease obligations	42,630	5,572	–		–		48,202
Deferred tax liabilities	144,830	–	157,823	F	–		302,653
Other non-current liabilities	13,113	30,040	–		–		43,153
Total liabilities	1,063,295	440,769	(54,096)		854,957		2,304,925
Stockholders’ Equity
Series A Preferred Stock	–	–	–		–		–
Common stock	12	671	6,649	G	–		7,332
Additional paid-in capital	1,296,618	556,837	230,677	G	–		2,084,132
Accumulated earnings (deficit)	(133,015)	306,604	(322,034)	G	–		(148,445)
Accumulated other comprehensive loss	15,448	498	(498)	G	–		15,448
Total stockholders’ equity	1,179,063	864,610	(85,206)		–		1,958,467
Total liabilities and stockholders’ equity	$2,242,358	$1,305,379	$(139,302)		$854,957		$4,263,392

(1)	We have reclassified $56.3 million of “Unbilled receivables, net” from “Accounts receivable, net” for pro forma purposes to align with the material unbilled amount from NV5. Our balance of unbilled receivables has historically been presented in the accompanying notes to the financial statements included elsewhere in this prospectus. See Note 5 to our financial statements for the three and six months ended June 30, 2025, included elsewhere in this prospectus for reference.

See accompanying notes to unaudited pro forma condensed combined financial information.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

ACUREN CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Six Months Ended June 30, 2025

(in thousands, except share and per share amounts)

	Acuren	NV5 As Reclassified (Note 4)	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Acuren Pro Forma Combined
Service revenue	$548,140	$486,030	$–		$–		$1,034,170
Cost of revenue	430,370	236,136	984	H	–		667,490
Gross profit	117,770	249,894	(984)		–		366,680
Selling, general and administrative expenses	107,694	240,302	20,776	I	–		368,772
Transaction costs	1,166	–	376	J	–		1,542
Income (loss) from operations	8,910	9,592	(22,136)		–		(3,634)
Interest expense, net	31,458	6,979	(6,976)	K	32,514	K	63,975
Other income, net	(1,896)	(11,376)	–		–		(13,272)
Income (loss) before income taxes	(20,652)	13,989	(15,160)		(32,514)		(54,337)
Provision (benefit) for income taxes	5,374	1,873	(3,696)	L	(8,129)	L	(4,578)
Net income (loss)	$(26,026)	$12,116	$(11,464)		$(24,385)		$(49,759)

Basic and diluted loss per share:
Common stock	$(0.21)						$(0.25)
Series A Preferred Stock	$(0.21)						$(0.25)

Weighted-average shares outstanding:
Common stock, basic	121,476,215		73,203,294	M			194,679,509
Common stock, diluted	122,476,215		73,203,294	M			195,679,509
Series A Preferred Stock, basic and diluted	1,000,000						1,000,000

See accompanying notes to unaudited pro forma condensed combined financial information.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

ACUREN CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

For the Year Ended December 31, 2024

(in thousands, except share and per share amounts)

	Acuren Pro Forma As Adjusted (Note 3)	NV5 As Reclassified (Note 4)	Acquisition Pro Forma Adjustments	Notes	Financing Pro Forma Adjustments	Notes	Acuren Pro Forma Combined
Service revenue	$1,097,393	$941,265	$–		$–		$2,038,658
Cost of revenue	844,030	458,032	2,730	H	–		1,304,792
Gross profit	253,363	483,233	(2,730)		–		733,866
Selling, general and administrative expenses	279,208	439,799	44,594	I	–		763,601
Transaction costs	41,202	–	21,327	J	–		62,529
Income (loss) from operations	(67,047)	43,434	(68,651)		–		(92,264)
Interest expense, net	75,118	17,181	(16,798)	K	65,610	K	141,111
Loss on extinguishment of debt	9,073	–	–		–		9,073
Other income, net	(3,558)	–	–		–		(3,558)
Income (loss) before income taxes	(147,680)	26,253	(51,853)		(65,610)		(238,890)
Provision (benefit) for income taxes	(7,590)	(1,726)	(12,775)	L	(16,403)	L	(38,494)
Net income (loss)	$(140,090)	$27,979	$(39,078)		$(49,207)		$(200,396)

Basic and diluted loss per share:
Common stock	$(1.14)						$(1.02)
Series A Preferred Stock	$(1.14)						$(1.02)

Weighted-average shares outstanding:
Common stock, basic	121,454,845		73,203,294	M			194,658,139
Common stock, diluted	122,454,845		73,203,294	M			195,658,139
Series A Preferred Stock, basic and diluted	1,000,000						1,000,000

See accompanying notes to unaudited pro forma condensed combined financial information.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

ACUREN CORPORATION

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Note 1. Description of the Transactions

On August 4, 2025 (the “Closing Date”), we completed the NV5 Acquisition. The aggregate purchase price was approximately $1.7 billion, including the full repayment of NV5’s outstanding debt. On the Closing Date, we paid total consideration consisting of approximately $618.7 million in cash and the issuance of approximately 79.0 million shares of our common stock.

Also on August 4, 2025, in connection with the NV5 Acquisition, we entered into the Second Amendment to the Credit Agreement. The Second Amendment amended the Credit Agreement to: (i) include new fungible term loans in an aggregate principal amount of $875.0 million (the “Amendment No. 2 Term Loans”), which increased the aggregate amount of total term loans outstanding under the Credit Agreement from $769.2 million to $1.6 billion, and (ii) increase the aggregate amount of the senior secured revolving credit facility from $75.0 million to $125.0 million. The proceeds of the Amendment No. 2 Term Loans were used to finance the cash purchase consideration for the NV5 Acquisition and to pay transaction costs associated with the Second Amendment. All other material terms of the Credit Agreement, as amended by the Second Amendment, remained unchanged.

Note 2. Basis of Pro Forma Presentation

The unaudited pro forma condensed combined balance sheet as of June 30, 2025, combines the historical balance sheets of Acuren and NV5 on a pro forma basis as if the NV5 Acquisition had been consummated on June 30, 2025. The unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024, combine the historical consolidated statements of operations of Acuren and the historical consolidated statements of net income of NV5 on a pro forma basis as if the NV5 Acquisition had been consummated on January 1, 2024.

The NV5 Acquisition will be accounted for as a business combination using the acquisition method of accounting. Acuren has determined it is the accounting acquirer for financial reporting purposes. Accordingly, a new basis of accounting will be established for all of NV5’s identifiable assets acquired and liabilities assumed at fair value as of the Closing Date. Acuren has not performed the detailed valuations necessary to arrive at the final estimates of the fair value of NV5’s assets acquired, liabilities assumed and the related allocations of purchase price. Accordingly, the pro forma adjustments and allocation of purchase price are preliminary and are based on management’s current estimates of the fair value of the assets acquired and liabilities assumed and are based on all currently available information.

Accordingly, the unaudited pro forma purchase price allocation is preliminary and subject to further adjustments as additional information becomes available and as additional analyses are performed. The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information.

Increases or decreases in the final fair values of relevant balance sheet amounts will result in adjustments to the balance sheet and/or statement of operations until the purchase price allocation is finalized. There can be no assurance that such finalization will not result in material changes from the preliminary purchase price allocation included in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information does not reflect any potential divestitures that may be undertaken after the consummation of the NV5 Acquisition, or any cost savings, operating synergies or enhanced revenue opportunities that may be achieved as a result of the NV5 Acquisition, the costs to integrate the operations of Acuren and NV5, or the costs necessary to achieve such cost savings, operating synergies and enhanced revenues.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Note 3. Acuren Acquisition

On July 30, 2024, Admiral Acquisition Corp. (“Admiral”) completed the Acuren Acquisition and changed its name to Acuren Corporation. Further information about the Acuren Acquisition can be found in the historical consolidated financial statements of Acuren and the respective accompanying notes included elsewhere in this prospectus.

Certain pre-closing acquisition adjustments have been made in the historical pro forma presentation of our statement of operations for the year ended December 31, 2024, to present the effects of the Acuren Acquisition. Pro Forma Acuren (As Adjusted) presented in the condensed combined statement of operations for the year ended December 31, 2024, reflects the effects of the Acuren Acquisition as if the Acuren Acquisition had been consummated on January 1, 2024. As the Acuren Acquisition was completed on July 30, 2024, no adjustments have been made to the historical financial information as presented in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025, and the condensed combined balance sheet as of June 30, 2025, for the Acuren Acquisition.

The adjustments to reflect the effects of the Acuren Acquisition on our historical audited consolidated statement of operations for the year ended December 31, 2024, are summarized as follows.

	Successor July 30, 2024 to December 31, 2024	Predecessor January 1, 2024 to July 29, 2024	Acuren Acquisition Pro Forma Adjustments	Notes	Acuren Financing Pro Forma Adjustments	Notes	Acuren Pro Forma As Adjusted
	(in thousands, except share and per share amounts)
Service revenue	$463,527	$633,866	$–		$–		$1,097,393
Cost of revenue	359,848	471,881	12,301	a	–		844,030
Gross profit	103,679	161,985	(12,301)		–		253,363
Selling, general and administrative expenses	150,306	121,369	7,108	b	–		279,208
			(849)	c	–
			1,274	d	–
Transaction costs	35,998	5,204	–		–		41,202
Income (loss) from operations	(82,625)	35,412	(19,834)		–		(67,047)
Interest expense, net	31,061	39,379	–		4,678	f	75,118
Loss on extinguishment of debt	–	9,073	–		–		9,073
Other income, net	(2,978)	(580)	–		–		(3,558)
Loss before income taxes	(110,708)	(12,460)	(19,834)		(4,678)		(147,680)
Income tax provision (benefit)	(5,256)	3,243	(4,454)	e	(1,123)	e	(7,590)
Net loss	$(105,452)	$(15,703)	$(15,380)		$(3,555)		$(140,090)

Basic and diluted loss per share:
Common stock	$(0.86)	$(3.13)					$(1.14)
Series A Preferred Stock	$(0.86)	$(3.13)					$(1.14)
Weighted-average shares outstanding:
Common stock, basic	121,454,845	5,024,802					121,454,845
Common stock, diluted	122,454,845	5,024,802					122,454,845
Series A Preferred Stock, basic and diluted	1,000,000	-					1,000,000

Explanations to the Acuren Acquisition pro forma adjustments are as follows:

a.	Represents additional depreciation expense associated with the increase in fair value of ASP Acuren’s property and equipment for the Predecessor period from January 1, 2024 through July 29, 2024, using the weighted-average depreciable lives in the following table. For the Successor Period from July 30, 2024, through December 31, 2024, depreciation expense in the historical period already reflects the increase in fair value and no pro forma adjustment is needed.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

	Increase in Fair Value	Weighted-Average Depreciable Lives	Pro Forma Depreciation Expense Year Ended December 31, 2024
	(in thousands)	(in years)	(in thousands)
Machinery and equipment	$53,530	4	$7,758
Vehicles	20,642	3	4,014
Buildings	6,052	22	160
Leasehold improvements	4,677	7	369
Pro forma adjustment	$84,901		$12,301

b.	Reflects the recognition of additional amortization expense associated with the fair value of ASP Acuren’s intangible assets, net of the removal of historical amortization related to intangible assets from previous acquisitions, using the weighted-average useful lives in the following table:

	Fair Value	Weighted-Average Useful Lives	Pro Forma Amortization Expense Year Ended December 31, 2024
	(in thousands)	(in years)	(in thousands)
Customer Relationships	$670,000	15	$44,667
Technology	5,000	5	1,000
Trademark	100,000	15	6,667
Total	$775,000		$52,334
Less: historical amortization expense			(45,226)
Pro forma adjustment			$7,108

c.	Reflects the net impact of the elimination of the historical management consulting fees consisting of $2.8 million during the year ended December 31, 2024, paid by ASP Acuren to American Securities, LLC which would not have been incurred had the Acuren Acquisition been consummated on January 1, 2024. Also reflects the new management consulting fees, consisting of $2.0 million for the year ended December 31, 2024, that would have been paid to Mariposa Capital, LLC had the Acuren Acquisition been consummated on January 1, 2024.

d.	Reflects general and administrative expenses of Admiral of $1.3 million during the period from January 1, 2024, through July 29, 2024, which are not included in the Predecessor historical period. This adjustment excludes the following items: (i) $14.0 million of transaction expenses incurred by Admiral during the period from January 1, 2024, through July 29, 2024, and (ii) investment earnings and interest income attributable to Admiral’s historical investments that would not have been earned if the Acuren Acquisition had been consummated on January 1, 2024, as these investments were liquidated and the resulting cash on hand was used to fund the Acuren Acquisition.

e.	Reflects the adjustment to our income tax expense resulting from the impact of the acquisition-related pro forma adjustments expected to be subject to income tax for the year ended December 31, 2024, based on an estimated combined U.S. federal and state statutory income tax rate of 24%.

f.	Reflects interest expense on the $775.0 million Term Loan (as defined below), including the estimated amortization of debt issuance costs, less the removal of historical interest expense related to the payoff of ASP Acuren’s historical debt balance.

The pro forma adjustment to record interest expense assumes the Term Loan was entered into on January 1, 2024, and was outstanding for the entire year ended December 31, 2024. The interest rates assumed for purposes of preparing the pro forma financial information was 5.35% based on the Secured Overnight Financing Rate (“SOFR”) plus a margin of 3.5%.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren did not draw against the Revolving Credit Facility (as defined below) (other than the issuance of standby letters of credit) upon closing of the Acuren Acquisition. Pro forma interest expense includes a 0.5% annual commitment fee on the unused portion of the Revolving Credit Facility. Total debt issuance costs of $19.5 million related to the senior secured term loan facility will be amortized using the effective interest method over the 7-year term of the debt. Total debt issuance costs of $1.9 million related to the Revolving Credit Facility will be amortized on a straight-line basis over the 5-year term of the Revolving Credit Facility.

Year Ended December 31, 2024
(in thousands)
Estimated interest expense – Term Facility	$40,537
Amortization of debt issuance costs	2,296
Commitment fee – Revolving Credit Facility	219
Total estimated interest expense	43,052
Less: historical interest expense	(38,374)
Pro forma adjustment	$4,678

As the interest rate is variable, actual interest expense may differ from the amounts assumed in the pro forma condensed combined financial statements. A 1/8 of a percent point increase or decrease in the actual interest rates on the senior secured term loan facility would result in a change in interest expense of approximately $0.6 million for the year ended December 31, 2024.

g.	The unaudited pro forma basic and diluted net loss per share for the year ended December 31, 2024, is calculated using the historical weighted-average basic and diluted shares outstanding for the Successor period July 30, 2024 to December 31, 2024, which already reflects the shares issued in the Acuren Acquisition as if the shares were outstanding for the entire period. Accordingly, no pro forma adjustment to weighted-average shares outstanding is needed for the year ended December 31, 2024.

Acuren has determined that its Acuren Preferred Stock is a class of common shares. Accordingly, Acuren has used the two-class method of computing earnings per share for its common stock and the Series A Preferred Stock according to participation rights in undistributed earnings. Under this method, pro forma net loss is allocated on a pro rata basis to the holders of our common stock and the Series A Preferred Stock.

As the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024, is in a net loss position, any potentially dilutive instruments would be anti-dilutive and thus these instruments have been excluded from the computation.

Note 4. Reclassification and Accounting Policies

During the preparation of the unaudited pro forma condensed combined financial information, Acuren performed a preliminary analysis to identify differences in Acuren and NV5’s historical financial statement presentation and significant accounting policies. Based on its initial analysis, Acuren did not identify any differences in accounting policies that would have a material impact on the unaudited pro forma condensed combined financial information. However, certain reclassification adjustments have been made to conform NV5’s historical financial statement captions to our financial statement captions in the unaudited pro forma condensed combined financial statements, as detailed below.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

As more information becomes available, Acuren will finalize its comprehensive review of financial statement presentation and accounting policies. Therefore, the pro forma financial information may not reflect all reclassifications necessary to conform NV5’s presentation to that of Acuren. Accounting policy differences and additional reclassification adjustments may be identified as management performs additional analysis of available information.

The following sets forth the reclassification adjustments made to conform NV5’s presentation to Acuren’s presentation in the unaudited pro forma condensed combined balance sheet as of June 30, 2025:

Acuren	NV5	NV5 as of June 28, 2025	Reclassification Adjustments	Notes	NV5 As Reclassified
		(in thousands)
Cash and cash equivalents	Cash and cash equivalents	$39,372	$–		$39,372
Accounts receivable, net			201,059	(a)	201,059
Billed receivables, net	Billed receivables, net	201,059	(201,059)	(a)	–
Unbilled receivables, net	Unbilled receivables, net	126,722	–		126,722
Prepaid expenses and other current assets	Prepaid expenses and other current assets	26,973	–		26,973
Property and equipment, net	Property and equipment, net	66,293	–		66,293
Operating lease right-of-use assets, net			34,737	(b)	34,737
	Right-of-use lease assets, net	34,737	(34,737)	(b)	–
Goodwill	Goodwill	585,979	–		585,979
Intangible assets, net	Intangibles assets, net	186,836	–		186,836
Deferred tax assets	Deferred income tax asset	34,555	–		34,555
Other assets	Other assets	2,853	–		2,853
Total assets		$1,305,379	$–		$1,305,379
Accounts payable	Accounts payable	$79,678	$–		$79,678
Billings in excess of costs and estimated earnings on uncompleted contracts	Billings in excess of costs and estimated earnings on uncompleted contracts	49,922	–		49,922
Accrued expenses and other current liabilities		–	51,015	(c)	51,015
	Accrued liabilities	50,384	(50,384)	(c)	–
	Other current liabilities	2,445	(2,445)	(c)	–
	Current portion of contingent consideration	10,809	(10,809)	(c)	–
	Current portion of notes payable and other obligations	9,304	(9,304)	(d)	–
Current portion of long-term debt		–	9,304	(d)	9,304
Current portion of lease obligations		–	12,623	(c)	12,623
Long-term debt, net of current portion		–	202,615	(e)	202,615
	Contingent consideration, less current portion	3,195	(3,195)	(f)	–
	Other long-term liabilities	26,356	(26,356)	(f)	–
	Notes payable and other obligations, less current portion	208,676	(208,676)	(e)(f)	–
Non-current lease obligations		–	5,572	(e)	5,572
Deferred tax liabilities		–	–		–
Other non-current liabilities		–	30,040	(f)	30,040
Total liabilities		440,769	–		440,769
Series A Preferred Stock		–	–		–
Common stock		–	671	(g)	671
	Preferred stock, $0.01 par value	–	–		–
	Common stock, $0.01 par value	671	(671)	(g)	–
Additional paid-in capital	Additional paid-in capital	556,837	–		556,837
Accumulated earnings (deficit)		–	306,604	(h)	306,604
	Retained earnings	306,604	(306,604)	(h)	–
Accumulated other comprehensive loss	Accumulated other comprehensive loss	498	–		498
Total liabilities and stockholders’ equity		$1,305,379	$–		$1,305,379

(a)	Represents the reclassification of NV5’s “Billed receivables, net” amounts to “Accounts receivable, net” to conform to our historical presentation.

(b)	Represents the reclassification of NV5’s “Right-of-use lease assets, net” amount to “Operating lease right-of-use assets, net” to conform to our historical presentation.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(c)	Represents the combination and reclassification of NV5’s “Accrued liabilities”, “Other current liabilities”, and “Current portion of contingent consideration” amounts to “Accrued expenses and other current liabilities” to conform to our historical presentation. Additionally, represents the reclassification of NV5’s current portion of finance lease obligations from “Accrued liabilities” to “Current portion of lease obligations” to conform to our historical presentation.

(d)	Represents the reclassification of NV5’s “Current portion of notes payable and other obligations” to “Current portion of long-term debt” to conform to our historical presentation.

(e)	Represents the combination and reclassification of NV5’s “Notes payable and other obligations, less current portion” amounts to “Long-term debt, net of current portion” to conform to our historical presentation. Additionally, represents the reclassification of NV5’s “Non-current finance lease obligations” from “Notes payable and other obligations, less current portion” to “Non-current lease obligations” to conform to our historical presentation.

(f)	Represents the combination and reclassification of NV5’s “Contingent consideration, less current portion” and “Other long-term liabilities” amounts to “Other non-current liabilities” to conform to our historical presentation. Additionally, represents the reclassification of other obligations from “Notes payable and other obligations, less current portion” to “Other non-current liabilities” to conform to our historical presentation.

(g)	Represents the reclassification of NV5’s “Common stock, $0.01 par value” amount to “Common stock, $0.0001 par value” to conform to our historical presentation.

(h)	Represents the reclassification of NV5’s “Retained earnings” amount to “Accumulated earnings (deficit)” to conform to our historical presentation.

The following sets forth the reclassification adjustments made to conform NV5’s presentation to our presentation in the unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2025:

Acuren	NV5	NV5 for the Six Months Ended June 28, 2025	Reclassification Adjustments	Notes	NV5 As Reclassified
		(in thousands)
Service revenue		$–	$486,030	(a)	$486,030
	Gross revenues	486,030	(486,030)	(a)	–
Total revenues		486,030	–		486,030
Cost of revenue		–	236,136	(b)	236,136
	Salaries and wages	123,689	(123,689)	(b)	–
	Sub-consultant services	86,292	(86,292)	(b)	–
	Other direct costs	26,155	(26,155)	(b)	–
Gross profit		249,894	–		249,894
Selling, general and administrative expenses		–	240,302	(c)	240,302
Transaction costs		–	–		–
	Salaries and wages, payroll taxes, and benefits	147,259	(147,259)	(c)	–
	General and administrative	49,857	(49,857)	(c)	–
	Facilities and facilities related	12,692	(12,692)	(c)	–
	Depreciation and amortization	30,494	(30,494)	(c)	–
Income from operations		9,592	–		9,592
Interest expense, net	Interest expense, net	6,979	–		6,979
Other income, net	Other income	(11,376)	–		(11,376)
Income before income taxes		13,989	–		13,989
Provision (benefit) for income taxes	Income tax expense	1,873	–		1,873
Net income		$12,116	$–		$12,116

(a)	Represents the reclassification of NV5’s “Gross revenues” amount to “Service revenue” to conform to our historical presentation.

(b)	Represents the combination and reclassification of NV5’s “Salaries and wages”, “Sub-consultant services”, and “Other direct costs” to “Cost of revenue” to conform to our historical presentation.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(c)	Represents the combination and reclassification of NV5’s “Salaries and wages, payroll taxes, and benefits”,” General and administrative”, “Facilities and facilities related”, and “Depreciation and amortization” amounts to “Selling, general and administrative expenses” to conform to our historical presentation.

The following sets forth the reclassification adjustments made to conform NV5’s presentation to our presentation in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2024:

Acuren	NV5	NV5 for the Year Ended December 28, 2024	Reclassification Adjustments	Notes	NV5 As Reclassified
		(in thousands)
Service revenue		$–	$941,265	(a)	$941,265
	Gross revenues	941,265	(941,265)	(a)	–
Total revenues		941,265	–		941,265
Cost of revenue		–	458,032	(b)	458,032
	Salaries and wages	236,756	(236,756)	(b)	–
	Sub-consultant services	161,564	(161,564)	(b)	–
	Other direct costs	59,712	(59,712)	(b)	–
Gross profit		483,233	–		483,233
Selling, general and administrative expenses		–	439,799	(c)	439,799
Transaction costs		–	–		–
	Salaries and wages, payroll taxes, and benefits	268,370	(268,370)	(c)	–
	General and administrative	86,972	(86,972)	(c)	–
	Facilities and facilities related	23,864	(23,864)	(c)	–
	Depreciation and amortization	60,593	(60,593)	(c)	–
Income from operations		43,434	–		43,434
Interest expense, net	Interest expense, net	17,181	–		17,181
Other income, net		–	–		–
Income before provision for income taxes		26,253	–		26,253
Provision (benefit) for income taxes	Income tax benefit	(1,726)	–		(1,726)
Net income		$27,979	$–		$27,979

(a)	Represents the reclassification of NV5’s “Gross revenues” amount to “Service revenue” to conform to our historical presentation.

(b)	Represents the combination and reclassification of NV5’s “Salaries and wages”, “Sub-consultant services”, and “Other direct costs” to “Cost of revenue” to conform to our historical presentation.

(c)	Represents the combination and reclassification of NV5’s “Salaries and wages, payroll taxes, and benefits”,” General and administrative”, “Facilities and facilities related”, and “Depreciation and amortization” amounts to “Selling, general and administrative expenses” to conform to our historical presentation.

Note 5. Preliminary Purchase Consideration and Purchase Price Allocation

Under the acquisition method of accounting, the identifiable assets acquired and liabilities assumed are recorded at their acquisition date fair values. The purchase price allocation is preliminary and based on estimates of the fair value as of June 30, 2025, the date of the unaudited pro forma condensed combined balance sheet, as well as the estimated purchase consideration that will be subject to final purchase price adjustments in accordance with the terms of the merger agreement.

Acuren has made certain adjustments to the historical book values of the assets and liabilities of NV5 to reflect preliminary estimates of fair value necessary to prepare the unaudited pro forma condensed combined financial information, with the excess of the purchase price over the fair value of the net assets recorded as goodwill. Upon final completion of the fair value assessment and purchase price consideration, the ultimate purchase price allocation may differ from the preliminary assessment outlined below.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The following table summarizes the components of the preliminary purchase consideration:

(in thousands, except share and per share amounts)
Equity Consideration:
Shares of Acuren common stock issued to NV5 shareholders(1)	79,268,182
Shares of Acuren common stock issued to NV5 dissenting shareholders(2)	1,233,432
Less: shares of Acuren common stock issued for converted NV5 equity awards(3)	(7,298,320)
Total shares of Acuren common stock issued as Merger consideration	73,203,294
Acuren closing common stock price per share on August 4, 2025	$10.50
Fair value of total common stock consideration	$768,635
Fair value attributable to pre-combination services for converted NV5 equity awards(3)	$26,199
Total equity portion of Merger consideration	$794,834
Cash Consideration:
Cash consideration(4)	$635,280
Cash used to payoff NV5 indebtedness	212,722
Cash used to pay NV5 transaction costs	30,402
Total cash portion of Merger consideration	$878,404
Total Merger consideration	$1,673,238

(1)	Includes 705,840 shares of our common stock issued to certain holders of NV5 restricted share awards that were accelerated upon the closing of the NV5 Acquisition in accordance with the terms of such holders’ employment agreements. The actual shares issued at closing were reduced by 246,354 shares of our common stock that were withheld by the Company to cover the employees’ tax withholdings related to the accelerated awards.

(2)	Includes 1,233,432 shares of our common stock that would have been issued as NV5 Acquisition consideration to NV5 dissenting shareholders had they not dissented.

(3)	Represents the portion of the NV5 Acquisition consideration related to NV5 restricted share awards that were converted to 7,298,320 Acuren restricted share awards.

(4)	Includes $10.7 million that would have been issued as NV5 Acquisition consideration to NV5 dissenting shareholders had they not dissented.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The following table summarizes a preliminary allocation of the estimated total purchase consideration to NV5’s assets and liabilities based on our preliminary estimate of their respective fair values assuming the NV5 Acquisition had closed on June 30, 2025:

Cash consideration	$878,404
Equity consideration	794,834
Total estimated consideration	$1,673,238
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	39,372
Accounts receivable	$201,059
Unbilled receivables	126,722
Prepaid expenses and other current assets	26,973
Plant and equipment	84,400
Operating lease right-of-use assets	34,737
Deferred income tax assets	34,555
Other assets	2,853
Intangible assets	851,000
Accounts payable	(79,678)
Accrued expenses and other current liabilities	(51,015)
Billings in excess of costs and estimated earnings on uncompleted contracts	(49,922)
Current portion of long-term debt	-
Current portion of lease obligations	(12,623)
Non-current lease obligations	(5,572)
Deferred income tax liabilities	(162,967)
Other liabilities	(30,040)
Total identifiable net assets	1,009,854
Goodwill	$663,384

The preliminary unaudited pro forma purchase price allocation has been made solely for the purpose of preparing the unaudited pro forma condensed combined financial information. Estimates of fair value of NV5’s assets and liabilities are based on discussions with Acuren management, due diligence review in connection with the NV5 Acquisition, and other currently available information. The analysis was performed at an aggregate level and was based on estimates that are reflective of market participant assumptions.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Note 6. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The adjustments included in the unaudited pro forma condensed combined balance sheet as of June 30, 2025, are as follows:

(A) Cash and Cash Equivalents

The unaudited acquisition pro forma adjustment to cash and cash equivalents is calculated as follows:

(in thousands)
Cash portion of total merger consideration to NV5 stockholders (see Note 5)	$(635,280)
Cash used to payoff NV5 indebtedness	(212,722)
Cash used to pay NV5 transaction costs	(30,402)
Cash used to pay Acuren transaction costs	(25,090)
Total Acquisition pro forma adjustment to cash and cash equivalents	$(903,494)

The unaudited Financing pro forma adjustment to cash and cash equivalents is calculated as follows:

(in thousands)
Proceeds from Acuren’s new term loan facility	$875,000
Less: deferred financing costs for Acuren’s new term loan	(20,043)
Less: deferred financing costs for Acuren’s new revolving credit facility	(1,177)
Total Financing pro forma adjustment to cash and cash equivalents	$853,780

Reflects gross proceeds of $875.0 million from the issuance of the Amendment No. 2 Term Loans, less $20.0 million and $1.2 million of debt issuance costs for the new term loans and revolving credit facility, respectively.

(B) Property and Equipment, Net

The unaudited pro forma adjustment to property and equipment, net is calculated as follows, less NV5’s historical net book value as of June 28, 2025:

	Estimated Weighted-Average Depreciable Life	Preliminary Estimated Fair Value
		(in thousands)
Office furniture and equipment	3 years	$2,200
Computer equipment	3 years	14,100
Survey and field equipment – other	3 years	44,200
Survey and field equipment – aircraft & vessels	10 years	20,200
Leasehold improvements	5 years	3,700
Total fair value of property and equipment		84,400
Less: historical NV5 net book value		(66,293)
Pro forma property and equipment adjustment		$18,107

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(C) Goodwill

Goodwill reflects the preliminary estimate of the excess of the total NV5 Acquisition consideration to be paid by Acuren over the fair value of NV5’s identifiable assets and liabilities. Total NV5 Acquisition consideration paid and the excess of the purchase price over the estimated fair value of the identifiable net assets is explained above in Note 5 with the pro forma adjustment to goodwill calculated as follows:

(in thousands)
Total Merger consideration (see Note 5)	$1,673,238
Less: fair value of NV5’s identifiable net assets acquired	(1,009,854)
Total goodwill	663,384
Less: historical NV5 goodwill	(585,979)
Pro forma goodwill adjustment	$77,405

(D) Intangible Assets, Net

The unaudited pro forma adjustment reflects the step-up to the preliminary estimated fair value of NV5’s identifiable intangible assets from the respective carrying values reported by NV5 as of June 28, 2025. The intangible assets primarily consist of customer relationships, customer backlog, trade names, developed technology. The unaudited pro forma adjustment to intangible assets, net is calculated as follows, less NV5’s historical net book value as of June 28, 2025:

Preliminary Estimated Fair Value
(in thousands)
Customer relationships	$697,300
Customer backlog	36,700
Tradenames	110,000
Developed technology	7,000
Total	851,000
Less: historical NV5 intangible assets, net	(186,836)
Pro forma intangible asset adjustment	$664,164

Trade names are expected to be amortized on a straight-line basis over estimated useful lives of 15 years based on our historical experience in the industry, coupled with the fact that NV5’s tradenames have existed for many years and Acuren expects to continue to use them for the foreseeable future.

The estimated fair value of customer backlog is expected to be amortized on a straight-line basis over estimated useful lives of one year based on benchmarking within the industry and our historical experience.

The estimated fair value of customer relationship intangible assets is expected to be amortized on a straight-line basis over estimated useful lives of 15 years. The estimated amortizable life of customer relationships was determined after consideration of our historical experience in assigning lives to its acquired intangible assets.

The estimated fair value of developed technology intangible assets is expected to be amortized on a straight-line basis over estimated useful lives of three years based on benchmarking within the industry and our historical experience.

(E) Debt

The unaudited pro forma debt adjustment reflects the payment by Acuren of $212.7 million of NV5’s existing debt that was paid off at closing and the adjustment to write-off $0.8 million of related unamortized deferred financing costs.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(F) Deferred Tax Liabilities

The unaudited pro forma adjustment to deferred tax liabilities is calculated as follows:

(in thousands)
Deferred taxes associated with NV5’s property and equipment fair value adjustment	$4,527
Deferred taxes on NV5’s identifiable intangible assets fair value adjustment	166,041
Deferred taxes resulting from Acuren’s transaction costs	(5,144)
Deferred taxes resulting from Acuren’s payment of NV5 transaction costs	(7,601)
Total pro forma deferred tax liabilities adjustment	$157,823

The unaudited pro forma adjustment reflects the change in net deferred tax liabilities arising from the fair value adjustments to NV5’s assets and liabilities as well as the impact of our transaction costs, including those paid on behalf of NV5. Deferred income tax adjustments arising from fair value adjustments have been estimated at the expected combined U.S. federal and state statutory tax rate of 25%. These adjustments were made to the “deferred tax liabilities” line in the unaudited pro forma condensed combined balance sheet. Our and NV5’s historical deferred tax assets and liabilities were not adjusted or netted.

(G) Stockholders’ Equity

The pro forma condensed combined balance sheet reflects the elimination of NV5’s historical equity balances and the issuance of approximately 73.2 million shares of our common stock issued in the NV5 Acquisition (based upon the number of shares of the common stock of NV5 outstanding and the number of shares underlying NV5 equity awards outstanding or to be granted pursuant to compensation arrangements.) The unaudited pro forma adjustment to common stock, additional paid-in capital and retained earnings is calculated as follows:

	Common Stock	Additional Paid-in-Capital	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Loss
	(in thousands)
Elimination of NV5 historical balance	$(671)	$(556,837)	$(306,604)	$(498)
Issuance of Acuren common stock, net of issuance costs	7,320	787,514	–	–
Estimated transaction costs	–	–	(20,574)	–
Tax benefit on payment of Acuren’s transaction costs	–	–	5,144	–
Total pro forma adjustment	$6,649	$230,677	$(322,034)	$(498)

The adjustments included in the unaudited pro forma condensed combined statements of operations for the six months ended June 30, 2025, and for the year ended December 31, 2024 are as follows:

(H) Cost of Revenue

Represents additional depreciation expense associated with the preliminary estimated increase in fair value of NV5’s property and equipment using the weighted average estimated depreciable lives in the following table:

			Estimated Depreciation Expense
	Preliminary Estimated Fair Value	Estimated Weighted-Average Depreciable Lives	Six Months Ended June 30, 2025	Year Ended December 31, 2024
	(in thousands)	(in years)	(in thousands)	(in thousands)
Office furniture and equipment	$2,200	3	$367	$733
Computer equipment	14,100	3	2,350	4,700
Survey and field equipment – other	44,200	3	7,367	14,733
Survey and field equipment – aircraft & vessels	20,200	10	1,010	2,020
Leasehold improvements	3,700	5	370	740
Total	$84,400		$11,464	$22,926
Less: historical depreciation			(9,036)	(16,196)
Pro forma depreciation expense adjustment			$2,428	$6,730

Depreciation classified within “Cost of revenue”			$984	$2,730
Depreciation classified within “Selling, general and administrative expenses”			1,443	4,001
Total			$2,427	$6,731

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(I) Selling, General and Administrative Expense (SG&A)

The unaudited pro forma adjustment to SG&A is calculated as follows:

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
	(in thousands)
Depreciation expense adjustment (see Note H above)	$1,443	$4,001
Intangible asset amortization expense (see Note I1 below)	21,305	42,438
Share-based compensation expense (see Note I2 below)	(1,972)	(1,845)
Pro forma adjustment	$20,776	$44,594

(I1)	The pro forma acquisition-related amortization expense adjustment reflects the recognition of additional amortization expense associated with the preliminary estimated fair values of NV5’s intangible assets related to customer relationships, customer backlog, trade names, and developed technology using the weighted-average useful lives net of the removal of NV5’s historical amortization expense related to intangible assets from previous acquisitions as outlined in the following table:

			Estimated Amortization Expense
	Preliminary Estimated Fair Value	Estimated Weighted-Average Useful Lives	Six Months Ended June 30, 2025	Year Ended December 31, 2024
	(in thousands)	(in years)	(in thousands)	(in thousands)
Customer relationships	$697,300	15	$23,244	$46,487
Customer backlog	36,700	1	18,350	36,700
Tradenames	110,000	15	3,667	7,333
Developed technology	7,000	3	1,167	2,333
Total	$851,000		$46,428	$92,853
Less: historical amortization			(25,123)	(50,415)
Pro forma amortization expense adjustment			$21,305	$42,438

(I2)

The pro forma adjustment related to share-based compensation expense reflects the estimated incremental fair value measured as the difference between NV5’s historical unvested equity awards immediately before the Closing Date of the NV5 Acquisition and the new unvested Acuren replacement awards as presented below:

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
	(in thousands)
Share-based compensation expense for Acuren replacement awards	$12,068	$24,136
Less: historical NV5 share-based compensation expense	(14,040)	(25,981)
Pro forma share-based compensation expense adjustment	$(1,972)	$(1,845)

(J) Transaction Costs

The unaudited pro forma adjustment related to Transaction costs reflects $25.1 million of Acuren costs that have been incurred or are expected to be incurred in connection with the NV5 Acquisition that have not yet been recognized in the historical pro forma periods. Included in the $25.1 million total transaction costs is $4.5 million recognized within “Prepaid expenses and other current assets” related to fees paid for representations and warranties insurance, with corresponding amortization expense reflected within “Transaction costs”.

(K) Interest Expense

The unaudited pro forma adjustment related to interest expense reflects the interest expense on the $875.0 million of Amendment No. 2 Term Loans, including the estimated amortization of debt issuance costs. The pro forma adjustment to record interest expense assumes the Amendment No. 2 Term Loans were entered into on January 1, 2024, and was outstanding for the entire year ended December 31, 2024, and the six months ended June 30, 2025. The initial interest rates assumed for purposes of preparing the pro forma financial information is 7.6% based on SOFR, plus a margin of 2.75%. We have no amounts outstanding under the Revolving Credit Facility.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Total debt issuance costs of $21.2 million will be amortized using the effective interest method over the term of the debt. The following pro forma adjustments have been recorded to interest expense:

	Six Months Ended June 30, 2025	Year Ended December 31, 2024
	(in thousands)
Estimated interest expense – Senior Secured Term Loan(1)	$30,901	$62,500
Amortization of debt issuance costs	1,613	3,110
Financing pro forma interest expense adjustment	$32,514	$65,610

Historical interest related to NV5 Senior Facility	$(6,976)	$(16,798)
Acquisition pro forma interest expense adjustment	$(6,976)	$(16,798)

(1)	As the interest rate is variable, actual interest expense may differ from the amounts assumed in the unaudited pro forma condensed combined statements of operations. A 1/8 of a percent point increase or decrease in interest rates on the senior secured term loan facility would result in a change in interest expense of approximately $0.5 million and $1.1 million for the six months ended June 30, 2025 and the year ended December 31, 2024, respectively.

(L) Income Taxes

The pro forma adjustment to income taxes reflects the adjustment to our income tax expense resulting from impact of the acquisition-related pro forma adjustments at the expected statutory rate of 25% for the six months ended June 30, 2025 and for the year ended December 31, 2024. All other tax expense amounts are stated at their historical amounts.

(M) Weighted-Average Shares Outstanding

The unaudited pro forma weighted-average number of basic and diluted shares outstanding are calculated using our historical weighted-average shares outstanding for the six months ended June 30, 2025, and for the year ended December 31, 2024, plus the issuance of additional shares in connection with the NV5 Acquisition.

As the NV5 Acquisition is reflected as if it had occurred at the beginning of the period presented, the calculation of weighted-average shares outstanding for basic and diluted earnings per share assumes that the shares issuable relating to the NV5 Acquisition were outstanding since January 1, 2024. As the unaudited pro forma condensed combined statements of operations are in net loss positions, any potentially dilutive instruments would be anti-dilutive and thus these instruments have been excluded from the computations.

Acuren has determined that its Acuren Preferred Stock is a class of common shares. Accordingly, Acuren has used the two-class method of computing earnings per share for its common stock and the Series A Preferred Stock according to participation rights in undistributed earnings. Under this method, pro forma net loss is allocated on a pro rata basis to the holders of our common stock and the Series A Preferred Stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Management’s Discussion and Analysis of Financial Condition and Results of Operations

ASP Acuren is our predecessor. The following is a discussion of the results of operations of ASP Acuren (Predecessor) for the period from January 1, 2024 to July 29, 2024 and Acuren Corporation (Successor) for the period from July 30, 2024 to December 31, 2024 compared to the results of operations of ASP Acuren (Predecessor) for the year ended December 31, 2023 and the results of operations of Acuren Corporation (Successor) for the six months ended June 30, 2025 compared to the results of operations of ASP Acuren (Predecessor) for the six months ended June 30, 2024. This discussion should be read in conjunction with the information contained in our consolidated financial statements and the notes related thereto included in this prospectus. The tables below are presented in thousands except for percentages as well as share and per share amounts.

A discussion and analysis of the results of operations of ASP Acuren (Predecessor) for the year ended December 31, 2022 can be found in “Acuren Corporation Management’s Discussion and Analysis of Financial Condition and Results of Operations” as disclosed in our Registration Statement on Form S-4, which was filed with the SEC on December 12, 2024.

In this section, “we,” us,” “our” and “Acuren” refer to ASP Acuren Holdings, Inc. (Predecessor) for the period from January 1, 2024 to July 29, 2024, and Acuren Corporation (Successor) for the period from July 30, 2024 to June 30, 2025.

Overview

We are a leading provider of tech-enabled Testing, Inspection, Certification and Compliance (TICC), engineering, and geospatial services. We provide mission-critical services that are essential to the safety, reliability, and efficiency of industrial assets, buildings and public infrastructure. Our services are often non-discretionary and are driven by regulatory requirements, customer risk management policies, and the need to extend the useful life of critical assets. We operate primarily in North America and serve both public- and private-sector clients. Our public-sector clients include federal, state, and municipal agencies, public utilities, transportation authorities, and environmental regulators. Our private-sector clients span industrial, infrastructure, construction, and commercial real estate end markets. Within industrial markets, our services address energy processing and refining, pipeline and midstream infrastructure, chemicals and industrial processing, manufacturing and industrial services, power generation and utilities, and companies in aerospace, automotive, renewable energy, pulp and paper, and mining. We provide these compliance-driven services and focus on the recurring maintenance and operational needs of our customers. On August 4, 2025, we completed our acquisition of NV5, an engineering and consulting services company.

We historically have operated our business in two operating segments, U.S. and Canada. Following the NV5 Acquisition, we intend to operate our business across three operating segments: (i) Inspection and Mitigation, (ii) Consulting Engineering, and (iii) Geospatial. We anticipate implementing reporting of these segments in advance of, or commencing with, the first quarter of 2026.

We are headquartered in Tomball, Texas and operate from 266 service centers and 38 engineering and lab facilities. We operate primarily in the United States and Canada, with additional operations in select international markets, including Europe, Asia, and the Middle East.

Initial Public Offering, Warrant Financing and PIPE Financing

In connection with our initial public offering on May 22, 2023, we issued 53,950,000 ordinary shares, no par value, for gross proceeds of approximately $539.5 million and the Founder Entity (as defined below) purchased 1,000,000 Series A Preferred Stock for $10.5 million. In addition, on May 22, 2023, we issued an aggregate of 25,000 ordinary shares to our non-founder directors for $10.00 per share. Each ordinary share has voting rights and winding-up rights. The holders of Series A Preferred Stock may receive a dividend based on the appreciation of the market price of ordinary shares outstanding on November 30, 2024 (which includes any ordinary shares issued pursuant to the exercise of warrants but excludes any ordinary shares issued to shareholders or other beneficial owners of ASP Acuren in connection with the Acuren Acquisition). See “Description of Capital Stock — Authorized Share Capital — Preferred Stock” for more information.

Each of the 1,000,000 Series A Preferred Stock, the 53,950,000 ordinary shares issued in connection with the initial public offering and the 25,000 ordinary shares issued to the non-founder directors was issued with a warrant (54,975,000 warrants in aggregate), entitling the holder of each warrant to purchase 1/4 of an ordinary share with a strike price of $11.50 per whole ordinary share. Each warrant is exercisable until three years from the date of the Acuren Acquisition, unless mandatorily redeemed by us. The warrants are mandatorily redeemable by us at a price of $0.01 per warrant should the average market price of an ordinary share exceed $18.00 for ten consecutive trading days.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

On July 30, 2024, we completed the Warrant Financing (as defined below), and an aggregate of 36,710,124 warrants were exercised at a reduced exercise price of $10.00 for an aggregate of 9,177,531 ordinary shares, raising proceeds of approximately $91.8 million. In addition, on July 30, 2024, we also completed the PIPE Financing (as defined below), raising equity proceeds of approximately $582.6 million from the issuance of 58.3 million ordinary shares at $10.00 per ordinary share. As of June 30, 2025, there were 18,264,876 warrants outstanding exercisable for an aggregate of 4,566,219 shares of common stock.

Recent Developments

NV5 Acquisition and Amendment to Credit Facility

On August 4, 2025, we completed the NV5 Acquisition, acquiring NV5 Global, Inc., a global provider of technology, conformity assessment, consulting solutions and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental and geospatial markets. The aggregate purchase price was approximately $1.7 billion, including the full repayment of NV5’s outstanding debt. On the closing date, we paid total consideration consisting of approximately $618.7 million in cash and the issuance of approximately 79.0 million shares of common stock.

On August 4, 2025, in connection with the NV5 Acquisition, we entered into an amendment to our credit agreement which (i) provided for the Amendment No. 2 Term Loans in an aggregate principal amount of $875.0 million, which increased the aggregate amount of total term loans outstanding under the senior secured term loan facility of the credit agreement from $769.2 million to $1.6 billion, and (ii) increased the aggregate amount available under the senior secured revolving credit facility of the credit agreement from $75.0 million to $125.0 million. From and after the closing of the NV5 Acquisition, principal payments on the Amendment No. 1 Term Loans (as defined below) and the Amendment No. 2 Term Loans, commencing on September 30, 2025, will be made in quarterly installments on the last day of each fiscal quarter equal to $4.1 million subject to adjustments in accordance with the credit agreement. The Amendment No. 1 Term Loans and Amendment No. 2 Term Loans, will mature on July 30, 2031. The proceeds of the $875.0 million new term loans were used to finance the cash purchase consideration for the NV5 Acquisition and pay transaction costs associated with the amendment to the credit agreement.

Tax Legislation

On July 4, 2025, the “One Big Beautiful Bill Act,” was enacted into law. The legislation includes changes to federal tax law, including the restoration of immediate expensing of domestic R&D expenditures, reinstatement of 100% bonus depreciation and more favorable rules for determining the limitation on business interest expense, among other changes. Since the enactment occurred after the balance sheet date but before the issuance of the unaudited condensed consolidated financial statements, these changes were not reflected in the income tax provision for the three and six months ended June 30, 2025. We are currently evaluating the impact on future periods.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Certain Factors and Trends Affecting Our Results of Operations

Summary of Acquisitions

In addition to the Acuren Acquisition and the NV5 Acquisition, we completed other acquisitions, none of which were material, during the periods presented that also affect the comparability of results of operations, as summarized below.

On April 15, 2024, we acquired all of the outstanding stock of Advance Coating Solutions, Inc. (“Advance”), a Canadian company, for $2.0 million, net of cash acquired. Advance specializes in corrosion prevention and remediation solutions, across a wide range of end markets including mining, refining and processing, storage, and pipelines.

On April 2, 2024, we acquired all of the outstanding stock of ADV Integrity, Inc. (“ADV”), a company located in Magnolia, Texas, for $16.4 million, net of cash acquired. ADV is a provider of engineering, materials testing and analysis, and technology development. We have not finalized its accounting for this acquisition and will make appropriate adjustments to the purchase price allocation as valuations are completed.

On January 30, 2024, we acquired all of the outstanding stock of TriQuest Nondestructive Testing Corp. (“TriQuest”), a Canadian company, for $29.3 million, net of cash acquired. TriQuest provides a wide range of services including conventional and advanced NDT methods and visual inspection services, based in western Canada. We have not finalized its accounting for this acquisition and will make appropriate adjustments to the purchase price allocation as valuations are completed.

On November 14, 2022, we purchased all the issued and outstanding stock of GBOG Holding Corporation, a U.S. company, and indirectly acquired 100% of the outstanding stock of its subsidiary, Versa Integrity Group, Inc. (collectively, “Versa”) for consideration of $39.9 million, which is net of cash acquired of $3.4 million included on Versa’s balance sheet prior to closing. The acquisition was funded by borrowing against our short-term revolver facility. Versa delivers NDT, mechanical integrity, and advanced services primarily across the southern region of the United States and is included in the United States segment since the date of the acquisition.

During the periods ended December 31, 2023 and 2022, we completed two other business acquisitions. The aggregate purchase price of these other acquisitions was $11.7 million, which is net of cash acquired, and was allocated to assets acquired and liabilities assumed at their estimated fair values.

Economic, Industry and Market Factors

We may experience increased costs associated with the recent developments around tariffs between the United States, Canada, and the UK and will continue to monitor market conditions and respond accordingly. We also have observed some impact from inflationary pressures during 2024 and into 2025. Although we look to mitigate the impact of these pressures with a combination of cost management and price initiatives, there can be no guarantee that these initiatives will be successful. There has been no direct effect on our business from the Russian-Ukrainian or the Middle Eastern conflicts, although these conflicts may have an impact on certain end markets, results of operations or liquidity or in other ways which we cannot yet determine.

The Organization for Economic Co-operation and Development has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as “Pillar 2”), with certain aspects of Pillar 2 effective January 1, 2024, and other aspects effective January 1, 2025. The U.S. and other countries continue to discuss how Pillar 2 will apply to U.S. companies. We are continuing to evaluate and monitor the impact of Pillar 2 and the evolving legislative landscape. To date, Pillar 2 has not had a material impact on our effective tax rate or condensed consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Effect of Seasonality and Cyclical Nature of Business

Our revenue and results of operations can be subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays, and the timing of outages and non-recurring projects. Typically, our revenue is lowest at the beginning of the year and during the winter months in North America because of persistent cold, snowy, or wet conditions. Revenue is generally higher during the spring and fall months, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. In the fourth quarter, many projects tend to be completed by customers seeking to spend their capital budgets before the end of the year, which generally has a positive effect on revenue. However, the holiday season and inclement weather can cause delays, which can reduce revenue and related costs on affected projects.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and installation projects can create fluctuations in revenue.

Description of Key Financial Statement Line Items

Service revenue

Service revenue is generated from our engineers, scientists, technologists, technicians, and specialized craft trades performing inspections, testing, and related services for customers both in the field and in our laboratories. Service revenue is recognized by us as services are performed for the customer. The vast majority of our billing is on a time and materials basis.

Cost of revenue

Cost of revenue consists primarily of direct labor. Cost of revenue also includes materials and indirect costs, such as supplies, tools, facility costs, and depreciation of equipment related to our services as well as travel, per diem, and lodging costs. Labor costs are recognized as labor hours are incurred in delivering services.

Selling, general and administrative expenses

Selling, general and administrative expenses consist primarily of certain indirect costs of providing our services, employee compensation, information systems and technology costs, share-based compensation, amortization of intangibles, and facility related expenses.

Results of Operations for the three and six months ended June 30, 2025 and 2024

The comparability of our operating results for the three and six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor) was impacted by the Acuren Acquisition. In the discussion of our results of operations for these periods, we may quantitatively disclose the impacts of the Acuren Acquisition to the extent they remain ascertainable.

The following table summarizes our results of operations for the periods indicated:

	Three Months Ended June 30,		Six Months Ended June 30,
	Successor	Predecessor	Successor	Predecessor
	2025	2024	2025	2024
Service revenue	$313,925	$309,292	$548,140	$532,354
Cost of revenue	239,824	228,673	430,370	395,887
Gross profit	74,101	80,619	117,770	136,467
Selling, general and administrative expenses	55,236	60,870	107,694	102,724
Transaction costs	515	—	1,166	—
Income from operations	18,350	19,749	8,910	33,743
Interest expense, net	15,451	17,569	31,458	33,551
Other income, net	(777)	(279)	(1,896)	(286)
Income (loss) before income tax provision	3,676	2,459	(20,652)	478
Income tax provision	3,909	7,909	5,374	7,199
Net loss	$(233)	$(5,450)	$(26,026)	$(6,721)

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Comparison of the three months ended June 30, 2025 (Successor) to the three months ended June 30, 2024 (Predecessor)

Service revenue

Service revenue was $313.9 million for the three months ended June 30, 2025 (Successor), an increase of $4.6 million, or 1.5%, compared to $309.3 million during the three months ended June 30, 2024 (Predecessor). This year-over- year increase in service revenue was driven primarily by new customer wins, increased penetration with existing customers and higher volumes of call-out work.

Cost of revenue

Cost of revenue was $239.8 million for the three months ended June 30, 2025 (Successor), an increase of $11.2 million, or 5.0%, compared to $228.7 million during the three months ended June 30, 2024 (Predecessor). This increase was primarily driven by higher direct costs to support increased volumes of run and maintain work, call-outs and containment testing, as well as higher direct depreciation expense related to the Acuren Acquisition and incremental labor and onboarding costs associated with new customer site wins.

Gross profit

The following table presents gross profit and gross profit margin, defined as gross profit as a percentage of service revenue, for the three months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor):

	Three Months Ended June 30,
	Successor 2025	Predecessor 2024
Service revenue	$313,925	$309,292
Gross profit	74,101	80,619
Gross profit margin	24%	26%

Our gross profit was $74.1 million for the three months ended June 30, 2025 (Successor), a decrease of $6.5 million, or 8.1%, compared to $80.6 million during the three months ended June 30, 2024 (Predecessor). This year-over- year decrease was primarily attributable to the absence of high-margin turnaround activity and changes to business mix during the three months ended June 30, 2025. These headwinds were partially offset by continued strength in callout activity and contributions from new customer wins during the current period..

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses (“SG&A expenses”) and SG&A expenses as a percentage of service revenue for the three months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor):

	Three Months Ended June 30,
	Successor 2025	Predecessor 2024
SG&A expenses	$55,236	$60,870
SG&A expenses as a percentage of service revenue	17.6%	19.7%

Our SG&A expenses were $55.2 million for the three months ended June 30, 2025 (Successor), a decrease of $5.6 million, or 9.3%, compared to $60.9 million during the three months ended June 30, 2024 (Predecessor). This decrease in SG&A expenses was primarily driven by lower share-based compensation expense during the three months ended June 30, 2025 (Successor). This was partially offset by higher amortization expense related to the step-up in intangible assets from the Acuren Acquisition, as well as increased employee-related and transaction-related costs.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Depreciation and amortization expense

Total depreciation expense for property and equipment and amortization expense for intangibles were recognized as follows:

	Three Months Ended June 30,
	Successor 2025	Predecessor 2024
Depreciation expense included in cost of revenue	$16,219	$9,481
Depreciation and amortization expense included in SG&A expenses	13,318	10,189
Total depreciation and amortization expense	$29,537	$19,670

This increase in depreciation and amortization expense of $9.9 million, or 50.2%, was due to the step-up in property and equipment and intangible assets from the Acuren Acquisition.

Interest expense, net

Interest expense, net was $15.5 million for the three months ended June 30, 2025 (Successor), a decrease of $2.1 million, or 12.1%, compared to $17.6 million during the three months ended June 30, 2024 (Predecessor). This decrease in interest expense, net was primarily driven by lower average interest rates compared to the prior year period.

Income taxes

We recorded income tax expense of $3.9 million and $7.9 million for the three months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor), respectively. Income tax expense for the three months ended June 30, 2025 (Successor) was primarily driven by the valuation allowance of $11.1 million recorded against our interest limitation carryforwards. Income tax expense for three months ended June 30, 2024 (Predecessor) was driven by stock compensation expense recorded during the Predecessor period that was not deductible for tax purposes. See “Note 13. Income Taxes” for further discussion.

Comparison of the six months ended June 30, 2025 (Successor) to the six months ended June 30, 2024 (Predecessor)

Service revenue

Service revenue was $548.1 million for the six months ended June 30, 2025 (Successor), an increase of $15.8 million, or 3.0%, compared to $532.4 million during the six months ended June 30, 2024 (Predecessor). This year-over- year increase in service revenue was driven primarily by strong performance in run and maintain and callout work. This increase was partially offset by lower service revenue from non-recurring turnaround activity and the impact of adverse weather events in the U.S. during the first quarter of 2025.

Cost of revenue

Cost of revenue was $430.4 million for the six months ended June 30, 2025 (Successor), an increase of $34.5 million, or 8.7%, compared to $395.9 million during the six months ended June 30, 2024 (Predecessor). This increase was primarily driven by direct costs related to servicing the increased revenue base as well as increased depreciation expense related to the Acuren Acquisition

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Gross profit

The following table presents gross profit and gross profit margin for the six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor):

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024
Service revenue	$548,140	$532,354
Gross profit	117,770	136,467
Gross profit margin	21.5%	25.6%

Our gross profit was $117.8 million for the six months ended June 30, 2025 (Successor), a decrease of $18.7 million, or 13.7%, compared to $136.5 million during the six months ended June 30, 2024 (Predecessor). This year-over-year decrease in gross profit was primarily attributable to adverse weather events in the U.S. during the first quarter of 2025, the timing of turnaround activity and a less favorable mix of work. The prior year period also benefited from certain one-time, higher margin projects that did not recur in 2025.

Selling, general and administrative expenses

The following table presents SG&A expenses and SG&A expenses as a percentage of service revenue for the six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor):

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024
SG&A expenses	$107,694	$102,724
SG&A expenses as a percentage of service revenue (%)	19.6%	19.3%

Our SG&A expenses were $107.7 million for the six months ended June 30, 2025 (Successor), an increase of $5.0 million, or 4.8%, compared to $102.7 million during the six months ended June 30, 2024 (Predecessor). This increase in SG&A expenses was driven primarily by higher employee-related costs and increased amortization expense related to the step-up in intangible assets from the Acuren Acquisition.

Depreciation and amortization expense

Total depreciation expense for property and equipment and amortization expense for intangibles were recognized as follows:

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024
Depreciation expense included in cost of revenue	$31,581	$18,542
Depreciation and amortization expense included in SG&A expenses	26,555	20,221
Total depreciation and amortization expense	$58,136	$38,763

This increase in depreciation and amortization expense of $19.4 million, or 50.0%, was primarily due to the step-up in property and equipment and intangible assets from the Acuren Acquisition.

Interest expense, net

Interest expense, net was $31.5 million for the six months ended June 30, 2025 (Successor), a decrease of $2.09 million, or 6.2%, compared to $33.6 million during the six months ended June 30, 2024 (Predecessor). This decrease in interest expense, net was primarily driven by lower average interest rates compared to the prior year period.

Income taxes

We recorded income tax expense of $5.4 million and $7.2 million for the six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor), respectively. Income tax expense for the six months ended June 30, 2025 (Successor) was primarily driven by the valuation allowance of $11.1 million recorded against our interest limitation carryforwards. Income tax expense for the six months ended June 30, 2024 (Predecessor) was driven by stock compensation expense recorded during the Predecessor period that was not deductible for tax purposes. See “Note 13. Income Taxes” for further discussion.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Operating Segment Results

The following tables set forth summarized financial information about our reportable segments for the Successor and Predecessor periods indicated.

Comparison of the three months ended June 30, 2025 (Successor) to the three months ended June 30, 2024 (Predecessor)

Service revenue

	Three Months Ended June 30,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$164,079	$165,623	$(1,544)	(0.9)%
Canada	150,339	144,036	6,303	4.4%
Corporate and eliminations	(493)	(367)	(126)	34.3%
	$313,925	$309,292	$4,633	1.5%

Cost of revenue

	Three Months Ended June 30,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$126,251	$121,544	$4,707	3.9%
Canada	114,066	107,496	6,570	6.1%
Corporate and eliminations	(493)	(367)	(126)	34.3%
	$239,824	$228,673	$11,151	4.9%

Gross profit

	Three Months Ended June 30,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$37,828	$44,079	$(6,251)	(14.2)%
Canada	36,273	36,540	(267)	(0.7)%
	$74,101	$80,619	$(6,518)	(8.1)%

United States

United States service revenue was $164.1 million for the three months ended June 30, 2025 (Successor), a decrease of $1.5 million, or 0.9%, compared to $165.6 million during the three months ended June 30, 2024 (Predecessor). This decrease was primarily driven by lower turnaround volumes and softness in the chemicals and refining end markets.

Segment gross profit was $37.8 million for the three months ended June 30, 2025 (Successor), a decrease of $6.3 million, or 14.2%, compared to $44.1 million during the three months ended June 30, 2024 (Predecessor). This decrease was primarily attributable to lower turnaround and project activity compared to the second quarter of 2024.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Canada

Canada service revenue was $150.3 million for the three months ended June 30, 2025 (Successor), an increase of $6.3 million, or 4.4%, compared to $144.0 million during the three months ended June 30, 2024 (Predecessor). This increase in service revenue was primarily driven by higher customer penetration and improved volumes in run and maintain and callout work, supported by growth in the energy processing and midstream energy infrastructure end markets.

Segment gross profit was $36.3 million for the three months ended June 30, 2025 (Successor), a decrease of $0.3 million, or 0.7%, compared to $36.5 million during the three months ended June 30, 2024 (Predecessor). This slight decrease was primarily due to a less favorable mix of work and the absence of one-time higher margin projects that benefited the prior year period.

Comparison of the six months ended June 30, 2025 (Successor) to the six months ended June 30, 2024 (Predecessor)

Service revenue

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$311,769	$308,927	$2,842	0.9%
Canada	237,311	224,191	13,120	5.9%
Corporate and eliminations	(940)	$(764)	(176)	23.0%
	$548,140	$532,354	$15,786	3.0%

Cost of revenue

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$245,847	227,852	$17,995	7.9%
Canada	185,463	168,799	16,664	9.9%
Corporate and Eliminations	(940)	(764)	(176)	23.0%
	$430,370	$395,887	$34,483	8.7%

Gross profit

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024	Increase (Decrease)	% Change
United States	$65,922	81,075	$(15,153)	(18.7)%
Canada	51,848	55,392	(3,544)	(6.4)%
	$117,770	$136,467	$(18,697)	(13.7)%

United States

United States service revenue was $311.8 million for the six months ended June 30, 2025 (Successor), an increase of $2.8 million, or 0.9%, compared to $308.9 million during the six months ended June 30, 2024 (Predecessor). This increase was primarily driven by improved run and maintain volumes and higher customer penetration, partially offset by adverse weather events in the first quarter of 2025 and reduced customer demand in the chemicals and refining end markets.

Segment gross profit was $65.9 million for the six months ended June 30, 2025 (Successor), a decrease of $15.2 million, or 18.7%, compared to $81.1 million during the six months ended June 30, 2024 (Predecessor). This decrease was primarily attributable to adverse weather events in the first quarter of 2025, lower turnaround and project volumes, and a less favorable mix of work compared to the prior-year period.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Canada

Canada service revenue was $237.3 million for the six months ended June 30, 2025 (Successor), an increase of $13.1 million, or 5.9%, compared to $224.2 million during the six months ended June 30, 2024 (Predecessor). This increase in service revenue was primarily driven by higher customer penetration and improved volumes in run and maintain and callout work, supported by growth in the energy processing and midstream energy infrastructure end markets.

Segment gross profit was $51.8 million for the six months ended June 30, 2025 (Successor), a decrease of $3.5 million, or 6.4%, compared to $55.4 million during the six months ended June 30, 2024 (Predecessor). This decrease was primarily due to a less favorable mix of work and the absence of one-time higher margin projects that benefited the prior year period.

Results of Operations for the years ended December 31, 2024 and 2023

The comparability of our operating results for the period from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated) and the year ended December 31, 2023 (Predecessor) was impacted by the Acuren Acquisition. In the discussion of our results of operations for these periods, we may quantitatively disclose the impacts of the Acuren Acquisition to the extent they remain ascertainable. The entirety of Admiral’s activity through the Closing Date of the Acuren Acquisition was related to our formation, the preparation of our initial public offering, and since the closing of our initial public offering, the search for a target company or business.

Comparison of the periods from January 1, 2024 to July 29, 2024 (Predecessor) (as restated) and July 30, 2024 to December 31, 2024 (Successor) to the year ended December 31, 2023 (Predecessor)

The following table summarizes our results of operations for the periods indicated (in thousands)(1):

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Service revenue	$463,527	$633,866	$1,050,057	$928,326
Cost of revenue	359,848	471,881	810,534	725,375
Gross profit	103,679	161,985	239,523	202,951
Selling, general and administrative expenses	150,306	121,369	185,022	168,229
Transaction costs	35,998	5,204	-	-
Income (loss) from operations	(82,625)	35,412	54,501	34,722
Interest expense, net	31,061	39,379	60,022	24,159
Loss on extinguishment of debt	-	9,073	-	-
Other expense (income), net	(2,978)	(580)	(1,241)	(12,888)
Income (loss) before provision for income taxes	(110,708)	(12,460)	(4,280)	23,451
Provision (benefit) for income taxes	(5,256)	3,243	2,009	3,408
Net income (loss)	$(105,452)	$(15,703)	$(6,289)	$20,043

1.	Refer to “Note 2. Summary of Significant Accounting Policies” in the consolidated financial statements for further detail on the update to the presentation of cost of revenue and selling, general, and administrative expenses impacting the amounts presented herein for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and the year ended December 31, 2023 (Predecessor). Refer to “Note 2. Summary of Significant Accounting Policies” in the consolidated financial statements for further detail on the restatement of previously issued consolidated financial statements for the period from January 1, 2024 to July 29, 2024 (Predecessor).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Revenues

Service revenue was $633.9 million and $463.5 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $47.3 million, or 4.5%, compared to $1,050.1 million during the year ended December 31, 2023 (Predecessor). This increase in service revenue was driven primarily by increases in transaction volumes with recurring customers and new sales in target markets as well as net sales growth of approximately $21.3 million directly related to the 2024 Predecessor acquisitions.

Cost of revenue

Cost of revenue was $471.9 million and $359.8 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $21.2 million, or 2.6%, compared to $810.5 million during the year ended December 31, 2023 (Predecessor). This increase was primarily driven by 2024 Predecessor acquisitions which contributed $17.3 million of the increase.

Gross profit

The following table presents gross profit and gross profit margin, defined as gross profit as a percentage of service revenues, for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) compared to the year ended December 31, 2023 (Predecessor) (in thousands):

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31
Service revenue	$463,527	$633,866	$1,050,057
Gross profit	103,679	161,985	239,523
Gross profit margin	22%	26%	23%

Our gross profit was $162.0 million and $103.7 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $26.1 million, or 10.9%, compared to $239.5 million during the year ended December 31, 2023 (Predecessor). The gross profit increase primarily results from pricing initiatives implemented in 2023 and increased volumes. Additionally, Acuren had gross profit growth of approximately $3.9 million directly related to acquisitions.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Selling, general and administrative expenses

The following table presents selling, general and administrative expenses (“SG&A expenses”) and operating margin, defined as income (loss) from operations as a percentage of service revenues, for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) compared to the year ended December 31, 2023 (Predecessor) (in thousands):

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29 (as restated)	Predecessor January 1 to December 31
SG&A expenses	$150,306	$121,369	$185,022
SG&A expenses as a percentage of service revenue (%)	32.4%	19.1%	17.6%

Our SG&A expenses were $121.4 million and $150.3 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $86.7 million, or 46.8%, compared to $185.0 million during the year ended December 31, 2023 (Predecessor). The increase in SG&A expenses was driven primarily by share-based compensation related costs resulting from the Acuren Acquisition. The remaining change relates to increases in employee related costs as well as increases in rent and facility costs.

Depreciation and Amortization Expense

Total depreciation expense for property, plant and equipment and amortization expense for intangibles were recognized as follows:

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31
Depreciation expense included in cost of revenue	$25,282	$22,123	$54,504
Depreciation and amortization expense included in selling, general and administrative expenses	22,031	23,654	40,314
Total depreciation and amortization expense	$47,313	$45,777	$94,818

Transaction costs

Transaction costs were $5.2 million and $36.0 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $41.2 million, compared to no transaction costs during the year ended December 31, 2023 (Predecessor). The increase is primarily related to legal, accounting, advisory, and other transaction costs resulting from the Acuren Acquisition.

Interest expense, net

Interest expense was $39.4 million and $31.1 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $10.4 million, or 17.4%, compared to $60.0 million during the year ended December 31, 2023 (Predecessor). This increase is due to new borrowings for working capital purposes and to fund acquisitions under our Credit Agreement in addition to a higher interest rate environment when compared against the prior year period.

Loss on extinguishment of debt

The loss on extinguishment of debt of $9.1 million recorded during the period from January 1, 2024 to July 29, 2024 (Predecessor) relates to the extinguishment of Predecessor debt as a result of the Acuren Acquisition.

Provision for income taxes

We recorded a provision for income taxes of $3.2 million and a tax benefit of $5.3 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) (as restated) and July 30, 2024 to December 31, 2024 (Successor), respectively, as compared to income tax expense of $2.0 million during the year ended December 31, 2023 (Predecessor). The tax benefit was primarily driven by the increased loss before taxes for the period from January 1, 2024 to July 29, 2024 (Predecessor) (as restated) and July 30, 2024 to December 31, 2024 (Successor) compared to income before taxes for the year ended December 31, 2023.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Organization for Economic Co-operation and Development has a framework to implement a global minimum corporate tax of 15% for companies with global revenues and profits above certain thresholds (referred to as “Pillar 2”), with certain aspects of Pillar 2 effective January 1, 2024 and other aspects effective January 1, 2025. While it is uncertain whether the U.S. will enact legislation to adopt Pillar 2, certain countries in which we operate have adopted the legislation, and other countries are in the process of introducing legislation to implement Pillar 2. We are continuing to evaluate and monitor the impact of Pillar 2. To date, Pillar 2 has not had a material impact on the effective tax rate or the consolidated financial statements.

Operating Segment Results

Comparison of the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) to the year ended December 31, 2023 (Predecessor)

	Service Revenue
	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Increase (Decrease)	% Change
United States	$267,136	$363,474	$643,847	($13,237)	(2)%
Canada	197,541	271,859	409,150	60,250	15%
Corporate and Eliminations	(1,150)	(1,467)	(2,940)	323	(11)%
	$463,527	$633,866	$1,050,057	$47,336	5%

	Cost of Revenue
	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Increase (Decrease)	% Change
United States	$208,574	$255,335	$498,964	($35,055)	(7)%
Canada	152,424	218,013	314,510	55,927	18%
Corporate and Eliminations	(1,150)	(1,467)	(2,940)	323	(11)%
	$359,848	$471,881	$810,534	$21,195	3%

	Gross Profit
	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Increase (Decrease)	% Change
United States	$58,562	$108,139	$144,883	$21,818	15%
Canada	45,117	53,846	94,640	4,323	5%
	$103,679	$161,985	$239,523	$26,141	11%

United States

United States service revenues were $363.5 million and $267.1 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, a decrease of $13.2 million, or 2.1%, compared to $643.8 million during the year ended December 31, 2023 (Predecessor). The decrease was driven by lower volumes during 2024 offset by impact of price increases from 2023 as well as increased revenue from 2024 acquisitions, which contributed approximately $9.1 million in new service revenue.

Segment gross profit was $108.1 million and $58.6 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $21.8 million, or 15%, compared to $144.9 million during the year ended December 31, 2023 (Predecessor). The increase primarily resulted from pricing initiatives implemented in 2023. Acquisitions represented approximately $1.4 million in gross profit growth.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Canada

Canada service revenue was $271.9 million and $197.5 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $60.3 million, or 14.7%, compared to $409.2 million during the year ended December 31, 2023 (Predecessor). The growth in service revenue was driven primarily by increased callout and customer outage activity. Acquisitions contributed approximately $12.1 million in new service revenue.

Segment gross profit was $53.8 million and $45.1 million for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), respectively, an increase of $4.3 million, or 4.6%, compared to $94.6 million during the year ended December 31, 2023 (Predecessor). The increase was primarily driven by stronger volume. Acquisitions represented approximately $2.6 million in gross profit growth.

Liquidity and Capital Resources

Overview

Overall, we believe that available cash and cash equivalents, cash flows generated from future operations, access to capital markets, and availability under the Revolving Credit Facility are sufficient to fund our operations, service our indebtedness, and maintain compliance with our debt covenants over the next 12 months. Our uses of available cash, borrowing capacity, cash flows from operations and financing arrangements are used to invest in capital expenditures to support our growth, repay debt maturities as they become due, and complete integration activities. Our principal liquidity requirements are for working capital and general corporate purposes, including capital expenditures and debt service, as well as to execute and integrate strategic acquisitions.

Financing

On July 30, 2024, in connection with the close of the Acuren Acquisition, we entered into a credit agreement, by and among a wholly-owned subsidiary as the initial borrower, any other of our subsidiaries from time to time party thereto as borrowers, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and collateral agent (the “Credit Agreement”). The Credit Agreement provided for a $775.0 million seven-year senior secured term loan (the “Term Loan”) under a senior secured term loan facility (the “Term Loan Facility”) and a $75.0 million five-year revolver under a senior secured revolving credit facility (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”), of which up to $20.0 million could be used for the issuance of letters of credit. Previously, ASP Acuren was party to a credit agreement, dated as of December 20, 2019 (the “Prior Credit Agreement”), that provided for a term loan of $430.0 million and a revolving credit facility of $75.0 million. On each of January 23, 2020, November 19, 2021 and August 15, 2023, the Prior Credit Agreement was amended. In connection with the closing of the Acuren Acquisition, on July 30, 2024, the Prior Credit Agreement was paid in full.

First Amendment to Credit Agreement. On January 31, 2025, we entered into an amendment to the Credit Agreement (the “First Amendment”), pursuant to which the interest rate margins for the term loans outstanding under the Term Loan Facility (as amended, the “Amendment No. 1 Term Loans”) decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for SOFR, adjusted for statutory reserves. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, and interest rate applicable on the Revolving Credit Facility remained the same.

Second Amendment to Credit Agreement. On August 4, 2025, in connection with the completion of the NV5 Acquisition, we entered into a second amendment to the Credit Agreement (the “Second Amendment”), pursuant to which (i) the Amendment No. 2 Term Loans were issued under the Term Loan Facility, which increased the aggregate amount of total term loans outstanding under the Term Loan Facility from $769.2 million to $1.6 billion, and (ii) the aggregate amount available under the Revolving Credit Facility was increased from $75.0 million to $125.0 million. From and after the NV5 Acquisition closing date, principal payments on the Amendment No. 1 Term Loans and the Amendment No. 2 Term Loans, commencing on September 30, 2025, will be made in quarterly installments on the last day of each fiscal quarter equal to $4.1 million, subject to adjustments in accordance with the Credit Agreement. The Amendment No. 2 Term Loans, together with the Amendment No. 1 Term Loans, will mature on July 30, 2031. The proceeds of the Amendment No. 2 Term Loans were used to finance the cash purchase consideration for the NV5 Acquisition and pay transaction costs associated with the Second Amendment. All other material terms of the Credit Agreement, as amended by the Second Amendment, remained unchanged.

Term Loan Amounts Outstanding. As of June 30, 2025, we had $769.2 million of principal outstanding under the Term Loan Facility. The interest rate applicable to the Term Loan Facility is, at our option, either: (1) a base rate plus an applicable margin equal to 1.75% or (2) SOFR plus an applicable margin equal to 2.75%. Principal payments on the Term Loan commenced on December 31, 2024, and are made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Revolving Credit Facility Amounts Outstanding. As of June 30, 2025, we had we had no amounts outstanding under the Revolving Credit Facility. As of June 30, 2025, we had $5.9 million in stand-by letters of credit issued (as a component of the Revolving Credit Facility) but had not withdrawn any amount against the letters of credit. The interest rate applicable to borrowings under the Revolving Credit Facility is, at our option, either a base rate plus an applicable margin equal to 2.50% or SOFR (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on our first lien net leverage ratio.

For discussion of the First Amendment and Second Amendment to our Credit Agreement and the covenants contained in the Credit Agreement governing our Revolving Credit Facility, see “Note 11. Debt” of the notes to our unaudited condensed consolidated financial statements. As of June 30, 2025, we were in compliance with these covenants.

Cash Flows for the six months ended June 30, 2025 and 2024

The following table summarizes net cash flows with respect to our operating, investing and financing activities for the periods indicated:

	Six Months Ended June 30,
Cash flows provided by (used in):	Successor 2025	Predecessor 2024
Operating activities	$26,305	$(8,754)
Investing activities	(28,407)	(56,627)
Financing activities	(10,308)	8,750
Effect of exchange rate on cash	3,332	366
Net change in cash and cash equivalents	$(9,078)	$(56,265)

Operating activities

Net cash provided by operating activities for the six months ended June 30, 2025 (Successor) was $26.3 million, an increase of $35.1 million compared to cash used in operating activities of $8.8 million during the six months ended June 30, 2024 (Predecessor). This increase in operating cash flow was primarily driven by favorable changes in working capital, partially offset by lower gross profit and higher SG&A expenses.

Investing activities

For the six months ended June 30, 2025 (Successor), net cash used in investing activities was $28.4 million, a decrease of $28.2 million compared to net cash used in investing activities of $56.6 million for the six months ended June 30, 2024 (Predecessor) as a result of less cash used in acquisitions.

Financing activities

For the six months ended June 30, 2025 (Successor), net cash used in financing activities was $10.3 million, consisting primarily of payments on the Term Loan Facility, as well as principal payments on finance leases and payments of debt issuance costs. For the six months ended June 30, 2024 (Predecessor), net cash provided by financing activities was $8.8 million, consisting primarily of borrowings under the 2019 Credit Agreement, partially offset by repayments of borrowings under the 2019 Credit Agreement and principal payments on finance leases.

Effect of exchange rate changes

For the six months ended June 30, 2025 (Successor) and six months ended June 30, 2024 (Predecessor), the effect of foreign exchange rate changes on cash was $3.3 million and $0.4 million, respectively. The impact of exchange rates on cash and cash equivalents is primarily attributable to fluctuations in the U.S. Dollar exchange rate against the Canadian Dollar.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Cash Flows for the twelve months ended December 31, 2024 and 2023

The following table summarizes net cash flows with respect to our operating, investing, and financing activities for the periods indicated (in thousands):

	2024		2023	2022
Cash flows provided by (used in):	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Operating activities	$2,629	$20,439	$95,809	$39,980
Investing activities	(1,834,651)	(57,985)	(26,534)	(67,672)
Financing activities	1,414,346	7,818	(49,176)	35,965
Effect of exchange rate on cash	(123)	(7,877)	4,377	(5,625)
Net change in cash and cash equivalents	$(417,799)	$(37,605)	$24,476	$2,648

Cash flows attributable to our operating activities

Net cash provided by operating activities for the period from January 1, 2024 to July 29, 2024 (Predecessor) and for the period from July 30, 2024 to December 31, 2024 (Successor) was $20.4 million and $2.6 million, respectively, a decrease of $72.7 million compared to cash provided by operating activities of $95.8 million in the Predecessor period year ended December 31, 2023. The change in cash used in operating activities was primarily driven by the decrease in net income (loss) of $114.9 million, which includes $41.2 million of transaction costs related to the Acuren Acquisition, as well as decreases in operating assets and liabilities of $39.7 million, offset by changes in share-based compensation expense of $77.5 million.

Cash flows attributable to our investing activities

For the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), net cash used in investing activities was $58.0 million and $1.8 billion, primarily related to acquisitions in the Predecessor period and the Acuren Acquisition in the Successor period, respectively.

For the year ended December 31, 2023, net cash used in investing activities was $26.5 million, consisting primarily of $22.1 million of capital expenditures.

Cash flows attributable to our financing activities

For the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), net cash provided by financing activities was $7.8 million and $1.4 billion, consisting primarily of borrowings of long-term debt of $805.0 million and proceeds from the issuance of ordinary shares and the exercise of warrants for $666.6 million related to the Acuren Acquisition offset by repayments of long-term debt of $18.3 million, principal payments on finance lease obligations of $9.8 million, and payments of debt issuance costs of $21.4 million.

For the year ended December 31, 2023, net cash used in financing activities was $49.2 million, consisting primarily of dividends paid of $150.0 million, repayments of long-term debt of $81.4 million, and principal payments of finance lease obligations of $9.9 million, offset by net borrowings under our Prior Credit Agreement of $113.6 million.

Effect of exchange rate changes on cash and cash equivalents

For the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and year ended December 31, 2023, the effect of foreign exchange rate changes on cash was negative $7.9 million, negative $0.1 million and positive $4.4 million, respectively. The impact of exchange rates on cash and cash equivalents is primarily attributable to fluctuations in the U.S. Dollar exchange rate against the Canadian Dollar.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Off-Balance Sheet Arrangements

During the six months ended June 30, 2025 (Successor) or the six months ended June 30, 2024 (Predecessor), we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

During the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) and the years ended December 31, 2023 and 2022, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Recently Issued Accounting Pronouncements

See “Note 1. Description of Business and Basis of Presentation” of the notes to our unaudited condensed consolidated financial statements for disclosures regarding recently issued accounting pronouncements and the critical accounting policies related to our business.

Critical Accounting Estimates

For discussion regarding our significant accounting policies, see “Note 2. Summary of Significant Accounting Policies” of the notes to our unaudited condensed consolidated financial statements. We have outlined below the policies identified as being critical to the understanding of our business and results of operations and that require the application of significant management judgement.

Revenue Recognition from Contracts with Customers

The majority of our revenues are derived from providing services on a time and material basis and are short-term in nature. Payments are generally due within 45 days of services unless otherwise noted. There are no material warranties, refunds, or other similar obligations.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. We provide highly integrated and bundled inspection services to its customers. Some contracts have multiple performance obligations, most commonly due to the contract providing for a combination of inspection, engineering or industrial services.

For contracts with multiple performance obligations, we allocate the contract’s transaction price to each performance obligation utilizing several different pricing scenarios and is able to discretely price out each individual component based on its nature and relation to the overall performance obligation.

Contract modifications are not routine in the performance of contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the services that are provided. In most instances, contract modifications reflect either additions or subtractions to previously identified performance obligations and therefore are not considered distinct.

Performance obligations are satisfied over time as work progresses. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. We expect any significant remaining performance obligations to be satisfied within one year.

Business Combinations

We account for our business combinations under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition’s future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements. While we use the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income (loss).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Goodwill and Other Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the underlying net tangible and intangible assets acquired. We evaluate the impairment of our goodwill annually or more frequently when events or changes in circumstances indicate that goodwill may be impaired. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available. We have two reporting units, the United States and Canada, which align with our reportable segments.

We first assess qualitatively, step zero, whether it is necessary to perform step one of the annual impairment tests. An entity is required to perform step one if the entity concludes that it is more likely than not that a reporting unit’s fair value is below its carrying amount (that is, a likelihood of more than 50%). When step one indicates that the reporting unit’s carrying value exceeds its fair value, an impairment will be recorded in the period the goodwill is determined to be impaired.

We can also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. During the years ended December 31, 2023 and 2022, we performed a qualitative analysis. There were no impairment charges in 2023 or 2022. No indications of impairment were identified during the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and the year ended December 31, 2023.

We consider the income and market approaches when estimating the fair values of reporting units which requires significant judgement in evaluating economic and industry trends, estimated future cash flows, discount rates, and other factors.

Intangible assets consisting of customer relationships, technology, tradenames, and non-compete agreements, have been recorded based on their fair value at the date of acquisition and are amortized over their economic useful lives which range from 1 to 15 years. Amortization on other intangibles assets is included within Selling, general and administrative expenses.

Valuation of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased identifiable intangible assets that are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. No indications of impairment were identified during the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor) and the years ended December 31, 2023 and 2022.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of a deferred income tax asset will not be realized. Valuation allowances are provided when management believes, after estimating future taxable income, considering feasible income tax planning opportunities and weighing all facts and circumstances that certain deferred tax assets are not recoverable. We evaluate our tax contingencies and recognize a liability when we believe it is more likely than not that a liability exists.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution. We record interest expenses and penalties on uncertain tax liabilities in the provision for income taxes.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Quantitative and Qualitative Disclosures about Market Risk

Concentration of Credit Risk

Balance sheet items that are subject to concentrations of credit risk are primarily cash and cash equivalents and accounts receivable. We are exposed to credit risk on its cash and cash equivalents in the event of default by the financial institutions to the extent that account balances exceed federally insured limits. Risk is managed by dealing only with investment grade U.S., UK, and Canadian institutions and we do not believe that we are subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

As of and for the period from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and the years ended December 31, 2023 and 2022, no individual customer represented more than 10% of consolidated sales or accounts receivable, and no individual vendor represented more than 10% of purchases or accounts payable.

Interest Rate Risk

Our debt financing agreement contains floating rate obligations and as a result interest rate changes impact our earnings and cash flows, assuming other factors are held constant. As more fully described in “Note 13. Financial Instruments” of our consolidated financial statements, we have entered into interest rate derivative contracts to manage interest rate risk associated with our long-term debt obligations and to mitigate the negative impact of interest rate fluctuations on our earnings and cash flows.

Foreign Currency Risk

We have foreign operations in Canada and the United Kingdom. Revenue generated from foreign operations represented approximately 43%, 44% and 39% of our total revenue for the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), and for the year ended December 31, 2023, respectively. Substantially all of this revenue was generated from operations in Canada. Revenue and expense related to our foreign operations are, for the most part, denominated in the functional currency of the foreign operation, which minimizes the impact that fluctuations in exchange rates would have on net income (loss). We are subject to fluctuations in foreign currency exchange rates when transactions are denominated in currencies other than the functional currencies. Translation gains or losses, which are recorded in accumulated other comprehensive loss on the consolidated balance sheet, result from translation of the assets and liabilities of our foreign subsidiaries into U.S. dollars. For the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), foreign currency translation losses totaled $18.0 million and $35.5 million, respectively. For the year ended December 31, 2023 foreign currency translation gains totaled $11.2 million. For the periods from January 1, 2024 to July 29, 2024 (Predecessor) and July 30, 2024 to December 31, 2024 (Successor), a 10% movement, favorable or unfavorable, in the average U.S. Dollar exchange rates would cause a change in income from operations of approximately $1.7 million and $1.4 million, respectively. For the year ended December 31, 2023, a 10% movement, favorable or unfavorable, in the average U.S. Dollar exchange rates would cause a change in income from operations of approximately $2.5 million. We do not currently enter into forward exchange contracts to hedge exposures denominated in foreign currencies.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our Business

Our Company

We are a leading provider of tech-enabled Testing, Inspection, Certification and Compliance (TICC), engineering, and geospatial services. We provide mission-critical services that are essential to the safety, reliability, and efficiency of industrial assets, buildings and public infrastructure. Our services are often non-discretionary and are driven by regulatory requirements, customer risk management policies, and the need to extend the useful life of critical assets. We operate primarily in North America and serve both public- and private-sector clients. Our public-sector clients include federal, state, and municipal agencies, public utilities, transportation authorities, and environmental regulators. Our private-sector clients span industrial, infrastructure, construction, and commercial real estate end markets. Within industrial markets, our services address energy processing and refining, pipeline and midstream infrastructure, chemicals and industrial processing, manufacturing and industrial services, power generation and utilities, and companies in aerospace, automotive, renewable energy, pulp and paper, and mining. We provide these compliance-driven services and focus on the recurring maintenance and operational needs of our customers. On August 4, 2025, we completed our acquisition of NV5, an engineering and consulting services company.

We historically have operated our business in two operating segments, U.S. and Canada. As a result of the NV5 Acquisition, we intend to operate our business across three operating segments: (i) Inspection and Mitigation, (ii) Consulting Engineering, and (iii) Geospatial. We anticipate implementing reporting of these segments in advance of, or commencing with, the first quarter of 2026.

Our Inspection and Mitigation services include NDT and RAT solutions. NDT involves the inspection and evaluation of industrial equipment through various technology-enabled methods to ensure asset integrity, prevent costly outages, failures, and accidents, and meet regulatory requirements without damaging the equipment being tested. NDT techniques include radiography, ultrasonic testing, magnetic particle inspection, penetrant testing, and visual inspection. In addition, our RAT solutions provide safe and efficient access to areas that are otherwise difficult to reach without traditional scaffolding. RAT solutions extend beyond inspection to include industrial trades such as insulation, coatings and blasting, welding, pipe fitting, hoisting and rigging, and electrical work. These RAT solutions often offer cost or scheduling advantages to the customer and can be delivered without compromising safety or quality.

Our Consulting Engineering services include engineering design, conformity assessment, infrastructure engineering, building and technology design, environmental consulting, and materials engineering and testing. We provide engineering and consulting solutions to public- and private-sector clients to support the design, operation, and maintenance of essential infrastructure and facilities. These services cover transportation systems, utilities, water and environmental infrastructure, as well as data centers, building systems, clean energy conversion, and fire protection. We also maintain in-house laboratory capabilities that support destructive testing and advanced materials engineering. Our engineers and scientists perform failure investigation, material selection, corrosion and welding engineering, fracture mechanics, destructive testing, and chemical analysis. These services are delivered by highly specialized materials engineers and consulting teams who support clients throughout the asset life cycle, from design and commissioning through maintenance, fitness-for-service evaluations, and life-extension planning.

Our Geospatial services provide data collection, data analytics, and software solutions that support asset management and infrastructure planning. We collect and analyze geospatial data through technologies such as LiDAR, imaging, remote sensing, and unmanned aerial systems. These capabilities allow us to deliver high-resolution mapping, vegetation management, shoreline and floodplain monitoring, and utility asset inspection. We also provide subscription-based geospatial software and analytic tools that enable customers to manage infrastructure assets, natural resources, and environmental risks. These offerings support long-term monitoring and decision-making for utilities, transportation systems, defense and intelligence agencies, and environmental authorities. In addition, we integrate geospatial data with our industrial inspection services, including drone-enabled nondestructive testing and aerial inspection programs. This combined capability enhances the detection and assessment of potential issues in energy, industrial, and infrastructure assets, and provides customers with integrated insights to support both operational reliability and regulatory compliance.

We are headquartered in Tomball, Texas and operate from 266 service centers and 38 engineering and lab facilities. We operate primarily in the United States and Canada, with additional operations in select international markets, including Europe, Asia, and the Middle East.

We generate significant recurring revenue and repeat business from a diversified base of long-standing clients across a variety of end markets. We believe the essential and compliance-driven nature of our services contributes to our ability to generate stable and predictable cash flows. Organic growth is supported as assets and infrastructure age, requiring additional investment to ensure compliance and safe operation. Our engineers and technicians play an important role across the asset life cycle, including in the life extension of industrial assets. Our contractual arrangements and master service agreements generally have terms ranging from a few days to five years. Our customers enter into contracts with us with pricing terms that are either on a mix of time-and-materials, cost-plus, fixed-price, or unit-rate basis, with the majority of work performed under multi-year agreements or recurring customer relationships.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our Industry

Inspection and Mitigation

Asset integrity plays a crucial role in assuring the protection and reliability of critical infrastructure. As an asset integrity solutions provider, we help customers detect, assess, and mitigate damages such as corrosion, cracks, leaks, manufacturing flaws, and other conditions that could lead to equipment failure and disruption to operations. Demand for inspection and mitigation services is largely nondiscretionary and driven by regulatory requirements, customer risk management policies, and the aging of industrial assets. For instance, refineries, chemical plants, pipelines, and power facilities require frequent inspection and maintenance to ensure compliance and to manage operational and safety risks. Many customers are increasingly outsourcing these activities to specialized third-party providers due to the technical expertise required and constraints on in-house skilled labor.

NDT allows for the detection of defects without compromising the structural integrity of the materials or equipment being inspected. Traditionally, the supply of NDT services has been provided by many relatively small vendors that offer a narrow array of services in a more localized geographic region. Customers are increasingly consolidating their spending on NDT services with larger service providers capable of delivering integrated inspection, rope access, and mitigation solutions at scale.

Due to these trends, providers with integrated solutions, scalable operations, skilled personnel, and a global footprint are expected to have a distinct competitive advantage. Scale also allows resource sharing across locations to serve customers more efficiently and optimize workforce utilization.

Consulting Engineering

Consulting engineering services support the planning, design, commissioning, and long-term operation of infrastructure and building systems. Demand is driven by regulatory compliance requirements, sustainability initiatives, and the need to extend the useful life of aging assets. The market includes transportation, utilities, water resources, environmental infrastructure, data centers, clean energy facilities, and commercial and institutional buildings.

The industry has historically been fragmented, with many smaller or specialized firms serving local markets. Customers, particularly public-sector agencies, are increasingly seeking providers with the scale to deliver multidisciplinary expertise and manage large and complex projects. A large portion of this segment revenue is derived from public and quasi-public sector clients, with additional demand from utilities, energy companies, real estate developers, and other private-sector customers.

Services in this market include engineering design, conformity assessment, environmental consulting, and building systems design. Materials engineering and laboratory testing, including destructive testing, failure analysis, corrosion and welding engineering, and chemical analysis, have historically been offered by Acuren and represent an established component of the market. Providers with both field and laboratory capabilities are positioned to serve client needs across the asset life cycle, from design and commissioning through maintenance and life-extension planning.

Geospatial

The geospatial services market provides data collection, analytics, and software solutions that support infrastructure planning, environmental monitoring, and asset management. Customers use technologies such as LiDAR, aerial imagery, remote sensing, and unmanned aerial systems to monitor coastal areas, floodplains, vegetation, utility corridors, and natural resources.

Public-sector clients account for a significant share of demand. NV5 disclosed that approximately 80% of its Geospatial Solutions segment revenue is derived from federal, civil, defense, and state and local agencies. Utilities and transportation operators also represent important customer groups. Geospatial revenue is generated from a combination of software subscriptions and project-based services. While subscription revenue provides recurring revenue streams, the majority of project-based work is performed for long-standing clients and is typically repeat in nature. This mix supports recurring engagement across utilities, transportation, defense, and government agencies.

The market has historically been fragmented. Customers are increasingly consolidating their spending on geospatial services with larger providers that can combine data collection, analytics, and subscription-based platforms into integrated offerings. Providers with scale, technical expertise, and proprietary software and analytics are positioned to maintain a competitive advantage in serving long-term public- and private-sector clients.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Key Industry Trends

We believe that the following represent key trends affecting our inspection, engineering, and geospatial markets and that the aggregate market available to us will continue to grow as these macro-market trends continue to develop:

Digital Transformation of Asset and Infrastructure Management. Plants in the industrial space and public infrastructure operators are increasingly replacing traditional, paper-based programs with digitized solutions. The rise of big data intelligence, geospatial analytics, and integrated data platforms provides customers with actionable insights from inspection, engineering, and geospatial data. The growing digitization of asset integrity information provides opportunities for contractors with a wide range of expertise to provide customers with analytical solutions to support safety, compliance, and efficient asset management.

Extending the Useful Life of Aging Infrastructure. Due to the prohibitive costs and challenges of building new infrastructure, many companies and public authorities are choosing to extend the useful life of existing assets, resulting in increased utilization of existing infrastructure in our target markets. Because aging infrastructure requires more frequent inspection and maintenance relative to new infrastructure, companies and public authorities continue to utilize inspection, engineering, and geospatial service providers to ensure their aging infrastructure assets continue to operate effectively. We provide an essential service in the entire life cycle of an asset with increasing attention and importance in life extension solutions.

Outsourcing of Non-Core Activities and Technical Resource Constraints. Due to the increasing sophistication and automation of NDT programs, increasing governmental regulation and a decreasing supply of skilled professionals, companies are increasingly outsourcing inspection, engineering, and geospatial services to third-party providers with advanced solution portfolios, engineering expertise and trained workforces. Many of these field service technicians exhibit specialized skills so customers rely on service providers that can supply the right mix of craft and expertise where and when needed.

Increasing Use of Advanced Materials. Customers in various target markets, such as aerospace and defense, are increasingly utilizing advanced materials, such as composites and other unique technologies in their assets. These materials often cannot be tested using traditional NDT techniques. We believe that demand for more advanced testing, laboratory analysis, and engineering assessment solutions will increase as the utilization of these advanced materials increases during the design, manufacturing, operating and quality control phases of production. Newer industries, such as wind power, use materials that do not have a long history of proven resilience with a higher instance of early life failure or systemic flaws which require additional inspections.

Meeting Safety Regulations. Owners and operators of industrial facilities face strict government regulations and more stringent process safety enforcement standards. Failure to meet these standards can result in significant financial liabilities, increased scrutiny by government and industry regulators, higher insurance premiums and tarnished corporate brand value. As a result, these owners and operators are seeking highly reliable service providers with a track record of assisting customers in meeting increasingly stringent regulations. Our customers require support in devising mechanical integrity programs that meet regulatory compliance standards and enable enhanced safety and uptime at their facilities.

Infrastructure Regulation and Investment. Expanded pipeline integrity regulations and increased infrastructure investment programs are expected to drive long-term demand for inspection, engineering, and geospatial services. These regulations require inspection and integrity data records throughout a pipeline’s lifetime to be reliable, traceable, verifiable, and complete, increasing the demand for integrated inspection, engineering, monitoring, and data management and analysis solutions. Federal, state, and municipal funding for transportation, water, and energy infrastructure projects is also expected to support demand for engineering and geospatial monitoring.

Public-Sector Investment. A significant portion of infrastructure and geospatial services is funded, directly or indirectly, by federal, state, and municipal governments. Public-sector investment programs and permitting requirements provide stability and visibility in demand for engineering and geospatial services, particularly in transportation, utilities, and environmental markets.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our Competitive Strengths

We believe the following competitive strengths contribute to our position as a leading provider of TICC, engineering, and geospatial services and will allow us to capitalize on growth opportunities in the industries we serve:

Comprehensive and Integrated Service Offering. We believe we have one of the most comprehensive service offerings in the asset integrity, engineering, and geospatial markets. Our portfolio spans nondestructive testing, rope access and mitigation services, destructive laboratory testing, engineering design and consulting, environmental and building systems engineering, and geospatial analytics. This breadth allows us to serve customers across the full life cycle of industrial and infrastructure assets. Our ability to self-perform inspection and mitigation work without outsourcing repair services provides customers with efficient solutions, shorter turnaround times, and reduced downtime.

Technician Availability and Engineering Expertise Across Markets. We believe that our technicians provide us with a competitive advantage because of their expertise and industry-specific knowledge. Our technicians consistently deliver quality and timely services, and their industry-specific expertise allows them to support customers with programs tailored to the requirements of their operations. We maintain a deep network of qualified technicians with the ability to embed teams at customer sites and ramp up testing services as needed to meet surge demand during turnarounds. In addition, our engineering teams provide multidisciplinary expertise, including infrastructure design, utility systems, building systems, environmental consulting, and clean energy. Our materials engineers and laboratory specialists support failure investigation, reliability engineering, corrosion and welding engineering, fracture mechanics, and chemical analysis. This combination of a broad technician workforce and engineering capabilities positions us to serve clients across both industrial and public infrastructure markets throughout the design, commissioning, maintenance, and life-extension phases of asset ownership.

Long-Standing Trusted Provider to a Diversified and Growing Customer Base. We have become a trusted partner to a large and growing customer base spanning numerous markets through our proven, decades-long track record of quality and safety. Our customers include some of the largest and most well-recognized firms in the oil and gas, chemicals, power generation and transmission and aerospace and defense industries. NV5 has similarly built long-term relationships with federal, state, and municipal agencies, public utilities, and private-sector clients. By serving as a long-term partner, we gain a deeper understanding of customer needs and technical requirements, which enhances service quality and customer loyalty.

Technology and Innovation. The TICC industry continues to move towards more advanced, automated solutions, requiring service providers to find safer and more cost-efficient inspection and engineering techniques. We believe that we remain ahead of the technological curve by connecting our practical industry expertise with suppliers of equipment and technology and by developing proprietary approaches through our advanced inspectors, engineers, and subject matter experts. Some of the advanced inspection technologies we deploy include drone-enabled inspection, advanced ultrasonics, laser scanning, and other solutions for challenging requirements such as work at heights, high temperatures, complex materials, and unusual geometries. In addition, our geospatial services incorporate LiDAR, aerial imagery, remote sensing, and subscription-based software platforms to provide customers with advanced data analytics and long-term monitoring solutions.

Experienced Management Team. Our management team has a track record of building and leading asset integrity, engineering and consulting organizations. They are focused on delivering quality services in a safe, timely, and cost-effective manner, and have successfully driven operational growth organically and through acquisitions.

Our Growth Strategy

By executing the following multi-faceted growth strategy, we believe that we are positioned to maintain and grow our competitive advantage as a provider of inspection, engineering, and geospatial services and achieve significant market expansion.

Increasing Wallet Share. We are focused on deepening relationships within our existing customer base. We believe we have a proven track record of increasing our share of services provided and expect customers to increase their use of our combined inspection, engineering, and geospatial services over time.

Acquisition of New Customers and Sites. We expect to continue to increase our customer and site footprint by securing new business at a rate that outpaces market growth.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Public and Private Sector Expansion. A significant portion of our current revenue is derived from public-sector clients, including federal, state, and municipal governments and public utilities. We plan to continue to focus on these markets, which provide reoccurring, compliance-driven demand. At the same time, we intend to expand our penetration of private-sector markets such as utilities, data centers, industrial facilities, and commercial infrastructure, which we believe represent a significant opportunity for future growth.

Expansion of TICC services. We plan to continue to broaden our TICC service offerings by enhancing our core nondestructive testing (NDT), rope access, and laboratory capabilities and by expanding advanced inspection technologies. In addition, through the NV5 Acquisition we have broadened our services to include infrastructure engineering, building systems, environmental consulting, and geospatial analytics, which provide additional avenues for growth.

Mergers and Acquisitions. Building on our history of successful acquisitions, we plan to continue pursuing merger and acquisition opportunities to facilitate growth. We review a broad range of potential strategic opportunities and typically complete a small number of tuck-in acquisitions each year, generally funded by free cash flow from operations and available borrowings under our credit facilities. We focus on targets that expand our geographic reach, broaden our technical capabilities, or add complementary services, provided they align with our culture of safety and quality. We evaluate potential acquisitions based on expected growth, purchase price, integration feasibility, and scalability of new capabilities through our platform.

Our Clients

Our highly diversified, long-tenured client base spans both public- and private-sector clients across industrial, infrastructure, utilities, and commercial real estate end markets. Our public-sector clients include federal, state, and municipal agencies, public utilities, transportation authorities, and environmental regulators. Our private-sector clients span industrial, infrastructure, construction, and commercial real estate end markets. Within industrial markets, our services address energy processing and refining, pipeline and midstream infrastructure, chemicals and industrial processing, manufacturing and industrial services, power generation and utilities, and companies in aerospace, automotive, renewable energy, pulp and paper, and mining. Our largest clients are typically served under multi-year master service agreements.

We contract under a mix of time-and-materials, cost-plus, fixed-price, and unit-rate arrangements, with the mix varying by segment. Inspection and Mitigation work is primarily time-and-materials or cost-plus, with less than 10% under fixed-price contracts. Consulting Engineering and Geospatial include a higher proportion of fixed-price contracts, which represent the majority of the revenue, with the balance largely time-and-materials, unit-rate work, or software subscriptions. Services are typically performed pursuant to purchase orders issued under written client agreements. While most purchase orders cover a single project or scope of work, some provide for services to be performed on a run-and-maintain basis. Substantially all of our agreements and contracts may be terminated by either party on short notice. The agreements generally specify the range of services to be performed and the applicable rates for labor, supplies, and equipment. While many contracts cover specific plants or locations, we also enter into regional or national contracts that cover multiple facilities or geographic areas.

Inspection and Mitigation. Clients in this segment are primarily industrial operators including energy, chemicals, refining, and manufacturing end markets. We provide nondestructive testing, rope access, and field mitigation services to ensure the safety, reliability, and compliance of critical assets. Clients typically engage us under multi-year master service agreements covering inspection, maintenance, and turnaround work.

Consulting Engineering. Clients in this segment include federal, state, and local government agencies, public utilities, industrial facilities, and commercial and institutional building owners. Services include infrastructure and building design, commissioning, permitting, environmental consulting, failure analysis, materials selection and laboratory-based materials testing. These engagements are generally contracted on a project basis and may be structured as time-and-materials, unit-rate, or fixed-price contracts.

Geospatial. Clients in this segment include public-sector entities such as defense and intelligence agencies, civil agencies, and state and local governments, as well as utilities and transportation operators. We provide geospatial data collection, analytics, and software solutions to support asset management, planning, and environmental monitoring. Services are performed under project-based contracts as well as subscription-based software agreements that provide recurring revenue.

Intellectual Property

Our success depends, in part, on our ability to protect our proprietary technology, processes, software, data, and data sets and to conduct our business without infringing the proprietary rights of others. We rely on a combination of intellectual property protections, including patents, copyrights, trademarks, trade secrets, and contractual safeguards. We also use employee and third-party confidentiality and non-disclosure agreements to help safeguard sensitive information.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

In addition to proprietary nondestructive testing processes and inspection methodologies, we maintain proprietary software and data analytics platforms, including geospatial applications, proprietary algorithms and automated enrichment models, subscription software, and cloud-based data engagement platforms, that support our service delivery. Our trademarks and service marks provide us and our solutions with brand recognition in our markets. We do not consider any single patent, trademark or service mark, software platform, or other intellectual property right material to our financial condition or results of operations. We also maintain an enterprise information security program designed to identify, protect, detect, respond to, and manage cybersecurity risks, including third-party risk management, employee training, and periodic testing.

Seasonality and Cyclicality

Our revenue and results of operations are subject to seasonal and other variations. These variations are influenced by weather, customer spending patterns, bidding seasons, project schedules, holidays, and the timing of outages and non-recurring projects. For our inspection and mitigation services, our revenue is lowest at the beginning of the year and during the winter months in North America because of cold, snowy, or wet conditions. Revenue is generally higher during the spring and fall months, due to increased demand for our services when favorable weather conditions exist in many of the regions in which we operate. In the fourth quarter, revenue may benefit from customers completing projects before the end of the year, although the holiday season and inclement weather can cause delays and reduce activity levels.

Our engineering and geospatial services may also reflect timing related to government budget cycles, permitting, and capital program approvals. Delays in these factors can defer projects into future periods.

Additionally, the industries we serve can be cyclical. Fluctuations in end-user demand within those industries, or in the supply of services within those industries, can affect demand for our services. As a result, our business may be adversely affected by industry declines or by delays in new projects. Variations or unanticipated changes in project schedules in connection with large construction and infrastructure projects can create fluctuations in revenue.

Competitive Environment

We operate in industries that are highly competitive and fragmented. There are relatively few barriers to entry in many of the markets in which we operate, and as a result, any organization with adequate financial resources and access to technical expertise could become a competitor. We compete with a number of companies, ranging from small, owner-operated businesses operating in narrow geographic regions to large companies with national scale and significant financial, technical, engineering, and technology resources. In addition, in our geospatial segment, we compete with firms that provide aerial imaging, remote sensing, and software solutions to public- and private-sector clients.

We compete based on a variety of factors, including price, service, technical expertise and experience, quality, safety performance, response time and reputation for customer service. A portion of our revenue is derived from agreements with customers and price is often an important factor in the bid process for such work. However, we believe our customers also consider a variety of other factors, including those described above, when selecting a service provider, and we believe that our technical capabilities, broad geographic reach, skilled labor force and engineering and software expertise enable us to be competitive.

Government Regulation and Environmental Matters

A significant portion of our business activities is subject to foreign, federal, state and local laws and regulations. These regulations are administered by various foreign, federal, state and local health and safety and environmental agencies and authorities, including the OSHA of the U.S. Department of Labor and the Environmental Protection Agency. Failure to comply with these laws and regulations may involve civil and criminal liability. From time to time, we are also subject to a wide range of reporting requirements, certifications and compliance as prescribed by various federal and state governmental agencies. Expenditures relating to such regulations are made in the normal course of our business and are neither material nor place us at any competitive disadvantage. We do not currently expect that compliance with such laws and regulations will require us to make material expenditures. We believe we have all required licenses to conduct our business activities and are in substantial compliance with applicable regulatory requirements. If we fail to comply with applicable regulations, we could be subject to substantial fines or revocation of our operating licenses.

We are subject to various national, state, and local labor and employment laws and regulations which govern minimum wage and hour requirements, overtime, working conditions, mandatory benefits, health and social insurance, statutory notice periods and other employment-related matters, duties and obligations. Additionally, a large portion of our business uses labor that is provided under collective bargaining agreements or is subject to works council processes. As such, we are subject to national and local laws and regulations related to unionized labor and collective bargaining.

Internationally, we are also subject to various government laws and regulations (including the Foreign Corrupt Practices Act and similar non-U.S. laws and regulations), export laws and regulations (including ITAR, EAR and trade sanctions against embargoed countries to the extent we export technical services, data, products, and equipment outside of the United States), local government regulations, procurement policies and practices, and varying currency, political, and economic risks.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

We also are subject to various environmental laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, liabilities can be imposed for cleanup of properties, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from such substances or wastes could interfere with ongoing operations or adversely affect our business. In addition, we could be held liable for significant penalties and damages under certain environmental laws and regulations. Our contracts with customers may also impose liabilities on us regarding environmental issues that arise through the performance of our services. From time to time, we may incur costs and obligations related to environmental compliance and/or remediation matters.

Additionally, our NV5 business contracts with various U.S. governmental agencies and entities which requires compliance with laws and regulations relating to the formation, administration and performance of contracts. These laws and regulations contain terms that, among other things:

●	require certification and disclosure of all costs or pricing data in connection with various contract negotiations,

●	impose procurement regulations that define allowable and unallowable costs and otherwise govern our right to reimbursement under various cost-based U.S. government contracts, and

●	restrict the use and dissemination of information classified for national security purposes and the exportation of certain products and technical data.

Human Capital

Employees

As of August 20, 2025, we had 11,872 employees, of which 7,349 were located in the United States and 4,523 were located internationally, and 1,230 of our employees were represented by unions and were subject to various collective bargaining agreements. Certain of our unionized employees have participated in strikes and work stoppages in the past, and we cannot be certain that strikes or work stoppages will not occur in the future.

Health, Safety and Training

We believe excellent health and safety performance is no accident. It requires focus, accountability and most importantly deliberate action from management. We have developed safety management systems that include established procedures and policies focused on reducing risk, managing incidents, monitoring and measuring of key performance indicators and a focus on continuous improvement. We believe we have created a safety culture which exceeds industry standards and focuses on the behaviors that keep our employees and the public safe with the belief that all accidents are preventable. We utilize the International Oil and Gas Producers “Life Saving Rules” which are the best-in-class standards for all types of industries. Our safety programs are fully integrated within all operations across our company. Our employees receive a full suite of training tailored to employee needs and the training exceeds industry minimum standards for each type of work.

Properties

We lease our corporate headquarters in Tomball, Texas, and we own and lease other facilities throughout the United States, Canada, Europe, Asia, and the Middle East where we conduct business. Our facilities include offices, warehouses, storage, maintenance shops, engineering labs and training and educational facilities. As of the date hereof, we operate from 266 service centers and 38 engineering and lab facilities. We believe that our existing facilities are sufficient for our current needs.

Legal Proceedings

We are subject to certain claims and lawsuits arising in the normal course of business. We maintain various insurance coverages to minimize financial risk associated with these claims. We have estimated and provided accruals for probable losses and related legal fees associated with certain litigation in our consolidated financial statements. While we cannot predict the outcome of these proceedings, we believe any liability arising from these matters individually and in the aggregate will not have a material effect on our operating results, cash flows or consolidated financial condition, after giving effect to provisions already recorded.

Available Information

Our internet website address is www.acuren.com. We make available free of charge, through our website, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act and proxy statements for our annual meeting of stockholders, as soon as reasonably practicable after each such material is electronically filed with or furnished to the SEC. The SEC also makes available at www.sec.gov reports, proxy and information statements and other information filed by issuers, such as us, with the SEC. Our website is not incorporated by reference into this prospectus.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Management

Directors

Set forth below is certain information relating to our current directors.

Name	Age	Title
Robert A. E. Franklin	34	Executive Chairman of the Board
Sir Martin E. Franklin	60	Co-Chairman of the Board
Antoinette C. Bush	68	Director
Rory Cullinan	65	Director
Elizabeth Meloy Hepding	48	Director
Benjamin Heraud	43	Director
Peter Hochfelder	63	Director
James E. Lillie	64	Director
Talman Pizzey	60	Director
Byron Roth	62	Director
Dickerson Wright	78	Director

Robert A. E. Franklin Executive Chairman AGE: 34 DIRECTOR SINCE: 2023

BACKGROUND:

Robert A.E. Franklin has served as a director of Acuren (then known as Admiral Acquisition Limited) since May 2023 and Co-Chairman since July 2024 (including as Executive Chairman since August 2025). Mr. Franklin currently serves on the Board of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. and was a director of Double Diamond Distillery LLC from June 2017 to December 2021. Mr. Franklin has been actively involved in prior acquisition vehicles, including Nomad Holdings Limited (the vehicle that became Nomad Foods Limited) and J2 Acquisition Limited (the vehicle that became APi Group Corporation). Mr. Franklin previously served as an investment associate at TOMS Capital, a New York-based family office, from September 2014 to September 2016 and an investment banking analyst at Barclays Capital, focusing on technology, media and telecommunications from June 2013 to August 2014. Mr. Franklin received a B.A. in communications from the University of Pennsylvania. Mr. Franklin is the son of the Co-Chairman of the Board, Sir Martin E. Franklin.

Skills & Qualifications:

We believe Mr. Franklin’s qualifications to serve on the Board include investment experience and his prior board experience.

Sir Martin E. Franklin Co-Chairman AGE: 60 DIRECTOR SINCE: 2022

BACKGROUND:

Sir Martin Ellis Franklin, KGCN, is a co-founder of Acuren (then known as Admiral Acquisition Limited) and has served as a director since its inception in December 2022 and Co-Chairman since July 2024. Sir Martin is also the founder and CEO of Mariposa Capital, LLC, a Miami-based family office focused on long-term value creation across various industries, and Chairman and controlling shareholder of Sweet Oak, a diversified platform for consumable products, including Royal Oak Enterprises, LLC and Whole Earth Brands, Inc. Sir Martin is also the co-founder and Co-Chairman of Nomad Foods Limited, the Founder and Executive Chairman of Element Solutions Inc and the co-Chairman of APi Group Corporation. Sir Martin was the co-founder and Chairman of Jarden Corporation (“Jarden”) from 2001 until April 2016 when Jarden merged with Newell Brands Inc (“Newell”) serving also as its CEO from 2001 to 2011 and its Executive Chairman from 2011-2016. Prior to founding Jarden in 2001, Sir Martin served as the Chairman and/or Chief Executive Officer of three public companies: Benson Eyecare Corporation, Lumen Technologies, Inc., and Bollé Inc. between 1992 and 2000. Sir Martin is the father of the Executive Chairman of the Board, Robert A.E. Franklin.

Skills & Qualifications:

We believe Sir Martin’s qualifications to serve on the Board include his leadership, extensive experience as a member of other corporate boards and his knowledge of public companies.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Antoinette C. Bush Director AGE: 68 DIRECTOR SINCE: 2024 COMMITTEES: Compensation, Nominating and Corporate Governance

BACKGROUND:

Antoinette C. Bush has served as one of our directors since July 2024. Ms. Bush served as a Senior Advisor to News Corp from 2022 to 2024 and, from 2013 to 2022, Ms. Bush served as the Executive Vice President and Global Head of Government Affairs for News Corp. Prior to joining News Corp, Ms. Bush was a partner at Skadden, Arps, Slate, Meagher, & Flom LLP heading the firm’s Communications Law Practice Group. Ms. Bush’s experience includes serving as Executive Vice President of Northpoint Technology Ltd, where she led legal and regulatory strategy, and as Senior Counsel to the Communications Subcommittee of the U.S. Senate Committee on Commerce, Science, and Transportation. In the non-profit arena, Ms. Bush serves on a number of boards, including as the current chair of the board of directors of The HistoryMakers, a Regent for the Smithsonian Institution and the Board of Children’s National Hospital. Ms. Bush also serves on the board of directors of Ares Management Corporation and Ubicquia, Inc. Previous board service includes Radius Global Infrastructure, Inc. (f/k/a Digital Landscape Group, Inc.) and CNA Financial. Ms. Bush received her B.A. from Wellesley College and her J.D. from Northwestern University Pritzker School of Law.

Skills & Qualifications:

We believe Ms. Bush’s qualifications to serve on the Board include her board experience and her legal experience.

Rory Cullinan Director AGE: 65 DIRECTOR SINCE: 2023 COMMITTEES: Audit (chair)

BACKGROUND:

Rory Cullinan has served as a director of Acuren (then known as Admiral Acquisition Limited) since May 2023 and as Lead Independent Director since July 2024. Mr. Cullinan currently serves on the board of directors of Cervecera CCU Chile Limitada and Embotelladoras Chilenas Unidas S.A. and on the advisory board of Delancey Real Estate Asset Management Limited, to which he was appointed in 2007. From September 2017 to October 2019, Mr. Cullinan also served on the board of J2 Acquisition Limited (the vehicle that became APi Group Corporation). From August 2009 until March 2015, Mr. Cullinan was an executive officer of various companies within the Royal Bank of Scotland Group, during which time he was Chief Executive Officer of both the Non-Core Division and Asset Protection Scheme and the Capital Resolution Group, and subsequently Executive Chairman of the Corporate and Institutional Banking (“CIB”) and Capital Resolution Group. Whilst Executive Chairman of the CIB and Capital Resolution Group, Mr. Cullinan led the $3 billion IPO of Citizens Financial Group, Inc. From August 2007 until 2009, Mr. Cullinan was a board member of the Renaissance Group, during which the Renaissance Group established the then largest private equity fund in Russia for $600 million. Mr. Cullinan has previously served as an executive director of the Royal Bank of Scotland Group plc from 2001 until 2005. He was the Head of Financial Services at Permira Advisors LLC from 2005 until 2006.

Skills & Qualifications:

We believe Mr. Cullinan’s qualifications to serve on the Board include his executive and board experience.

Elizabeth Meloy Hepding Director AGE: 48 DIRECTOR SINCE: 2024 COMMITTEES: Audit, Nominating and Corporate Governance

BACKGROUND:

Elizabeth Meloy Hepding has served as one of our directors since July 2024 and has served as the senior vice president of strategy and corporate development at Ingersoll Rand Inc. (NYSE: IR), a manufacturer of air, fluid, energy, and medical technologies, since July 2021. Prior to that, Ms. Hepding served as vice president, corporate development at PurposeBuilt Brands, Inc. from September 2019 to July 2021. Prior to joining PurposeBuilt Brands, Ms. Hepding was senior vice president, strategy and corporate development at Essendant Inc. from August 2016 until April 2019 and served in various senior roles at Essendant Inc. from April 2013. Ms. Hepding began her career in investment banking, spending more than a decade in the industry, primarily at UBS Investment Bank where she held roles of increasing responsibility. Ms. Hepding received her MBA from the University of Chicago Booth School of Business and her B.A. in economics from Washington & Lee University.

Skills & Qualifications:

We believe Ms. Hepding’s qualifications to serve on the Board include her finance background and experience in corporate strategy.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Benjamin Heraud Director AGE: 43 DIRECTOR SINCE: 2025

BACKGROUND:

Benjamin Heraud was appointed a director and President and Chief Operating Officer of Acuren in August 2025 following the NV5 Acquisition. Mr. Heraud was Chief Executive Officer of NV5 from January 6, 2025 until its acquisition by Acuren on August 4, 2025. From March 1, 2024 until January 5, 2025, Mr. Heraud served as the Co-Chief Executive Officer of NV5, and prior to that he served as Chief Operating Officer for NV5 since May 2017 when he joined NV5 through the acquisition of Energenz. Mr. Heraud co-founded Energenz in Hong Kong in November 2009 and was the Chief Executive Officer from 2013 through to its acquisition by NV5. Mr. Heraud holds a bachelor’s degree in Energy Management from Otago University.

Skills & Qualifications:

We believe Mr. Heraud’s qualifications to serve on the Board include his more than 20 years of technical experience in the field of energy management consulting, building systems commissioning, analytics and design oversight.

Peter A. Hochfelder Director AGE: 63 DIRECTOR SINCE: 2024 COMMITTEES: Audit Compensation (chair)

BACKGROUND:

Peter A. Hochfelder has served as one of our directors since July 2024. Mr. Hochfelder also currently acts as a private investor in various industries. Mr. Hochfelder was a co-founder and Managing Member of Brahman Management, L.L.C., a New York City based private investment partnership, until his retirement in 2016. Previously, Mr. Hochfelder served on the board of Jarden Corporation, a consumer products company, from 2015 to 2016. Mr. Hochfelder is also involved in and committed to many philanthropic organizations, including serving on the board of directors of HELP USA, Brothers for Life and Community-Police Relations Foundation.

Skills & Qualifications:

We believe Mr. Hochfelder’s qualifications to serve on the Board include his investment and board experience.

James E. Lillie Director AGE: 64 DIRECTOR SINCE: 2024 COMMITTEES: Compensation Nominating and Corporate Governance (chair)

BACKGROUND:

James E. Lillie is a co-founder of Acuren (then known as Admiral Acquisition Limited) and has served as one of our directors since July 2024. Mr. Lillie has also served as a director of APi Group Corporation since September 2017 and as Co-Chair since October 2019. Previously, he served as Jarden’s Chief Executive Officer from June 2011 until Jarden’s business combination with Newell in 2016. From 2003 to 2011, Mr. Lillie served as Jarden’s Chief Operating Officer and President (from 2004). From 2000 to 2003, Mr. Lillie served as Executive Vice President of Operations at Moore Corporation, Limited. From 1999 to 2000, Mr. Lillie served as Executive Vice President of Operations at Walter Industries, Inc., a Kohlberg, Kravis, Roberts & Company (“KKR”) portfolio company. From 1990 to 1999, Mr. Lillie held a succession of senior level management positions across a variety of disciplines including human resources, manufacturing, finance and operations at World Color, Inc., another KKR portfolio company. Since June 2015, Mr. Lillie has served on the board of directors of Nomad Foods Limited and served on the board of directors of Tiffany & Co. from February 2017 until January 2021.

Skills & Qualifications:

We believe Mr. Lillie’s qualifications to serve on the Board include his operational experience and board experience.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Talman B. Pizzey Director AGE: 60 DIRECTOR SINCE: 2024

BACKGROUND:

Talman B. Pizzey is President and Chief Executive Officer of Acuren and has served as a director of Acuren since July 2024 following the Acuren Acquisition. Mr. Pizzey has served as the Chief Executive Officer of ASP Acuren and its affiliated companies since December 2019. Prior to his tenure as Chief Executive Officer, Mr. Pizzey was the Chief Operating Officer for ASP Acuren’s Canadian businesses since 2005. Mr. Pizzey holds a bachelor’s degree in metallurgical engineering and an MBA, both from the University of Alberta.

Skills & Qualifications:

We believe Mr. Pizzey’s qualifications to serve on the Board include his leadership skills and his experience in the safety and compliance industry.

Byron Roth Director AGE: 62 DIRECTOR SINCE: 2025

BACKGROUND:

Byron Roth was appointed as a director in August 2025 following the NV5 Acquisition. Byron is the Executive Chairman of Roth Capital Partners, LLC, a full service investment bank, which he has led since 1992. Mr. Roth co-founded three private investment firms: Rx3 Ventures LP, an influencer fund focused on consumer growth investments, RIVI Capital LLC, with investments in the precious metals mining sector, and Aceras Life Sciences LLC, which provides capital to companies for the development of novel medical innovations. He also co-founded two asset management firms: Cortina Asset Management, acquired by Silvercrest Asset Management (NASDAQ: SAMG), and EAM Investors LLC. Byron earned his B.B.A. from the University of San Diego and his M.B.A. from the Cornell SC Johnson College of Business.

Skills & Qualifications:

We believe Mr. Roth’s qualifications to serve on the Board include his broad industry perspective regarding finance, governance and oversight.

Dickerson Wright Director AGE: 78 DIRECTOR SINCE: 2025

BACKGROUND:

Dickerson Wright was appointed a director of Acuren in August 2025 following the NV5 Acquisition. Mr. Wright was previously the Executive Chairman of the board of directors of NV5 Global, Inc. from March 1, 2024 until its acquisition by Acuren on August 4, 2025. From January 1, 2015 until March 1, 2024, Mr. Wright served as the Chief Executive Officer and Chairman of the Board of NV5. From NV5’s inception in September 2011 until January 1, 2015, he served as its President. Mr. Wright earned a Bachelor of Science degree in Engineering from Pacific Western University and is a board-certified engineer in California.

Skills & Qualifications:

We believe Mr. Wright’s qualifications to serve on the Board include his more than 45 years of uninterrupted experience in managing and developing engineering companies.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Executive Officers

Set forth below is certain information relating to our current executive officers. Biographical information with respect to each of Mr. Pizzey and Mr. Heraud is set forth above under “Management – Directors.”

Name	Age	Title
Talman B. Pizzey	60	President and Chief Executive Officer
Benjamin Heraud	43	President and Chief Operating Officer
Kristin B. Schultes	45	Chief Financial Officer
MaryJo O’Brien	62	Chief Human Resources Officer
Richard Tong	57	General Counsel

Kristin B. Schultes has served as our Chief Financial Officer since December 2024. Prior to joining Acuren, Ms. Schultes served as the Vice President of Corporate Development at APi Group Corporation, a business services provider of safety and specialty services since January 2021. Prior to that, Ms. Schultes held several key financial and operational leadership positions at Gardner Builders as well as Metropolitan Mechanical Contractors, Inc., a portfolio company of APi Group Corporation, including as President and Chief Financial Officer. Ms. Schultes began her career in public accounting working with Deloitte and Grant Thornton, where she focused on attestation, M&A and Sarbanes-Oxley compliance. Ms. Schultes holds a bachelor’s degree in accounting from the University of Northern Iowa and is a certified public accountant.

MaryJo O’Brien was appointed as our Chief Human Resources Officer in August 2025 following the NV5 Acquisition. Prior to August 2025, Ms. O’Brien served as a member of the board of directors of NV5 since June 9, 2018 and served as NV5’s Executive Vice President, Chief Administrative Officer and Secretary from September 2011 until our acquisition of NV5 in August 2025. Previously, Ms. O’Brien served as Executive Vice President of Human Resources and Administration of NV5 from January 2010 to September 2011. Ms. O’Brien has more than 35 years of experience in human resources, administration and the engineering and consulting industry. From March 2008 through November 2009, Ms. O’Brien served as the Director of Human Resources for Nova Group Services, Inc. From 2002 to 2008, Ms. O’Brien held various management positions with BV. Further, Ms. O’Brien served in similar human resources and administrative capacities for Testing Engineers - San Diego and U.S. Laboratories from 1987 to 2002. Ms. O’Brien holds a bachelor’s degree in Communications and Business Economics from the University of California at San Diego.

Richard Tong was appointed as our General Counsel in August 2025 following the NV5 Acquisition. Prior to August 2025, Mr. Tong served as a member of the board of directors of NV5 from June 2024 until August 2025. Mr. Tong served with NV5 since its formation in 2010, in several capacities, including as Executive Vice President and General Counsel, and has held various positions including as a director, Executive Vice President, or President for NV5 group companies. Prior to joining NV5, Mr. Tong worked as Executive Vice President and General Counsel for Bureau Veritas, a global testing certification and inspection firm, from 2003 to 2009. Mr. Tong holds a juris doctor degree from the University of Miami School of Law and holds a bachelor’s degree from the University of Miami

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Executive Officer and Director Compensation

In this section, “we,” us,” “our” and “Acuren” refer to ASP Acuren Holdings, Inc. (Predecessor) for the period from January 1, 2024 to July 29, 2024, and Acuren Corporation (Successor) for the period from July 30, 2024 to June 30, 2025. The term “ASP Acuren” refers to ASP Acuren Holdings, Inc.

Executive Compensation

Introduction

As an “emerging growth company,” we are permitted to and rely on exemptions from certain disclosure requirements that are applicable to other companies that are not emerging growth companies. As such, we have not included a compensation discussion and analysis of our executive compensation programs or tabular compensation information other than the Summary Compensation Table and the Outstanding Equity Awards table. For the fiscal year ended December 31, 2024, our named executive officers (each a “NEO” and collectively, the “NEOs”) and their positions were as follows:

●	Talman Pizzey, President and Chief Executive Officer;

●	Fiona Sutherland, Former General Counsel;

●	Lourinda St. John, Former Chief Human Resources Officer; and

●	Michael Grigsby, Former Chief Financial Officer

Effective December 3, 2024, we appointed Ms. Schultes as our Chief Financial Officer. Mr. Grigsby remained employed by us until December 31, 2024, to assist with transition matters. Effective April 7, 2025, we appointed Mr. Gaucher as our Chief Human Resources Officer. Ms. St. John remained employed by us until April 15, 2025, to assist with transition matters. Effective August 12, 2025, in connection with our integration of NV5, we appointed Ms. O’Brien as our Chief Human Resources Officer and Mr. Tong as our General Counsel, replacing Mr. Gaucher and Ms. Sutherland, respectively.

We did not have any executive officers prior to the completion of the Acuren Acquisition.

Summary Compensation Table for Fiscal 2024

The following table summarizes the compensation for our NEOs for the fiscal year ended December 31, 2024:

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)(3)	Total ($)
Talman Pizzey(4)	2024	$599,100	$-	$2,200,000	$369,734	$10,435	$3,179,269
President and Chief Executive Officer	2023	533,611	-	-	647,499	8,890	1,190,000
Fiona Sutherland(4)	2024	243,188	-	600,000	58,896	1,132	903,216
Former General Counsel
Lourinda St. John(5)	2024	274,038	-	600,000	72,246	7,352	953,636
Former Chief Human Resources Officer	2023	211,538	-	937,464	105,821	9,621	1,264,444
Michael Grigsby(6)	2024	430,191	-	1,700,000	-	9,063	2,139,254
Former Chief Financial Officer	2023	382,212	-	-	343,300	8,669	734,181

(1)	The amount reported represents the aggregate grant date fair value of the restricted stock units granted to our NEOs calculated in accordance with Topic 718, Share-based Compensation, as discussed in “Note 17 - Share-Based Compensation” of the notes to our Consolidated Financial Statements included in this joint proxy statement/prospectus. This amount does not reflect the actual value that will be recognized by the recipient upon the vesting of the restricted stock units or the sale of the underlying shares.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(2)	Amounts reported in this column represent amounts paid under the annual incentive plan as described in the “Narrative Disclosure to Summary Compensation Table” section below.

(3)	Amounts reported in this column represent, in each case, the following payments to, or on behalf of, the NEOs: health expenses and, in the case of Mr. Pizzey, a car allowance. None of the items reported in this column individually exceeded $10,000.

(4)	Mr. Pizzey and Ms. Sutherland are paid in CAD. The table has been converted to USD at a 0.69 rate for the year ended December 31, 2024 and a 0.76 rate for the year ended December 31, 2023.

(5)	Ms. St. John resigned from her position as Chief Human Resources Officer as of April 7, 2025 and upon the termination of her employment she forfeited her 60,000 restricted stock units.

(6)	Mr. Grigsby forfeited 170,000 restricted stock units upon the termination of his employment.

Narrative Disclosure to Summary Compensation Table

In 2024, the NEOs’ executive compensation program was comprised of (1) base salary, (2) an annual incentive award and (3) other compensation, each as more fully discussed in the Summary Compensation Table and below. Under the annual incentive program, the NEOs were entitled to receive a cash incentive ranging from 40% to 130% of their base salary, based on Adjusted EBITDA growth in 2024. Amounts earned by the NEOs under the 2024 annual incentive program are set forth above in the “Non-Equity Incentive Plan Compensation” column in the “Summary Compensation Table for Fiscal 2024.”

On July 30, 2024, in connection with the Acuren Acquisition, Mr. Pizzey, Ms. St. John, and Ms. Sutherland were granted (i) 110,000, 30,000, and 30,000 restricted stock units, respectively, which vest in equal installments on the first through third anniversaries of the grant date and (ii) 110,000, 30,000, and 30,000 performance based restricted stock units, respectively. The performance based restricted stock units vest, subject to the volume VWAP of our common stock reaching a specified price over a ten consecutive trading day period at any time during the period commencing on the date on which the common stock is listed on the New York Stock Exchange and ending on July 30, 2029 (the “VWAP Achievement Period”), on the later of (x) July 30, 2025 and (y) the calendar day following the last day of the VWAP Achievement Period.

On July 30, 2024, in connection with the Acuren Acquisition, Mr. Grigsby was granted (i) 85,000 restricted stock units which vest in equal installments on the first through third anniversaries of the grant date and (ii) 85,000 performance based restricted stock units. The foregoing restricted stock units were forfeited upon Mr. Grigsby’s termination of employment in December 2024.

2024 Employment Arrangements

Mr. Pizzey

In connection with the Acuren Acquisition, we entered into an employment agreement with Mr. Pizzey, dated September 19, 2024, pursuant to which he is entitled to (i) an annual base salary of CAD $947,810, (ii) an annual cash incentive with a target opportunity equal to 100% of his annual base salary, (iii) an annual long-term equity incentive award having a grant date value of not less than $2.2 million and (iv) participate in our employee benefits plans.

In addition, if we terminate Mr. Pizzey’s employment without cause or if Mr. Pizzey terminates his employment for good reason, Mr. Pizzey would be entitled to receive (i) an amount equal to two times (x) his base salary and (y) his target annual bonus, payable in equal installments over a 12-month period, (ii) his pro-rata annual bonus for the year in which the termination occurs, (iii) any earned and accrued but unpaid base salary up to the date of termination, (iv) any unpaid annual bonus with respect to any completed fiscal year, (v) accrued but unused PTO, (vi) his vested employee benefits and (vii) continued COBRA benefits for 24 months following the date of termination. Mr. Pizzey would not be entitled to any unearned salary, bonus or other benefits if we were to terminate his employment for cause or if Mr. Pizzey were to terminate his employment voluntarily without good reason. Mr. Pizzey also agreed to non-competition, confidentiality and non-solicitation covenants.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Ms. Schultes

On November 20, 2024, we entered into an employment agreement with Kristin Schultes to serve as Chief Financial Officer, pursuant to which she is entitled to (i) an annual base salary of $450,000, (ii) an annual cash incentive opportunity equal to 100% of her annual base salary, (iii) an annual long-term equity incentive award having a grant date value of not less than $900,000 and (iv) participate in our employee benefits plans. In addition, subject to her continued employment through the payment date, Ms. Schultes is entitled to (i) a relocation allowance equal to $275,000 which is payable in a lump sum, less applicable taxes, on or around January 2, 2025 and (ii) reimbursements or coverage of reasonable temporary housing and air travel expenses through August 1, 2025.

In addition, if we terminate Ms. Schultes’ employment without cause or if Ms. Schultes terminates her employment for good reason, Ms. Schultes would be entitled to receive (i) an amount equal to one times (x) her annual base salary and (y) her target annual bonus, payable in equal installments over a 12-month period, (ii) her pro-rata annual bonus for the year in which the termination occurs, (iii) any earned and accrued but unpaid base salary up to the date of termination, (iv) any unpaid annual bonus with respect to any completed fiscal year, (v) accrued but unused PTO, (vi) her vested employee benefits and (vii) continued COBRA benefits for 12 months following the date of termination. Ms. Schultes would not be entitled to any unearned salary, bonus or other benefits if we were to terminate her employment for cause or if Ms. Schultes were to terminate her employment voluntarily without good reason. Ms. Schultes also agreed to non-competition, confidentiality and non-solicitation covenants.

Ms. St. John

We do not have an employment agreement with Ms. St. John, however, pursuant to the terms of her offer letter, dated February 10, 2023, Ms. St. John was entitled to (i) an annual base salary of $275,000 (which was increased for 2024 based on an annual performance review), (ii) an annual cash incentive with a target opportunity equal to 40% of her annual base salary and (iii) participate in our employee benefits plans. Effective April 7, 2025, Ms. St. John resigned from her role as Chief Human Resources Officer. Ms. St. John remained employed by us until April 15, 2025, to assist with transition matters.

Ms. Sutherland

We do not have an employment agreement with Ms. Sutherland, however, pursuant to the terms of her offer letter, dated January 4, 2018, as amended, Ms. Sutherland was entitled to (i) an annual base salary of US $235,466 (which was increased for 2024 based on an annual performance review), (ii) an annual cash incentive with a target opportunity equal to 40% of her annual base salary and (iii) participate in our employee benefits plans. Effective August 12, 2025, in connection with our integration of NV5, Ms. Sutherland was removed from her role as General Counsel.

Mr. Grigsby Separation Agreement

On November 18, 2024, we entered into a General Release of Claims and Separation Agreement with Mr. Michael Grigsby (the “Grigsby Separation Agreement”). Pursuant to the Grigsby Separation Agreement, if Mr. Grigsby faithfully carried out his duties as CFO through December 31, 2024 (or such earlier date if requested by us in our discretion), including aiding in an orderly transition of his duties to Ms. Schultes, and timely executed and did not revoke a supplemental release, he was entitled to (i) $450,000, payable in a lump sum no later than January 31, 2025 and (ii) $20,000 to offset Mr. Grigsby’s COBRA premiums, payable within fourteen (14) days of Mr. Grigsby’s execution of the supplemental release. In exchange for the consideration provided by the Grigsby Separation Agreement, Mr. Grigsby agreed to non-competition, confidentiality and non-solicitation covenants for a period of twelve (12) months following the separation date.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Outstanding Equity Awards at Fiscal 2024 Year End

The following table provides information concerning unvested restricted stock units and performance stock units held by each of our named executive officers as of December 31, 2024.

		Stock Awards
Name	Grant Date	Number of Shares or Units of Stock That Have Not Vested (#)(1)	Market Value of Shares or Units of Stock That Have Not Vested ($)(2)	Equity Incentive Plan Awards: # of Unearned Shares Not Vested (#)(3)	Equity Incentive Plan Awards: Value Unearned Shares Not Vested ($)(2)
Talman Pizzey	07/30/2024
	07/30/2024	110,000	1,402,500	110,000	1,402,500
Lourinda St. John	07/30/2024
	07/30/2024	30,000	382,500	30,000	382,500
Fiona Sutherland	07/30/2024
	07/30/2024	30,000	382,500	30,000	382,500
Michael Grigsby	07/30/2024
	07/30/2024	-	-	-	-

(1)	The restricted stock units vest in equal installments on the first, second and third anniversaries of the grant date.

(2)	These amounts are calculated by multiplying the closing price of the underlying shares of common stock on December 31, 2024, or $12.75 per share, by the number of units. The actual value realized could be different based upon the stock price at the time of settlement.

(3)	Subject to the VWAP of our common stock reaching a specified price over a ten consecutive trading day period at any time during the VWAP Achievement Period, these performance based restricted stock units shall vest on the later of (x) July 30, 2025 and (y) the calendar day following the last day of the VWAP Achievement Period.

Director Compensation

From January 2024 until July 2024, we paid our non-founder directors (the pro rata portion of) an annual fee of $75,000 and our then-chairman, Rory Cullinan, (the pro rata portion of) an annual fee of $100,000.

In connection with (and effective upon) the closing of the Acuren Acquisition, we adopted the following non-employee director compensation policy:

●	Annual Retainer. Each independent director is entitled to an annual cash fee of $50,000. Our lead independent director is entitled to an additional $20,000 annual cash fee.

●	Committee Fees. Members of any of our committees are entitled to an additional annual cash fee of $2,500. Each of the chairs of our committees is entitled to an additional $7,500 annual cash fee.

●	Annual Equity Award. Each independent director will be granted annually a number of restricted stock units equal to $100,000 at the date of issue. The restricted stock units will vest and settle into shares of common stock on the one-year anniversary of the date of grant.

Independent directors with more than one year of service are expected to directly own at least 1,000 shares of our common stock. In addition, our directors are entitled to be reimbursed by us for reasonable expenses incurred by them in the course of their duties as a director of Acuren.

Messrs. Cullinan, Hochfelder, and Lillie and Ms. Bush and Ms. Hepding were paid compensation for their respective services on our Board of Directors. Sir Martin and Mr. Franklin did not receive any additional compensation for services as a director. In addition, Mr. Pizzey, who serves as our Chief Executive Officer, is not entitled to receive any additional compensation for his services as a director. Mr. Pizzey served on the board of directors of ASP Acuren but did not receive compensation for his service as a director.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

2024 Director Compensation Table

The table below sets forth the non-employee director compensation for the year ended December 31, 2024.

Name	Fees Earned or Paid in Cash ($)(2)	Stock Awards ($)(3)(4)	Total ($)
Sir Martin E. Franklin(1)	-	-	-
Robert A.E. Franklin(1)	-	-	-
Antoinette C. Bush(5)	24,219	100,000	124,219
Rory Cullinan(6)	90,293	100,000	190,293
Elizabeth Meloy Hepding(7)	23,166	100,000	123,166
Peter A. Hochfelder(8)	25,272	100,000	125,272
James E. Lillie(9)	25,272	100,000	125,272

(1)	Sir Martin and Mr. Franklin did not receive a fee in connection with their service as non-executive directors.

(2)	For Messrs. Hochfelder and Lillie and Mses. Bush and Hepding amounts reflect a prorated annual retainer for services as a non-executive director from July 30, 2024, the date of the consummation of the Acuren Acquisition, through December 31, 2024.

(3)	Represents the aggregate grant date fair values of restricted stock units granted during 2024, computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used in calculating the amounts in 2024, see “Note 17. Share-Based Compensation” of the notes to our financial statements, which are included in this joint proxy statement/prospectus.

(4)	The following table sets forth the aggregate number of restricted stock units outstanding, as of December 31, 2024, for each of our independent directors.

Name	Restricted Stock Units	Unexercised Stock Options
Antoinette C. Bush	10,000
Rory Cullinan	10,000	50,000
Elizabeth Meloy Hepding	10,000
Peter A. Hochfelder	10,000
James E. Lillie	10,000

(5)	Includes prorated additional cash fee for service as a member of the Compensation Committee and the Nominating and Corporate Governance Committee.

(6)	Includes prorated additional cash fee for service as chair of the Audit Committee as well as a prorated cash fee for his service from January 2024 until July 2024 as then-chairman.

(7)	Includes prorated additional cash fee for service as a member of the Audit Committee and the Nominating and Corporate Governance Committee.

(8)	Includes prorated additional cash fee for service as chair of the Compensation Committee and as a member of the Audit Committee.

(9)	Includes prorated additional cash fee for service as chair of the Nominating and Corporate Governance Committee and as a member of the Compensation Committee.

Compensation Committee Interlocks and Insider Participation

None of our Compensation Committee members is or has been an officer or employee of Acuren. During 2024, none of our executive officers served as a director of another entity, one of whose executive officers served on our Compensation Committee, and none of our executive officers served as a member of the compensation committee of another entity, whose executive officers served as a member of our Board.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Principal Stockholders

Based solely upon information made available to us, the following table sets forth certain information regarding the beneficial ownership of our common stock as of the close of business on                   , 2025 (except as noted in the footnotes below) and with respect to: (i) each person known by us to beneficially own 5% or more of our outstanding common stock; (ii) each member of the Board; (iii) each named executive officer; and (iv) the members of the Board and our current executive officers as a group.

The percentage ownership information shown in the table is based upon 200,589,758 shares of common stock outstanding as of August 12, 2025. In addition, the number of shares and percentage of shares beneficially owned after the offering gives effect to the issuance by us of                   shares of common stock in this offering, assuming a public offering price of $                   per share (the last reported sale price of our common stock on the NYSE on                  , 2025).

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Except as otherwise indicated, each person or entity named in the table has sole voting and investment power with respect to all shares of our capital shown as beneficially owned, subject to applicable community property laws. In computing the number and percentage of shares beneficially owned by a person, shares that may be acquired by such person (for example, upon the exercise of options or warrants) within 60 days of the date of this prospectus are counted as outstanding, while these shares are not counted as outstanding for computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each person named in the table below is c/o Acuren Corporation, 14434 Medical Complex Drive, Suite 100, Tomball, TX 77377.

	Beneficial ownership before the offering hereby			Beneficial ownership after the offering hereby
				Assuming no exercise of the underwriters’ option			Assuming the underwriters’ option is exercised in full
5% shareholders	Number of shares		Percentage of class	Number of shares		Percentage of class	Number of shares		Percentage of class
Mariposa Acquisition IX, LLC(1)	19,877,500	(2)	9.9%	19,877,500	(2)		19,877,500	(2)
Entities managed by Viking Global Investors LP	34,360,000	(3)(4)	17.1%	34,360,000	(3)(4)		34,360,000	(3)(4)
P3-EQ, LLC	15,000,000	(5)	7.5%	15,000,000	(5)		15,000,000	(5)
Directors and named executive officers:
Sir Martin E. Franklin	19,877,500	(2)	9.9%	19,877,500	(2)		19,877,500	(2)
Robert A.E. Franklin	-	(6)	-	-	(6)		-	(6)
Antoinette C. Bush	10,000		*	10,000			10,000
Rory Cullinan	72,500	(7)	*	72,500	(7)		72,500	(7)
Elizabeth Meloy Hepding	10,000		*	10,000			10,000
Benjamin Heraud	115,465		*	115,465			115,465
Peter A. Hochfelder	10,000		*	10,000			10,000
James E. Lillie	10,000	(8)	*	10,000	(8)		10,000	(8)
Byron Roth	-		-	-			-
Dickerson Wright	8,001,396	(9)	3.9%	8,001,396	(9)		8,001,396	(9)
Talman Pizzey	436,667		*	436,667			436,667
Michael Grigsby	-		-	-			-
Lourinda St. John	-		-	-			-
Fiona Sutherland	5,200		*	5,200			5,200
All directors and executive officers as a group (14 persons)	28,543,528	(10)	14.2%	28,543,528	(10)		28,543,528	(10)

*	Represents beneficial ownership of less than one percent (1%) of our outstanding common stock.

(1)	The address for Mariposa Acquisition IX, LLC is c/o Mariposa Capital LLC, 500 South Pointe Drive, Suite 240, Miami Beach, FL 33139. Sir Martin is the manager of Mariposa Acquisition IX, LLC.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

(2)	This amount consists of (i) 18,877,500 shares of common stock and (ii) 1,000,000 shares of common stock issuable upon conversion of Series A Preferred Stock, which are convertible at any time at the option of the holder into common stock on a one-for-one basis. The Series A Preferred Stock are entitled to one vote per share on all matters submitted to a vote of holders of common stock, voting together as a single class. The reported securities are held by Mariposa Acquisition IX, LLC. Sir Martin is the managing member of Mariposa Acquisition IX, LLC and as such controls 100% of the voting and dispositive power of such entity.

(3)	Based on a Schedule 13G filed by Viking Global Investors LP on May 15, 2025. This amount consists of (i) 11,338,800 shares of common stock held directly by Viking Global Opportunities Drawdown (Aggregator) LP (“VGODA”), which has the authority to dispose of and vote such shares, which power may be exercised by its general partner, Viking Global Opportunities Drawdown Portfolio GP LLC (“VGODP GP”), and by Viking Global Investors LP (“VGI”) which provides managerial services to VGODA, and (ii) 23,021,200 shares of common stock held directly by Viking Global Opportunities Illiquid Investments Sub-Master LP (“VGOP”), which has the authority to dispose of and vote such shares, which power may be exercised by its general partner, Viking Global Opportunities Portfolio GP LLC (“VGOP GP”), and VGI, which provides managerial services to VGOP. O. Andreas Halvorsen, David C. Ott and Rose Shabet, as Executive Committee members of (i) Viking Global Partners LLC (the general partner of VGI) and (ii) Viking Global Opportunities Parent GP LLC, the sole member of (a) Viking Global Opportunities Drawdown GP LLC (which is the sole member of VGODP GP) and (b) Viking Global Opportunities GP LLC (which is the sole member of VGOP GP), have shared authority to direct the voting and disposition of investments beneficially owned by VGI, VGODP GP and VGOP GP. The mailing address for each of the above entities is c/o Viking Global Investors LP, 600 Washington Boulevard, 11th floor, Stamford, CT 06901.

(4)	Each of VGODA and VGOP holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, collectively may be deemed to have a pecuniary interest in approximately 1,490,813 shares of common stock (including approximately 75,000 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Mariposa Acquisition IX, LLC).

(5)

Based on a Schedule 13G filed on May 9, 2025, and a Form 3 filed on February 14, 2025 by Progeny 3, Inc. (“Progeny”) P3-EQ, LLC is the beneficial owner of all 15,000,000 shares of common stock. Progeny is the managing member of P3-EQ, LLC and has sole voting and dispositive power over all 15,000,000 shares of common stock. Jon Hemingway is the sole shareholder of Progeny and may be deemed to have beneficial ownership of the common stock held by P3-EQ, LLC. The mailing address for P3-EQ, LLC is c/o Progeny 5209 Lake Washington Blvd NE, Suite 200, Kirkland, Washington 98033.

(6)	RAEF Family Trust, of which Mr. Franklin is the trustee and a beneficiary, holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 997,150 shares of common stock and approximately 185,000 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Mariposa Acquisition IX, LLC.

(7)

This amount consists of (i) 22,500 shares of common stock held directly by Mr. Cullinan and (ii) 50,000 shares of common stock underlying options to purchase shares of common stock, pursuant to an option deed, which are exercisable at any time until July 31, 2029.

(8)	Mr. Lillie holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 1,746,169 shares of common stock and approximately 92,500 shares of common stock issuable upon conversion of the Series A Preferred Stock held by Mariposa Acquisition IX, LLC.

(9)	This amount consists of: (i) 2,301,994 shares of common stock held directly by the Wright Family Trust; (ii) 683,701 shares of common stock held directly by The Lauren Wright GST Exempt Trust C/U Dickerson Wright 2010 GRAT; (iii) 944,148 shares of common stock held directly by The Lauren Wright GST Exempt Trust C/U Katherine Wright 2010 GRAT; (iv) 480,702 shares of common stock held directly by The Lauren Wright GST Non-Exempt Trust C/U Katherine Wright 2010 GRAT; (v) 683,701 shares of common stock held directly by The Stephanie Wright GST Exempt Trust C/U Dickerson Wright 2010 GRAT; (vi) 741,150 shares of common stock held directly by The Stephanie Wright GST Non-Exempt Trust C/U Dickerson Wright 2010 GRAT; (vii) 944,148 shares of common stock held directly by The Stephanie Wright GST Exempt Trust C/U Katherine Wright 2010 GRAT; (viii) 480,702 shares of common stock held directly by The Stephanie Wright GST Non-Exempt Trust C/U Katherine Wright 2010 GRAT; and (ix) 741,150 shares of common stock held directly by The Lauren Wright GST Non-Exempt Trust C/U Dickerson Wright 2010 GRAT. Mr. Wright and his wife, Katherine Wright, are trustees of the foregoing nine trusts. As a trustee, Mr. Wright may be deemed to exercise voting and investment power over the shares held by each trust. Mr. Wright disclaims beneficial ownership of these securities except to the extent of this pecuniary interest therein.

(10)

This amount includes an aggregate of 1,000,000 shares of common stock issuable upon conversion of the Series A Preferred Stock and 146,667 shares of common stock issuable upon exercise of options to purchase shares of common stock, in each case that are convertible or exercisable within 60 days after August 12, 2025.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Certain relationships and related party transactions

Placing Agreement

On May 17, 2023, we entered into a Placing Agreement (the “Placing Agreement”) with each of Sir Martin E. Franklin, Mr. Robert Franklin, James E. Lillie and certain other individuals affiliated with Mariposa Acquisition IX, LLC (the “Founder Entity”, and such individuals, the “Founders”), Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (together, the “Placing Agents”), in connection with our May 2023 initial public offering, pursuant to which the Placing Agents procured subscribers for ordinary shares (with matching warrants), other than ordinary shares that were subscribed for by the Founder Entity. Under the Placing Agreement, each of our then directors and the Founder Entity agreed that they would not, without the prior written consent of the Placing Agents, offer, sell, contract to sell, pledge or otherwise dispose of any of our ordinary shares or warrants (or any Series A Preferred Stock) which they held directly or indirectly in Acuren (then known as Admiral Acquisition Limited), for a period commencing on the date of the Placing Agreement and ending one year after the closing of the Acuren Acquisition (subject to certain customary exceptions).

Insider Letter Agreement

In connection with our initial public offering, we entered into a letter agreement (the “Insider Letter”) with our Founders and the Founder Entity who hold the Series A Preferred Stock, pursuant to which they agreed, among other things that they would not, without our prior written consent, offer, sell, contract to sell, pledge or otherwise dispose of any Series A Preferred Stock (excluding any ordinary shares received in respect of their Annual Dividend Amount received thereon from time to time), for a period of five years commencing on the date of the Placing Agreement and ending five years after the closing of the Acuren Acquisition (subject to certain customary exceptions).

Registration Rights

Pursuant to the Insider Letter, we have also agreed to provide the Founders and Founder Entity with certain registration rights that require us to provide them with such information and assistance following the Acuren Acquisition, subject to the restrictions described in the paragraph above and customary exceptions, as they may reasonably request to enable it to effect a disposition of all or part of their ordinary shares or warrants, including, without limitation, the preparation, qualification and approval of a prospectus in respect of such ordinary shares or warrants.

Concurrently with the close of the Acuren Acquisition on July 30, 2024, we raised cash proceeds of $666.6 million (net of issuance costs) from the issuance of 58,259,984 ordinary shares at $10.00 per share (the “PIPE Financing”) and early exercise of 36,710,124 warrants at $10.00 per ordinary share. In connection with the Acuren Acquisition, Viking, certain entities affiliated with Permian Investment Partners LP (“Permian”) and an entity managed by Progeny, each of which beneficially own more than 5% of our issued and outstanding shares, irrevocably committed to purchase ordinary shares in the PIPE Financing. In addition, in connection with the Warrant Financing, each of the Founder Entity, Viking, Permian and Progeny irrevocably committed to exercise their respective warrants.

In exchange for such commitments, we agreed, among other things, that when requested by written notice (delivered not earlier than three months following the Acuren Acquisition), we would use commercially reasonable efforts to promptly enter into a customary registration rights agreement with such entity, which agreement would provide for customary registration rights (subject to customary exceptions) with respect to the ordinary shares, or any other equity interests later acquired by such entity in exchange for the ordinary shares in connection with a recapitalization, redomiciliation or similar transaction.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Additional Stock Issuances to Our Founder Entity, Certain 5% Holders, Certain Directors and Executive Officers

On July 30, 2024, in connection with the closing of the Warrant Financing we issued and sold at $10.00 per share (1) 2,487,500 ordinary shares to the Founder Entity, (2) 2,500,000 ordinary shares to Viking, (3) 2,500,000 ordinary shares to Progeny, (4) 250,000 ordinary shares to Permian and (5) 2,500 ordinary shares to Mr. Cullinan, one of our directors.

On July 30, 2024, in connection with the closing of the PIPE Financing, we issued and sold at $10.00 per share (1) 21,860,000 ordinary shares to Viking, (2) 2,500,000 ordinary shares to Progeny, (3) 7,440,000 ordinary shares to the Founder Entity, (4) 6,700,000 ordinary shares to Permian and (5) 400,000 ordinary shares to Mr. Pizzey, a director and our Chief Executive Officer.

Consulting Services Agreement

On July 30, 2024, we entered into a Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin. Under this agreement, Mariposa Capital, LLC agreed to provide certain services, including corporate development and consulting services, consulting services with respect to mergers and acquisitions, investor relations services, strategic planning consulting services, capital expenditure allocation consulting services, strategic treasury consulting services and such other services relating to us as may from time to time be mutually agreed. In connection with these services, Mariposa Capital, LLC is entitled to receive an annual fee equal to $2.0 million, payable in quarterly installments. The initial term of this agreement will terminate on July 30, 2025 and will be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This agreement may only be terminated by us upon a vote of a majority of our directors. In the event that this agreement is terminated by us, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

ASP Acuren

In 2023, ASP Acuren was a party to an agreement with American Securities, LLC, a former related party, for management consulting services, acquisition planning services, strategic planning and project management. ASP Acuren began paying management fees pursuant to this agreement in 2020, but such payments were suspended in 2024.

Policy Concerning Related Party Transactions

Our Board of Directors has determined that the Audit Committee is best suited to review and approve or ratify transactions with related persons, in accordance with the policy set forth in the Audit Committee Charter. Such review will apply to any transaction or series of related transactions or any material amendment to any such transaction involving a related person and us or any subsidiary of us. For purposes of the policy, “related persons” will consist of executive officers, directors, director nominees, any stockholder beneficially owning more than 5% of the issued and outstanding common stock, and immediate family members of any such persons. In reviewing related person transactions, the Audit Committee will take into account all factors that it deems appropriate, including whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances and the extent of the related person’s interest in the transaction. No member of the Audit Committee will be permitted to participate in any review, consideration or approval of any related person transaction in which the director or any of his immediate family member is the related person.

ASP Acuren did not have any policy with respect to related party transactions.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Shares eligible for future sale

We cannot predict the effect, if any, that market sales of shares of our common stock or the availability of shares of our common stock for sale will have on the market price of our common stock prevailing from time to time. Future sales of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could adversely affect market prices prevailing from time to time, may make it more difficult for you to sell your common stock at a time and price that you deem appropriate and could impair our ability to raise capital through the sale of our equity securities. See “Risk Factors—Risks Related to this Offering— Future sales or other issuances of our common stock could depress the market for our common stock” for additional information.

As of August 12, 2025, we had 200,589,758 shares of our common stock outstanding. The shares of common stock sold in this offering (or shares if the underwriters exercise their option to purchase additional shares in full) will be freely tradable without restriction or further registration under the Securities Act, except that any shares held by our affiliates, as that term is defined under Rule 144, including our directors, executive officers, and other affiliates, may be sold only in compliance with the limitations described below.

Lock-Up Restrictions

We and our directors, executive officers and the holders of our common stock that are “affiliates,” as such term is defined in Rule 144, have entered into lock-up agreements with respect to the disposition of their shares. See “Underwriting—Lock-Up Agreements” for additional information.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Description of Capital Stock

The following summarizes the material terms of our common stock, preferred stock and warrants as set forth in our certificate of incorporation and bylaws. While we believe that the following description covers the material terms of our capital stock, the description may not contain all of the information that is important to you and is subject to and qualified in its entirety by reference to applicable Delaware law and to our certificate of incorporation and bylaws, which are each filed as an exhibit to the registration statement of which this prospectus forms a part.

Authorized Share Capital

Our authorized capital stock consists of 500,000,000 shares of common stock, par value $0.0001 per share, and 5,000,000 shares of preferred stock, par value $0.0001 per share, of which 1,000,000 is designated Series A Preferred Stock (the “Series A Preferred Stock”).

As of August 12, 2025, we had 200,589,758 shares of common stock issued and outstanding, and 1,000,000 shares of Series A Preferred Stock issued and outstanding.

As of                 , 2025, we had reserved                      restricted share units of its authorized shares of common stock for issuance under its existing share-based compensation and other benefit plans, subject to increase in accordance with the terms of such plans.

Common Stock

Voting. Except as otherwise required by applicable law or as provided by our certificate of incorporation, including matters required to be submitted solely to a vote of the holders of Series A Preferred Stock (or any other series of our preferred stock then outstanding), each holder of common stock is entitled to one vote for each share of common stock owned of record on all matters submitted to a vote of our stockholders. Except as otherwise required by applicable law or as provided by the certificate of incorporation, including matters required to be submitted solely to a vote of the holders of Series A Preferred Stock (or any other series of our preferred stock then outstanding), holders of common stock (as well as holders of any series preferred stock then outstanding and entitled to vote together with the holders of common stock, including the Series A Preferred Stock) vote together as a single class on all matters presented to our stockholders for their vote or approval, including the election of directors. There is no cumulative voting rights with respect to the election of directors or any other matters submitted to a vote of our stockholders.

Dividends and distributions. Subject to applicable law and the rights of the holders of Series A Preferred Stock and the rights, if any, of the holders of any other series of our preferred stock then outstanding, the holders of common stock have the right to receive dividends and distributions, whether payable in cash or otherwise, as may be declared from time to time by our Board of Directors from amounts legally available therefor.

Liquidation, dissolution or winding up. Subject to applicable law and the rights, if any, of the holders of any series of our preferred stock then outstanding, including the Series A Preferred Stock, in the event of our liquidation, dissolution or winding-up, holders of our common stock will be entitled to share ratably in proportion to the number of shares of common stock held by them in our assets available for distribution after payment or reasonable provision for the payment of all our creditors.

Redemption, conversion or preemptive rights. Holders of our common stock have no redemption rights, conversion rights or preemptive rights to subscribe to any or all additional issues of our shares or securities convertible into our capital stock.

Other provisions. There are no redemption provisions or sinking fund provisions applicable to common stock.

The powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of common stock may be subject to the powers, preferences and rights, if any, and the qualifications, limitations and restrictions, if any, of any series of our preferred stock, including the Series A Preferred Stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Shares Reserved for Future Issuances

Outstanding Warrants

As of                  , 2025, there were 18,264,876 warrants outstanding. The warrants trade over the counter on the OTCQB under the ticker symbol “TICAW.” The warrants were issued pursuant to the Warrant Instrument. Each warrant entitles the registered holder (a “Warrantholder”) to subscribe for one-fourth of a share of common stock upon exercise at a price of $11.50 per whole share of common stock (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant Instrument and discussed below) at any time during the Subscription Period (defined below).

Outstanding warrants are exercisable until 5:00 p.m. London time on July 30, 2027 (provided that if such day is not a trading day, the trading day immediately following such day), unless earlier redeemed in accordance with the Warrant Instrument and as described below (the “Subscription Period”). Subject to any such prior adjustment, each Warrantholder will be required to hold and validly exercise four warrants in order to receive one share of common stock.

The warrants are subject to mandatory redemption. We may call the warrants for redemption:

●	in whole but not in part,

●	at a price of $0.01 per warrant,

●	upon not less than 20 days’ prior written notice of redemption to each Warrantholder,

if, and only if, the “Average Price” (as defined in the Warrant Instrument) of the shares of our common stock equals or exceeds $18.00 per share (subject to any prior adjustment in accordance with the terms and conditions set out in the Warrant Instrument) for any 10 consecutive trading days.

The right to exercise the warrants will be forfeited unless the warrants are exercised prior to the date specified in the notice of redemption. On and after the redemption date, a record holder of one or more warrants will have no further rights except to receive the redemption price for such holder’s warrants upon surrender of such warrants.

The exercise price and number of shares issuable on exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend or distribution, recapitalization, consolidation, combination or stock split. However, the warrants will not be adjusted for issuances of shares at a price below the exercise price of the warrants.

Subject to the terms and conditions of the Warrant Instrument, each of the warrants are transferable by an instrument of transfer in any usual or common form, or in any other form which may be approved by or on behalf of us.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration of the Subscription Period at the address of the Receiving Agent (as defined in the Warrant Instrument) designated for such purposes, with the subscription notice form on the reverse side of the warrant certificate properly completed and executed as indicated, accompanied by full payment of the exercise price in cleared funds for the number of whole shares being acquired with respect to the warrants being exercised. The Warrantholders do not have the rights or privileges of holders of shares until they exercise their warrants and receive shares. After the issuance of shares of common stock upon exercise of the warrants, each holder will be entitled to one vote for each whole share of common stock held of record on all matters to be voted on by the holders of common stock.

No fractional shares will be issued upon exercise of the warrants. Accordingly, no warrants are exercisable unless a sufficient number of warrants are exercised to equal a whole number of shares upon such exercise. In addition, no fraction of a warrant will be issued or returned to the Warrantholder following exercise and any such fraction, determined after aggregation of all warrants being exercised by such holder, will lapse and be cancelled.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Preferred Stock

Blank Check Preferred. Under our certificate of incorporation, without stockholder approval, our board of directors is authorized by resolution to create and issue one or more series of preferred stock (in addition to the Series A Preferred Stock), and, with respect to each such series, to determine the number of shares constituting the series and the designations and the powers (including voting powers), preferences and rights, if any, which may include dividend rights, conversion or exchange rights, redemption rights and terms and liquidation preferences, and the qualifications, limitations and restrictions, if any, of the series. Our board of directors may therefore create and issue one or more new series of preferred stock with voting power and preferences and rights that could be senior to and dilutive of rights, powers and preferences, if any, of common stock and which could have certain anti-takeover effects. Before we may issue any new series of preferred stock, our board of directors will be required to adopt resolutions creating and designating such series of preferred stock and certificate of designations setting forth a copy of such resolutions will be required to be executed, acknowledged and filed with the Secretary of State of the State of Delaware.

Series A Preferred Stock. We have 1,000,000 shares of Series A Preferred Stock issued and outstanding. The designations and the powers, preferences and rights, and the qualifications, limitations and restrictions of the Series A Preferred Stock are set forth in the certificate of incorporation.

Dividends. Subject to applicable law and the rights, if any, of any series of our preferred stock then outstanding ranking senior to the Series A Preferred Stock as to dividends and on parity with the rights, if any, of any series of our preferred stock then outstanding ranking on parity with the Series A Preferred Stock and, if the Average Price (as defined in the certificate of incorporation) per share of common stock (subject to adjustment in accordance with the certificate of incorporation) is $11.50 or more for any ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive, in respect of each Dividend Period (as defined below), in the aggregate, the “Annual Dividend Amount,” which is calculated as follows (the “Annual Dividend Amount”):

●	A X B, where:

●	A = an amount equal to 20% of the increase (if any) in the value of a share of common stock, such increase calculated as being the difference between (i) the Dividend Price and (ii) (x) if no Annual Dividend Amount has previously been paid, a price of $10.00 per share of common stock, or (y) if an Annual Dividend Amount has previously been paid, the highest Dividend Price for any prior Dividend Period (subject to adjustment in accordance with the certificate of incorporation); and

●	B = 121,476,215, being such number of shares of common stock equal to the number of the ordinary shares outstanding immediately following the Acuren Acquisition, which includes any ordinary shares issued pursuant to the exercise of warrants, but excluding any ordinary shares issued to stockholders or other beneficial owners of ASP Acuren in connection with the Acuren Acquisition, which such number of shares is subject to adjustment as provided in the certificate of incorporation (the “Series A Preferred Dividend Equivalent”).

●	“Dividend Period” means our financial year (which may be twelve months or any longer or shorter period) as determined by our board of directors, except that (i) in the event of our dissolution, the relevant Dividend Period will end on the trading day immediately prior to the date of dissolution and (ii) in the event of the automatic conversion of shares of Series A Preferred Stock into shares of common stock, the relevant Dividend Period will end on the trading day immediately prior to the date of such automatic conversion.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Annual Dividend Amount is payable in shares of common stock. Each Annual Dividend Amount will be divided between the holders of Series A Preferred Stock pro rata to the number of Series A Preferred Stock held by them on the last day of the relevant Dividend Period. Each holder of a share of our Series A Preferred Stock will be entitled to receive such number of whole shares of common stock as is determined by dividing the pro rata amount of the Annual Dividend Amount to which such holder is entitled, by the relevant Dividend Price.

In the event of a Change of Control, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend, equal to the Change of Control Dividend Amount, payable in common stock, the Change of Control Dividend Amount being divided between the holders of the Series A Preferred Stock pro rata to the number of Series A Preferred Stock held by such holders immediately prior to the consummation of the Change of Control (the “Change of Control Dividend Date”). The Change of Control Dividend Amount shall be paid on the Change of Control Dividend Date by issuing to each holder of Series A Preferred Stock such number of shares of common stock as is equal to (i) the pro rata amount of the Change of Control Dividend Amount to which they are entitled, divided by the Change of Control Price (as defined below). For purposes of this calculation, (i) the “Change of Control Dividend Amount” means the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period (or part thereof) occurring during the Change of Control Dividend Period assuming that (w) we do not enter into liquidation during such Change of Control Dividend Period, (x) the Series A Preferred Stock is not automatically converted into common stock during the Change of Control Dividend Period, (y) no Change of Control occurs during the Change of Control Dividend Period and (z) the Dividend Price means, for each Dividend Period (or part thereof) in the Change of Control Dividend Period, the amount equal to the Change of Control Price increasing by eight percent (8%) per annum (compounded annually) for each such Dividend Period (or part thereof), (ii) “Change of Control Dividend Period” means the period beginning on the date of the consummation of the Change of Control and ending on the last day of the tenth full financial year following the completion of the Acuren Acquisition, and (iii) “Change of Control Price” means either (x) the cash amount per share to be received by holders of common stock in connection with a Change of Control or (y) where the amount per share to be received by holders of common stock in connection with a Change of Control is in a form other than cash, the Average Price for the last ten consecutive trading days prior to the consummation of the Change of Control event.

The precise number of shares of common stock that may be required to be issued pursuant to the terms of the Series A Preferred Stock cannot be ascertained at this time.

The issue of common stock in connection with the payment of the Annual Dividend Amount or Change of Control Dividend Amount will reduce (by the applicable proportion) the percentage stockholdings of those stockholders holding common stock prior to such issuance not entitled to such dividends. This does not take into account any dilution which may occur as a result of any other issuance of common stock pursuant to the other terms of the Series A Preferred Stock or otherwise and assumes that there is no adjustment (pursuant to the constitute documents) to the rate at which the Series A Preferred Stock convert into common stock.

Subject to applicable law and the rights, if any, of any series of our preferred stock then outstanding ranking senior to the Series A Preferred Stock as to dividends and on parity with the common stock and any series of our preferred stock ranking on parity with such common stock, the holders of the Series A Preferred Stock shall be entitled to receive when, as and if a dividend (other than a dividend paid in our shares) is declared on common stock by the board of directors (i) a dividend per share of Series A Preferred Stock equal to the product obtained by multiplying the number of shares of common stock into which such shares of Series A Preferred Stock could then be converted, by the dividend payable on each such share of common stock, and (ii) a dividend per share of Series A Preferred Stock equal to the amount determined by dividing an amount equal to 20% of the dividend which would be distributable on such number of shares of common stock equal to the Series A Preferred Dividend Equivalent, by the number of shares of Series A Preferred Stock outstanding.

Automatic Conversion. The Series A Preferred Stock will be automatically converted into shares of common stock on a one-for-one basis (subject to certain adjustments in accordance with the terms of the Series A Preferred Stock) upon the earlier of (i) immediately following the Change of Control Dividend Date and (ii) the last day of the tenth full financial year following the consummation of the Acuren Acquisition, being December 31, 2034 (the “Automatic Conversion”).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Optional Conversion. By notice in writing and surrender of the relevant certificate or certificates to us, a holder of Series A Preferred Stock will be able to convert some or all of such holder’s Series A Preferred Stock into an equal number of shares of common stock (subject to adjustment in accordance with the certificate of incorporation) and, in such circumstances, the shares of Series A Preferred Stock that were subject to such notice will be converted into shares of common stock on the fifth trading day after receipt by us of such written notice (the “Optional Conversion”). In the event of an Optional Conversion, no relevant portion of the Annual Dividend Amount will be payable in respect of those shares of Series A Preferred Stock that are converted into shares of common stock for the Dividend Period in which the date of the Optional Conversion occurs.

Liquidation. Upon our voluntary or involuntary liquidation, dissolution, or winding up (a “Liquidation”), each share of Series A Preferred Stock will be entitled to receive the amount that would have been received in respect of such share had it been converted into common stock.

Voting Rights. Each holder of Series A Preferred Stock is entitled to one vote per share of Series A Preferred Stock on all matters submitted to a vote of our stockholders generally, voting together with holders of common stock as a single class. The holders of Series A Preferred Stock will also have the right to vote separately as a single class on any amendment to the certificate of incorporation, whether by merger, consolidation, statutory conversion, domestication, continuance, statutory transfer or otherwise, that would adversely alter or change the powers, preferences or rights or the qualifications, limitations or restrictions of the Series A Preferred Stock and as provided by applicable Delaware law.

Exclusive Forum

Our certificate of incorporation and bylaws provide that unless we consent in writing to the selection of an alternative forum, the Delaware Court of Chancery will be the sole and exclusive forum for: (1) derivative actions or proceedings brought on behalf of us; (2) actions asserting a claim of fiduciary duty owed by any of our directors, officers, stockholders or employees to us or our stockholders; (3) civil actions to apply, enforce any provision of the Delaware general corporation law; (4) actions asserting a claim subject to the jurisdiction of the Delaware Court of Chancery; or (5) actions asserting a claim governed by the internal affairs doctrine; provided, however, that the foregoing would not apply to any causes of action arising under the Securities Act or the Exchange Act. If the Delaware Court of Chancery lacks jurisdiction over any of the foregoing actions or proceedings, the certificate of incorporation and bylaws provide that the sole and exclusive forum for such actions or proceedings will be another state or federal court located in the State of Delaware, as long as such court has personal jurisdiction over the parties. In addition, the certificate of incorporation and bylaws provide that, unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States will, to the fullest extent permitted by applicable law, be the sole and exclusive forum for any action asserting a claim arising under the Securities Act; provided, however, that the foregoing will not apply to any action asserting a claim under the Exchange Act.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. As noted above, our certificate of incorporation and bylaws provide that the federal district courts of the United States will have exclusive jurisdiction over any action asserting a cause of action arising under the Securities Act. Accordingly, there is uncertainty as to whether a court would enforce such a forum selection provision as written in connection with claims arising under the Securities Act.

Section 27 of the Exchange Act creates exclusive United States federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As noted above, our certificate of incorporation and bylaws provide that the choice of forum provision does not apply to any action asserting claims arising under the Exchange Act. Accordingly, actions by our stockholders asserting claims arising under the Exchange Act or the rules and regulations thereunder must be brought in United States federal court.

Notwithstanding the forum provisions contained in our certificate of incorporation and bylaws, stockholders will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock will be deemed to have notice of and consented to the forum selection provisions in our certificate of incorporation and bylaws.

The choice of forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, stockholders, or other employees, which may discourage such lawsuits against us and our directors, officers, stockholders, and other employees. Alternatively, if a court were to find the choice of forum provisions contained in our certificate of incorporation or bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could harm its business, results of operations, and financial condition.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Material U.S. federal income tax considerations for non-U.S. holders

The following is a summary of the material U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock as of the date hereof. This summary deals only with common stock that is held as a capital asset by a non-U.S. holder (as defined below).

A “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

●	an individual who is a citizen or resident of the United States;

●	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

●	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

●	a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

This summary is based upon provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and U.S. Treasury regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those summarized below. This summary does not address all of the United States federal income tax consequences that may be relevant to you in light of your particular circumstances, nor does it address the Medicare tax on net investment income, United States federal estate and gift taxes or the effects of any state, local or non-United States tax laws. In addition, this discussion does not address all aspects of U.S. federal income taxation that may be important to particular investors in light of their individual circumstances (including, for example, U.S. expatriates, persons subject to the alternative minimum tax, persons who hold our common stock as part of a hedge, straddle, conversion or other integrated financial transaction, financial institutions, brokers, dealers or traders in securities, tax-exempt organizations, tax-qualified retirement plans, persons subject to special tax accounting rules as a result of any item of gross income with respect to our common stock being taken into account in an applicable financial statement, foreign pension funds, “controlled foreign corporations,” “passive foreign investment companies” or partnerships or other pass-through entities for U.S. federal income tax purposes). We cannot assure you that a change in law will not alter significantly the tax considerations that we describe in this summary.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. An investor that is a partnership and the partners in such partnership should consult their own tax advisors concerning the U.S. federal income tax consequences of the purchase, ownership and disposition of our common stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of our common stock, as well as the consequences to you arising under other U.S. federal tax laws and the laws of any other taxing jurisdiction.

Dividends

In the event that we make a distribution of cash or other property (other than certain pro rata distributions of our stock) in respect of our common stock, the distribution generally will be treated as a dividend for U.S. federal income tax purposes to the extent it is paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Any portion of a distribution that exceeds our current and accumulated earnings and profits generally will be treated first as a tax-free return of capital, causing a reduction in the adjusted tax basis of a non-U.S. holder’s common stock, and to the extent the amount of the distribution exceeds a non-U.S. holder’s adjusted tax basis in our common stock, the excess will be treated as gain from the disposition of our common stock (the tax treatment of which is discussed below under “—Gain on disposition of common stock”). Dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A non-U.S. holder who wishes to claim the benefit of an applicable treaty rate generally will be required to provide the applicable withholding agent with certain documentation (generally a properly completed Internal Revenue Service (“IRS”) Form W-8BEN or W-8BEN-E) certifying under penalty of perjury that it is entitled to benefits under a treaty. Special certification and other requirements apply to certain non-U.S. holders that are pass-through entities rather than corporations or individuals. A non-U.S. holder eligible for a reduced rate of U.S. federal withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS.

Dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, are attributable to a U.S. permanent establishment) are not subject to the withholding tax, provided that the non-U.S. holder provides appropriate documentation (generally IRS Form W-8ECI). Instead, such dividends are subject to U.S. federal income tax on a net income basis generally in the same manner as if the non-U.S. holder were a United States person as defined under the Code. Any such effectively connected dividends received by a foreign corporation may also be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

Gain on disposition of common stock

Subject to the discussion of backup withholding below, any gain realized by a non-U.S. holder on the sale or other disposition of our common stock generally will not be subject to U.S. federal income tax unless:

●	the gain is effectively connected with a trade or business of the non-U.S. holder in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of the non-U.S. holder);

●	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

●	we are or have been a “United States real property holding corporation” (a “USRPHC”) for U.S. federal income tax purposes and certain other conditions are met.

A non-U.S. holder described in the first bullet point immediately above will generally be subject to tax on the gain derived from the sale or other disposition in the same manner as if the non-U.S. holder were a United States person as defined under the Code. In addition, if any non-U.S. holder described in the first bullet point immediately above is a foreign corporation, the gain realized by such non-U.S. holder may be subject to an additional “branch profits tax” at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty). An individual non-U.S. holder described in the second bullet point immediately above will be subject to a 30% (or such lower rate as may be specified by an applicable income tax treaty) tax on the gain derived from the sale or other disposition, which gain may be offset by certain U.S.-source capital losses (even though the individual is not considered a resident of the United States), provided the non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Generally, a corporation is a USRPHC if at any time the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business (all as determined for U.S. federal income tax purposes). We believe that we are not, and we do not anticipate becoming, a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of other business assets, there can be no assurance that we are not currently or will not become a USRPHC in the future. Even if we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market during the calendar year in which the sale or other disposition occurs, only a non-U.S. holder who holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5% of our common stock will be subject to U.S. federal income tax on the sale or other disposition of our common stock. You should consult your own tax advisor about the consequences that could result if we are, or become, a USRPHC.

Information reporting and backup withholding

Distributions paid to a non-U.S. holder and the amount of any tax withheld with respect to such distributions generally will be reported to the IRS. Copies of the information returns reporting such distributions and any withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty. A non-U.S. holder will not be subject to backup withholding on dividends received if such holder provides to the payor an IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code), or such holder otherwise establishes an exemption.

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our common stock made within the United States or conducted through certain U.S.-related financial intermediaries, unless the beneficial owner provides to the payor an IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that it is not a United States person as defined under the Code (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code), or such owner otherwise establishes an exemption.

Backup withholding is not an additional tax and any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS.

FATCA withholding

Under Sections 1471 through 1474 of the Code (such Sections commonly referred to as “FATCA”), a 30% U.S. federal withholding tax may apply to any dividends paid on our common stock to (1) a “foreign financial institution” (as defined under the Code and whether such foreign financial institution is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (a) an exemption from FATCA or (b) its compliance (or deemed compliance) with FATCA (which may alternatively be in the form of compliance with an intergovernmental agreement with the United States) in a manner which avoids withholding, or (2) a “non-financial foreign entity” (as defined under the Code and whether such non-financial foreign entity is the beneficial owner or an intermediary) which does not provide sufficient documentation, typically on IRS Form W-8BEN-E, evidencing either (a) an exemption from FATCA or (b) adequate information regarding certain substantial U.S. beneficial owners of such entity (if any). If a dividend payment is both subject to withholding under FATCA and subject to the withholding tax discussed above under “—Dividends,” an applicable withholding agent may credit the withholding under FATCA against, and therefore reduce, such other withholding tax. While withholding under FATCA would also have applied to payments of gross proceeds from the sale or other taxable disposition of our common stock, proposed U.S. Treasury regulations, which may generally be relied upon pending finalization, eliminate FATCA withholding on payments of gross proceeds entirely. You should consult your own tax advisors regarding these requirements and whether they may be relevant to your ownership and disposition of our common stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Certain ERISA considerations

The following is a summary of certain considerations associated with the purchase of our common stock (including any interest therein) by (i) employee benefit plans that are subject to Title I of the U.S. Employee Retirement Income Security Act of 1974, as amended (“ERISA”), (ii) plans, individual retirement accounts and other arrangements that are subject to Section 4975 of the Code or provisions under any other U.S. or non-U.S. federal, state, local, or other laws or regulations that are similar to such provisions of ERISA or the Code (collectively, “Similar Laws”) and (iii) entities whose underlying assets are considered to include “plan assets” (within the meaning of 29 CFR § 2510.3-101 as modified by Section 3(42) of ERISA or Section 4975 of the Code) of any such plan, account or arrangement (each of the foregoing described in clauses (i), (ii) and (iii) being referred to herein as a “Plan”).

General fiduciary matters and prohibited transaction issues

ERISA and the Code impose certain duties on persons who are fiduciaries of a Plan subject to Title I of ERISA or Section 4975 of the Code (a “Covered Plan”) and prohibit certain transactions involving the assets of a Covered Plan and its fiduciaries or other interested parties. Under ERISA and the Code, any person who exercises any discretionary authority or control over the administration or management of such a Covered Plan or any authority or control respecting the management or disposition of the assets of a Covered Plan, or who renders investment advice for a fee or other compensation with respect to a Covered Plan, is generally considered to be a fiduciary of the Covered Plan.

In considering whether to invest in our common stock (including any interest therein) using a Plan’s assets, a fiduciary should determine whether the investment is in accordance with the documents and instruments governing the respective Plan and the applicable provisions of ERISA, the Code or any Similar Law relating to a fiduciary’s duty to the Plan, including, without limitation, the prudence, diversification, delegation of control, conflicts of interest and prohibited transaction provisions of ERISA, the Code and any other applicable Similar Laws. When making this determination, the fiduciary should consider and/or consult with its legal counsel as to whether the Plan’s particular circumstances and all of the facts and circumstances of the investment, including, but not limited to, the matters discussed above under “Risk factors.”

Neither we, the underwriters nor any of our or their respective affiliates (the “Transaction Parties”) are acting nor will act as a fiduciary to any Covered Plan with respect to the decision to purchase our common stock (including any interest therein) nor are any of them undertaking to provide impartial investment advice, or to give advice in a fiduciary capacity, with respect to such decision.

Prohibited transaction issues

Section 406 of ERISA and Section 4975 of the Code prohibit Covered Plans from engaging in specified transactions involving a Plan’s assets with persons or entities who are “parties in interest,” within the meaning of Section 3(14) of ERISA, or “disqualified persons,” within the meaning of Section 4975 of the Code, unless an exemption is available. A party in interest or disqualified person who engages in a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and the Code. In addition, the fiduciary of the Covered Plan that engages in such a non-exempt prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and/or the Code.

For example, the acquisition and/or holding of our common stock (including any interest therein) by a Covered Plan with respect to which a Transaction Party is considered a party in interest or a disqualified person may constitute or result in a direct or indirect prohibited transaction under Section 406 of ERISA and/or Section 4975 of the Code, unless the investment is acquired and is held in accordance with an applicable statutory, class or individual prohibited transaction exemption. In this regard, the U.S. Department of Labor has issued prohibited transaction class exemptions (“PTCEs”) that may apply to the acquisition and holding of our common stock. These class exemptions include, without limitation, PTCE 84-14, relating to transactions determined by independent qualified professional asset managers, PTCE 90-1, relating to insurance company pooled separate accounts, PTCE 91-38, relating to bank collective investment funds, PTCE 95-60, relating to life insurance company general accounts and PTCE 96-23, relating to transactions determined by in-house asset managers. In addition, Section 408(b)(17) of ERISA and Section 4975(d)(20) of the Code provide relief from the prohibited transaction provisions of ERISA and Section 4975 of the Code for certain transactions between a Covered Plan and a person or entity that is a party in interest or disqualified person with respect to the Covered Plan solely by reason of providing services to the Covered Plan or a relationship with such a service provider, provided that neither the person or entity transacting with the Covered Plan nor any of its affiliates (directly or indirectly) has or exercises any discretionary authority or control or renders any investment advice with respect to the assets of the Covered Plan involved in the transaction and provided further that the Covered Plan pays no more and receives no less than adequate consideration in connection with the transaction. There can be no assurance that any of the foregoing exemptions or any other exemption will be available with respect to all possible prohibited transactions that may arise in connection with the acquisition and holding of our common stock (including any interest therein) or that all of the conditions of any such exemptions will be satisfied.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Plans that are “governmental plans” (as defined in Section 3(32) of ERISA or Section 4975(g)(2) of the Code), foreign plans and certain “church plans” (as defined in Section 3(33) of ERISA or Section 4975(g)(3) of the Code), while not subject to the fiduciary responsibility provisions of Title I of ERISA or the prohibited transaction provisions of Section 406 of ERISA or Section 4975 of the Code, may nevertheless be subject to Similar Laws. Fiduciaries of such Plans should consult with their counsel before acquiring shares of our common stock.

Representation

Accordingly, by its acceptance of our common stock, each purchaser and subsequent transferee will be deemed to have represented and warranted that either (i) no portion of the assets used by such purchaser or transferee to acquire our common stock constitutes a Plan’s assets or (ii) the acquisition of our common stock by such purchaser or transferee will not constitute or result in a non-exempt prohibited transaction under Section 406 of ERISA or Section 4975 of the Code or a similar violation under any applicable Similar Laws.

The foregoing discussion is general in nature and is not intended to be all-inclusive. Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is particularly important that fiduciaries or other persons considering the purchase of our common stock on behalf of, or with a Plan’s assets, consult with their counsel regarding the potential applicability of ERISA, Section 4975 of the Code and any Similar Law and whether an exemption would be required and is available.

The sale of our common stock (including any interest therein) to a Plan is in no respect a representation or recommendation by any Transaction Party that such an investment meets all relevant legal requirements with respect to investments by Plans generally or any particular Plan or that such an investment is appropriate or advisable for Plans generally or any particular Plan.

Purchasers of our common stock (including any interest therein) have the exclusive responsibility, to the extent applicable, for ensuring that their purchase and holding of our common stock complies with the relevant legal requirements, including the fiduciary responsibility rules of ERISA or of applicable Similar Laws, and does not violate the prohibited transaction rules of ERISA, the Code or applicable Similar Laws.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Underwriting

We have entered into an underwriting agreement with the several underwriters listed in the table below.                  is the representative of the underwriters relating to this offering. We refer to the several underwriters listed in the table below as the “underwriters.” Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, severally and not jointly, the number of shares and warrants set forth opposite its name in the following table:

Underwriter	Number of Shares

Total

The underwriting agreement provides that the obligation of the underwriters to purchase the shares of common stock offered by this prospectus is subject to certain conditions. The underwriters are obligated to purchase all of the shares of common stock offered hereby if any of the shares are purchased.

We have granted the underwriters an option to buy up to an additional               shares of our common stock from us at the public offering price, less the underwriting discounts and commissions, to cover over-allotments, if any. The underwriters may exercise this option at any time, in whole or in part, during the 30-day period after the date of this prospectus; however, the underwriters may only exercise the option once.

Discounts, Commissions and Expenses

The following table provides information regarding the amount of the discounts and commissions to be paid to the underwriters by us.

	Per Share		Total
	Without Over-allotment	With Over-allotment	Without Over-allotment	With Over-allotment
Public offering price	$	$	$	$
Underwriting discounts and commissions paid by us	$	$	$	$
Proceeds to us, before expenses	$	$	$	$

We have agreed to pay all reasonable out-of-pocket expenses of the underwriters relating to this offering, including a maximum of $                  for the fees and disbursements of counsel to the underwriters. We estimate that our total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $                      .

Indemnification

Lock-Up Agreements

Electronic Distribution

Price Stabilization, Short Positions and Penalty Bids

Offer Restrictions Outside the United States

Trading Market

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Legal matters

The validity of the shares of common stock will be passed upon for us by Greenberg Traurig P.A. The validity of the shares of common stock will be passed upon for the underwriters by                    .

Experts

Acuren Corporation

The financial statements of Acuren Corporation as of December 31, 2024 and for the period from July 30, 2024 to December 31, 2024 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of ASP Acuren Holdings, Inc. as of December 31, 2023 and for the period from January 1, 2024 to July 29, 2024, and for each of the two years in the period ended December 31, 2023 included in this prospectus have been so included in reliance on the report, which contains an explanatory paragraph relating ASP Acuren Holdings, Inc.’s restatement of its financial statements as described in Note 2 to the financial statements, of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

NV5 Global, Inc.

The financial statements of NV5 Global, Inc. as of December 28, 2024 and December 30, 2023, and for each of the years ended December 28, 2024, December 30, 2023 and December 31, 2022 included in this prospectus and the effectiveness of NV5 Global, Inc.’s internal control over financial reporting have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports. Such financial statements are included in this prospectus in reliance on the reports of such firm, given their authority as experts in accounting and auditing.

Where you can find more information

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the securities being offered hereby. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules filed therewith. For further information with respect to Acuren and the securities offered hereby, reference is made to the registration statement and the exhibits and schedules filed therewith. Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement. You can read our SEC filings, including the registration statement, over the internet at the SEC’s website at www.sec.gov.

We are subject to the information and periodic reporting requirements of the Exchange Act. Under the Exchange Act, we will file annual, quarterly and current reports, as well as proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available on the website of the SEC referred to above.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Index to Consolidated Financial Statements

Acuren Corporation

Audited Financial Statements	Page(s)
Report of Independent Registered Public Accounting Firm (PCAOB ID: 238)	F-2
Consolidated Balance Sheets as of December 31, 2024 (Successor) and 2023 (Predecessor)	F-4
Consolidated Statements of Operations and Other Comprehensive Income (Loss) for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)	F-5
Consolidated Statements of Stockholders’ Equity for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)	F-6
Consolidated Statements of Cash Flows for the periods from July 30, 2024 through December 31, 2024 (Successor), January 1, 2024 through July 29, 2024 (Predecessor) (as restated), and the years ended December 31, 2023 and 2022 (Predecessor)	F-8
Notes to the Consolidated Financial Statements	F-9

Unaudited Financial Statements	Page(s)
Condensed Consolidated Balance Sheets as of June 30, 2025 and December 31, 2024	F-45
Condensed Consolidated Statements of Operations and Comprehensive Income (Loss) for the three and six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor)	F-46
Condensed Consolidated Statements of Stockholders’ Equity for the three and six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor)	F-47
Condensed Consolidated Statements of Cash Flows for the six months ended June 30, 2025 (Successor) and June 30, 2024 (Predecessor)	F-48
Notes to the Consolidated Financial Statements	F-49

NV5 Global, Inc.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Acuren Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Acuren Corporation and its subsidiaries (Successor) (the “Company”) as of December 31, 2024, and the related consolidated statements of operations and other comprehensive income (loss), of stockholders’ equity and of cash flows for the period from July 30, 2024 to December 31, 2024, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and the results of its operations and its cash flows for the period from July 30, 2024 to December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 27, 2025

We have served as the Company’s or its predecessor’s auditor since 2006.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Report of Independent Registered Public Accounting Firm

To the Board of Directors of Acuren Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of ASP Acuren Holdings, Inc. and its subsidiaries (Predecessor) (the “Company”) as of December 31, 2023, and the related consolidated statements of operations and other comprehensive income (loss), of stockholders’ equity and of cash flows for the period from January 1, 2024 to July 29, 2024, and for each of the two years in the period ended December 31, 2023, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023, and the results of its operations and its cash flows for the period from January 1, 2024 to July 29, 2024, and for each of the two years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 2 to the consolidated financial statements, the Company has restated its Predecessor period January 1, 2024 to July 29, 2024 financial statements to correct an error.

Change in Accounting Principle

As discussed in Note 2 to the consolidated financial statements, the Company changed the manner in which it accounts for certain costs in 2024.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

New York, New York

March 27, 2025

We have served as the Company’s auditor since 2006.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Consolidated Balance Sheets

(amounts in thousands, except par and share data)

	Successor December 31, 2024	Predecessor December 31, 2023
Assets
Current assets
Cash and cash equivalents	$139,134	$87,061
Accounts receivable, net	236,520	233,244
Prepaid expenses and other current assets	18,582	13,608
Total current assets	394,236	333,913
Property, plant and equipment, net	189,233	112,264
Operating lease right-of-use assets, net	30,001	22,441
Goodwill	845,939	511,501
Intangible assets, net	740,657	264,335
Deferred income tax asset	765	2,368
Other assets	6,908	15,793
Total assets	$2,207,739	$1,262,615
Liabilities and Equity
Current liabilities
Accounts payable	$13,877	$23,206
Accrued expenses and other current liabilities	67,676	65,775
Current portion of debt	7,750	7,280
Current portion of lease obligations	17,028	16,623
Total current liabilities	106,331	112,884
Debt, net of current portion	747,048	668,031
Non-current lease obligations	40,753	38,061
Deferred income tax liability	150,672	35,294
Other liabilities	11,763	26,346
Total liabilities	1,056,567	880,616
Commitments and contingencies (Note 18)
Equity
Series A Preferred Stock, $0.0001 par value, 1,000,000 shares issued and outstanding	—	—
Common Stock, $0.0001 par value, 121,476,215 shares issued and outstanding at December 31, 2024; $0.01 par value, 5,700,000 shares issued and 5,024,802 shares outstanding at December 31, 2023	12	50
Treasury stock (Predecessor), 7,769 common shares at cost	—	(1,029)
Additional paid-in capital	1,293,638	366,327
Accumulated earnings (deficit)	(106,989)	17,447
Accumulated other comprehensive loss	(35,489)	(796)
Total equity	1,151,172	381,999
Total liabilities and equity	$2,207,739	$1,262,615

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Consolidated Statements of Operations and Other Comprehensive Income (Loss)

(amounts in thousands, except share and per share data)

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Service revenue	$463,527	$633,866	$1,050,057	$928,326
Cost of revenue	359,848	471,881	810,534	725,375
Gross profit	103,679	161,985	239,523	202,951
Selling, general and administrative expenses	150,306	121,369	185,022	168,229
Transaction costs	35,998	5,204	—	—
Income (loss) from operations	(82,625)	35,412	54,501	34,722
Interest expense, net	31,061	39,379	60,022	24,159
Loss (gain) on extinguishment of debt	—	9,073	—	—
Other income, net	(2,978)	(580)	(1,241)	(12,888)
Income (loss) before provision for income taxes	(110,708)	(12,460)	(4,280)	23,451
Provision (benefit) for income taxes	(5,256)	3,243	2,009	3,408
Net income (loss)	(105,452)	(15,703)	(6,289)	20,043
Other comprehensive income (loss):
Foreign currency translation adjustments	(35,489)	(18,004)	11,184	(25,168)
Total other comprehensive income (loss)	(35,489)	(18,004)	11,184	(25,168)
Total comprehensive income (loss)	$(140,941)	$(33,707)	$4,895	$(5,125)

Basic loss per Common Share and Series A Preferred Stock	$(0.86)	—	—	—
Diluted loss per Common Share and Series A Preferred Stock	$(0.86)	—	—	—
Basic income (loss) per Common Share	—	$(3.13)	$(1.25)	$3.99
Diluted income (loss) per Common Share	—	$(3.13)	$(1.25)	$3.93
Weighted average Common Shares outstanding, basic and diluted	121,454,845	—	—	—
Weighted average shares of Series A Preferred Stock outstanding, basic and diluted	1,000,000	—	—	—
Weighted average Common Shares outstanding, basic	—	5,024,802	5,024,802	5,026,061
Weighted average Common Shares outstanding, diluted	—	5,024,802	5,024,802	5,093,724

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Consolidated Statements of Stockholders’ Equity

(amounts in thousands, except share data)

	Successor
	Common Shares	Common Stock	Series A Preferred Stock	Series A Preferred Stock	Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Loss	Total
Balances at July 30, 2024 (Successor)	53,975,000	$—	$1,000,000	$—	$557,427	$(1,537)	$—	$555,890
Net loss	—	—	—	—	—	(105,452)	—	(105,452)
Share-based compensation expense	—	—	—	—	64,626	—	—	64,626
Settlement of derivative liability	—	—	—	—	967	—	—	967
Equity consideration issued in conjunction with Acuren Acquisition	400,000	—	—	—	4,000	—	—	4,000
Issuance of common shares and exercise of warrants, net of issuance costs	67,037,515	—	—	—	666,630	—	—	666,630
Issuance of common shares to employees	63,700	—	—	—	—	—	—	—
Impact of Domestication	—	12	—	—	(12)	—	—	—
Other comprehensive loss	—	—	—	—	—	—	(35,489)	(35,489)
Balances at December 31, 2024 (Successor)	121,476,215	$12	$1,000,000	$—	$1,293,638	$(106,989)	$(35,489)	$1,151,172

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Consolidated Statements of Stockholders’ Equity

(amounts in thousands, except share data)

	Predecessor
	Common Shares	Common Stock	Treasury Stock	Additional Paid-In Capital	Accumulated Earnings	Accumulated Other Comprehensive Loss	Total
Balances at December 31, 2021 (Predecessor)	5,027,825	$50	$(276)	$508,525	$3,693	$13,188	$525,180
Net income	—	—	—	—	20,043	—	20,043
Exercise of stock options	659	—	—	66	—	—	66
Share-based compensation expense	—	—	—	2,561	—	—	2,561
Capital contributions from stockholder	1,331	—	—	200	—	—	200
Treasury stock repurchased	(5,013)	—	(753)	—	—	—	(753)
Other comprehensive loss	—	—	—	—	—	(25,168)	(25,168)
Balances at December 31, 2022 (Predecessor)	5,024,802	$50	$(1,029)	$511,352	$23,736	$(11,980)	$522,129
Net loss	—	—	—	—	(6,289)	—	(6,289)
Dividend	—	—	—	(150,000)	—	—	(150,000)
Share-based compensation expense	—	—	—	4,975	—	—	4,975
Other comprehensive income	—	—	—	—	—	11,184	11,184
Balances at December 31, 2023 (Predecessor)	5,024,802	$50	$(1,029)	$366,327	$17,447	$(796)	$381,999
Net loss (As Restated)	—	—	—	—	(15,703)	—	(15,703)
Share-based compensation expense	—	—	—	17,858	—	—	17,858
Other comprehensive loss	—	—	—	—	—	(18,004)	(18,004)
Balances at July 29, 2024 (Predecessor)	5,024,802	$50	$(1,029)	$384,185	$1,744	$(18,800)	$366,150

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Consolidated Statements of Cash Flows

(amounts in thousands)

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cash flows from operating activities:
Net income (loss)	$(105,452)	$(15,703)	$(6,289)	$20,043
Adjustments to reconcile net loss to net cash provided by operating activities:
Provision for credit losses	2,703	408	1,353	1,325
Depreciation and amortization	47,313	45,777	94,818	86,436
Noncash lease expense	3,667	5,453	9,992	8,069
Share-based compensation expense	64,626	17,858	4,975	2,561
Gain on bargain purchase	-	—	—	(12,503)
Amortization of deferred financing costs	1,366	2,406	3,586	3,249
Loss on extinguishment of debt	—	9,073	—	—
Fair value adjustments on interest rate derivatives	—	3,102	7,244	(9,069)
Deferred income taxes	(13,983)	(8,376)	(23,442)	(20,370)
Other	(503)	(588)	(78)	179
Changes in operating assets and liabilities, net of effects of business acquisitions:
Accounts receivable	27,782	(32,797)	881	(38,798)
Prepaid expenses and other current assets	(9,380)	(2,829)	(3,243)	2,170
Accounts payable	(4,479)	(9,691)	2,917	(3,503)
Accrued expenses and other current liabilities	(7,875)	17,848	5,958	19,246
Operating lease obligations	(3,429)	(5,751)	(9,284)	(5,672)
Other assets and liabilities	273	(5,751)	6,421	(13,383)
Net cash provided by operating activities	2,629	20,439	95,809	39,980

Cash flows from investing activities:
Purchases of property, plant and equipment	(13,241)	(14,334)	(22,141)	(23,075)
Proceeds from sale of property, plant and equipment	776	1,029	1,617	978
Acquisition of ASP Acuren, net of cash acquired	(1,822,186)	—	—	—
Acquisition of businesses, net of cash acquired	—	(44,680)	(6,010)	(45,575)
Net cash used in investing activities	(1,834,651)	(57,985)	(26,534)	(67,672)

Cash flows from financing activities:
Borrowings under long-term debt	775,000	30,000	195,000	50,000
Repayments of long-term debt	(1,938)	(16,346)	(81,384)	(5,767)
Payments of debt issuance costs	(21,355)	—	(2,844)	(72)
Principal payments on finance lease obligations	(3,991)	(5,836)	(9,948)	(7,424)
Dividends paid to stockholder	—	—	(150,000)	—
Proceeds from exercise of stock options	—	—	—	66
Capital contributions from stockholder	—	—	—	200
Treasury stock repurchase	—	—	—	(753)
Proceeds from issuance of common shares and exercise of warrants, net of issuance costs	666,630	—	—	—
Payments of contingent consideration	—	—	—	(285)
Net cash provided by (used in) financing activities	1,414,346	7,818	(49,176)	35,965

Net effect of exchange rate fluctuations on cash and cash equivalents	(123)	(7,877)	4,377	(5,625)
Net change in cash and cash equivalents	(417,799)	(37,605)	24,476	2,648

Cash and cash equivalents
Beginning of period	556,933	87,061	62,585	59,937
End of period	$139,134	$49,456	$87,061	$62,585

The accompanying notes are an integral part of these consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Notes to Consolidated Financial Statements

(table amounts in thousands, except share and per share data)

Note 1. Organization

Description of Business

Acuren Corporation (hereinafter referred to as “we,” “our,” “us,” “Acuren,” or “Company”, formerly, Admiral Acquisition Limited) is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers.

Until its acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024, the Company had neither engaged in any operations nor generated any revenues. On July 30, 2024 (the “Closing Date”), the Company completed the acquisition of ASP Acuren (the “Acuren Acquisition”). See “Note 3. Business Combinations” for further discussion.

On December 16, 2024, the Company changed its jurisdiction of incorporation from the British Virgin Islands to the State of Delaware (the “Domestication”). The business, assets and liabilities of the Company and its subsidiaries were the same immediately after the Domestication as they were immediately prior to the Domestication. As a result of the Domestication, ordinary shares and Founder Preferred Shares were converted to shares of common stock and Series A Preferred Stock, respectively. Each holder of a warrant, option or restricted stock unit became a holder of a warrant, option or restricted stock unit of the domesticated Company. The number of shares outstanding did not change as a result of the Domestication, and the proportional equity interest of each shareholder remained the same. Shares referred to as ordinary shares and Founder Preferred Shares prior to the domestication are referred to as common shares and Series A Preferred Shares (“Preferred Shares”) throughout these Consolidated Financial Statements.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

These consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and the rules and regulations of the Securities and Exchange Commission. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition.

Acuren is considered the acquirer of ASP Acuren for accounting purposes and ASP Acuren is the accounting Predecessor. As a result, the Company’s financial statement presentation for the ASP Acuren financial information as of and for the periods presented prior to the Acuren Acquisition date are labeled “Predecessor”. The Company’s financial statements, including ASP Acuren from the Acuren Acquisition date, are labeled “Successor”. The merger was accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See “Note 3. Business Combinations” for more information of the fair values of assets and liabilities recorded in connection with the Acuren Acquisition.

As a result of the application of the acquisition method of accounting as of the Closing Date of the Acuren Acquisition, the accompanying consolidated financial statements include a black line division which indicates a differentiation that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the impacts of the Acuren Acquisition, including that the remeasurement of acquired assets and assumed liabilities are fair value in the Successor consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The historical financial information of the Company which was, prior to the Acuren Acquisition, an acquisition vehicle, has not been presented in these financial statements as the historical amounts have not been considered meaningful. As an acquisition vehicle, the Company retained and invested the proceeds from its initial public offering (the “initial IPO”) and the funds were used to pay a portion of the cash consideration for the Acuren Acquisition.

Restatement of Previously Issued Consolidated Financial Statements and Update to the Presentation of Cost of Revenue and Selling, General and Administrative Expenses

Restatement of Previously Issued Consolidated Financial Statements

In connection with the preparation of the Company’s Annual Report on Form 10-K for the year ended December 31, 2024, the Company determined that a valuation allowance was necessary on a portion of its deferred tax assets as it was more likely than not that the deferred tax assets would not be realized as of July 29, 2024. The Company concluded that the error is material to the Company’s previously issued unaudited condensed consolidated financial statements for the Predecessor Period. Additionally, the Company identified and corrected an immaterial error that impacted the Predecessor Period.

The impact from the correction of the error and other immaterial adjustment on the previously issued Condensed Consolidated Financial Statements is reflected below under the Restatement Adjustment column. The Company has restated impacted amounts and associated disclosures within the accompanying notes to the consolidated financial statements.

Update to the Presentation of Cost of Revenue and Selling, General and Administrative Expenses

During the period from January 1, 2024 through July 29, 2024, the Company changed the presentation of certain costs incurred at its operational sites on its statement of operations. This voluntary change resulted in a reclassification of certain overhead costs, which, although incurred at its operational sites are not directly related to the delivery of services, from cost of revenue to selling, general and administrative expenses. The Company believes this presentation is preferable as it will provide greater transparency regarding the true cost of delivery of its services consistent with the principles of ASC 340-40 and better align with how the business is managed.

This change in classification has been applied retrospectively to all periods presented and affects selling, general and administrative, cost of revenue, and gross profit. This change in presentation had no impact to service revenue, income from operations, loss before provision for income taxes, provision for income taxes, net income, earnings per share, retained earnings or other components of equity or net assets. In addition, gross profit information in the segment footnote was updated for this change. The impacts of the update to the presentation of certain indirect costs on the Company’s Consolidated Financial Statements for the period from January 1, 2024 through July 29, 2024 (Predecessor) and the years ended December 31, 2023 and 2022 (Predecessor) are reflected below under the Presentation Adjustment column.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Consolidated Statements of Operations
	Predecessor
	January 1, 2024 to July 29, 2024
	Prior Presentation	Restatement	As Restated	Presentation Adjustment	As Restated and Adjusted
Cost of revenue	521,484	—	521,484	(49,603)	471,881
Gross profit	112,382	—	112,382	49,603	161,985
Selling, general and administrative expenses	71,030	736	71,766	49,603	121,369
Provision (benefit) for income taxes	(8,946)	12,189	3,243	—	3,243
Net income (loss)	(2,778)	(12,925)	(15,703)	—	(15,703)
Foreign currency translation adjustments	(18,008)	4	(18,004)	—	(18,004)
Total other comprehensive income (loss)	(18,008)	4	(18,004)	—	(18,004)
Total comprehensive income (loss)	(20,786)	(12,921)	(33,707)	—	(33,707)

Basic income (loss) per Common Share	$(0.55)	$(2.58)	$(3.13)	$—	$(3.13)
Diluted income (loss) per Common Share	$(0.55)	$(2.58)	$(3.13)	$—	$(3.13)

	Predecessor
	Year ended December 31, 2023
	Prior Presentation	Presentation Adjustment	As Reported
Cost of revenue	$891,247	$(80,713)	$810,534
Gross profit	158,810	80,713	$239,523
Selling, general and administrative expenses	104,309	80,713	$185,022

	Predecessor
	Year ended December 31, 2022
	Prior Presentation	Presentation Adjustment	As Reported
Cost of revenue	$797,415	$(72,040)	$725,375
Gross profit	130,911	72,040	$202,951
Selling, general and administrative expenses	96,189	72,040	$168,229

Condensed Consolidated Statements of Cash Flows
	Predecessor
	January 1, 2024 to July 29, 2024
	Prior Presentation	Restatement Adjustment	As Restated
Net income (loss)	$(2,778)	$(12,925)	$(15,703)
Deferred income taxes	(20,565)	12,189	(8,376)
Accrued expenses and other current liabilities	17,481	367	17,848
Other assets and liabilities	(4,516)	(1,235)	(5,751)
Net cash provided by operating activities	22,043	(1,604)	20,439
Acquisition of businesses, net of cash acquired	(46,280)	1,600	(44,680)
Net cash used in investing activities	(59,585)	1,600	(57,985)
Net effect of exchange rate fluctuations on cash and cash equivalents	(7,881)	4	(7,877)

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company bases its estimates and assumptions on historical experience, known or expected trends and various other assumptions that it believes to be reasonable. Significant items subject to such estimates and assumptions include the carrying amount of acquired property, plant and equipment, intangibles and goodwill, stock-based compensation awards, and the estimated liability for certain self-insured risks. As future events and their effects cannot be predicted with precision, actual results could differ significantly from these estimates, which may cause the Company’s future results to be affected.

Reclassifications

Certain amounts in prior periods have been reclassified to conform to the current period presentation. Such reclassifications did not have a material effect on the Company’s financial condition or results of operations as previously reported.

Business Combinations

The Company accounts for its business combinations under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed at the acquisition date. Goodwill as of the acquisition date is measured as the excess of consideration transferred over the net of the acquisition date fair values of the assets acquired and the liabilities assumed. Certain estimates and judgments are required in the application of the fair value techniques, including estimates of the respective acquisition’s future performance and related cash flows, selection of a discount rate and economic lives, and use of Level 3 measurements. While the Company uses the best estimates and assumptions to accurately value assets acquired and liabilities assumed at the acquisition date, estimates are inherently uncertain and subject to refinement. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the consolidated statements of operations and comprehensive income (loss).

Cash and Cash Equivalents

Cash and cash equivalents include cash deposited in banks, demand deposits, money market accounts, and highly-liquid, short-term investments with an initial term of three months or less.

Accounts Receivables and Allowance for Credit Losses

Accounts receivables are recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Unbilled revenue is generally billed in the subsequent quarter. The Company considers unbilled receivables as short-term in nature as they are normally converted to trade receivables within 90 days, thus future changes in economic conditions will not have a significant effect on the credit loss estimate. The Company’s unbilled receivables contain an unconditional right to receive payment and are, therefore, recorded within accounts receivable on the consolidated balance sheet. The Company records an allowance for credit losses for accounts receivable based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging and customer disputes.

Each reporting period, the Company reassesses whether any accounts receivable no longer share similar risk characteristics and should instead be evaluated as part of another pool or on an individual basis. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Property, Plant and Equipment

Property, plant and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or estimated useful life of the asset. Depreciation and amortization expense on property, plant and equipment is included within cost of revenue or selling, general and administrative expenses based on the nature of the asset. Expenditures for repairs and maintenance that do not extend the useful lives of the related assets are expensed as incurred. Expenditures that significantly improve or extend the life of an asset are capitalized. Upon retirement or disposition of property, plant and equipment, the cost and related accumulated depreciation are removed from the accounts and any gain or loss is recorded in “Income (loss) from operations” in the consolidated statements of operations and comprehensive income (loss).

Goodwill and Intangible Assets

Goodwill represents the excess of purchase price of acquired businesses over the fair value of the underlying net tangible and intangible assets acquired. The Company evaluates the impairment of its goodwill annually or more frequently when events or changes in circumstances indicate that goodwill may be impaired. Goodwill is required to be evaluated for impairment at the reporting unit level, which represents the operating segment level or one level below the operating segment level for which discrete financial information is available. The Company has two reporting units, United States and Canada, which align with the Company’s reportable segments.

The Company first assesses qualitatively, step zero, whether it is necessary to perform step one of the annual impairment tests. An entity is required to perform step one if the entity concludes that it is more likely than not that a reporting unit’s fair value is below its carrying amount (that is, a likelihood of more than 50%). When step one indicates that the reporting unit’s carrying value exceeds its fair value, an impairment will be recorded.

The Company performs an annual goodwill impairment assessment or more frequently if events or circumstances arise which indicate that goodwill may be impaired. An assessment can be performed by first completing a qualitative assessment on some or all of its reporting units. The Company can also bypass the qualitative assessment for any reporting unit in any period and proceed directly to the quantitative impairment test, and then resume the qualitative assessment in any subsequent period. Qualitative indicators that may trigger the need for annual or interim quantitative impairment testing include, among other things, deterioration in macroeconomic conditions, declining financial performance, deterioration in the operational environment, or an expectation of selling or disposing of a portion of a reporting unit. Additionally, a significant change in business climate, a loss of a significant customer, increased competition, a sustained decrease in share price, or a decrease in estimated fair value below book value may trigger the need for interim impairment testing of goodwill associated with one or more reporting units.

If the Company believes that, as a result of its qualitative assessment, it is more likely than not that the fair value of a reporting unit is less than its carrying amount, the quantitative impairment test is required. The quantitative test involves comparing the fair value of each reporting unit with its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, an impairment loss is recorded as a reduction to goodwill with a corresponding charge to earnings in the period the goodwill is determined to be impaired. Any goodwill impairment is limited to the total amount of goodwill allocated to that reporting unit. The income tax effect associated with an impairment of tax-deductible goodwill is also considered in the measurement of the goodwill impairment. During the periods ended December 31, 2024, 2023, and 2022 the Company performed a qualitative analysis and determined there were no impairment charges for any period.

The Company considers the income and market approaches when estimating the fair values of reporting units which requires significant judgement in evaluating economic and industry trends, estimated future cash flows, discount rates, and other factors.

Intangible assets consisting of customer relationships, tradenames and trademarks, and technology have been recorded based on their fair value at the date of acquisition and are amortized over their economic useful lives which range from 5 to 15 years. Amortization expense is recorded in selling, general and administrative expenses on the consolidated statements of operations and comprehensive income (loss).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Valuation of Long-Lived Assets

Long-lived assets, such as property, plant and equipment and purchased identifiable intangible assets that are subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The recoverability of an asset is measured by a comparison of the carrying amount of the asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset. There were no indications of impairment identified during 2024, 2023, or 2022.

Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under ASU 2016-02 (“ASC 842”), a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company made an accounting policy election under ASC 842 not to recognize right-of-use (“ROU”) assets and lease liabilities for leases with a term of twelve months or less. For all other leases, the Company recognizes ROU assets and lease liabilities based on the present value of lease payments over the lease term at the commencement date of the lease.

Future lease payments may include fixed rent escalation clauses or payments that depend on an index (such as the consumer price index). Subsequent changes in an index and other periodic market-rate adjustments to base rent are recorded in variable lease expense in the period incurred. Payments for terminating the lease are included in the lease payments only when it is probable they will be incurred.

The Company’s leases may include a non-lease component representing additional services transferred to the Company, such as common area maintenance for real estate. The Company made an accounting policy election to account for each separate lease component and the non-lease components associated with that lease component as a single lease component. Non-lease components that are variable in nature are recorded in variable lease expense in the period incurred.

The Company utilizes discount rates to determine the present value of the lease payments based on information available at the commencement date of the lease. The Company uses an incremental borrowing rate based on factors such as the lease term, the Company’s credit rating and current market valuations for similarly rated credits in the market, as the rate implicit in the lease is not always readily available. Incremental borrowing rates are updated quarterly and the new rates are used for the acquired leases and lease modifications occurring in the following quarter.

Debt Issuance Costs

Debt issuance costs represent the cost of obtaining financing arrangements. Debt issuance costs related to the revolving credit facility were deferred and recorded as an asset and amortized over the term of the revolving credit arrangement using the straight-line method. Debt issuance costs relating to the term loan are recorded as a direct deduction from the carrying amount of the term loan and are amortized over the term of the related financing agreement using the effective interest method.

Earnings Per Share

Basic earnings per share is computed by dividing the Company’s net income (loss) by the weighted average number of shares of common stock outstanding during the period. Diluted net income (loss) per common share is computed by dividing the Company’s net income (loss) by the sum of the weighted average number of shares of common stock outstanding during the period plus the potential dilutive effects of stock options. When a net loss per common share exists, all potentially dilutive common shares outstanding are anti-dilutive and therefore excluded from the calculation of diluted weighted average shares outstanding.

The potential dilutive shares of stock options, restricted stock units, and warrants during the period are calculated using the treasury stock method and are excluded from the computation of diluted net income (loss) per common share if their effect is anti-dilutive.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Revenue

The majority of the Company’s revenues are derived from providing services on a time and material basis and are short-term in nature. Payments are generally due within 45 days of services unless otherwise noted. Refer to “Note 19. Segment Reporting” for disaggregated revenue information.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The majority of contracts have a single performance obligation as the promise to transfer the individual services is not separately identifiable from other promises in the contracts and is, therefore, not distinct. The Company provides highly integrated and bundled inspection services to its customers. Some contracts have multiple performance obligations, most commonly due to the contract providing for a combination of inspection, engineering or industrial services.

For contracts with multiple performance obligations, the Company allocates the contract’s transaction price to each performance obligation utilizing several different pricing scenarios and is able to discretely price out each individual component based on its nature and relation to the overall performance obligation.

Contract modifications are not routine in the performance of contracts. Generally, when contracts are modified, the modification is to account for changes in scope to the services that are provided. In most instances, contract modifications reflect either additions or subtractions to previously identified performance obligations and therefore are not considered distinct.

Performance obligations are satisfied over time as work progresses. Revenue is recognized over time based on time and material incurred to date which best portrays the transfer of control to the customer. The Company expects any significant remaining performance obligations to be satisfied within one year.

Contract Balances

The majority of revenue is short-term in nature. From time to time, the Company may enter into long-term contracts, which can range from several months to several years. The Company has many Master Service Agreements (“MSAs”) that specify an overall framework and terms of contract when the Company and customers agree upon services to be provided. The actual contracting to provide services is triggered by a work order, purchase order, or some similar document issued pursuant to an MSA which sets forth the scope of services and/or identifies the products to be provided.

Amounts are generally billed as work progresses in accordance with agreed upon contractual terms, generally at periodic intervals (e.g., weekly, bi-weekly, or monthly). Generally, billing occurs subsequent to revenue recognition, resulting in contract assets.

Service revenues are recognized in the period when services are performed for the customer. For testing equipment sales, revenues are recognized in the period when delivery has occurred. The Company does not recognize revenue on either an installment sale or percentage of completion basis. The Company does not include sales or value added taxes in revenue.

Cost of Revenue

Cost of revenue consists primarily of direct labor. Cost of revenue also includes materials and indirect costs, such as supplies, tools, and depreciation of equipment related to contract performance as well as travel, per diem, and lodging costs. Labor costs are recognized as labor hours are incurred in delivering services.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of corporate compensation, acquisition related earnout and incentive costs, information systems and technology costs, share-based compensation, rent expense, and management consulting services.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Share-Based Compensation

Share-based awards are measured at the grant date, based on the fair value of the award, and are expensed over the requisite service period. See “Note 17. Share-Based Compensation” for details on both time-based and market-based awards.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the consolidated financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some or all of a deferred income tax asset will not be realized. Valuation allowances are provided when management believes, after estimating future taxable income, considering feasible income tax planning opportunities and weighing all facts and circumstances that certain deferred tax assets are not recoverable. The Company evaluates its tax contingencies and recognizes a liability when it believes it is more-likely-than-not that a liability exists.

The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate resolution.

The Company records interest expenses and penalties on uncertain tax liabilities in the provision for income taxes.

Currency Translation

Assets and liabilities of subsidiaries with a functional currency other than the U.S. Dollar are translated into U.S. Dollars at the rate of exchange in effect on the balance sheet date; income and expenses are translated monthly at average rates of exchange prevailing during the year.

The Company has foreign currency exposure related to operations in foreign locations. This foreign currency exposure arises from the translation of foreign subsidiaries’ financial statements into U.S. Dollars. Increases and decreases in the value of the U.S. Dollar relative to these foreign currencies have a direct impact on the value in U.S. Dollars of foreign currency denominated assets and liabilities, even if the value of these items has not changed in their original currency.

Translation adjustments are included in foreign currency translation adjustments to arrive at other comprehensive income (loss). Due to the materiality of its international operations, the Company is subject to market risks resulting from fluctuations in foreign currencies.

Derivative Instruments

The Company has entered into interest rate swap agreements which were intended to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. The accounting for changes in the fair value of a derivative depends upon the intended use of the derivative and the resulting designation. The Company has not designated any derivatives as hedging instruments and reported these agreements at fair value with changes in fair value recognized in interest expense, net. At December 31, 2024, the Company held no such derivative instruments.

Research and Development

Research and product development costs are expensed as incurred. These costs are not material for the years ended December 31, 2024, 2023, and 2022.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Workers Compensation and Self-Insurance

The Company records a loss contingency when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. The Company reviews its loss contingencies on an ongoing basis to ensure that the appropriate reserves are recorded in its consolidated balance sheets. These reserves are based on historical experience with claims incurred but not received, estimates and judgments made by the Company, applicable insurance coverage for litigation matters, and are adjusted as circumstances warrant. The Company is self-insured for certain losses relating to workers’ compensation and health benefit claims. The Company maintains third-party excess insurance coverage for workers’ compensation and health benefit claims. As of December 31, 2024 and 2023, the Company had accrued approximately $5.2 million and $4.3 million, respectively for workers’ compensation related liabilities. Self-insured losses are accrued when it is probable that an uninsured claim has been incurred but not reported and the amount of the loss can be reasonably estimated at the balance sheet date.

Concentration of Credit Risk

The Company’s interest rate swap agreements contained an element of risk related to the counterparties’ potential inability to meet the terms of the agreement. However, the Company minimized this risk by limiting the counterparties to a diverse group of highly rated, major domestic financial institutions. At December 31, 2024, the Company held no interest rate swap agreements. Financial instruments, which potentially subject the Company to concentration of credit risk, consist primarily of trade accounts receivable as the Company grants credit terms in the normal course of business to its diverse customer base. To mitigate credit risks, the Company evaluates and monitors the creditworthiness of its customers. Historical bad debt write-offs have not been significant.

As of and for the years ended December 31, 2024, 2023, and 2022, no individual customer represented more than 10% of consolidated sales or accounts receivable, and no individual vendor represented more than 10% of purchases or accounts payable.

Recently Adopted Accounting Pronouncements

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280) — Improvements to Reportable Segment Disclosures, to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The amendments are effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The Company has evaluated and adopted this ASU update for the year ended December 31, 2024. See “Note 19. Segment Reporting” for the inclusion of the new required disclosures.

Recent Accounting Pronouncements Not Yet Adopted

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740) — Improvements to Income Tax Disclosures, which is intended to enhance the transparency and decision usefulness of income tax disclosures. Public business entities are required to adopt for annual fiscal periods beginning after December 15, 2024 and early adoption is permitted. The Company is currently evaluating the impact the adoption of this guidance will have on its financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-03, Income Statement — Reporting Comprehensive Income — Expense Disaggregation Disclosures (Subtopic 220-40), requiring disclosure in the notes to the financial statements for specified information about certain costs and expenses. The ASU is effective for annual periods beginning after December 15, 2026, and interim periods beginning after December 15, 2027; however early adoption is permitted and can be applied either prospectively or retrospectively. The Company is currently evaluating the impact the adoption of this guidance will have on its financial statements and related disclosures.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Note 3. Business Combinations

Successor Period

On May 21, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) pursuant to which AAL Merger Sub, Inc., a wholly-owned subsidiary, merged with ASP Acuren resulting in ASP Acuren becoming a wholly owned subsidiary of the Company. In accordance with the terms of the Merger Agreement, on July 30, 2024, the Company completed the Acuren Acquisition and obtained control of ASP Acuren and, concurrently changed its name to Acuren Corporation.

The aggregate purchase price consideration transferred to the shareholders of ASP Acuren (the “Sellers”) totaled $1.88 billion, which included: i) a cash payment made at the Closing Date of $1.88 billion, of which $5.2 million was subsequently returned to the Buyers related to a net working capital adjustment and settlement between the company and Sellers and recognized as a measurement period adjustment and ii) 0.4 million Acuren British Virgin Islands (“Acuren BVI”) Ordinary Shares of the Company with an estimated fair value of $4.0 million. The Company funded the cash portion of the purchase price with a combination of $568.0 million cash on hand, a $775.0 million senior loan facility (see “Note 12. Debt”) and an aggregate of approximately $675.0 million of gross proceeds from PIPE Financing and Warrant Financing (defined below in “Note 4. Shareholders’ Equity”) inclusive of $4.0 million of non-cash rollover equity (see “Note 4. Shareholders’ Equity — 2024 Capital Raise”). In conjunction with the debt financing, the Company incurred $19.5 million in debt issuance costs that are amortized using the effective interest method over the life of the senior loan facility as well as debt issuance costs of $1.9 million related to the Revolving Credit Facility which will be amortized on a straight-line basis over the 5-year term of the Revolving Credit Facility. In conjunction with the PIPE Financing and Warrant financing, the Company incurred equity issuance costs of $3.7 million that were recorded as a reduction of equity.

The Acuren Acquisition was accounted for under the acquisition method of accounting. The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of deferred income tax assets acquired and liabilities assumed, contract assets and liabilities, certain lease related assets and liabilities, and indemnification assets. During the fourth quarter of 2024, measurement period adjustments were recorded based on information obtained about facts and circumstances that existed as of the acquisition date and the purchase price allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed was finalized, including the allocation of goodwill to reporting units.

The excess of the purchase price over the fair value of the tangible and intangible net assets acquired and liabilities assumed has been recorded as goodwill. The Acuren Acquisition resulted in recorded goodwill as a result of a higher consideration multiple paid relative to prior similar acquisitions driven by maturity and quality of the operations and industry, including workforce, and how the Company expects to leverage this business within the public capital markets to create additional value for its shareholders. The Company has assigned goodwill amounts of approximately $352.4 million and $513.2 million to the United States and Canada segments, respectively. Goodwill is not expected to be to be deductible for tax purposes.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Company expects to finalize the valuation and complete the purchase price allocations (principally in respect of deferred tax aspects) no later than one year from the acquisition date. The following table summarizes the fair value consideration transferred and the estimated fair values of the assets acquired and liabilities assumed at the date of the Acuren Acquisition:

Cash consideration	$1,871,642
Equity consideration	4,000
Total estimated consideration	$1,875,642
Recognized amounts of identifiable assets acquired and liabilities assumed
Cash and cash equivalents	49,456
Accounts receivables, net	270,849
Prepaid and other current assets	9,302
Property, plant and equipment, net	199,760
Lease assets	27,530
Intangible assets, net	775,000
Other assets	13,674
Deferred tax asset	813
Accounts payable	(17,035)
Accrued expenses and other current liabilities	(76,446)
Deferred tax liability	(167,944)
Lease obligations	(54,900)
Other liabilities	(20,016)
Total identifiable net assets	1,010,043
Goodwill	$865,599

As of the acquisition date, the Company made a measurement period adjustment of $1.9 million to trade receivables based on evaluation of collectability. Additionally, the deferred tax liability amount has been reduced by $23.4 million to reflect an overstated step-up in the estimated value for property, plant and equipment acquired.

As part of the purchase price allocation, the Company determined the identifiable intangible assets included customer relationships, tradenames and trademarks, and technology. The fair value of the customer relationships and tradenames and trademarks was estimated using variations of the income approach. Specifically, the multi-period excess earnings method was utilized to estimate the fair value of the customer relationships and the relief from royalty method was utilized to estimate the fair value of the tradenames and trademarks. The customer relationships intangible asset pertains to ASP Acuren’s non-contractual relationships with its customers. Tradenames and trademarks relate to the individual acquired subsidiaries’ names and overall consolidated group name and related industry recognition. The cash flow projections were discounted using rates ranging from 10.7% to 11.0%. The cash flows were based on estimates used to price the transaction, including market participant considerations. The discount rates applied to the cash flows were benchmarked with reference to the implied rate of return from the transaction model and the weighted average cost of capital. The fair value of existing technology was estimated under the replacement cost approach, which is based on the cost of a market participant to reconstruct a new asset with equivalent utility. Technology represents ASP Acuren’s advanced inspection technology.

The following table summarizes the fair value of the identifiable intangible assets:

Customer relationships	$670,000
Tradenames and trademarks	100,000
Technology	5,000
Total intangible assets	$775,000

The estimated useful lives over which the intangible assets will be amortized are as follows: customer relationships (15 years), tradenames and trademarks (15 years), and technology (5 years).

The fair value of property, plant and equipment was estimated using the cost approach. The cost approach is based on the estimated amount that currently would be required to replace the service capacity of the asset. The estimated amount is based on the cost to a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Pursuant to the terms of the Merger Agreement, approximately $29.0 million of cash consideration was placed into escrow. The escrow accounts were established for purposes of satisfying any post-closing purchase price adjustments and related expenses as outlined under the Merger Agreement. The escrow account expired during the first quarter of 2025 when the Final Closing Statement (as defined in the Merger Agreement) was determined and settled between the Company and Sellers. Pursuant to the Final Closing Statement, $5.2 million was returned to the Buyers related to a net working capital settlement and adjustment with the balance of the escrow account totaling $23.8 million being released to the Sellers.

In conjunction with a previous acquisition, ASP Acuren was indemnified for certain uncertain tax positions through a funded indemnity escrow account and recognized a liability for an uncertain tax position as well as an indemnification asset as the amount was deemed realizable. In conjunction with the Acuren Acquisition, the Company recognized a liability for an uncertain tax position and an indemnification asset of $12.8 million, which is recorded as a component of other liabilities and other assets, respectively. During the fourth quarter of the Successor period ended December 31, 2024 the Company released $8.4 million of the liability and indemnification asset pursuant to the terms of the previous acquisition agreement.

In conjunction with the Acuren Acquisition, the Company incurred approximately $14.0 million of transaction expenses prior to the closing. These costs were expensed as incurred and recognized in the income statement of Admiral Acquisition Limited prior to the business combination. Since the Predecessor period for purposes of these financial statements was deemed to be the historical results of ASP Acuren, these transaction costs are not presented in the consolidated statement of comprehensive income (loss) for the Predecessor periods. However, these transaction costs are reflected in the Company’s accumulated deficit balance as of July 30, 2024 (Successor). For the period from July 30, 2024 through December 31, 2024 (Successor), the Company incurred approximately $36.0 million of transaction costs in conjunction with or subsequent to the closing of the Acuren Acquisition which were expensed as incurred and included an investment banking success fee in the amount of $11.6 million that was contingent upon the successful closing of the Acuren Acquisition.

For the period from January 1, 2024 through July 29, 2024 (Predecessor), ASP Acuren incurred pre-acquisition transaction costs of approximately $5.2 million of legal and advisory costs recognized in transaction costs in the Predecessor consolidated statement of operations and other comprehensive income (loss). In addition to the transaction costs that were expensed, ASP Acuren incurred and paid investment banking success fees totaling approximately $40.4 million. These fees were contingent upon the successful completion of the Acuren Acquisition and did not include any future service requirements. As such, these costs are presented “on the line” and are not reflected in either Predecessor or Successor consolidated statements of operations and other comprehensive income (loss). “On the line” describes those expenses triggered by the consummation of a business combination that were incurred by the acquiree, that are not recognized in the results of operations of either the Predecessor or Successor as they are not directly attributable to either period but instead were contingent on the business combination.

As a result of a change in control provision for acquiree stock-based awards, certain unvested stock-based awards immediately vested in conjunction with the Acuren Acquisition, resulting in the immediate recognition of compensation expense of approximately $27.8 million (see “Note 17. Share-based Compensation”). As such, both of these costs are presented “on the line” and are not reflected in either Predecessor or Successor consolidated statements of operations and other comprehensive income (loss).

In connection with the Acuren Acquisition, ASP Acuren repaid its existing credit facilities and recognized a loss related to the extinguishment of its existing credit facilities, including the write-off of unamortized borrowing costs, of $9.1 million, which is presented as loss on extinguishment of debt in the Predecessor consolidated statement of operations and other comprehensive income (loss) for the period from January 1, 2024 to July 29, 2024.

The results of operations for ASP Acuren are included in the consolidated financial statements of the Company from the date of the Acuren Acquisition. Total revenues of approximately $463.5 million presented in the Successor consolidated financial statements for the period July 30, 2024 through December 31, 2024 is attributable to ASP Acuren, of which approximately $267.1 million and $197.5 million relate to the Company’s United States and Canada reportable segments, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The following unaudited pro forma consolidated financial information reflects the results of operations of the Company for the year ended December 31, 2024 (Successor) and 2023 (Predecessor) as if the Acuren Acquisition and related financing had occurred as of January 1, 2023, after giving effect to certain purchase accounting and financing adjustments. These amounts are based on financial information of ASP Acuren and is not necessarily indicative of what Company’s operating results would have been had the Acuren Acquisition and related financing taken place on January 1, 2023.

	Successor December 31, 2024	Predecessor December 31, 2023
Net revenue	$1,097,393	$1,050,057
Net loss	(26,075)	(155,315)

Successor and Predecessor periods have been combined in the pro forma results for the year ended December 31, 2024 with pro forma adjustments to adjust for the different basis in accounting between the Successor and the Predecessor. Pro forma adjustments to give effect as of January 1, 2023 include additional depreciation and amortization expense related to the fair value of acquired property and equipment and intangible assets, interest expense under the Company’s $775 million senior loan facility, adjustments for interest and investment income on cash and cash equivalents and investments in marketable securities held by the Company for the year ended December 31, 2024 and 2023 related to the initial IPO proceeds generated and invested until the completion of the Acuren Acquisition, and the proceeds used to complete the Acuren Acquisition concurrently. Further adjustments assume income taxes for the Predecessor and Successor periods were based on a blended U.S. federal and state statutory rate. Total transaction costs of $5.2 million (Predecessor) and $36.0 million (Successor), which were expensed and have been included as a component of selling, general and administrative expenses, were reflected as if the transaction occurred as of January 1, 2023.

Predecessor Period

2024 Acquisitions

From January 1, 2024 through July 29, 2024, the Company acquired three businesses for total aggregate consideration of $47.6 million in cash. The Company recorded an aggregate of $20.8 million of goodwill related to these acquisitions ($14.8 million assigned to the Canadian reporting unit and $6.0 million assigned to the U.S. reporting unit).

2023 Acquisitions

During the year ended December 31, 2023 the Company acquired one business for total consideration of $6.0 million of cash. The Company recorded $2.6 million of goodwill, all of which was assigned to the U.S. reporting unit.

2022 Acquisitions

During the year ended December 31, 2022 the Company acquired two businesses for total consideration of $45.5 million in cash. One acquisition was accounted for as a bargain purchase and as a result, the Company recognized a gain of $12.5 million associated with the acquisition in other income, net on the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2022. The Company believes the bargain purchase gain was primarily the result of the sellers’ desire to exit quickly due to a slowdown in their business and lingering uncertainty in the business surrounding the COVID-19 pandemic, as well as uncertainty around certain of Versa’s tax positions that were not resolved until the sale was completed. Further, with the Company’s existing infrastructure, scale and expertise, the Company believes it has access to the necessary synergies to allow necessary operational improvements to be implemented more efficiently than the seller. The Company recorded $2.0 million of goodwill for the other acquisition. All of this goodwill was assigned to the Canadian reporting unit.

Each acquisition was accounted for under the acquisition method of accounting, with the purchase price allocated based on the fair value to the individual assets acquired and liabilities assumed. The fair value of property, plant and equipment was determined by using the cost approach. The cost approach is based on the amount that currently would be required to replace the service capacity of the asset. The amount is based on the cost to a market participant to acquire or construct a substitute asset of comparable utility, adjusted for obsolescence. The Company engages third-party valuation specialists to assist with preparation of critical assumptions and calculations of the fair value of acquired tangible and intangible assets in connection with significant acquisitions.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

As part of the acquisitions, the Company identified intangible assets consisting of customer relationships and tradenames. The fair values of the acquired customer relationships intangible assets were determined using the income approach. Specifically, the Company used the multi-period excess earning method to estimate the fair value of customer relationships, which utilized the following significant assumptions and inputs: projected financial information, probability of renewal, contributory asset charges, income tax rates, depreciation, and discount rates, resulting in a non-recurring Level 3 fair value measurement. The fair value of the tradename intangible assets was estimated using the relief from royalty method. The relief from royalty method assumes that, in lieu of ownership, a firm would be willing to pay a royalty in order to exploit the related benefits of this asset class. Intangibles acquired in these acquisitions during the period ended July 29, 2024 and the year ended December 31, 2023 were estimated to be $22.2 million and $2.3 million, respectively.

Goodwill is attributable to the workforce of the acquired businesses, the complementary strategic fit and resulting synergies these businesses bring to existing operations, and the opportunities in new markets expected to be achieved from the expanded platform. For the period from January 1, 2024 through July 29, 2024 and for the years ended December 31, 2023 and 2022, goodwill resulting from business acquisitions during those respective periods totaling $1.4 million and $2.6 million, respectively, is deductible for income tax purposes.

The amounts of revenue and operating income (loss) from Predecessor period acquisitions included in the Company’s consolidated statement of operations and comprehensive income (loss) for the period from July 30 to December 31, 2024 (Successor), and January 1 to July 29, 2024 (Predecessor) and the years ended December 31, 2023 and 2022 (Predecessor), are as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Revenue	$11,820	$10,840	$1,438	$17,618
Operating income (loss)	1,173	1,040	421	(3,509)

Note 4. Shareholders’ Equity

Successor Period

The Certificate of Incorporation of the Company dated December 16, 2024, authorized the issuance of 505,000,000 shares, consisting of two classes: 500,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares are designed as “Series A Preferred Stock” (the “Series A Preferred Stock”).

As of December 31, 2024, the Company had 121,476,215 Common stock and 1,000,000 Series A Preferred Stock issued and outstanding.

Series A Preferred Stock

In connection with the Company’s initial IPO on May 22, 2023, the Company issued 1,000,000 shares of Series A Preferred Stock at $10.50 per share. Shares of the Series A Preferred Stock are not mandatorily redeemable and do not embody an unconditional obligation to settle in a variable number of equity shares. As such, shares of Series A Preferred Stock are classified as permanent equity in the accompanying consolidated balance sheets. Shares of Series A Preferred Stock are not unconditionally redeemable or conditionally puttable by the holder for cash.

After the Acuren Acquisition, if the Average Price (as defined in the Certificate of Incorporation) per share of the Common Stock is at least $11.50 for any ten consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive a dividend in the form of shares of Common Stock, equal to 20 percent of the appreciation of the market price of the Common Stock (the “Annual Dividend Amount”). The Annual Dividend Amount will be initially calculated at the end of the calendar year based on the Dividend Price (as defined below) compared to the price of $10.00 per share. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount. For the purposes of determining the Annual Dividend Amount, the Dividend Price is the Average Price per share of Common Stock for the last ten consecutive trading days in the relevant Dividend Period. Upon the liquidation of the Company, an Annual Dividend Amount shall be payable for the shortened Dividend Period and the holders of Series A Preferred Stock shall have the right to a pro rata share (together with holders of the Common Stock) in the distribution of the surplus assets of the Company.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

In the event of a Change of Control occurring at any time after the consummation of the Acuren Acquisition, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend equal to the Change of Control Dividend Amount, payable in shares of Common Stock, which equals the aggregate amount determined by adding together each Annual Dividend Amount that would have been payable for each Dividend Period occurring from the date of the consummation of the Change of Control to the last day of the 10th full Financial Year following the completion of the Acquisition. For the purpose of calculating the Annual Dividend Amount, the appreciated Dividend Price will be determined by multiplying the Change of Control Price by 8% per annum.

Holders of the Series A Preferred Stocks will participate in any dividends on the Common Stock on an as converted basis. In addition, commencing on and after consummation of the Acuren Acquisition, where the Company pays a dividend on its Common Stock, holders of the Series A Preferred Stock will also receive an amount equal to 20 percent of the dividend which would be distributable on 121,476,215 shares of Common Stock. All such dividends on the Series A Preferred Stock will be paid at the same time as the dividends on the Common Stock.

Shares of Series A Preferred Stock will be automatically converted into shares of Common Stock on a one for one basis upon the last day of the tenth full financial year after July 30, 2024 (the “Conversion”). At the option of the holder, each share of Series A Preferred Stock is convertible into one share of Common Stock until the Conversion.

Each holder of Common Stock and Series A Preferred Stock shall be entitled to one vote for each share of Common Stock and Series A Preferred Stock, respectively.

The Company followed ASC 718, Compensation — Stock Compensation to account for the issuance of the Series A Preferred Stock. See “Note 17. Share-Based Compensation” for further discussion.

Warrants

In May 2023, in connection with the Company’s initial IPO, the Company issued 54,975,000 Warrants to the purchasers of both Common Stock and Series A Preferred Stock (including the 25,000 Warrants that were issued to the Independent Non-Founder Directors in connection with their fees). Each Warrant is exercisable until three years after the Acuren Acquisition and entitles a Warrant holder to purchase shares of Common Stock on a four-for-one basis and at an exercise price of $11.50 per share of Common Stock. The Warrants are mandatorily redeemable by the Company at a price of $0.01 should the average market price per share of the Common Stock exceed $18.00 for ten consecutive trading days (subject to any prior adjustment in accordance with the terms of the Warrants). The Warrants expire worthless three years after the Acuren Acquisition, if not exercised or redeemed. Warrants issued with Common Stock were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging and ASC 480, Distinguishing Liabilities from Equity. As of December 31, 2024, the Company had 18,264,876 Warrants outstanding.

2024 Capital Raise

Concurrently with the close of the Acuren Acquisition on July 30, 2024, the Company raised cash proceeds of $666.6 million, net of issuance cost of $3.7 million, from the issuance of 58,259,984 shares of Common Stock at $10.00 per share (the “PIPE Financing”) and early exercise of 36,710,124 Warrants at $10.00 per share of Common Stock (the “Warrant Financing”). Additionally, the Company issued $4.0 million of Common Stock as purchase consideration in conjunction with the Acuren Acquisition.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

In connection with the Warrant Financing, the Company modified certain Warrants in May 2024. The modified Warrants were not considered to be indexed to the Company’s own stock and therefore, accounted for as a derivative. The modified Warrants were initially and subsequently remeasured at their fair value until they were exercised and settled at the close of Acuren Acquisition through the Warrant Financing. A cumulative loss of $3.5 million related to the change in the fair value of modified Warrants from the initial recognition on May 22, 2024 through the final settlement on July 30, 2024 was included in the accumulated deficit of the Successor as of July 30, 2024.

In connection with the PIPE Financing, the Company received commitments from a limited group of institutional shareholders which was accounted as contingent forward contracts, initially and subsequently recognized at their fair value until they were settled through the issuance of the related Common Stock at the close of Acuren Acquisition. A cumulative loss of $15.6 million related to the change in the fair value of the contingent forward contracts from the initial recognition on May 22, 2024 through the final settlement on July 30, 2024 was included in the accumulated deficit of the Successor as of July 30, 2024.

Note 5. Earnings Per Share

Successor Period

For the Successor period, basic earnings per share of Common Stock excludes dilution and is computed by dividing net income (loss) by the weighted average number of shares of Common Stock outstanding during the period. The Company has determined that its Series A Preferred Stock are a class of common shares. Accordingly, the Company used the two-class method of computing earnings per share for Common Stock and Series A Preferred Stock according to participation rights in undistributed earnings. Under this method, net income (loss) is allocated on a pro rata basis to the holders of Common Stock and Series A Preferred Stock .

The following table sets forth the computation of basic and diluted earnings per share of Common Stock and Series A Preferred Stock using the two-class method. The application of the two-class method yields the same dilutive effects applying if-converted to the Series A Preferred Stock given 1:1 participation:

2024
Successor July 30 to December 31
Basic Shares:
Numerator:
Net loss	$(105,452)
Loss allocated to Series A Preferred Stock	861
Net loss allocated to holders of Common Stock	$(104,591)

Denominator:
Weighted average Common Stock outstanding – basic	121,454,845
Weighted average Series A Preferred Stock outstanding – basic	1,000,000
Basic loss per Common Stock	$(0.86)
Basic loss per Series A Preferred Stock	$(0.86)

Dilutive Shares:
Numerator:
Net loss allocated to holders of Common Stock	$(104,591)
Add back: Loss allocated to holders of Series A Preferred Stock	(861)
Net loss available to Common Stock	$(105,452)
Denominator:
Weighted average Common Stock outstanding – basic	121,454,845
Add: dilutive securities
Share Options	—
Warrants	—
Restricted Stock Units	—
Series A Preferred Stock	1,000,000
Weighted average Common Stock outstanding – diluted	122,454,845
Weighted average Series A Preferred Stock outstanding – diluted	1,000,000
Diluted loss per Common Stock	$(0.86)
Diluted loss per Series A Preferred Stock	$(0.86)

For the Successor period ended December 31, 2024, the Company excluded the following potential dilutive shares from the computation of the diluted earnings per share as the impact would be anti-dilutive: 125,000 Share Options, 18,264,876 Warrants and 1,605,000 shares of unvested RSUs.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Predecessor Period

Basic and diluted earnings per share for the period from January 1 to July 29, 2024 (Predecessor), and years ended December 31, 2023 and 2022 (Predecessor) were calculated as follows:

	2024	2023	2022
	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Basic Shares:
Numerator:
Net income (loss)	$(15,703)	$(6,289)	$20,043
Net income (loss) available to Common Shares	$(15,703)	$(6,289)	$20,043

Denominator:
Weighted average Common Shares Outstanding – basic	5,024,802	5,024,802	5,026,061
Dilutive shares from stock options	—	—	67,663
Weighted average Common Shares outstanding – diluted	5,024,802	5,024,802	5,093,724
Basic income (loss) earnings per Common Share	$(3.13)	$(1.25)	$3.99
Diluted income (loss) earnings per Common Share	$(3.13)	$(1.25)	$3.93

For the Predecessor periods ended July 29, 2024, and December 31, 2023, 228,522 and 100,413 potential dilutive shares related to stock options were excluded from the computation of diluted earnings per share because their effect would be anti-dilutive.

Additionally, the Company had outstanding stock options that were eligible to vest on achievement of certain market thresholds on a change of control. For the Predecessor period ended July 29, 2024 and the years ended December 31, 2023 and 2022, the contingently issuable potential shares are excluded from the computation of basic and diluted earnings per share as the contingency was not met as of the end of each reporting period. These excluded shares are as follows:

	Outstanding as of
	July 29, 2024	December 31, 2023	December 31, 2022
Tranche B Options	180,828	186,933	169,843
Tranche C Options	55,872	55,872	55,872

Note 6. Accounts Receivable

Accounts receivables are recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Accounts receivable consist of the following:

	Successor December 31, 2024	Predecessor December 31, 2023
Accounts receivables	$216,613	$211,097
Unbilled receivables	24,171	24,388
Allowance for credit losses	(4,264)	(2,241)
Total accounts receivables, net	$236,520	$233,244

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Company records an allowance for credit losses for accounts receivable based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, and customer disputes. Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within selling, general and administrative expenses in the consolidated statements of operations and comprehensive income (loss). The following table presents the allowance for credit losses activity:

	Successor December 31, 2024	Predecessor December 31, 2023
Beginning balance	$—	$1,098
Initial allowance for credit losses	1,867	—
Provision	2,703	1,353
Accounts written off	(306)	(226)
Foreign currency translation	—	16
Ending balance	$4,264	$2,241

Note 7. Property, Plant and Equipment

Property, plant and equipment consists of the following:

	Useful Life (years)	Successor December 31, 2024	Predecessor December 31, 2023
Land		$5,950	$5,387
Buildings and leasehold improvements	25	19,308	20,208
Computer, software, and office equipment	3 – 5	2,917	4,669
Machinery and equipment	3 – 10	122,932	167,261
Vehicles	5	53,154	69,305
Construction in progress		6,878	2,904
Total property, plant and equipment		211,139	269,734
Accumulated depreciation		(21,906)	(157,470)
Property, plant and equipment, net		$189,233	$112,264

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Total depreciation expense for property, plant and equipment was recognized as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cost of revenue	$25,282	$22,123	$54,504	$46,137
Selling, general and administrative expenses	237	222	898	1,204
Total depreciation expense	25,519	22,345	55,402	47,341

Note 8. Goodwill

The changes in the carrying amount of goodwill by reportable segment for the Successor period ended December 31, 2024, the Predecessor period ended July 29, 2024, and the Predecessor year ended December 31, 2023, are as follows:

	US	Canada	Total
Balance at December 31, 2022 (Predecessor)	$357,183	$148,218	$505,401
Additions	2,581	—	2,581
Measurement period adjustments	—	(127)	(127)
Currency adjustments	—	3,646	3,646
Balance at December 31, 2023 (Predecessor)	$359,764	$151,737	$511,501
Additions	6,016	14,772	20,788
Measurement period adjustments	—	—	—
Currency adjustments	24	(6,714)	(6,690)
Balance at July 29, 2024 (Predecessor)	$365,804	$159,795	$525,599

Balance at July 30, 2024 (Successor)	—	—	—
Additions (1)	352,666	516,882	869,548
Measurement period adjustments	(314)	(3,635)	(3,949)
Currency adjustments	(64)	(19,596)	(19,660)
Balance at December 31, 2024 (Successor)	$352,288	$493,651	$845,939

(1)	Amounts represent the goodwill attributable to the Acuren Acquisition

Note 9. Intangible Assets

The gross carrying amount and accumulated amortization of intangible assets were as follows:

		Successor December 31, 2024			Predecessor December 31, 2023
	Weighted Avg. Remaining Life (Years)	Gross	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	14.6	$658,783	$(18,298)	$640,485	$266,950	$(77,081)	$189,869
Technology	4.6	4,925	(414)	4,511	87,017	(50,981)	36,036
Tradenames	14.6	98,392	(2,731)	95,661	54,221	(16,078)	38,143
Non-compete agreements		—	—	—	1,758	(1,471)	287
		$762,100	$(21,443)	$740,657	$409,946	$(145,611)	$264,335

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The total weighted-average remaining useful life across all of the Company’s intangibles was 14.5 years as of December 31, 2024. For the Successor period ended December 31, 2024, the Company recorded amortization expense of $21.8 million. For the Predecessor period ended July 29, 2024 and the Predecessor years ended December 31, 2023 and 2022, the Company recorded amortization expense of $23.4 million, $39.4 million and $39.1 million, respectively. Amortization expense is recorded in selling, general, and administrative expense on the consolidated statements of operations and comprehensive income (loss). Estimated amortization expense for the five following fiscal years is as follows:

2025	$51,463
2026	51,463
2027	51,463
2028	51,463
2029	51,053
Thereafter	483,752
$740,657

Note 10. Accrued Expenses and Other Current Liabilities

Accrued expenses and other current liabilities balances consists of the following:

	Successor December 31, 2024	Predecessor December 31, 2023
Accrued salaries, wages and related employee benefits	$33,929	$31,698
Accrued trade payables	4,143	9,584
Accrued indirect taxes	4,398	4,320
Accrued sales discounts	3,899	4,338
Insurance accruals	2,781	2,965
Income taxes payable	2,633	5,430
Other accrued expenses	15,893	7,440
Total accrued expenses and other current liabilities	$67,676	$65,775

Note 11. Fair Value Measurements

The Company performs fair value measurements by determining the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1 —	Unadjusted quoted prices in active markets that are accessible at the measurement dates for identical, unrestricted assets or liabilities.

Level 2 —	Quoted prices for markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3 —	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of their short maturity. The fair values of the Company’s revolving line of credit facilities and long-term debt approximate their carrying value as they are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The fair values of the Company’s finance lease obligations approximates their carrying amounts based on anticipated interest rates which management believes would currently be available to the Company for similar issuances of debt.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The fair value of the Predecessor’s interest rate swap agreements, existing as of Predecessor periods December 31, 2023 and terminated during the Predecessor period ended July 29, 2024, were determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. This fair value measurement is based on inputs that are observable either directly or indirectly and thus represents a Level 2 measurement within the fair value hierarchy. Refer to “Note 13. Financial Instruments” for further details on the accounting treatment of the swap agreements.

Note 12. Debt

The Company’s debt consisted of the following:

	Successor December 31, 2024	Predecessor December 31, 2023
2024 Term loan	$773,063	—
2019 Term loan	—	686,280
Revolving credit facility	—	—
Less: Debt issuance costs	(18,265)	(10,969)
Total debt	754,798	675,311
Less: Current portion	(7,750)	(7,280)
Debt, net of current portion	$747,048	$668,031

2024 Credit Agreement

In connection with the close of the Acuren Acquisition, on July 30, 2024, the Company entered into the New Credit Facility by and among AAL Delaware Holdco, Inc., a wholly-owned subsidiary, as the initial borrower, ASP Acuren Holdings, Inc., as a borrower, and any other subsidiaries of Acuren Corporation from time to time party thereto as borrowers, (the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (the “Credit Agreement”). In conjunction with the Credit Agreement, the Company incurred a $775.0 million seven-year senior secured term loan (the “Term Loan”) under the senior secured term loan facility (the “Term Loan Facility”), which was used to fund a part of the cash portion of the purchase price in the Acuren Acquisition. The Credit Agreement also provides for a $75.0 million five-year senior secured revolving credit facility of which up to $20.0 million can be used for the issuance of letters of credit (the “Revolving Credit Facility,” and together with the Term Loan Facility, represent the “2024 Credit Agreement”).

Term Loan. The interest rate applicable to the Term Loan is, at the Company’s option, either (1) a base rate plus an applicable margin equal to 2.50% or (2) a secured overnight financing rate (adjusted for statutory reserves) (“SOFR”) plus an applicable margin equal to 3.50%. The Company may elect the interest period for the Term Loan to be one, three, or six months or twelve months if agreed to by all applicable term loan lenders. Interest on the Term Loan is payable at the end of each interest period except that, if the interest period exceeds three months, interest is payable every three months. Principal payments on the Term Loan will commence on December 31, 2024 and will be made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031. The Company may prepay the Term Loan in whole or in part at any time without penalty, except that any prepayment in connection with a repricing transaction within six months of July 30, 2024 will be subject to 1% prepayment premium. Additionally, subject to certain exceptions, the Term Loan Facility may be subject to mandatory prepayments using the proceeds from non-ordinary course asset dispositions, proceeds from certain incurrences of debt or commencing in 2026, a portion of Company’s annual excess cash flows based upon certain leverage ratios.

Repricing of Term Loan. On January 31, 2025, the Company entered into the First Amendment to 2024 Credit Agreement, pursuant to which, the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for the secured overnight financing rate. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, interest rate applicable on the revolving credit facility remained the same.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Revolving Credit Facility. The interest rate applicable to borrowings under the Revolving Credit Facility is, at Company’s option, either a base rate plus an applicable margin equal to 2.50% or a secured overnight financing rate (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on Company’s first lien net leverage ratio. The Company is also required to pay letters of credit fees on the amounts of outstanding letters of credit plus a fronting fee to the issuing lender and administration fees. Amounts drawn under each letter of credit bear interest at a rate of 3.50% per annum. Funds available under the Revolving Credit Facility may be used for general corporate purposes. The Revolving Credit Facility matures on July 30, 2029.

Letters of Credit and Surety Bonds.  As of December 31, 2024, the Company had $5.8 million in stand-by letters of credit issued (as a component of the Revolving Credit Facility), but did not withdraw any amount against the letters of credit, and $2.1 million in surety bonds outstanding.

The 2024 Credit Agreement contains certain customary negative operating covenants (certain of which are not applicable depending on net leverage ratios), customary restrictive covenants and other customary provisions relating to events of default, including non-payment of principal, interest or fees, breach of covenants, misrepresentations, insolvency proceedings, cross default to other indebtedness of the Borrowers and its subsidiaries in excess of $40.0 million or judgments from creditors of such amount, change of control, and certain events relating to Employee Retirement Income Security Act (“ERISA”) plans. Solely with respect to the Revolving Credit Facility, the Credit Agreement contains a financial covenant for the First Lien Net Leverage Ratio to exceed 5.85 to 1 to be tested as of the last day of any such fiscal quarter only in the event that the total outstanding (excluding undrawn Letters of Credit) is greater than 35% of the total Revolving Credit Commitment. As of December 31, 2024, the Company was in compliance with the covenants.

Obligations under the 2024 Credit Agreement are guaranteed on a senior secured basis, jointly and severally, by Acuren Corporation and substantially all of its U.S. and Canadian subsidiaries. Amounts borrowed under the 2024 Credit Agreement are secured on a first priority basis by a perfected security interest in substantially all of the present and future property (subject to certain exceptions) of the Borrower and each guarantor.

As of December 31, 2024, the Company had $773.1 million of indebtedness outstanding under the Term Loan. The Company incurred an aggregate of $19.5 million in debt issuance costs for the Term Loan that are amortized using the effective interest method over the life of the Term Loan using an effective interest rate of 9.2%. The Company incurred an additional fee of $5.0 million related to a portion of the commitment of funds by the lenders which expired unused upon closing of the Credit Agreement and thus the fee was included in the accumulated earnings of the Successor as of July 30, 2024. As of December 31, 2024, the unamortized debt issuance cost balance was $18.3 million and is presented as a reduction of the carrying value of the Term Loan in the consolidated balance sheets. For the Successor period ended December 31, 2024, the Company recorded total interest expense of $29.2 million, inclusive of the amount of $1.2 million related to the amortization of debt issuance costs.

The Company incurred an aggregate of $1.9 million in debt issuance costs for the Revolving Credit Facility that are amortized over the five-year term of the revolving Credit Facility on a straight-line basis. As of December 31, 2024, the unamortized debt issuance costs balance was $1.7 million and is presented in “Other assets” in the consolidated balance sheets. For the Successor period ended December 31, 2024, the Company recorded interest expense of $0.2 million associated with the Revolving Credit Facility.

Predecessor Period

2019 Credit Agreement

On December 20, 2019 the Predecessor entered into a credit agreement (“2019 Credit Agreement”). The Credit Agreement was collateralized by all of the Predecessor’s assets. The 2019 Credit Agreement provided for an initial term loan of $430.0 million and was amended on January 23, 2020, November 19, 2021, and August 15, 2023, providing an additional $15.0 million, $100.0 million and $170.0 million of principal under the term loan. The term loan would have matured on January 23, 2027 and provided for interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the type of term loan.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The interest rate was 9.5% and 9.7% through Closing Date and as of December 31, 2023, respectively. As of the Closing Date and December 31, 2023, the balance of the term loan was $679.9 million and $686.3 million, respectively. The term loan was presented net of the deferred financing costs of $8.8 million and $11.0 million as of Closing Date and December 31, 2023, respectively.

Revolving Credit Facility. As of Closing Date and December 31, 2023, the balance of the revolving credit facility was $20.0 million and $0.0 million, respectively. The revolving credit facility had a maturity of October 23, 2026. The revolving credit facility accrued interest as of a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the net leverage ratio, as defined in the agreement, as well as an unutilized fee of 0.5%. As of July 29, 2024, the interest rate on the revolving credit facility was 9.2%.

Letters of Credit. As of December 31, 2023, the Company had issued undrawn letters of credit totaling approximately $5.5 million in connection with various current and expiring insurance policy obligations. The letters of credit reduced the amount available under the Credit Agreement and were considered funded debt for purposes of calculating financial covenants. Fees for letters of credit ranged from 4.0% to 4.5% of the letter of credit amount, depending on the net leverage ratio.

Under the 2019 Credit Agreement, the Predecessor was subject to certain financial and nonfinancial covenants which place restrictions on leverage ratios, among other things. In addition, commencing with the year ending December 31, 2020, the 2019 Credit Agreement required mandatory prepayments of the consolidated excess cash flows, as defined in the agreement, if certain cash flow targets were met. No excess cash flow payments were required through the Closing Date and for the period ended December 31, 2023.

As a result of the Acuren Acquisition, the outstanding amounts under the 2019 Credit Agreement were paid off and the remaining unamortized deferred financing costs of $8.8 million related to the term loan and $0.2 million related to the revolving line of credit were extinguished. For the Predecessor period ended July 29, 2024, the Company recognized a loss of $9.1 million on extinguishment of debt.

Note 13. Financial Instruments

The Company has occasionally used interest rate swap agreements to mitigate interest rate exposure on its variable rate debt. The Company did not designated these derivatives as hedging instruments and reported these agreements at fair value with unrealized gains and losses recorded within interest expense, net within the consolidated statements of operations and comprehensive income (loss) in the reporting period in which the unrealized gains and losses occurred.

During the Successor period ended December 31, 2024, the Company had no interest rate agreements. All historical agreements were terminated during the Predecessor period ended July 29, 2024.

As of December 31, 2023, the Company had two interest rate agreements acting collectively as a collar with an interest rate floor of 0% and an interest rate cap of 1.92% intended to mitigate the Company’s exposure to an increase in its variable interest rate above 2.375% related to an initial notional amount of $333.8 million of its variable rate debt obligations. If the variable interest rate component exceeds the benchmark amount, the intended effect was to convert the variable interest rate of the notional debt amount to a fixed interest rate.

On March 23, 2023, the Company renegotiated, in advance, a new instrument commencing on February 29, 2024, acting as a collar of a notional amount of $400.0 million, with an interest rate floor of 2.2% and an interest rate cap of 5.0% intended to further mitigate the Company’s exposure to increases in its variable interest rates on its term loans. During the year ended December 31, 2024, both interest rate instruments were terminated.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

As of December 31, 2023, the Company recorded the gross value of the interest rate derivatives in the amount of $3.1 million in prepaid expenses and other current assets on its consolidated balance sheets. During the years ended December 31, 2023 and December 31, 2022, the change in the fair value of outstanding interest rate agreements resulted in a net unrealized loss of $7.8 million and unrealized gain of $9.1 million, respectively, which is included within interest expense, net. Additionally, during the years ended December 31, 2023 and 2022 the Company recognized $11.1 million and $1.0 million of realized gains, respectively, relating to interest rate instruments in interest expense, net.

Note 14. Income Taxes

The Company had pre-tax income (loss) as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Domestic	$(128,633)	$(30,305)	$(38,505)	$(6,030)
Foreign	17,925	17,845	34,225	29,481
Total pre-tax income (loss)	$(110,708)	$(12,460)	$(4,280)	$23,451

The provision for income taxes consists of the following:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Current
Federal	$(248)	$—	$8,058	$5,288
State	908	879	2,564	2,017
Foreign	8,099	11,397	15,130	14,414
Total current tax provision	8,759	12,276	25,752	21,719

Deferred
Federal	(9,634)	(5,868)	(14,912)	(9,265)
State	(1,246)	(1,506)	(2,215)	(1,737)
Foreign	(3,135)	(1,659)	(6,616)	(7,048)
Total deferred tax provision	(14,015)	(9,033)	(23,743)	(18,050)
Increase (decrease) in valuation allowance	$—		$—	$(261)
Net deferred tax provision	$(14,015)	$(9,033)	$(23,743)	$(18,311)
Provision (benefit) for income taxes	$(5,256)	$3,243	$2,009	$3,408

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The provision for income taxes differs from the amount computed by applying the statutory federal income tax rate to income as follows:

	2024				2023		2022
	Successor July 30 to December 31		Predecessor January 1 to July 29 (As Restated)		Predecessor January 1 to December 31		Predecessor January 1 to December 31
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
Federal income tax provision at statutory tax rate	(23,249)	21%	(2,617)	21%	(898)	21%	4,925	21%
State income taxes, net of federal benefit	(260)	—%	(1,436)	12%	283	(7)%	581	3%
Foreign tax rate differential	842	(1)%	1,522	(12)%	1,097	(26)%	889	4%
Permanent differences	—	—%	(315)	2%	504	(12)%	87	—%
Meals and entertainment	673	(1)%	877	(7)%	1,496	(35)%	611	3%
Goodwill	—	—%	—	—%	(576)	14%	(576)	(2)%
Transaction costs	2,730	(2)%	(5,154)	41%	—	—%	—	—%
Bargain purchase gain	—	—%	—	—%	—	—%	(2,480)	(11)%
Stock compensation	14,705	(13)%	172	(1)%	309	(7)%	—	—%
Bonus	—	—%	(2,185)	17%	—	—%	—	—%
State rate deferred benefit	—	—%	—	—%	(557)	13%	(828)	(4)%
Foreign deferred rate change	—	—%	—	—%	40	(1)%	33	—%
Change in valuation allowance	—	—%	12,596	(101)%	—	—%	—	—%
Other	(697)	1%	(217)	1%	311	(7)%	166	1%
Provision (benefit) for income taxes	$(5,256)	5%	$3,243	(27)%	$2,009	(47)%	$3,408	15%

Global Intangible Low Taxed Income (“GILTI”) is a tax on income that is earned by certain foreign affiliates owned by a U.S. shareholder. GILTI is generally intended to impose tax on the earnings of a foreign corporation that are deemed to exceed a certain threshold return relative to the underlying business investment. The Company has determined that due to the statutory high tax exception related to foreign earnings, there was no impact of GILTI for the Successor period ended December 31, 2024 and the Predecessor years ended December 31, 2023 and 2022.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Deferred income tax attributes resulting from differences between financial accounting and income tax bases of assets and liabilities are as follows:

	December 31,
	2024 Successor	2023 Predecessor
Deferred income tax assets
Net operating loss carryforward	$16,183	$11,926
Allowance for doubtful accounts	1,030	536
Accrued expenses	1,852	1,832
IRC Sec 163(j) interest carryforward	29,839	15,189
Deferred share based compensation	398	3,315
Pension and workers compensation	1,087	655
Accrued compensation	1,875	944
Tax credits	1,082	1,083
IRC Sec 174 capitalized costs	1,250	1,182
Other	1,103	643
Gross deferred income tax assets	$55,699	$37,305

Deferred income tax liabilities
Property and equipment	(27,520)	(10,967)
Goodwill and other intangibles	(178,086)	(58,457)
Other	—	(807)
Total deferred income tax liabilities	(205,606)	(70,231)
Net deferred income taxes	$(149,907)	$(32,926)

At December 31, 2024 the Company’s net deferred income tax balance within the consolidated balance sheet consisted of long-term deferred tax assets of approximately $0.8 million and long term deferred tax liabilities of approximately $150.7 million. At December 31, 2023, the balance consisted of long term deferred tax assets of approximately $2.4 million and long term deferred tax liabilities of approximately $35.3 million.

The Company evaluated and considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for its deferred tax assets was needed. The deferred tax assets are composed principally of net operating loss carryforwards and 163(j) interest limitation carryforwards. Based on available evidence, the Company recorded a valuation allowance of $12.6 million as of July 29, 2024. As a result of the Admiral acquisition and the new basis of accounting, the Company assessed and determined a valuation allowance was not necessary in the Successor period. The release of the $12.6 million allowance had no impact on the Predecessor or Successor provision (benefit) for income taxes. We will continue to monitor the evidence and the realizability of our deferred tax assets in future periods. Should evidence regarding the realizability of our deferred tax assets change at a future point in time, we will adjust the valuation allowance as required.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

At December 31, 2024 and 2023, the Company had U.S. federal income tax net operating losses (“NOLs”) of approximately $67.9 million and $48.4 million, respectively. At December 31, 2024 and 2023, the Company had U.S. state income tax NOLs of approximately $14.9 million and $10.8 million, respectively. The federal NOLs do not expire and the state NOLs will begin to expire in 2030. In addition, the Company had foreign NOLs of approximately $1.6 million and $2.3 million at December 31, 2024 and 2023, respectively, which will begin to expire in 2037.

For U.S. federal tax purposes, the tax years 2021 and after remain open and subject to examination. For most U.S. state tax purposes, tax years 2020 and after remain open and subject to examination. For Canadian federal tax purposes, tax years 2020 and after remain subject to examination.

The Company has unrecognized tax benefits of $4.8 million at December 31, 2024 and $15.7 million at December 31, 2023. The following table summarizes the change in the Company’s unrecognized tax benefits, excluding interest and penalties:

	2024		2023
	Successor July 30 to December 31	Predecessor January 1 to July 29 (As Restated)	Predecessor January 1 to December 31
Balance, beginning of period	$13,976	$15,667	$15,667
Additions for tax positions related to the current year	—	—	—
Additions for tax positions from prior years	—	—	—
Reductions for tax positions from prior years	—	—	—
Settlement payments	—	—	—
Statues of limitations expirations	(9,148)	(1,691)	—
Translation and other	—	—	—
Balance, end of period	$4,828	$13,976	$15,667

At November 14, 2022, the Company recorded a $14.5 million unrecognized tax benefit on its balance sheet as long-term tax payable related to the pre-acquisition tax exposures of Versa. The Company is fully indemnified for any future realization of the liability through escrow funding and, as such, has also recorded a long-term asset of $14.5 million. On July 29, 2024, the Company released $1.7 million of the unrecognized tax benefit as a result of the expiration of the statue of limitations. In addition, on December 31, 2024 the Company released an additional $8.4 million of the unrecognized tax benefit related to Versa also as a result of the expiration of the statute of limitations. The corresponding long-term asset of $14.5 million was also reduced by $1.7 million and $8.4 million for the corresponding periods, respectively. In addition, the Company reduced the reserve by an additional $0.7 million as a result of the expiration of the statute of limitations on state tax returns as of December 31, 2024. The Company classifies interest and penalties related to unrecognized tax benefits as a component of income tax expense, which was not significant during the Successor period ending December 31, 2024 and the Predecessor period ending December 31, 2023, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Note 15. Leases

The Company determines if an arrangement is or contains a lease at inception, which is the date on which the terms of the contract are agreed to, and the agreement creates enforceable rights and obligations. Under ASC 842, a contract is or contains a lease when (i) explicitly or implicitly identified assets have been deployed in the contract and (ii) the customer obtains substantially all of the economic benefits from the use of that underlying asset and directs how and for what purpose the asset is used during the term of the contract. The Company also considers whether its service arrangements include the right to control the use of an asset.

The Company leases real estate facilities from unrelated parties under operating lease agreements that have initial terms ranging from 1 to 20 years. The Company also leases vehicles under finance lease agreements with initial terms of four to five years. Accordingly, the Company recognizes a right-of-use (“ROU”) asset representing the right to use an underlying asset and a lease liability representing the obligation to make lease payments over the lease term for substantially all leases with a lease term greater than 12 months.

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Operating lease cost	$3,667	$5,736	$8,813	$7,308
Finance lease cost - amortization of right-of-use assets	4,118	6,010	10,298	7,715
Finance lease cost - Interest on lease liabilities	799	1,005	1,523	836
Short term lease expense	1,171	202	—	—
Variable lease cost	731	1,063	4	8
Total lease cost	$10,486	$14,016	$20,638	$15,867

Operating lease cost is recognized on a straight-line basis over the lease term and is recorded primarily in selling, general, and administrative expenses. Finance lease cost is recognized as a combination of the amortization expense for the ROU assets and interest expense for the outstanding lease liabilities, and results in a front-loaded expense pattern over the lease term. The components of lease expense are as follows:

Supplemental cash flow information related to lease is as follows:

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Cash paid for amounts included in measurement of lease liabilities:
Operating cash outflows - payments on operating leases	3,429	5,990	9,284	5,672
Operating cash outflows - interest payments on finance leases	799	1,005	1,523	836
Financing cash outflows - principal payments on finance leases	3,906	5,745	9,948	7,424

Right-of-use assets obtained in exchange for new lease obligations:
Operating leases	5,575	6,748	6,949	12,400
Finance leases	4,673	5,988	11,049	19,878

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Supplemental balance sheet information related to leases is as follows:

	Successor December 31, 2024	Predecessor December 31, 2023
Operating Leases
Operating lease right-of-use assets, net	$30,001	$22,441

Current portion of operating lease obligations	7,204	7,498
Non-current operating lease obligations	21,838	17,773
Total operating lease liabilities	$29,042	$25,271

Finance Leases
Equipment, net	$28,532	$28,655

Current portion of finance lease obligations	9,824	9,125
Non-current finance lease obligations	18,915	20,288
Total finance lease liabilities	$28,739	$29,413

Weighted-average remaining lease term (years):
Operating leases	5.45	5.25
Finance leases	3.26	3.41

Weighted-average discount rate:
Operating leases	7.32%	6.21%
Finance leases	6.78%	5.89%

Future undiscounted cash flows for each of the next five years and thereafter and reconciliation to the lease liabilities recognized on the consolidated balance sheets is as follows:

Year Ending December 31,	Operating Leases	Finance Leases
2025	$9,034	$11,384
2026	7,503	9,507
2027	5,462	6,411
2028	3,528	3,323
2029	2,678	1,245
Thereafter	7,298	—
Total lease payments	$35,503	$31,870
Less imputed interest	(6,461)	(3,131)
Total present value of lease liabilities	$29,042	$28,739

Note 16. Employee Benefit Plans

Retirement Plans

The Company provides a 401(k) savings plan for eligible U.S. based employees. Employee contributions are discretionary up to the IRS prescribed limits; however, catch up contributions are allowed for employees 50 years of age or older. The plan provides for discretionary employer matching contributions. The Company expensed $2.2 million and $1.5 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $3.1 million and $2.7 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively, for its contributions to this plan which are included in selling, general and administrative expenses.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Company’s Canadian subsidiaries provide registered retirement savings plans (“RRSP”). Employee and employer matching contributions are discretionary. The Company expensed $1.3 million and $1.0 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $1.9 million and $1.8 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively, for its contributions to this plan which are included in selling, general and administrative expenses. The Company provides plans in certain other foreign jurisdictions, however the amounts charged to expense under these plans have not been material for the years ended December 31, 2024, 2023 and 2022.

The Company participates in multiemployer retirement plans that provide defined benefits to certain employees covered by unionized collective bargaining agreements. Such plans are generally administered by the local labor representative of the respective union. The Company expensed $0.2 million and $0.3 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $0.4 million and $0.6 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively, for contributions to these plans on behalf of all its U.S. based unionized employees. The Company’s Canadian operations are inherently highly unionized. The majority of Canadian direct employees belong to the Quality Control Council of Canada (“QCCC”), a union specifically dedicated to NDT professionals. The Company made employer contributions to the QCCC pension on behalf of its employees in the amounts of $6.8 million and $4.7 million in the periods from January 1 to July 29, 2024 (Predecessor) and July 30 to December 31, 2024 (Successor), respectively, and $11.4 million and $11.8 million for the years ended December 31, 2023 and 2022 (Predecessor), respectively. The Company’s U.S. contributions are less than 5% of the total contributions in each plan it participates in. The Company’s percentage of contributions to the plan is not readily available public information. The future cost of these plans is dependent on several factors including the funded status of the plans and the ability of the participating employers to meet their ongoing funding obligations. If the Company voluntarily withdraws or is deemed to partially withdraw, or there is a mass employer withdrawal from the plan, the Company would be obligated to pay additional contributions for its proportionate share of the unfunded vested liability at that time.

Long-Term Incentive Plans

The Company maintains a long-term management incentive bonus plan for select executives and management personnel who are in positions to significantly contribute to operating results. Annual financial goals are established for share awards. Awards are granted in the form of phantom shares subject to service vesting. Phantom shareholders are entitled to a cash payment calculated by multiplying the number of shares awarded by the phantom share value on the vesting date. Payments are in cash only and paid in two installments. The first installment of 50% is paid on the vesting date first anniversary and the second installment of 50% is paid on the vesting date second anniversary. Awards generally vest in three years. The phantom share value is calculated based on a plan defined formula. There were 178 and 221 phantom shares awarded and outstanding at December 31, 2024 and 2023, respectively; of which 132 and 176, respectively, were vested. The Company has recorded $1.1 million and $1.3 million for its long-term management incentive bonus plan liability in “Other liabilities” on the consolidated Balance sheets as of December 31, 2024 and 2023, respectively. Additionally, the Company has recorded $0.3 million related to the incentive bonus plan liability in “Accrued expenses and other current liabilities as of December 31, 2024.

Note 17. Share-Based Compensation

Successor Period

Cash settlement of Tranche C Options

As stipulated in the merger agreement for the Acuren Acquisition, all unvested stock options were immediately vested at the Close Date, including the Tranche C stock options which would not have otherwise become exercisable due to the market condition not being achieved. Both U.S. and Canadian holders of Tranche C stock options (including the director as discussed below) received cash proceeds totaling $7.4 million at the close, which was recognized as day-one compensation expenses recorded in the consolidated statement of operations and other comprehensive income (loss) in the Successor period. See section “—Stock Option Plans and Stock Grants” below for details of the compensation plan.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Series A Preferred Stock

Because the annual dividend amount associated with the Series A Preferred Stock (formerly known as the Founder Preferred Shares of Acuren BVI) is determined based on the market price of the Company’s Common Stock, the Company has determined the Series A Preferred Stock is akin to a market condition award settled in shares. The grant-date fair value of any potential future Annual Dividend amounted to approximately $72.8 million, which was measured using the Monte Carlo method and took into consideration different share price paths. The following table captures the assumptions used in calculating the issuance date fair value:

Number of securities issued	1,000,000
Vesting period	Immediate
Assumed price upon acquisition	$10.00
Probability of winding-up	40.50%
Probability of acquisition	59.50%
Time to acquisition	1.17 years
Volatility (post-Acquisition)	46.47%
Risk free interest rate	3.54%

As the right to the annual dividend amount would only be triggered upon an acquisition, an event not considered probable until consummated, no expense was recognized before then. The Acuren Acquisition met the definition of an acquisition. Therefore, at the Closing Date, the Company recognized a one-time, non-cash compensation expense of approximately $62.3 million, based on their grant-date fair value, net of cash consideration of $10.5 million received from the Founder Entity at the issuance. See “Note 4. Shareholders’ Equity” for further discussion.

Share Options

On May 22, 2023, the Company issued 125,000 share options to its Independent Non-Founder Directors to purchase Common Stock (formerly, Ordinary Shares of Acuren BVI) of the Company (the “Share Options”). The Share Options have an exercise price of $11.50 per share of Common Stock, subject to such adjustment as the Directors consider appropriate in accordance with the terms of the option agreements, and a performance condition of vesting on an acquisition, which is not considered probable until an acquisition has occurred. The grant-date fair value of the share Options was estimated at $1.647 per share. The Acuren Acquisition met the definition of an acquisition and as a result, the Company recognized a one-time, non-cash compensation expenses of $0.2 million.

Restricted Stock Units

Awards of Restricted Stock Units (“RSUs”) are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to vesting. The RSU’s are generally of two types, time-based and market-based and are settled in the shares of the Company’s Common Stock upon vesting. The time-based awards issued to the Company’s employees primarily vest in equal installments over a three-year service period from the date of grant. The time-based RSUs issued to the Company’s directors vest at the end of the anniversary date of their grant date. Subject to the volume weighted average price of the Company’s Common Stock reaching $20 per share over a ten consecutive trading day period before the fifth anniversary of the grant date, the market-based RSUs shall vest upon the later of the first anniversary of the grant date and the calendar day following such a ten-day period.

The grant-date fair value of the time-based awards was determined based on the fair value of the underlying Common Stock on the grant date. The grant-date fair value of the market-based awards was determined using a Monte Carlo simulation method which takes into consideration different stock price paths. The significant assumptions used to determine the fair value include volatility of 35% and a risk-free interest rate of 3.37%.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Below is a summary of the activities of RSUs for the Successor period ended December 31, 2024:

	Time Vesting Units		Market Vesting Units
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Unvested as of July 30, 2024	—	$—	—	$—
Granted	950	10.00	900	5.35
Forfeited	(123)	10.00	(123)	5.35
Units Vested	—	—	—	—
Unvested as of December 31, 2024	827	$10.00	777	$5.35

The Company recognized $1.0 million share-based compensation expense for time-based RSU’s and $0.5 million for market-based RSUs during the Successor period ended December 31, 2024. As of December 31, 2024, the total unrecognized compensation expense for time-based RSUs are $7.2 million, which are expected to be recognized over a weighted average period of approximately 2.5 years. As of December 31, 2024, the total unrecognized compensation expense for market-based RSUs are $3.7 million, which are expected to be recognized over a weighted average period of approximately 2.2 years.

Common Stock Awards

During the Successor period ended December 31, 2024, the Company issued 63,700 shares of fully vested Common Stock to a selected group of employees to retain and reward their employment services and assumed the associated tax liability. As a result, the Company recognized compensation expense of $0.6 million.

Share-based compensation expense recognized for all awards during the Successor period ended December 31, 2024 were recorded in “Selling, general and administrative expenses” in the consolidated statement of operations and other comprehensive income.

Predecessor Period

Stock Option Plans and Stock Grants

On May 17, 2024, the Company reached an agreement with a member of the Company’s Board of Directors to make a one-time cash payment equal to two times the amount of share-based compensation awards entitled at the close of the Acuren Acquisition. In exchange, 42,240 shares of Tranche A Options, 21,120 shares of Tranche B Options, and 12,367 shares of Tranche C Options were forfeited. This transaction resulted in a modification to the share-based compensation awards from equity to liability classification. Because the completion of the Acuren Acquisition was not deemed probable until the actual consummation, no liability was recognized and no change to accounting made as of June 30, 2024. At the close of the Acuren Acquisition, the Company made a total cash payment of $20.8 million to the director to settle the related liability, resulting in incremental compensation expenses of $19.5 million. $17.8 million of the incremental compensation expenses were related to his Tranche A and Tranche B Options where would have become fully vested based on their original vesting conditions. Because the recognition of the expenses was triggered by the consummation of the Acuren Acquisition, they will be presented “on the line” and will not be reflected in either predecessor or successor financial statement periods. The remaining amount was related to his Tranche C Options and recognized as day-one expenses during the successor financial statement period. See further discussion in Successor section above.

On June 20, 2024 (the “Modification Date”), the Company’s Board of Directors decided to accelerate the vesting of all outstanding stock options held by its Canadian employees and make them fully exercisable effective as of June 20, 2024. Stock options that were impacted consisted of 157,844 shares of Tranche A Options, 75,656 shares of Tranche B Options, and 28,824 shares of Tranche C Options. The Company applied the modification accounting under ASC 718 and accounted for the change to the vesting condition of Tranche A Options as a Type I (Probable-to-Probable) modification and the change to Tranche B and C Options as a Type III (Improbable-to-Probable) modification. On the Modification Date, unrecognized compensation expense of $1.2 million related to Tranche A Options was immediately recognized. Additionally, the Company recognized compensation expense of $14.8 million for the aggregated incremental fair value transferred to holders of Tranche A, B, and C Options, measured as of the Modification date, as a result of the acceleration of their vesting.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Subsequent to the modification on June 24, 2024, a significant number of eligible Canadian employees exercised their vested Tranche A, B, and C Options to purchase 262,324 shares of common stock and paid the exercise price with a non-recourse promissory note (“Promissory Note”). The aggregated principal amount of Promissory Notes from employees was $28.3 million, consisting of $19.6 million for exercise prices and $8.7 million for withholding taxes. The Promissory Notes are secured by the equity interest in the common stock, bear interest at the rate of 6% per annum (increased by 3% on an event of default), and are payable on Maturity Date which is defined as the earlier of (i) the date of the closing of (x) the transactions contemplated by that certain Agreement and Plan of Merger, dated May 21, 2024, or (y) any other change of control, (ii) the termination of employment of the Holder, and (iii) the date that is three years from the date of the Promissory Notes. The exercises of these options were not considered substantive until the Promissory Notes were repaid at the close of the Acuren Acquisition on July 30, 2024.

At the close of the Acuren Acquisition on July 30, 2024, Tranche A and B stock options held by U.S. employees and certain Canadian employees whose options were not modified in June 2024 became fully vested based on their original vesting conditions and their Tranche C stock options satisfied the original performance condition but failed to meet the market condition. As a result, the remaining unrecognized compensation expense of $10.0 million associated with these options at the time of the close was immediately recognized. Because the recognition of the expense was triggered by the consummation of the Acuren Acquisition, they will be presented “on the line” and will not be reflected in either predecessor or successor financial statement periods.

For the period ended July 29, 2024 and for the years ended December 31, 2023 and 2022, the Company recorded approximately $17.9 million, $5.0 million, and $2.6 million of stock compensation expense, respectively, which is included in “Selling, general and administrative expenses”.

The Company uses the Black-Scholes option pricing model to determine the fair value of options with service only vesting conditions and the Monte Carlo valuation model to determine the fair value of the option grants with market vesting condition. The following assumptions were used to value the options issued during the years ended December 31, 2023 and 2022 and options modified during the period ended July 29, 2024:

	Predecessor Period ended July 29, 2024	Predecessor Year ended December 31, 2023	Predecessor Year ended December 31, 2022
Weighted average risk-free interest rate	4.20 – 4.90%	3.77 – 5.22%	1.56 – 3.93%
Expected dividend yield	—%	—%	—%
Expected volatility	40%	40 – 50%	40%
Expected life of options (years)	1.50 – 6.04	1.38 – 5.00	5.00

Note 18. Commitments and Contingencies

Legal Proceedings

The Company is involved in matters that involve various claims which have arisen in the normal course of business. The Company does not believe any liabilities that may arise as a result of such claims will have a material adverse effect, individually or in the aggregate, on its business, results of operations, cash flows, or financial condition.

Note 19. Segment Reporting

Operating segments are components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Company has two operating and reportable segments which are the United States and Canada. The Company has operations in the United Kingdom that are not considered material and are included in the United States reportable segment. Each segment is representative of the operations incurred under the respective geographic territory. Both operating segments provide the same services to a similar base of customers.

The Company’s CODM is the chief executive officer. The CODM reviews financial information presented at the U.S. and Canada level for the purposes of allocating resources and evaluating financial performance. The accounting policies of the reportable segments are the same as those described in “Note 1. Summary of Significant Accounting Policies and Practices.” The Company evaluates the performance of its U.S. and Canada segments based primarily on each segment’s revenue, cost of revenue, and gross profit. Total service revenue and cost of revenue include intercompany revenue and profit, which are ultimately eliminated within Corporate & Eliminations.

The CODM uses gross profit and considers budget-to-actual variances on a quarterly basis when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses segment gross profit for evaluating pricing strategy to assess the performance of each segment by comparing the results of each segment with one another and in determining the compensation of certain employees. The CODM has ultimate responsibility for enterprise decisions and making resource allocation decisions for the company and the segments.

The following tables set forth certain financial information for each of the Company’s reportable segments for the periods indicated:

	Successor
	July 30 to December 31, 2024
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$267,136	$197,541	$(1,150)	$463,527
Cost of revenue	208,574	152,424	(1,150)	359,848
Gross profit	58,562	45,117	—	103,679
Depreciation and amortization	28,979	18,334	—	47,313
Total assets	1,172,900	1,034,839	—	2,207,739
Long-lived assets (1)	119,354	69,879	—	189,233

	Predecessor
	January 1 to July 29, 2024
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$363,474	$271,859	$(1,467)	$633,866
Cost of revenue	255,335	218,013	(1,467)	471,881
Gross profit	108,139	53,846	—	161,985
Depreciation and amortization	28,402	17,375	—	45,777

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

	Predecessor
	January 1 to December 31, 2023
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$643,847	$409,150	$(2,940)	$1,050,057
Cost of revenue	498,964	314,510	(2,940)	810,534
Gross profit	144,883	94,640	—	239,523
Depreciation and amortization	60,997	33,821	—	94,818
Total assets	745,925	516,690	—	1,262,615
Long-lived assets (1)	69,926	42,338	—	112,264

	Predecessor
	January 1 to December 31, 2022
	United States	Canada	Corporate & Eliminations	Total
Service revenue	$516,055	$416,042	$(3,771)	$928,326
Cost of revenue	403,463	325,683	(3,771)	725,375
Gross profit	112,592	90,359	—	202,951
Depreciation and amortization	53,236	33,201	—	86,437
Total assets	817,417	482,944	—	1,300,361
Long-lived assets (1)	87,941	46,259	—	134,200

1.	Long-lived assets consists of plant, property and equipment as identified in “Note 7. Plant, Property, and Equipment”

Note 20. Related Parties

On July 30, 2024, the Company entered into a Consulting Services Agreement with Mariposa Capital, LLC, an affiliate of Sir Martin E Franklin. Under this agreement, Mariposa Capital, LLC agreed to provide certain services, including corporate development and consulting services, consulting services with respect to mergers and acquisitions, investor relations services, strategic planning consulting services, capital expenditure allocation consulting services, strategic treasury consulting services and such other services relating to the Company as may from time to time be mutually agreed. In connection with these services, Mariposa Capital, LLC is entitled to receive an annual fee equal to $2.0 million, payable in quarterly installments. The initial term of this agreement will terminate on July 30, 2025 and will be automatically renewed for successive one-year terms unless either party notifies the other party in writing of its intention not to renew this agreement no later than 90 days prior to the expiration of the term. This agreement may only be terminated by the Company upon a vote of a majority of the directors. In the event that this agreement is terminated by the Company, the effective date of the termination will be six months following the expiration of the initial term or a renewal term, as the case may be.

During the Predecessor period ended July 29, 2024 and the Predecessor years ended December 31, 2023 and 2022, the Company was party to an agreement with American Securities, LLC, a related party, for management consulting services including acquisition planning and evaluation, strategic planning, and project management. The Company expensed $2.5 million, $3.4 million, and $3.2 million, respectively, included in “Selling, general, and administrative expenses” in relation to this agreement. This agreement terminated along with the Acuren Acquisition.

As of December 31, 2024, 1,000,000 Series A Preferred Stock and 18,877,500 Common Shares were held by the Founder Entity. Sir Martin E. Franklin, a Founder and Director, is a beneficial owner and the manager of the Founder Entity and, as such, may be considered to have beneficial ownership of all the Founder Entity’s interests in the Company. RAEF Family Trust, of which Robert A.E. Franklin is a grantor, holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 997,150 Common Shares and approximately 185,000 Common Shares issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IX, LLC. James E. Lillie holds a limited liability company interest in Mariposa Acquisition IX, LLC and, as a result, may be deemed to have a pecuniary interest in approximately 1,746,169 Common Shares and approximately 92,500 Common Shares issuable upon conversion of Series A Preferred Stock held by Mariposa Acquisition IX, LLC.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Note 21. Supplemental Disclosures to Consolidated Statements of Cash Flows

Supplemental cash flow information and schedules of non-cash investing and financing activities (in thousands):

	2024		2023	2022
	Successor July 30 to December 31	Predecessor January 1 to July 29	Predecessor January 1 to December 31	Predecessor January 1 to December 31
Supplemental disclosure of cash flow information
Interest paid	$36,984	$32,332	$60,355	$35,910
Income taxes paid	12,334	14,579	29,761	17,403
Supplemental disclosure of non-cash operating, investing, and financing activities:
Equity consideration issued in conjunction with Acuren Acquisition	4,000	—	—	—
Settlement of derivative liability	967	—	—	—
Purchase of property and equipment accrued and not yet paid	1,606	2,434	2,147	1,331

Note 22. Subsequent Events

On January 31, 2025, the Company entered into the First Amendment to 2024 Credit Agreement. See “Note 12. Debt” for further discussion.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Condensed Consolidated Balance Sheets

(amounts in thousands, except par and share data)

(Unaudited)

	Successor
	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	$130,056	$139,134
Accounts receivable, net	257,646	236,520
Prepaid expenses and other current assets	11,441	18,582
Total current assets	399,143	394,236
Property and equipment, net	185,675	189,233
Operating lease right-of-use assets, net	30,724	30,001
Goodwill	876,790	845,939
Intangible assets, net	742,092	740,657
Deferred tax assets	806	765
Other assets	7,128	6,908
Total assets	$2,242,358	$2,207,739
Liabilities and Stockholders’ Equity
Current liabilities
Accounts payable	$18,429	$13,877
Accrued expenses and other current liabilities	73,704	67,676
Current portion of long-term debt	7,731	7,750
Current portion of lease obligations	19,326	17,028
Total current liabilities	119,190	106,331
Long-term debt, net of current portion	743,532	747,048
Non-current lease obligations	42,630	40,753
Deferred tax liabilities	144,830	150,672
Other noncurrent liabilities	13,113	11,763
Total liabilities	1,063,295	1,056,567
Commitments and contingencies (Note 15)
Stockholders’ Equity
Series A Preferred Stock, $0.0001 par value, 1,000,000 shares issued and outstanding	—	—
Common stock, $0.0001 par value, 121,476,215 shares issued and outstanding as of June 30, 2025 and December 31, 2024	12	12
Additional paid-in capital	1,296,618	1,293,638
Accumulated deficit	(133,015)	(106,989)
Accumulated other comprehensive income (loss)	15,448	(35,489)
Total stockholders’ equity	1,179,063	1,151,172
Total liabilities and stockholders’ equity	$2,242,358	$2,207,739

See accompanying notes to unaudited condensed consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Condensed Consolidated Statements of Operations and Comprehensive Income (Loss)

(amounts in thousands, except share and per share data)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	Successor 2025	Predecessor 2024	Successor 2025	Predecessor 2024
Service revenue	$313,925	$309,292	$548,140	$532,354
Cost of revenue	239,824	228,673	430,370	395,887
Gross profit	74,101	80,619	117,770	136,467
Selling, general and administrative expenses	55,236	60,870	107,694	102,724
Transaction costs	515	—	1,166	—
Income from operations	18,350	19,749	8,910	33,743
Interest expense, net	15,451	17,569	31,458	33,551
Other income, net	(777)	(279)	(1,896)	(286)
Income (loss) before income tax provision	3,676	2,459	(20,652)	478
Income tax provision	3,909	7,909	5,374	7,199
Net loss	(233)	(5,450)	(26,026)	(6,721)
Other comprehensive income (loss):
Foreign currency translation adjustment	48,376	(3,260)	50,937	(12,838)
Total other comprehensive income (loss)	48,376	(3,260)	50,937	(12,838)
Total comprehensive income (loss)	$48,143	$(8,710)	$24,911	$(19,559)

Basic and diluted loss per share:
Common stock	$(0.00)	$—	$(0.21)	$—
Series A Preferred Stock	$(0.00)	$—	$(0.21)	$—
Common shares	$—	$(1.08)	$—	$(1.34)
Weighted-average shares outstanding:
Common stock, basic	121,476,215	—	121,476,215	—
Common stock, diluted	122,476,215	—	122,476,215	—
Series A Preferred Stock, basic and diluted	1,000,000	—	1,000,000	—
Common shares, basic and diluted	—	5,024,802	—	5,024,802

See accompanying notes to unaudited condensed consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Condensed Consolidated Statements of Stockholders’ Equity

(amounts in thousands, except share data)

(Unaudited)

	Successor
	Common Stock		Series A Preferred Stock		Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Shares	Amount	Capital	Deficit	Income (Loss)	Total
Balances at December 31, 2024	121,476,215	$12	$1,000,000	$—	$1,293,638	$(106,989)	$(35,489)	$1,151,172
Net loss	—	—	—	—	—	(25,793)	—	(25,793)
Share-based compensation expense	—	—	—	—	1,107	—	—	1,107
Other comprehensive income	—	—	—	—	—	—	2,561	2,561
Balances at March 31, 2025	121,476,215	$12	$1,000,000	$—	$1,294,745	$(132,782)	$(32,928)	$1,129,047
Net loss	-	—	—	—	—	(233)	—	(233)
Share-based compensation expense	-	—	—	—	1,873	—	—	1,873
Other comprehensive income	-	—	—	—	—	—	48,376	48,376
Balances at June 30, 2025	121,476,215	$12	$1,000,000	$—	$1,296,618	$(133,015)	$15,448	$1,179,063

	Predecessor
	Common Shares		Treasury	Additional Paid-In	Accumulated	Accumulated Other Comprehensive
	Shares	Amount	Stock	Capital	Earnings	Loss	Total
Balances at December 31, 2023	5,024,802	$50	$(1,029)	$366,327	$17,447	$(796)	$381,999
Net loss	—	—	—	—	(1,271)	—	(1,271)
Share-based compensation expense	—	—	—	897	—	—	897
Other comprehensive loss	—	—	—	—	—	(9,578)	(9,578)
Balances at March 31, 2024	5,024,802	$50	$(1,029)	$367,224	$16,176	$(10,374)	$372,047
Net loss	—	—	—	—	(5,450)	—	(5,450)
Share-based compensation expense	—	—	—	16,799	—	—	16,799
Other comprehensive loss	—	—	—	—	—	(3,260)	(3,260)
Balances at June 30, 2024	5,024,802	$50	$(1,029)	$384,023	$10,726	$(13,634)	$380,136

See accompanying notes to unaudited condensed consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Condensed Consolidated Statements of Cash Flows

(amounts in thousands)

(Unaudited)

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024
Cash flows from operating activities:
Net loss	$(26,026)	$(6,721)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation expense	31,912	18,712
Amortization expense	26,224	20,051
Non-cash lease expense	5,139	6,070
Share-based compensation expense	2,980	17,696
Amortization of deferred financing costs	1,682	2,043
Accrued contingent consideration	2,049	527
Fair value adjustments on interest rate derivatives	—	3,102
Deferred taxes	(11,718)	(5,401)
Other	(744)	(654)
Changes in operating assets and liabilities, net of effects of acquisitions:
Accounts receivable	(12,636)	(46,084)
Prepaid expenses and other current assets	8,388	(4,991)
Accounts payable	974	(7,052)
Accrued expenses and other current liabilities	3,434	3,183
Operating lease obligations	(4,904)	(6,369)
Other assets and liabilities	(449)	(2,866)
Net cash provided by (used in) operating activities	26,305	(8,754)

Cash flows from investing activities:
Purchases of property and equipment	(12,494)	(11,321)
Proceeds from sale of property and equipment	743	974
Acquisitions of businesses, net of cash acquired	(16,656)	(46,280)
Net cash used in investing activities	(28,407)	(56,627)

Cash flows from financing activities:
Proceeds from long-term borrowings	—	30,000
Payments on long-term borrowings	(3,865)	(16,346)
Payment of debt issuance costs	(1,165)	—
Payments on finance lease obligations	(5,278)	(4,904)
Net cash (used in) provided by financing activities	(10,308)	8,750

Net effect of exchange rate fluctuations on cash and cash equivalents	3,332	366
Net change in cash and cash equivalents	(9,078)	(56,265)

Cash and cash equivalents
Beginning of period	139,134	87,061
End of period	$130,056	$30,796

See accompanying notes to unaudited condensed consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Acuren Corporation

Notes to Condensed Consolidated Financial Statements

(table amounts in thousands, except share and per share data)
(Unaudited)

NOTE 1. BASIS OF PRESENTATION AND SIGNIFICANT ACCOUNTING POLICIES

Description of Business

Acuren Corporation (hereinafter referred to as Acuren,” or the “Company”) is a leading provider of critical asset integrity services. Acuren operates primarily in North America serving a broad range of industrial markets, most notably chemical, pipeline, refinery, power generation, oilsands, automotive, aerospace, mining, manufacturing, renewable energy, and pulp and paper. Acuren provides these essential and often compliance-mandated (often at customer locations) services in the industrial space and is focused on the recurring maintenance needs of its customers.

Until its acquisition of ASP Acuren Holdings, Inc. (“ASP Acuren”) on July 30, 2024 (the “Acuren Acquisition”) pursuant to the terms of the related Agreement and Plan of Merger (the “Merger Agreement”), the Company had neither engaged in any operations nor generated any revenues. On July 30, 2024 (the “Closing Date”), the Company completed the Acuren Acquisition and changed its name from Admiral Acquisition Limited. See “Note 2. Business Combinations” for further discussion.

Basis of Presentation

The accompanying interim unaudited condensed consolidated financial statements (the “interim statements”) have been prepared in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) and the rules and regulations of the Securities and Exchange Commission (the “SEC”) and do not include all of the information and footnotes required by U.S. GAAP for complete financial statements as certain information has been condensed or omitted. All intercompany accounts and transactions have been eliminated in consolidation. The results of operations of companies acquired are included from the date of acquisition. In the opinion of management, these interim statements include all adjustments, which are of a normal recurring nature, necessary for a fair statement of the results for the interim periods presented. The results of operations for any interim period are not necessarily indicative of results for the full year. These interim statements should be read in conjunction with the audited consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the period ended December 31, 2024, as filed with the SEC (the “2024 Annual Report”).

Acuren is considered the acquirer of ASP Acuren for accounting purposes and ASP Acuren is the accounting Predecessor. As a result, the Company’s financial statement presentation for the ASP Acuren financial information as of and for the periods presented prior to the Closing Date are labeled “Predecessor”. The Company’s financial statements, including ASP Acuren from the Closing Date are labeled “Successor”. The merger was accounted for as a business combination using the acquisition method of accounting, and the Successor financial statements reflect a new basis of accounting that is based on the fair value of the net assets acquired. Determining the fair value of certain assets and liabilities assumed is judgmental in nature and often involves the use of significant estimates and assumptions. See “Note 2. Business Combinations” for more information on the fair values of assets and liabilities recorded in connection with the Acuren Acquisition.

As a result of the application of the acquisition method of accounting as of the Closing Date, the accompanying interim statements include a black line division which indicates that the Predecessor and Successor reporting entities shown are presented on a different basis and are, therefore, not comparable. The Predecessor and Successor consolidated financial information presented herein is not comparable primarily due to the impacts of the Acuren Acquisition, including the remeasurement of acquired assets and assumed liabilities at fair value in the Successor consolidated financial statements.

The historical financial information of the Company which was, prior to the Acuren Acquisition, an acquisition vehicle, has not been presented in these financial statements as the historical amounts have not been considered meaningful. As an acquisition vehicle, the Company retained and invested the proceeds from its initial public offering (the “IPO”) and the funds were used to pay a portion of the cash consideration for the Acuren Acquisition.

Significant Accounting Policies

The Company’s significant accounting policies are disclosed in “Note 2. Summary of Significant Accounting Policies” in our 2024 Annual Report and are supplemented by the notes included in this Quarterly Report on Form 10-Q (the “Quarterly Report”).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Recent Accounting Pronouncements Not Yet Adopted

The Company has not adopted any new accounting pronouncements since the audited consolidated financial statements for the year ended December 31, 2024. See the 2024 Annual Report for information pertaining to the effects of recently adopted and other recent accounting pronouncements.

NOTE 2. BUSINESS COMBINATIONS

2025 Acquisitions (Successor)

During the six months ended June 30, 2025, the Company completed two business combinations, which were not significant to the interim statements, either individually or in the aggregate. Total net aggregate cash consideration was $16.7 million. The amount of service revenue from these acquisitions included in the Company’s interim statements for the three and six months ended June 30, 2025, was $1.8 million and $3.0 million, respectively. The amount of net income from these acquisitions for the three and six months ended June 30, 2025, was not significant. The Company recorded a total $3.9 million of goodwill related to these acquisitions; $2.5 million was assigned to the U.S. reporting unit and $1.4 million was assigned to the Canadian reporting unit. The Company expects to finalize the purchase price allocation for each of these acquisitions by December 31, 2025.

2024 Acquisitions

Successor Period

On July 30, 2024, the Company completed the Acuren Acquisition, whereby it obtained control of ASP Acuren and concurrently changed its name to Acuren Corporation. The aggregate purchase consideration transferred to the shareholders of ASP Acuren (the “Sellers”) totaled $1.9 billion, which included: i) a cash payment made at the Closing Date of $1.9 billion, of which $5.2 million was subsequently returned to the Company related to a net working capital adjustment and settlement between the Company and Sellers (recognized as a measurement period adjustment) and ii) 0.4 million Acuren British Virgin Islands ordinary shares of the Company with an estimated fair value of $4.0 million.

The Acuren Acquisition was accounted for under the acquisition method of accounting. The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed based upon their estimated fair values, with the exception of deferred income tax assets acquired and liabilities assumed, contract assets and liabilities, certain lease related assets and liabilities, and indemnification assets. The Company finalized the valuation and completed the purchase price allocation as of June 30, 2025 prior to the end of the measurement period.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The following table summarizes the fair value of consideration transferred and the estimated fair values of the assets acquired and liabilities assumed at the Closing Date:

Cash consideration	$1,871,642
Equity consideration	4,000
Total consideration	$1,875,642
Recognized amounts of identifiable assets acquired and liabilities assumed:
Cash and cash equivalents	49,456
Accounts receivables, net	270,849
Prepaid and other current assets	9,302
Property and equipment	199,760
Lease assets	27,530
Intangible assets	775,000
Other assets	13,674
Deferred tax assets	813
Accounts payable	(17,035)
Accrued expenses and other current liabilities	(76,446)
Deferred tax liabilities	(167,944)
Lease obligations	(54,900)
Other liabilities	(20,016)
Total identifiable net assets acquired	1,010,043
Goodwill	$865,599

Predecessor Period

During the six months ended June 30, 2024, the Company completed three business combinations, which were not significant to the interim statements, either individually or in the aggregate. Total cash consideration was $47.6 million. The amount of revenue from these acquisitions included in the Company’s interim statements for the three and six months ended June 30, 2024, was $6.4 million and $7.5 million, respectively. The amount of net income from these acquisitions for the three and six months ended June 30, 2024, was not significant. The Company recorded a total $22.2 million of goodwill related to these acquisitions.

NOTE 3. STOCKHOLDERS’ EQUITY

Successor Period

On December 16, 2024, the Company changed its jurisdiction of incorporation from the British Virgin Islands (“BVI”) to the State of Delaware (the “Domestication”). The business, assets and liabilities of the Company and its subsidiaries were the same immediately after the Domestication as they were immediately prior to the Domestication. As a result of the Domestication, the Company’s ordinary shares and Founder Preferred Shares were converted on a one-to-one basis into shares of common stock and Series A Preferred Stock, respectively, and each holder of a warrant, option or restricted stock unit of the BVI company became a holder of a warrant, option or restricted stock unit of the Delaware company. The number of shares outstanding did not change as a result of the Domestication, and the proportional equity interest of each shareholder remained the same. Shares referred to as ordinary shares and Founder Preferred Shares prior to the Domestication are referred to as common shares and Series A Preferred Shares (“Preferred Shares”), respectively, throughout these unaudited condensed consolidated financial statements.

The Company has authorized shares consisting of two classes: 500,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of preferred stock, $0.0001 par value per share, of which 1,000,000 shares are designated as “Series A Preferred Stock” (the “Series A Preferred Stock”). As of June 30, 2025, the Company had 121,476,215 shares of common stock and 1,000,000 shares of Series A Preferred Stock issued and outstanding.

Series A Preferred Stock

Shares of the Series A Preferred Stock are not mandatorily redeemable and do not embody an unconditional obligation to settle in a variable number of equity shares and are not unconditionally redeemable or conditionally puttable by the holder for cash. As such, shares of Series A Preferred Stock are classified as permanent equity in the accompanying condensed consolidated balance sheets.

After the Acuren Acquisition, once the Average Price (as defined in our certificate of incorporation) of the common stock is at least $11.50 per share for any 10 consecutive trading days, the holders of the Series A Preferred Stock will be entitled to receive an annual dividend in the form of shares of common stock, with such condition having been satisfied during the three months ended March 31, 2025. As a result, the Annual Dividend Amount, as defined below, will be available to the holders of the Series A Preferred Stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

In the first Dividend Period for the year ending December 31, 2025, the annual dividend due to holders of the Series A Preferred Stock will be equal to 20 percent of the appreciation of the market price of the common stock (the “Annual Dividend Amount”) based on the Dividend Price compared to a price of $10.00 per share. For purposes of determining the Annual Dividend Amount, the Dividend Price is the Average Price per share of common stock for the last 10 consecutive trading days in the relevant Dividend Period. In subsequent years, the Annual Dividend Amount will be calculated based on the appreciated Dividend Price compared to the highest Dividend Price previously used in calculating the Annual Dividend Amount.

Upon the liquidation of the Company, an Annual Dividend Amount shall be payable for the shortened Dividend Period and the holders of the Series A Preferred Stock shall have the right to a pro rata share (together with holders of the common stock) in the distribution of the surplus assets of the Company. In the event of a Change of Control, the holders of the Series A Preferred Stock will be entitled to receive, in the aggregate, a one-time dividend equal to the Change of Control Dividend Amount (as defined in our certificate of incorporation).

Holders of the Series A Preferred Stock will participate in any dividends on the common stock on an as converted basis. In addition, if the Company pays a dividend on its common stock, holders of the Series A Preferred Stock will also receive an amount equal to 20 percent of the dividend which would be distributable on 121,476,215 shares of common stock as of June 30, 2025. All such dividends on the Series A Preferred Stock will be paid at the same time as the dividends on the common stock.

Shares of Series A Preferred Stock will be automatically converted into shares of common stock on a one-for-one basis on December 31, 2034 (the “Conversion”). At the option of the holder, each share of Series A Preferred Stock is convertible into one share of common stock until the Conversion. Each holder of the Series A Preferred Stock is entitled to one vote per share on all matters submitted to a vote of stockholders of the Company, voting together with the holders of common stock as a single class.

The Company followed ASC 718, Compensation — Stock Compensation, to account for the issuance of the Series A Preferred Stock. See “Note 17. Share-Based Compensation” in the 2024 Annual Report for further discussion.

Warrants

In May 2023, in connection with the Company’s IPO, the Company issued 54,975,000 Warrants to the purchasers of both common shares and Series A Preferred Shares (including the 25,000 Warrants that were issued to the then independent non-founder directors in connection with their fees). Each Warrant is exercisable until three years after the Acuren Acquisition. The Warrants are exercisable in multiples of four-for-one share of common stock at an exercise price of $11.50 per whole share of common stock.

The Warrants are mandatorily redeemable by the Company at a price of $0.01 should the average market price per share of the common stock exceed $18.00 for 10 consecutive trading days (subject to any prior adjustment in accordance with the terms of the Warrants). The Warrants expire worthless three years after the Acuren Acquisition, if not exercised or redeemed. Warrants issued with common stock were determined to be equity classified in accordance with ASC 815, Derivatives and Hedging, and ASC 480, Distinguishing Liabilities from Equity. As of June 30, 2025, the Company had 18,264,876 Warrants outstanding for approximately 4,566,219 shares of common stock.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NOTE 4. EARNINGS PER SHARE

Successor Period

Net income is allocated between the Company’s common shares and other participating securities based on their participation rights. The Company has determined that its Series A Preferred Stock represent participating securities and are a class of common stock. As such, the Company uses the two-class method of computing earnings per share. Under this method, net income (or loss) is allocated between the holders of common stock and the holders of the Series A Preferred Stock based on their respective participation rights. Given that holders of Series A Preferred Stock participate in net losses on a 1:1 basis with holders of common stock, the allocation of net losses under the two-class method is equivalent to the allocation of net losses that would result under the if-converted method. Consequently, there is no difference between basic and diluted net loss per share of common stock.

The following table sets forth the computations of basic and diluted loss per share of common stock and Series A Preferred Stock using the two-class method and the if-converted method, respectively, for the three and six months ended June 30, 2025.

	Successor
	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Basic shares:
Numerator:
Net loss	$(233)	$(26,026)
Undistributed loss allocated to Series A Preferred Stock	2	212
Net loss available to holders of common stock	$(231)	$(25,814)
Denominator:
Weighted average common stock outstanding – basic	121,476,215	121,476,215
Weighted average Series A Preferred Stock outstanding – basic	1,000,000	1,000,000
Basic loss per common stock	$(0.00)	$(0.21)
Basic loss per Series A Preferred Stock	$(0.00)	$(0.21)

Dilutive shares:
Numerator:
Undistributed loss allocated to common stock	$(231)	$(25,814)
Undistributed loss allocated to Series A Preferred Stock	(2)	(212)
Total undistributed loss	$(233)	$(26,026)
Denominator:
Weighted average common stock outstanding – basic	121,476,215	121,476,215
Add: dilutive securities
Series A Preferred Stock	1,000,000	1,000,000
Weighted average common stock outstanding – diluted	122,476,215	122,476,215
Weighted average Series A Preferred Stock outstanding – diluted	1,000,000	1,000,000
Diluted loss per common stock	$(0.00)	$(0.21)
Diluted loss per Series A Preferred Stock	$(0.00)	$(0.21)

For the three and six months ended June 30, 2025, the Company excluded the following potentially dilutive shares from the computation of diluted loss per common stock as the impact would have been anti-dilutive:

	Successor
	Three Months Ended June 30, 2025	Six Months Ended June 30, 2025
Stock options(1)	—	2,914
Warrants(1)	—	106,451
Time-based RSUs	485,809	367,697
Contingently issuable RSUs	1,703,834	1,703,834
Contingently issuable Series A Preferred Stock dividend(2)	1,577,944	788,972

(1)	For the three months ended June 30, 2025, the stock options and warrants were out of the money.

(2)	See discussion of the Annual Dividend Amount in “Note 3. Stockholders’ Equity.”

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Predecessor Period

Basic and diluted loss per common share for the three and six months ended June 30, 2024 (Predecessor) was calculated as follows:

	Predecessor
	Three Months Ended June 30, 2024	Six Months Ended June 30, 2024
Basic shares:
Numerator:
Net loss available to common shares	$(5,450)	$(6,721)
Denominator:
Weighted average common shares outstanding – basic	5,024,802	5,024,802
Basic loss per common share	$(1.08)	$(1.34)

Dilutive shares from stock options	—	—
Weighted average common shares outstanding – diluted	5,024,802	5,024,802
Diluted loss per common share	$(1.08)	$(1.34)

For the three and six months ended June 30, 2024 (Predecessor), 187,335 and 185,327 potential dilutive shares, respectively, related to stock options were excluded from the computation of diluted loss per common share because their effect would have been anti-dilutive.

Additionally, the Company had outstanding stock options that were eligible to vest on achievement of certain market thresholds upon a change of control. For the three and six months ended June 30, 2024 (Predecessor), the contingently issuable potential shares were excluded from the computation of basic and diluted earnings per share as the contingency was not met as of the end of the reporting period. These excluded shares were as follows:

Outstanding as of June 30, 2024 (Predecessor)
Tranche B Options	180,828
Tranche C Options	55,872

NOTE 5. ACCOUNTS RECEIVABLE

Accounts receivable is recorded net of an allowance for credit losses and includes invoiced and accrued but unbilled revenue. Accounts receivable consist of the following:

	Successor
	June 30, 2025	December 31, 2024
Accounts receivable	$204,555	$216,613
Unbilled receivable	56,281	24,171
Allowance for credit losses	(3,190)	(4,264)
Total accounts receivable, net	$257,646	$236,520

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The Company records an allowance for credit losses for accounts receivable based on management’s expected credit losses. Management’s estimate of expected credit losses is based on its assessment of the business environment, customers’ financial condition, historical collection experience, accounts receivable aging, and customer disputes.

Changes to the allowance for credit losses are adjusted through credit loss expense, which is included within “Selling, general and administrative expenses” in the condensed consolidated statements of operations and comprehensive income (loss).

NOTE 6. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

		Successor
	Useful Life (Years)	June 30, 2025	December 31, 2024
Land		$6,205	$5,950
Buildings and leasehold improvements	25	20,044	19,308
Computer, software and office equipment	3 – 5	3,225	2,917
Machinery and equipment	3 – 10	142,379	122,932
Vehicles	5	60,622	53,154
Construction in progress		5,086	6,878
Total property and equipment		237,561	211,139
Accumulated depreciation		(51,886)	(21,906)
Property and equipment, net		$185,675	$189,233

Total depreciation expense for property and equipment was recognized as follows:

	Three Months Ended June 30,		Six Months Ended June 30,
	Successor 2025	Predecessor 2024	Successor 2025	Predecessor 2024
Cost of revenue	$16,219	$9,481	$31,581	$18,542
Selling, general and administrative expenses	96	38	331	170
Total depreciation expense	$16,315	$9,519	$31,912	$18,712

NOTE 7. GOODWILL

The changes in the carrying amount of goodwill by reportable segment for the six months ended June 30, 2025 (Successor) were as follows:

	US(1)	Canada	Total
Balance at December 31, 2024	$352,288	$493,651	$845,939
Acquisitions	2,499	1,428	3,927
Currency adjustments	274	26,650	26,924
Balance at June 30, 2025	$355,061	$521,729	$876,790

(1)	Includes goodwill attributable to the Company’s operations in the UK.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NOTE 8. INTANGIBLE ASSETS

The gross carrying amounts and accumulated amortization of intangible assets were as follows:

		Successor
		June 30, 2025			December 31, 2024
	Weighted Avg. Remaining Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Customer relationships	14.1	$684,966	$(41,459)	$643,507	$658,783	$(18,298)	$640,485
Tradenames	14.1	100,627	(6,149)	94,478	98,392	(2,731)	95,661
Technology	4.1	5,029	(922)	4,107	4,925	(414)	4,511
		$790,622	$(48,530)	$742,092	$762,100	$(21,443)	$740,657

Amortization expense recognized on intangible assets was $13.2 million and $26.2 million for the three and six months ended June 30, 2025 (Successor), respectively, and $10.2 million and $20.1 million for the three and six months ended June 30, 2024 (Predecessor), respectively.

NOTE 9. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities balances consisted of the following:

	Successor
	June 30, 2025	December 31, 2024
Accrued salaries, wages and related employee benefits	$35,737	$33,929
Accrued trade payables	4,070	4,143
Accrued indirect taxes	6,481	4,398
Accrued sales discounts	3,238	3,899
Accrued insurance	3,976	2,781
Income taxes payable	6,993	2,633
Other accrued expenses	13,209	15,893
Total accrued expenses and other current liabilities	$73,704	$67,676

NOTE 10. FAIR VALUE MEASUREMENTS

The Company performs fair value measurements by determining the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes a three-level hierarchy that prioritizes the inputs used to measure fair value. The three levels of the hierarchy are defined as follows:

Level 1	—	Unadjusted quoted prices in active markets that are accessible at the measurement dates for identical, unrestricted assets or liabilities.

Level 2	—	Quoted prices for markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability.

Level 3	—	Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

If the inputs used to measure the financial assets and liabilities fall within the different levels described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying values of cash and cash equivalents, accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses and other current liabilities approximate their fair values because of their short maturity. The fair values of the Company’s revolving line of credit facilities and long-term debt approximate their carrying value as they are based on current lending rates for similar borrowings, assuming the debt is outstanding through maturity, and considering the collateral. The fair values of the Company’s finance lease obligations approximate their carrying amounts based on anticipated interest rates which management believes would currently be available to the Company for similar issuances of debt.

The fair value of the Predecessor’s interest rate swap agreements, existing during the Predecessor three and six months ended June 30, 2024 and terminated during the Predecessor period ended July 29, 2024, were determined using standard pricing models and market-based assumptions for all significant inputs, such as yield curves and quoted spot and forward exchange rates. This fair value measurement is based on inputs that are observable either directly or indirectly and thus represents a Level 2 measurement within the fair value hierarchy. Refer to “Note 12. Financial Instruments” for further details on the accounting treatment of the swap agreements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NOTE 11. LONG-TERM DEBT

The Company’s long-term debt obligations consisted of the following:

		Successor
	Maturity Date	June 30, 2025	December 31, 2024
Term Loan	July 30, 2031	$769,197	$773,063
Revolving credit facility	July 30, 2029	—	—
Less: Unamortized deferred financing costs		(17,934)	(18,265)
Total debt		751,263	754,798
Less: Current portion		(7,731)	(7,750)
Long-term debt, net of current portion		$743,532	$747,048

2024 Credit Agreement

The Company is party to a credit agreement by and among Acuren Delaware Holdco, Inc. (f/k/a AAL Delaware Holdco, Inc.), a wholly-owned subsidiary, as the initial borrower, Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), as a borrower, and any other subsidiaries of the Company from time to time party thereto as borrowers, (collectively, the “Borrowers”), the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and collateral agent (the “Credit Agreement”). The Credit Agreement provides for a $775.0 million seven-year senior secured term loan (the “Term Loan”) under the senior secured term loan facility (the “Term Loan Facility”) and a $75.0 million five-year senior secured revolving credit facility, of which up to $20.0 million can be used for the issuance of letters of credit (the “Revolving Credit Facility,” and together with the Term Loan Facility, the “Credit Facility”).

The Credit Facility contains certain customary negative operating covenants (certain of which are not applicable depending on net leverage ratios), customary restrictive covenants and other customary provisions relating to events of default, including non-payment of principal, interest or fees, breach of covenants, misrepresentations, insolvency proceedings, cross default to other indebtedness of the Borrowers and its subsidiaries in excess of $40.0 million or judgments from creditors of such amount, change of control, and certain events relating to Employee Retirement Income Security Act plans.

Solely with respect to the Revolving Credit Facility, the Credit Facility contains a financial covenant for the First Lien Net Leverage Ratio to be tested as of the last day of any such fiscal quarter only in the event that the total outstanding (excluding undrawn Letters of Credit) is greater than 35% of the total Revolving Credit Commitment, in which case the First Lien Net Leverage Ratio may exceed 5.85 to 1.00. As of June 30, 2025 (Successor), the Company was in compliance with the covenants under the Credit Facility.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Obligations under the Credit Agreement are guaranteed on a senior secured basis, jointly and severally, by the Company and substantially all of its U.S. and Canadian subsidiaries. Amounts borrowed under the Credit Facility are secured on a first priority basis by a perfected security interest in substantially all of the present and future property (subject to certain exceptions) of the Borrower and each guarantor.

Repricing of Term Loan

On January 31, 2025, the Company entered into the First Amendment to the Credit Agreement, pursuant to which the interest rate margins for the Term Loan decreased from 2.50% to 1.75% for the base rate and from 3.50% to 2.75% for the secured overnight financing rate (“SOFR”), adjusted for statutory reserves. All other material terms of the Credit Agreement, including the aggregate principal amount, repayment terms, and interest rate applicable on the Revolving Credit Facility remained the same. The Company evaluated the change of terms under ASC 470-50, Debt–Modifications and Extinguishments, and concluded the change in terms did not result in significant and consequential changes to the economic substance of the debt and thus resulted in a modification of the debt and not an extinguishment of the debt. As such, the financing costs of $1.2 million were reflected as additional debt issuance costs and are amortized to interest expense over the term of the Term Loan.

As of June 30, 2025 (Successor), the Company had $769.2 million of principal outstanding under the Term Loan. The interest rate applicable to the Term Loan is, at the Company’s option, either: (1) a base rate plus an applicable margin equal to 1.75% or (2) SOFR plus an applicable margin equal to 2.75%. Principal payments on the Term Loan commenced on December 31, 2024, and are made in quarterly installments on the last day of each fiscal quarter in an amount equal to 0.25% of the initial aggregate principal amount of the Term Loan. The Term Loan matures on July 30, 2031.

Issuance of New Fungible Term Loans

On August 4, 2025, in connection with the acquisition of NV5 Global, Inc. (“NV5”), the Company entered into the Second Amendment to the Credit Agreement which includes new fungible term loans in an aggregate principal amount of $875.0 million and increases the aggregate amount of the senior secured revolving credit facility from $75.0 million to $125.0 million. See “Note 19. Subsequent Events” for further discussion.

Revolving Credit Facility

The interest rate applicable to borrowings under the Revolving Credit Facility is, at the Company’s option, either a base rate plus an applicable margin equal to 2.50% or SOFR (adjusted for statutory reserves) plus an applicable margin equal to 3.50%. The unused portion of the Revolving Credit Facility is subject to a commitment fee of 0.375% or 0.50% based on the Company’s first lien net leverage ratio. As of June 30, 2025 (Successor) and December 31, 2024 (Successor), the Company had no amounts outstanding under its Revolving Credit Facility.

Letters of Credit and Surety Bonds

As of June 30, 2025 (Successor), the Company had $5.9 million in stand-by letters of credit issued (as a component of the Revolving Credit Facility), but did not withdraw any amount against the letters of credit. Additionally, the Company had $1.4 million in surety bonds outstanding, which are not a component of the Revolving Credit Facility.

2019 Credit Agreement

On December 20, 2019, the Predecessor entered into a credit agreement (the “2019 Credit Agreement”). The 2019 Credit Agreement was collateralized by all of the Predecessor’s assets. The 2019 Credit Agreement provided for an initial term loan of $430.0 million and was amended on January 23, 2020, November 19, 2021, and August 15, 2023, providing an additional $15.0 million, $100.0 million and $170.0 million of principal under the term loan. The term loan would have matured on January 23, 2027 and provided for interest at a variable rate which consists of the base rate, as defined in the agreement, plus a SOFR-based applicable rate, which can vary between 3.0% and 4.5% depending on the type of term loan.

Under the 2019 Credit Agreement, the Predecessor was subject to certain financial and nonfinancial covenants which place restrictions on leverage ratios, among other things. In addition, commencing with the year ending December 31, 2020, the 2019 Credit Agreement required mandatory prepayments of the consolidated excess cash flows, as defined in the agreement, if certain cash flow targets were met.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

As a result of the Acuren Acquisition, the outstanding amounts under the 2019 Credit Agreement were paid off and the remaining unamortized deferred financing costs related to the revolving line of credit were extinguished.

NOTE 12. FINANCIAL INSTRUMENTS

The Company’s risk management strategy from time to time utilizes interest rate swap agreements to mitigate interest rate exposure on its variable rate debt. The Company has not historically designated these derivatives as hedging instruments and reported these agreements at fair value with unrealized gains and losses recorded within “Interest expense, net” within the condensed consolidated statements of operations and comprehensive income (loss) in the reporting period in which the unrealized gains and losses occurred. During the six months ended June 30, 2024 (Predecessor), all historical agreements were terminated.

NOTE 13. INCOME TAXES

Income taxes are accounted for under the asset and liability method as required by ASC 740, Income Taxes. Deferred income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured at the enacted income tax rates expected to apply in the taxable year that the asset or liability is expected to be recovered or settled.

We recorded income tax expense of $3.9 million and $5.4 million for the three and six months ended June 30, 2025 (Successor), respectively. The effective tax rate, inclusive of discrete items, was 106.3% and (26.0)% for the three and six months ended June 30, 2025 (Successor), which is driven by a combination of the disparity between results of operations as well as the tax jurisdictions across the United States and Canada, and the valuation allowance discussed in further detail below.

We recorded income tax expense of $7.9 million and $7.2 million for the three and six months ended June 30, 2024 (Predecessor), respectively. The effective tax rate, inclusive of discrete items, was 321.6% and 1,506.1% for the three and six months ended June 30, 2024 (Predecessor), respectively, which is primarily driven by Canadian federal and provincial tax rates as well as non-deductible stock compensation expense of $16.8 million recorded during the three months ended June 30, 2024.

The Company evaluated and considered all available evidence, both positive and negative, to determine whether, based on the weight of that evidence, a valuation allowance for its deferred tax assets was needed. The deferred tax assets are composed primarily of net operating loss carryforwards and 163(j) interest limitation carryforwards. The Company primarily relies on reversing tax liabilities to support the realization of its deferred tax assets. Based on available evidence and limitations on interest deductions under the tax law, the Company recorded a valuation allowance of $11.1 million as of June 30, 2025, primarily against the interest expense carryforward. The Company will continue to assess the evidence and the realizability of the deferred tax assets at each reporting date. Should evidence regarding the realizability of the Company’s deferred tax assets change at a future point in time, the Company will adjust the valuation allowance as required.

On July 4, 2025, the “One Big Beautiful Bill Act,” was enacted into law. The legislation includes changes to federal tax law, including the restoration of immediate expensing of domestic research and development (“R&D”) expenditures, reinstatement of 100% bonus depreciation and more favorable rules for determining the limitation on business interest expense, among other changes. Since the enactment occurred after the balance sheet date but before the issuance of the unaudited condensed consolidated financial statements, these changes were not reflected in the income tax provision for the three and six months ended June 30, 2025. The Company is currently evaluating the impact on future periods.

NOTE 14. STOCK-BASED COMPENSATION

Successor Period

Restricted Stock Units

Awards of Restricted Stock Units (“RSUs”) are independent of stock option grants and are generally subject to forfeiture if employment terminates prior to vesting. Forfeitures are recognized as they occur. The Company’s RSU’s consist of three types: time-based units, market-based units and performance-based units, that are settled in shares of the Company’s common stock upon vesting.

The time-based awards issued to the Company’s employees vest in equal installments over a three-year service period from the grant date or cliff vest at the end of a three-year service period from the grant date. The time-based RSUs issued to the Company’s directors vest at the end of the anniversary date of their grant date. The market-based RSUs issued to the Company’s employees vest upon the later of the first anniversary of the grant date and the calendar day following the 10 consecutive trading day period during which the VWAP of the Company’s common stock reaches $20.00 per share, which must be achieved before the fifth anniversary of the grant date. The performance-based RSUs issued to the Company’s employees vest based on the attainment of Adjusted EBITDA targets as outlined in the award grant notice and cliff vest at the end of the three-year performance period.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

The grant-date fair values of the time-based units and the performance-based units were determined based on the fair value of the underlying common stock on the grant date. The grant-date fair value of the market-based units was determined using a Monte Carlo simulation method which takes into consideration different stock price paths. The significant assumptions used to determine the fair value included volatility of 35% and a risk-free interest rate of 3.37%.

Below is a summary of RSU activity for the six months ended June 30, 2025 (Successor):

	Successor
	Time Vesting Units		Market Vesting Units		Performance Vesting
	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value	Number of Units	Weighted Average Grant Date Fair Value
Unvested as of December 31, 2024	827	$10.00	777	$5.35	—	$—
Granted	564	9.19	—	—	1,103	9.19
Forfeited	(150)	9.79	(110)	5.35	(79)	9.19
Units Vested	—	—	—	—	—	—
Unvested as of June 30, 2025	1,241	$9.66	667	$5.35	1,024	$9.19

Share-based compensation expense is recorded in “Selling, general and administrative expenses” in the condensed consolidated statements of operations and comprehensive income (loss). Share-based compensation expense during the three months ended June 30, 2025, was $1.9 million, consisting of $0.9 million for time-based RSU’s, $0.3 million for market-based RSUs and $0.7 million for performance-based RSU’s. Share-based compensation expense during the six months ended June 30, 2025, was $3.0 million, consisting of $1.7 million for time-based RSU’s, $0.6 million for market-based RSUs, and $0.7 million for performance-based RSU’s.

As of June 30, 2025, the total unrecognized compensation expense for time-based RSUs was $9.3 million, which is expected to be recognized over a weighted average period of approximately 2.3 years. As of June 30, 2025, the total unrecognized compensation expense for market-based RSUs was $2.5 million, which is expected to be recognized over a weighted average period of approximately 1.7 years. As of June 30, 2025, the total unrecognized compensation expense for performance-based RSUs was $8.7 million, which is expected to be recognized over a weighted average period of approximately 2.8 years.

NOTE 15. COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is involved in matters that involve various claims which have arisen in the normal course of business. The Company does not believe any liabilities that may arise as a result of such claims will have a material adverse effect, individually or in the aggregate, on its business, results of operations, cash flows or financial condition.

NOTE 16. SEGMENT REPORTING

The following tables set forth certain financial information for each of the Company’s reportable segments for the periods indicated:

	Three Months Ended June 30, 2025 (Successor)
	United States	Canada	Corporate and Eliminations	Total
Service revenue	$164,079	$150,339	$(493)	$313,925
Cost of revenue	126,251	114,066	(493)	239,824
Gross profit	$37,828	$36,273	$—	$74,101
Depreciation and amortization	18,025	11,512	—	29,537
Total assets	1,143,743	1,098,615	—	2,242,358
Long-lived assets (1)	110,042	75,633	—	185,675

(1)	Long-lived assets consist of property and equipment as identified in “Note 6. Property and equipment.”

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

	Three Months Ended June 30, 2024 (Predecessor)
	United States	Canada	Corporate and Eliminations	Total
Service revenue	$165,623	$144,036	$(367)	$309,292
Cost of revenue	121,544	107,496	(367)	228,673
Gross profit	$44,079	$36,540	$—	$80,619
Depreciation and amortization	11,983	7,687	—	19,670
Total assets	768,684	510,323	—	1,279,007
Long-lived assets (1)	72,472	43,284	—	115,756

(1)	Long-lived assets consist of property and equipment as identified in “Note 6. Property and equipment.”

	Six Months Ended June 30, 2025 (Successor)
	United States	Canada	Corporate and Eliminations	Total
Service revenue	$311,769	$237,311	$(940)	$548,140
Cost of revenue	245,847	185,463	(940)	430,370
Gross profit	$65,922	$51,848	$—	$117,770
Depreciation and amortization	35,902	22,234	—	58,136

	Six Months Ended June 30, 2024 (Predecessor)
	United States	Canada	Corporate and Eliminations	Total
Service revenue	$308,927	$224,191	$(764)	$532,354
Cost of revenue	227,852	168,799	(764)	395,887
Gross profit	$81,075	$55,392	$—	$136,467
Depreciation and amortization	23,924	14,839	—	38,763

NOTE 17. RELATED PARTIES

As of June 30, 2025, 1,000,000 shares of Series A Preferred Stock and 18,877,500 shares of common stock were held by Mariposa Acquisition IX, LLC (the “Founder Entity”). Sir Martin E. Franklin, Co-Chairman, is a beneficial owner and the manager of the Founder Entity and, as such, controls all the Founder Entity’s interests in the Company. Each of Robert A.E. Franklin, the Company’s Co-Chairman and James E. Lillie, a Director of the Company, hold or control a limited liability company interest in the Founder Entity and, as a result, may also be deemed to have a pecuniary interest in it. No dividends on the Series A Preferred Stock have been declared during the six months ended June 30, 2025.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

During the three and six months ended June 30, 2025, the Company incurred advisory fees of $0.5 million and $1.0 million, respectively, that were paid to Mariposa Capital, LLC, an affiliate of the Company’s Co-Chairmen.

During the Predecessor period ended June 30, 2024, the Company was party to an agreement with American Securities, LLC, a related party at that time. The Company expensed $0.9 million and $1.7 million included in “Selling, general and administrative expenses” in relation to this agreement for the three and six months ended June 30, 2024, respectively. This agreement terminated at the closing of the Acuren Acquisition.

NOTE 18. SUPPLEMENTAL CASH FLOW DISCLOSURES

Supplemental cash flow information and schedules of non-cash investing and financing activities for the periods indicated were as follows:

	Six Months Ended June 30,
	Successor 2025	Predecessor 2024
Supplemental disclosure of cash flow information
Interest paid	$28,269	$7,377
Income taxes paid	12,293	16,723
Supplemental disclosure of non-cash operating, investing and financing activities:
Purchases of property and equipment accrued and not yet paid	$2,729	$1,795
Increases in lease assets in exchange for lease liabilities:
Operating leases	$4,464	$6,688
Finance leases	7,512	5,776

NOTE 19. SUBSEQUENT EVENTS

Merger with NV5 and Issuance of New Fungible Term Loans

On August 4, 2025, the Company completed the previously announced acquisition of NV5, a global provider of technology, conformity assessment, consulting solutions and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental and geospatial markets. The aggregate purchase price was approximately $1.7 billion, including the full repayment of NV5’s outstanding debt. On the closing date, the Company paid total consideration consisting of approximately $618.7 million in cash and the issuance of approximately 79.0 million shares of common stock.

Due to the proximity of the transaction closing date to the Company’s filing date of this Quarterly Report, the initial accounting for the NV5 acquisition is incomplete, and therefore the Company is unable to disclose certain information required by ASC 805, Business Combinations, including the provisional amounts recognized as of the acquisition date for each major class of assets acquired, liabilities assumed and goodwill. The Company expects to provide the required disclosures beginning in its Form 10-Q for the quarter ended September 30, 2025.

Also on August 4, 2025, in connection with the acquisition of NV5, the Company entered into the Second Amendment to the Credit Agreement. The Second Amendment amended the Credit Agreement to: (i) include new fungible term loans in an aggregate principal amount of $875.0 million (the “Amendment No. 2 Term Loans”), which increases the aggregate amount of total term loans outstanding under the Credit Agreement from $769.2 million to $1.6 billion, and (ii) increase the aggregate amount of the senior secured revolving credit facility from $75.0 million to $125.0 million. From and after the NV5 closing date, principal payments on the Amendment No. 1 Term Loans (as defined in the Credit Agreement) and the Amendment No. 2 Term Loans, commencing on September 30, 2025, will be made in quarterly installments on the last day of each fiscal quarter equal to $4.1 million, subject to adjustments in accordance with the Credit Agreement. The Amendment No. 2 Term Loans, together with the Amendment No. 1 Term Loans, will mature on July 30, 2031. The proceeds of the Amendment No. 2 Term Loans were used to finance the cash purchase consideration for the NV5 acquisition and pay transaction costs associated with the Second Amendment. All other material terms of the Credit Agreement, as amended by the Second Amendment, remained unchanged.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and the Board of Directors of NV5 Global, Inc.

Hollywood, Florida

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of NV5 Global, Inc. and subsidiaries (the “Company”) as of December 28, 2024 and December 30, 2023, the related consolidated statements of net income and comprehensive income, changes in stockholders’ equity, and cash flows, for each of the three years in the period ended December 28, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 28, 2024 and December 30, 2023, and the results of its operations and its cash flows for each of the three years in the period ended December 28, 2024, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 28, 2024, based on criteria established in Internal Control — Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 21, 2025, expressed an unqualified opinion on the Company’s internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition – Percentage of Completion – Refer to Note 2 to the financial statements

Critical Audit Matter Description

The Company recognizes lump-sum contract revenue over the contract term (“over time”) as the work progresses, which is as services are rendered, because transfer of control to the customer is continuous. The Company’s revenues from lump-sum contracts are recognized on the percentage-of-completion method, based primarily on contract costs incurred to date compared to total estimated costs. The accounting for these contracts involves judgment, particularly as it relates to the process of estimating total costs and profit for each performance obligation. Direct costs are recognized as incurred, and revenues are determined by adding a proportionate amount of the estimated profit to the amount reported as direct costs.

We identified revenue on certain long-term lump-sum contracts identified through our risk assessment procedures as a critical audit matter because of the judgments necessary for management to estimate total costs and profit in order to recognize revenue for certain lump-sum contracts. This required extensive audit effort due to the long-term nature of certain lump-sum contracts and required a high degree of auditor judgment when performing audit procedures to audit management’s estimates of total costs and profit and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management’s estimates of total costs and profit for each performance obligation used to recognize revenue for certain long-term lump-sum contracts included the following, among others:

●	We tested the effectiveness of controls over lump-sum contract revenue, including management’s controls over the estimates of total costs and profit for performance obligations.

●	We selected certain long-term lump-sum contracts and performed the following:

–	Evaluated whether the contracts were properly included in management’s calculation of lump-sum contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfilling the performance obligation.

–	Compared the revenue recognized to the consideration expected to be received based on current rights and obligations under the contracts and any modifications that were agreed upon with the customers.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

–	Tested management’s identification of distinct performance obligations by evaluating whether the underlying services were highly interdependent and interrelated.

–	Tested the accuracy and completeness of the costs incurred to date for each performance obligation.

–	Evaluated the estimates of total cost and profit by:

–	Evaluating management’s ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company’s finance managers, project managers and engineers, and comparing the estimates to management’s work plans, project budgets, and change orders, as applicable.

–	Comparing hours incurred subsequent to fiscal year end to the remaining hours management estimated as of fiscal year end.

–	Comparing management’s estimates for the selected contracts to costs and profits of similar performance obligations, when applicable.

–	Tested the mathematical accuracy of management’s calculation of revenue for each performance obligation.

●	We evaluated management’s ability to estimate total costs and profits accurately by comparing actual costs and profits to management’s historical estimates for performance obligations that have been fulfilled.

/s/ Deloitte & Touche LLP

Miami, Florida

February 21, 2025

We have served as the Company’s auditor since 2015.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

	December 28, 2024	December 30, 2023
Assets
Current assets:
Cash and cash equivalents	$50,361	$44,824
Billed receivables, net	198,569	152,593
Unbilled receivables, net	141,926	111,304
Prepaid expenses and other current assets	20,155	18,376
Total current assets	411,011	327,097
Property and equipment, net	56,722	50,268
Right-of-use lease assets, net	32,099	36,836
Intangible assets, net	206,592	210,659
Goodwill	579,337	549,798
Deferred income tax assets, net	27,277	6,388
Other assets	2,318	3,149
Total Assets	$1,315,356	$1,184,195

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$81,937	$54,397
Accrued liabilities	52,208	47,526
Billings in excess of costs and estimated earnings on uncompleted contracts	56,867	59,373
Other current liabilities	2,493	2,263
Current portion of contingent consideration	5,554	3,922
Current portion of notes payable and other obligations	11,195	9,267
Total current liabilities	210,254	176,748
Contingent consideration, less current portion	7,196	143
Other long-term liabilities	23,284	26,930
Notes payable and other obligations, less current portion	241,608	205,468
Total liabilities	482,342	409,289

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 180,000,000 shares authorized, 65,115,824 and 63,581,020 shares issued and outstanding as of December 28, 2024 and December 30, 2023, respectively	651	636
Additional paid-in capital	538,568	507,779
Accumulated other comprehensive loss	(693)	(18)
Retained earnings	294,488	266,509
Total stockholders’ equity	833,014	774,906
Total liabilities and stockholders’ equity	$1,315,356	$1,184,195

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME

(in thousands, except share data)

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Gross revenues	$941,265	$857,155	$786,778

Direct costs:
Salaries and wages	236,756	215,608	186,806
Sub-consultant services	161,564	150,213	153,641
Other direct costs	59,712	65,088	60,357
Total direct costs	458,032	430,909	400,804

Gross profit	483,233	426,246	385,974

Operating expenses:
Salaries and wages, payroll taxes, and benefits	268,370	226,137	193,488
General and administrative	86,972	67,668	66,114
Facilities and facilities related	23,864	22,891	21,252
Depreciation and amortization	60,593	49,577	38,938
Total operating expenses	439,799	366,273	319,792

Income from operations	43,434	59,973	66,182

Interest expense	(17,181)	(12,970)	(3,808)

Income before income tax benefit (expense)	26,253	47,003	62,374
Income tax benefit (expense)	1,726	(3,279)	(12,401)
Net income	$27,979	$43,724	$49,973

Earnings per share:
Basic	$0.45	$0.72	$0.85
Diluted	$0.44	$0.71	$0.82

Weighted average common shares outstanding:
Basic	61,636,636	60,344,158	59,014,952
Diluted	62,879,073	61,897,301	61,040,741

Comprehensive income:
Net income	$27,979	$43,724	$49,973
Foreign currency translation loss, net of tax	(675)	(18)	—
Comprehensive income	$27,304	$43,706	$49,973

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(in thousands, except share data)

	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained
	Shares	Amount	Capital	Income (Loss)	Earnings	Total
Balance, January 1, 2022	61,656,020	$617	$451,291	$—	$172,812	$624,720
Stock-based compensation	—	—	18,195	—	—	18,195
Restricted stock issuance, net	387,104	4	(4)	—	—	—
Stock issuance for acquisitions	50,076	—	1,352	—	—	1,352
Net income	—	—	—	—	49,973	49,973
Balance, December 31, 2022	62,093,200	621	470,834	—	222,785	694,240
Stock-based compensation	—	—	20,193	—	—	20,193
Restricted stock issuance, net	977,328	10	(10)	—	—	—
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(2,920)	—	(81)	—	—	(81)
Stock issuance for acquisitions	501,988	5	14,846	—	—	14,851
Reclassification of liability-classified awards to equity-classified awards	—	—	1,697	—	—	1,697
Payment of contingent consideration with common stock	11,424	—	300	—	—	300
Other comprehensive loss	—	—	—	(18)	—	(18)
Net income	—	—	—	—	43,724	43,724
Balance, December 30, 2023	63,581,020	636	507,779	(18)	266,509	774,906
Stock-based compensation	—	—	23,287	—	—	23,287
Restricted stock issuance, net	1,320,821	13	(13)	—	—	—
Stock issuance for acquisitions	189,887	2	4,486	—	—	4,488
Reclassification of liability-classified awards to equity-classified awards	—	—	2,429	—	—	2,429
Payment of contingent consideration with common stock	24,096	—	600	—	—	600
Other comprehensive loss	—	—	—	(675)	—	(675)
Net income	—	—	—	—	27,979	27,979
Balance, December 28, 2024	65,115,824	$651	$538,568	$(693)	$294,488	$833,014

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Cash flows from operating activities:
Net income	$27,979	$43,724	$49,973
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	66,611	55,111	44,063
Non-cash lease expense	12,611	13,562	12,813
Provision for doubtful accounts	1,746	1,261	(60)
Stock-based compensation	25,981	22,379	19,326
Change in fair value of contingent consideration	594	(9,280)	2,972
Gain on disposals of property and equipment	(940)	(694)	(328)
Other	137	(125)	—
Deferred income taxes	(21,264)	(26,130)	(18,492)
Amortization of debt issuance costs	741	758	724
Changes in operating assets and liabilities, net of impact of acquisitions:
Billed receivables	(41,317)	7,584	10,212
Unbilled receivables	(26,911)	(15,556)	(3,303)
Prepaid expenses and other assets	1,812	(2,292)	(1,125)
Accounts payable	23,599	(8,938)	(1,673)
Accrued liabilities and other long-term liabilities	(9,140)	(19,745)	(19,901)
Contingent consideration	(1,466)	(1,307)	(800)
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,684)	1,231	(296)
Other current liabilities	231	664	(125)
Net cash provided by operating activities	57,320	62,207	93,980

Cash flows from investing activities:
Cash paid for acquisitions (net of cash received from acquisitions)	(63,919)	(189,345)	(5,908)
Proceeds from sale of assets	684	720	87
Purchase of property and equipment	(16,921)	(17,166)	(15,689)
Net cash used in investing activities	(80,156)	(205,791)	(21,510)

Cash flows from financing activities:
Borrowings from Senior Credit Facility	69,000	188,000	—
Payments of borrowings from Senior Credit Facility	(32,000)	(26,000)	(65,000)
Payments on notes payable	(6,708)	(11,071)	(15,445)
Payments of contingent consideration	(1,724)	(993)	(1,464)
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	—	(81)	—
Net cash provided by (used in) financing activities	28,568	149,855	(81,909)

Effect of exchange rate changes on cash and cash equivalents	(195)	12	—

Net increase (decrease) in cash and cash equivalents	5,537	6,283	(9,439)
Cash and cash equivalents – beginning of period	44,824	38,541	47,980
Cash and cash equivalents – end of period	$50,361	$44,824	$38,541

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Supplemental disclosures of cash flow information:
Cash paid for interest	$16,804	$12,542	$4,220
Cash paid for income taxes, net of refunds	$10,346	$30,326	$29,639

Non-cash investing and financing activities:
Contingent consideration (earn-out)	$11,881	$610	$6,299
Notes payable and other obligations issued for acquisitions	$5,384	$6,333	$2,039
Stock issuance for acquisitions	$4,488	$14,851	$1,352
Reclassification of liability-classified awards to equity-classified awards	$2,429	$1,697	$—
Finance leases	$2,555	$2,289	$2,490
Payment of contingent consideration and other obligations with common stock	$600	$300	$—

See accompanying notes to consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 1 – Organization and Nature of Business Operations

Business

NV5 Global, Inc. and its subsidiaries (collectively, the “Company” or “NV5 Global”) is a provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets, operating nationwide and abroad. The Company’s clients include the U.S. Federal, state and local governments, and the private sector. NV5 Global provides a wide range of services, including, but not limited to:

●	Utility services	●	Commissioning
●	LNG services	●	Building program management
●	Engineering	●	Environmental health & safety
●	Civil program management	●	Real estate transaction services
●	Surveying	●	Energy efficiency & clean energy services
●	Conformity assessment	●	Mission critical services
●	Code compliance consulting	●	3D geospatial data modeling
●	Forensic services	●	Environmental & natural resources
●	Litigation support	●	Robotic survey solutions
●	Ecological studies	●	Geospatial data applications & software
●	MEP & technology design

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The consolidated financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”). The consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

Fiscal Year

The Company reports its financial results on a 52/53-week fiscal year ending on the Saturday closest to December 31st (whether or not in the following calendar year), with interim calendar quarters ending on the Saturday closest to the end of such calendar quarter (whether or not in the following calendar quarter). As a result, fiscal 2024, 2023 and 2022 included 52 weeks.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. These estimates and assumptions are based on management’s most recent assessment of underlying facts and circumstances using the most recent information available. Actual results could differ significantly from these estimates and assumptions, and the differences could be material.

Estimates and assumptions are evaluated periodically and adjusted when necessary. The more significant estimates affecting amounts reported in the consolidated financial statements include the following:

●	Fair value estimates used in accounting for business combinations including the valuation of identifiable intangible assets and contingent consideration,

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

●	Fair value estimates in determining the fair value of our reporting units for goodwill impairment assessment,

●	Revenue recognition over time, and

●	Allowances for uncollectible accounts.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit with financial institutions and investments in high quality overnight money market funds, all of which have maturities of three months or less when purchased. From time to time the Company may be exposed to credit risk with its bank deposits in excess of the Federal Deposit Insurance Corporation insurance limits and with uninsured money market investments. Management believes cash and cash equivalent balances are not exposed to significant credit risk due to the financial position of the depository institutions in which those deposits are held.

Concentration of Credit Risk

Trade receivable balances carried by the Company are comprised of accounts from a diverse client base across a broad range of industries and are not collateralized. The Company did not have any clients representing more than 10% of our gross revenues during 2024, 2023, or 2022; however, 28%, 26% and 28% of the Company’s gross revenues for fiscal years 2024, 2023, and 2022, respectively, are from California-based projects. During fiscal years 2024, 2023, and 2022 approximately 63%, 68% and 64%, respectively, of our gross revenues were attributable to the public and quasi-public sector. Management continually evaluates the creditworthiness of these and future clients and provides for bad debt reserves as necessary.

Fair Value of Financial Instruments

Fair value is defined as the amount that would be received for selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and is measured using inputs in one of the following three categories:

Level 1 measurements are based on unadjusted quoted prices in active markets for identical assets or liabilities that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level 2 measurements are based on quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active or market data other than quoted prices that are observable for the assets or liabilities.

Level 3 measurements are based on unobservable data that are supported by little or no market activity and are significant to the fair value of the assets or liabilities.

The Company considers cash and cash equivalents, accounts receivable, accounts payable, income taxes payable, accrued liabilities, and debt obligations to meet the definition of financial instruments. As of December 28, 2024, and December 30, 2023, the carrying amount of cash and cash equivalents, accounts receivable, accounts payable, income taxes payable, and accrued liabilities approximate their fair value due to the relatively short period of time between their origination and their expected realization or payment. The carrying amounts of debt obligations approximate their fair values as the terms are comparable to terms currently offered by local lending institutions for arrangements with similar terms to industry peers with comparable credit characteristics.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Fair Value of Acquisitions

The Company applies the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) 805, Business Combinations, in the accounting for its acquisitions, which requires recognition of the assets acquired and the liabilities assumed at their acquisition date fair values, separately from goodwill. Goodwill as of the acquisition date is measured as the excess of consideration transferred and the net of the acquisition date fair values of the tangible and identifiable intangible assets acquired and liabilities assumed. The allocation of the purchase price to identifiable intangible assets is based on valuations performed to determine the fair values of such assets as of the acquisition dates. Generally, the Company engages a third-party independent valuation specialist to assist in management’s determination of fair values of tangible and intangible assets acquired and liabilities assumed. The fair values of earn-out arrangements are included as part of the purchase price of the acquired companies on their respective acquisition dates. The Company estimates the fair value of contingent earn-out payments as part of the initial purchase price and records the estimated fair value of contingent consideration as a liability on the consolidated balance sheet. Changes in the estimated fair value of contingent earn-out payments are included in General and Administrative expenses on the Consolidated Statements of Net Income and Comprehensive Income.

Several factors are considered when determining contingent consideration liabilities as part of the purchase price, including whether: (i) the valuation of the acquisitions is not supported solely by the initial consideration paid, and the contingent earn-out formula is a critical and material component of the valuation approach to determining the purchase price; and (ii) the former owners of the acquired companies that remain as key employees receive compensation other than contingent earn-out payments at a reasonable level compared with the compensation of other key employees. The contingent earn-out payments are not affected by employment termination.

The Company reviews and re-assesses the estimated fair value of contingent consideration liabilities on a quarterly basis, and the updated fair value could differ from the initial estimates. The Company measures contingent consideration recognized in connection with business combinations at fair value on a recurring basis using significant unobservable inputs classified as Level 3 inputs. The Company generally uses a Monte Carlo simulation-based option pricing model or probability-weighted approach, based on key inputs requiring significant judgments and estimates to be made by the Company, including projections of future earnings over the earn-out period. Significant increases or decreases to these inputs could result in a significantly higher or lower liability with a higher liability capped by the contractual maximum of the contingent consideration liabilities. Ultimately, the liability will be equivalent to the amount paid, and the difference between the fair value estimate as of the acquisition date and amount paid will be recorded in earnings. See Note 12, Contingent Consideration, for additional information regarding contingent consideration.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Property and Equipment

Property and equipment is stated at cost. Property and equipment acquired in a business combination is stated at fair value at the acquisition date. The Company capitalizes the cost of improvements to property and equipment that increase the value or extend the useful lives of the assets. Normal repair and maintenance costs are expensed as incurred. Depreciation and amortization is computed on a straight-line basis over the following estimated useful lives of the assets. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful lives or the remaining terms of the related lease agreement.

Asset	Depreciation Period (in years)
Office furniture and equipment	4
Computer equipment	3
Survey and field equipment	5 - 15
Leasehold improvements	Lesser of the estimated useful lives or remaining term of the lease

Property and equipment balances are periodically reviewed by management for impairment whenever events or changes in circumstances indicate that the carrying value of the asset may not be recoverable. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. During fiscal years 2024, 2023 and 2022, no impairment charge relating to property and equipment was recognized.

Goodwill and Intangible Assets

Goodwill is the excess of consideration paid for an acquired entity over the amounts assigned to assets acquired, including other identifiable intangible assets and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company’s tangible and identifiable intangible assets and liabilities.

The Company evaluates goodwill annually for impairment on August 1, or whenever events or changes in circumstances indicate the asset may be impaired, using the quantitative method. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include macroeconomic and industry conditions, cost factors, overall financial performance, and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company applies a one-step quantitative test and records the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company determines fair value through multiple valuation techniques, and weights the results accordingly. Subjective and complex judgments are required in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. The Company conducts its annual impairment tests on the goodwill using the quantitative method of evaluating goodwill.

Identifiable intangible assets primarily include customer backlog, customer relationships, trade names, non-compete agreements, and developed technology. Amortizable intangible assets are amortized on either a straight-line basis or sum-of-the-years’ digits basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model.

During fiscal years 2024, 2023 and 2022, no impairment charge relating to goodwill and intangible assets was recognized. See Note 9, Goodwill and Intangible Assets, for further information on goodwill and identified intangibles.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Revenue Recognition

The Company utilizes the contract method under ASC Topic 606, Revenue from Contracts with Customers (“Topic 606”), which allows companies to account for contracts on a contract-by-contract basis. For the Company’s time and materials contracts, it applies the as-invoiced practical expedient, which permits us to recognize revenue as the right to invoice for services performed.

To determine the proper revenue recognition method, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. The majority of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services is not separately identifiable from other promises in the contracts and, therefore, is not distinct.

The Company’s performance obligations are satisfied as work progresses or at a point in time. Revenue on the Company’s cost-reimbursable contracts is recognized over time using direct costs incurred or direct costs incurred to date as compared to the estimated total direct costs for performance obligations because it depicts the transfer of control to the customer. Contract costs include labor, sub-consultant services, and other direct costs. Gross revenues from services transferred to customers over time accounted for 89%, 90%, and 88% of the Company’s revenues during fiscal years 2024, 2023, and 2022, respectively.

Gross revenues recognized under lump-sum contracts were $491,468, $422,878, and $343,538 during the fiscal years 2024, 2023, and 2022, respectively.

Gross revenues from services transferred to customers at a point in time is recognized when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer of the reports and/or analysis performed. Gross revenue from services transferred to customers at a point in time accounted for 11%, 10%, and 12% of the Company’s revenues during fiscal years 2024, 2023, and 2022, respectively.

As of December 28, 2024, the Company had $970,851 of remaining performance obligations, of which $774,314 is expected to be recognized over the next 12 months. Contracts for which work authorizations have been received are included in performance obligations. Performance obligations include only those amounts that have been funded and authorized and does not reflect the full amounts the Company may receive over the term of such contracts. In the case of non-government contracts and project awards, performance obligations include future revenue at contract or customary rates, excluding contract renewals or extensions that are at the discretion of the client. For contracts with a not-to-exceed maximum amount, the Company includes revenue from such contracts in performance obligations to the extent of the remaining estimated amount.

Contract modifications are common in the performance of our contracts. Contracts modified typically result from changes in scope, specifications, design, performance, sites, or period of completion. In most cases, contract modifications are for services that are not distinct, and, therefore, are accounted for as part of the existing contract.

Contract estimates are based on various assumptions to project the outcome of future events. These assumptions are dependent upon the accuracy of a variety of estimates, including engineering progress, achievement of milestones, labor productivity, and cost estimates. Due to uncertainties inherent in the estimation process, it is possible that actual completion costs may vary from estimates. If estimated total costs on contracts indicate a loss or reduction to the percentage of total contract revenues recognized to date, these losses or reductions are recognized in the period in which the revisions are known. The effect of revisions to revenues, estimated costs to complete contracts, including penalties, incentive awards, change orders, claims, and anticipated losses are recorded on the cumulative catch-up basis in the period in which the revisions are identified and the loss can be reasonably estimated. Such revisions could occur in any reporting period and the effects on the results of operations for that reporting period may be material depending on the size of the project or the adjustment. During fiscal years 2024, 2023, and 2022 the cumulative catch-up adjustments for contract modifications were not material.

A significant amount of the Company’s revenues are derived under multi-year contracts. The Company enters into contracts with its clients that contain two principal types of pricing provisions: cost-reimbursable and fixed-unit price.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Cost-reimbursable contracts consist of the following:

●	Time and materials contracts, which are common for smaller scale professional and technical consulting and certification services projects. Under these types of contracts, there is no predetermined fee. Instead, the Company negotiates hourly billing rates and charges the clients based upon actual hours expended on a project. In addition, any direct project expenditures are passed through to the client and are typically reimbursed. These contracts may have an initial not-to-exceed or guaranteed maximum price provision.

●	Cost-plus contracts are the predominant contracting method used by U.S. Federal, state, and local governments. Under these types of contracts, the Company charges clients for its costs, including both direct and indirect costs, plus a negotiated fee. The total estimated cost plus the negotiated fee represents the total contract value.

●	Lump-sum contracts typically require the performance of all of the work under the contract for a specified lump-sum fee, subject to price adjustments if the scope of the project changes or unforeseen conditions arise. Many of the Company’s lump-sum contracts are negotiated and arise in the design of projects with a specified scope and project deliverables. In most cases, we can bill additional fees if the construction schedule is modified and lengthened.

Fixed-unit price contracts typically require the performance of an estimated number of units of work at an agreed price per unit, with the total payment under the contract determined by the actual number of units performed.

Federal Acquisition Regulations (“FAR”), which are applicable to the Company’s federal government contracts and may be incorporated in local and state agency contracts, limit the recovery of certain specified indirect costs on contracts. Cost-plus contracts covered by FAR or certain state and local agencies also may require an audit of actual costs and provide for upward or downward adjustments if actual recoverable costs differ from billed recoverable costs.

Contract Balances

The timing of revenue recognition, billings, and cash collections results in billed receivables, unbilled receivables (contract assets), and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities) on the Consolidated Balance Sheets.

Billed receivables, net represents amounts billed to clients that remain uncollected as of the balance sheet date. The amounts are stated at their estimated realizable value. The Company maintains an allowance for doubtful accounts to provide for the estimated amount of receivables that will not be collected. The allowance is estimated based on management’s evaluation of the contracts involved and the financial condition of clients. Factors the Company considers include, but are not limited to:

●	Client type (governmental or commercial client),

●	Historical performance,

●	Historical collection trends, and

●	General economic conditions.

Billed receivables are generally collected within less than 12 months. The allowance is increased by the Company’s provision for doubtful accounts which is charged against income. All recoveries on receivables previously charged off are included in income, while direct charge-offs of receivables are deducted from the allowance.

Unbilled receivables, net represents recognized amounts pending billing pursuant to contract terms or accounts billed after period end, and are expected to be billed and collected within the next 12 months. Generally, billing occurs subsequent to revenue recognition, resulting in contract assets. Unbilled receivables (contract assets) are generally classified as current.

In certain circumstances, the contract may allow for billing terms that result in the cumulative amounts billed in excess of revenues recognized. “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized on these contracts as of the reporting date. This liability is generally classified as current. During fiscal 2024, the Company performed services and recognized $44,005 of revenue related to its contract liabilities that existed as of December 30, 2023.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Advertising

Advertising costs are charged to expense in the period incurred and amounted to $3,302, $2,767, and $1,977 during fiscal years 2024, 2023, and 2022, respectively, which are included in General and Administrative Expenses on the accompanying Consolidated Statements of Net Income and Comprehensive Income.

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic No. 740 “Income Taxes” (“Topic No. 740”). Deferred income taxes reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and such amounts as measured by tax laws. A valuation allowance against the Company’s deferred tax assets is recorded when it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, management is required to make assumptions and to apply judgment, including forecasting future earnings, taxable income, and the mix of earnings in the jurisdictions in which the Company operates. Management periodically assesses the need for a valuation allowance based on the Company’s current and anticipated results of operations. The need for and the amount of a valuation allowance can change in the near term if operating results and projections change significantly.

The Company recognizes the consolidated financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more likely-than-not threshold, the amount recognized in the consolidated financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. The Company applies the uncertain tax position guidance to all tax positions for which the statute of limitations remains open. The Company’s policy is to classify interest and penalties as income tax expense.

Correction of Previously Issued Financial Statements

As previously disclosed in the Company’s Form-Q for the quarter ended September 28, 2024, the Company identified out of period misstatements related to the estimated time to complete (“ETC”) on acquired percentage-of-completion (“POC”) projects related to the February 2023 acquisition of Continental Mapping Acquisition Corp. and its subsidiaries, including Axim Geospatial, LLC (collectively “Axim”). Incorrect ETCs utilized as part of purchase accounting created a misstatement of the Company’s unbilled receivables, goodwill, intangible assets (customer relationships, backlog, and non-competes), and billings in excess of costs and estimated earnings on uncompleted contracts. Incorrect ETCs further created a misstatement of accounts payable, accrued liabilities, retained earnings, gross revenues, sub-consultant services, gross profit, amortization expense, income before income tax benefit (expense), income tax benefit (expense), net income, and earnings per share in the consolidated financial statements included in the Form 10-K for the period ending December 30, 2023, the interim periods in the Form 10-Qs filed within fiscal year 2023, and the most recently filed Form 10-Qs for the quarters ended March 30, 2024, and June 29, 2024. The Company assessed the materiality of the errors, including the presentation on prior period consolidated financial statements, on a qualitative and quantitative basis in accordance with SEC Staff Accounting Bulletin Topics 1.M and 1.N (formerly No. 99, Materiality), codified in Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections.

Based on this assessment, the Company concluded that these errors and the related impacts did not result in a material misstatement of its previously issued consolidated financial statements as of and for the period ending December 30, 2023 included in its previously filed Annual Report on Form 10-K, the interim periods on the Form 10-Qs filed within fiscal year 2023, and the most recently filed Form 10-Qs for the quarters ended March 30, 2024, and June 29, 2024. However, correcting the cumulative effect of these errors in the three months ended September 28, 2024 would have resulted in a significant effect on the results of operations for the period. Accordingly, the Company revised its historical financial statements prospectively to correct these errors and to facilitate comparisons of the Company’s current results to prior periods. Additionally, comparative prior period amounts in the applicable Notes to the Consolidated Financial Statements have been revised.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Consolidated Balance Sheet

The following tables reflect the effects of the correction on all impacted financial statement line items of the Company’s previously reported Consolidated Financial Statements presented in this Form 10-K:

	December 30, 2023
	As Reported	Adjustments	As Corrected
Assets
Current assets:
Cash and cash equivalents	$44,824	$—	$44,824
Billed receivables, net	152,593	—	152,593
Unbilled receivables, net	113,271	(1,967)	111,304
Prepaid expenses and other current assets	18,376	—	18,376
Total current assets	329,064	(1,967)	327,097
Property and equipment, net	50,268	—	50,268
Right-of-use lease assets, net	36,836	—	36,836
Intangible assets, net	226,702	(16,043)	210,659
Goodwill	524,573	25,225	549,798
Deferred income tax assets, net	—	6,388	6,388
Other assets	3,149	—	3,149
Total assets	$1,170,592	$13,603	$1,184,195

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$54,865	$(468)	$54,397
Accrued liabilities	47,423	103	47,526
Billings in excess of costs and estimated earnings on uncompleted contracts	41,679	17,694	59,373
Other current liabilities	2,263	—	2,263
Current portion of contingent consideration	3,922	—	3,922
Current portion of notes payable and other obligations	9,267	—	9,267
Total current liabilities	159,419	17,329	176,748
Contingent consideration, less current portion	143	—	143
Other long-term liabilities	26,930	—	26,930
Notes payable and other obligations, less current portion	205,468	—	205,468
Deferred income tax liabilities, net	2,837	(2,837)	—
Total liabilities	394,797	14,492	409,289

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, 0.01 par value; $180,000,000 shares authorized, 63,581,020 shares issued and outstanding as of December 30, 2023	636	—	636
Additional paid-in capital	507,779	—	507,779
Accumulated other comprehensive loss	(18)	—	(18)
Retained earnings	267,398	(889)	266,509
Total stockholders’ equity	775,795	(889)	774,906
Total liabilities and stockholders’ equity	$1,170,592	$13,603	$1,184,195

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Consolidated Statement of Net Income and Comprehensive Income

	Fiscal Year Ended
	December 30, 2023
	As Reported	Adjustments	As Corrected
Gross revenues	$861,739	$(4,584)	$857,155

Direct costs:
Salaries and wages	215,608	—	215,608
Sub-consultant services	150,681	(468)	150,213
Other direct costs	65,088	—	65,088
Total direct costs	431,377	(468)	430,909

Gross profit	430,362	(4,116)	426,246

Operating expenses:
Salaries and wages, payroll taxes, and benefits	226,137	—	226,137
General and administrative	67,668	—	67,668
Facilities and facilities related	22,891	—	22,891
Depreciation and amortization	52,486	(2,909)	49,577
Total operating expenses	369,182	(2,909)	366,273

Income from operations	61,180	(1,207)	59,973

Interest expense	(12,970)	—	(12,970)

Income before income tax (expense) benefit	48,210	(1,207)	47,003
Income tax (expense) benefit	(3,597)	318	(3,279)
Net income	$44,613	$(889)	$43,724

Earnings per share:
Basic	$0.74	$(0.02)	$0.72
Diluted	$0.72	$(0.01)	$0.71

Weighted average common shares outstanding:
Basic	60,344,158	—	60,344,158
Diluted	61,897,301	—	61,897,301

Comprehensive income:
Net income	$44,613	$(889)	$43,724
Foreign currency translation losses, net of tax	(18)	—	(18)
Comprehensive income	$44,595	$(889)	$43,706

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Consolidated Statement of Cash Flows

	Fiscal Year Ended
	December 30, 2023
	As Reported	Adjustments	As Corrected
Cash flows from operating activities:
Net income	$44,613	$(889)	$43,724
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	58,020	(2,909)	55,111
Non-cash lease expense	13,562	—	13,562
Provision for doubtful accounts	1,261	—	1,261
Stock-based compensation	22,379	—	22,379
Change in fair value of contingent consideration	(9,280)	—	(9,280)
Gain on disposals of property and equipment	(694)	—	(694)
Other	(125)	—	(125)
Deferred income taxes	(25,709)	(421)	(26,130)
Amortization of debt issuance costs	758	—	758
Changes in operating assets and liabilities, net of impact of acquisitions:			—
Billed receivables	7,584	—	7,584
Unbilled receivables	(15,666)	110	(15,556)
Prepaid expenses and other assets	(2,292)	—	(2,292)
Accounts payable	(8,470)	(468)	(8,938)
Accrued liabilities and other long-term liabilities	(19,848)	103	(19,745)
Contingent consideration	(1,307)	—	(1,307)
Billings in excess of costs and estimated earnings on uncompleted contracts	(3,243)	4,474	1,231
Other current liabilities	664	—	664
Net cash provided by operating activities	62,207	—	62,207

Cash flows from investing activities:
Cash paid for acquisitions (net of cash received from acquisitions)	(189,345)	—	(189,345)
Proceeds from sale of assets	720	—	720
Purchase of property and equipment	(17,166)	—	(17,166)
Net cash used in investing activities	(205,791)	—	(205,791)

Cash flows from financing activities:
Borrowings from Senior Credit Facility	188,000	—	188,000
Payments of borrowings from Senior Credit Facility	(26,000)	—	(26,000)
Payments on notes payable	(11,071)	—	(11,071)
Payments of contingent consideration	(993)	—	(993)
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(81)	—	(81)
Net cash provided by financing activities	149,855	—	149,855
Effect of exchange rate changes on cash and cash equivalents	12	—	12

Net increase in cash and cash equivalents	6,283	—	6,283
Cash and cash equivalents – beginning of period	38,541	—	38,541
Cash and cash equivalents – end of period	$44,824	$—	$44,824

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 3 – Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

Segment Reporting

In November 2023, the FASB issued ASU No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). This ASU updates reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker (“CODM”) and included within each reported measure of a segment’s profit or loss. This ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of the segment’s profit or loss in assessing performance and deciding how to allocate resources. This ASU is effective for annual periods beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Adoption of the ASU is to be applied retrospectively to all prior periods presented in the financial statements. The Company has adopted this ASU which resulted in additional disclosures to Note 18, Reportable Segments.

Accounting Pronouncements Not Yet Adopted

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliations as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company evaluated the impact of adopting ASU 2023-09 and expects it to result in additional disclosures when adopted.

SEC Climate Disclosures

In March 2024, the SEC adopted rules to enhance and standardize disclosures related to the impacts and risks of climate-related matters. Under the new rules, an entity will be required to disclose information about climate-related risks that have materially impacted, or are likely to have a material impact, on its business strategy, results of operations, or financial condition. In addition, certain disclosures related to severe weather events, other natural conditions, and material greenhouse gas emissions will be required in the audited financial statements. This guidance is effective prospectively and is effective for annual periods beginning with the year ending December 31, 2025, or in the case of the Company the fiscal year ending January 3, 2026. On April 4, 2024, the SEC announced that it will stay implementation of its final rule pending the results of a legal challenge.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”). This ASU requires disclosure of specified information about certain costs and expenses. The amendments in this update also provide guidance on the disaggregation of certain expense captions presented on the face of the Company’s income statement into specified categories in the Notes of the Consolidated Financial Statements. The new disclosure requirements are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of adopting ASU 2024-03 on its current disclosures.

Note 4 – Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period, excluding unvested restricted shares. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The effect of potentially dilutive securities is not considered during periods of loss or if the effect is anti-dilutive.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

The weighted average number of shares outstanding in calculating basic earnings per share during fiscal years 2024, 2023, and 2022 exclude 3,023,665, 2,757,440, and 2,970,686 non-vested restricted shares, respectively. During fiscal 2024, 2023, and 2022 there were 1,485, 77,160, and 103,918 weighted average securities which are not included in the calculation of diluted weighted average shares outstanding because their impact is anti-dilutive or their performance conditions have not been met.

The following table represents a reconciliation of the net income and weighted average shares outstanding for the calculation of basic and diluted earnings per share during fiscal years 2024, 2023 and 2022:

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Numerator:
Net income – basic and diluted	$27,979	$43,724	$49,973

Denominator:
Basic weighted average shares outstanding	61,636,636	60,344,158	59,014,952
Effect of dilutive non-vested restricted shares and units	1,161,807	1,455,034	1,963,922
Effect of issuable shares related to acquisitions	80,630	98,109	61,867
Diluted weighted average shares outstanding	62,879,073	61,897,301	61,040,741

Note 5 – Stockholders’ Equity

Stock Split

On September 25, 2024, the Company announced a 4-for-1 forward split (the “Stock Split”) of its common stock, par value $0.01 per share (the “Common Stock”), to be effected through an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Amendment”). The Amendment also effected a proportionate increase in the number of shares of authorized Common Stock and became effective at 4:30 p.m. Eastern Time on October 9, 2024. As a result of the Stock Split, each holder of record of Common Stock as of the close of business on October 9, 2024 received three additional shares of Common Stock after the close of trading on October 10, 2024. Trading in the Common Stock commenced on a split-adjusted basis on October 11, 2024. All current and prior year data impacted by the Stock Split, including, but not limited to, equity awards, number of shares and per share amounts, have been revised to reflect the effect of the Stock Split.

Accumulated Other Comprehensive Loss

The Company’s accumulated other comprehensive loss consists of foreign currency translation adjustments related to the Company’s foreign operations with functional currency other than the U.S. dollar. The after-tax changes in accumulated other comprehensive loss by component were as follows:

Accumulated Other Comprehensive Income
Foreign currency translation adjustments balance, December 30, 2023	$(18)
Other comprehensive income	(675)
Foreign currency translation adjustments balance, December 28, 2024	$(693)

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 6 – Business Acquisitions

2024 Acquisitions

The Company completed eleven acquisitions during 2024. The aggregate purchase price for the eleven acquisitions was $86,852, including $66,053 in cash, $3,059 of promissory notes, $5,859 of the Company’s common stock, and potential earn-outs of up to $17,475 payable in cash and stock, which have been recorded at an estimated fair value of $11,881. The cash portions of the purchase prices and other related costs associated with the transactions were partially financed through the Company’s amended and restated credit agreement (the “Second A&R Credit Agreement” or “Senior Credit Facility”) with Bank of America, N.A. and other lenders party thereto. See Note 11, Notes Payable and Other Obligations, for further detail on the Second A&R Credit Agreement. An option-based model and a probability-weighted approach were used to determine the fair value of the earn-outs, which are generally accepted valuation techniques that embody all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair values of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The 2024 acquisitions will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, prepaid expenses, deferred tax liabilities, and other certain liabilities.

2023 Acquisitions

On April 6, 2023, the Company acquired all of the outstanding equity interests in the Visual Information Solutions commercial geospatial technology and software business (“VIS”) from L3Harris. VIS is a provider of subscription-based software solutions for the analysis and management of software applications and Analytics as a Service (AaaS) solutions. The Company acquired VIS for a cash purchase price of $75,371. The purchase price and other related costs associated with the transaction were financed through the Company’s Second A&R Credit Agreement. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2024 were not material.

On February 22, 2023, the Company acquired all of the outstanding equity interests in Continental Mapping Acquisition Corp. and its subsidiaries, including Axim Geospatial, LLC (collectively “Axim”), a provider of comprehensive geospatial services and solutions addressing critical mission requirements for customers across the defense and intelligence and state and local government sectors. The aggregate purchase price of the acquisition was $139,569, including $119,736 in cash, a $6,333 promissory note, and $13,500 of the Company’s common stock. The cash portion of the purchase price and other related costs associated with the transaction were financed through the Second A&R Credit Agreement. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2024 were not material.

The Company completed five other acquisitions during 2023. The aggregate purchase price for the five acquisitions was $9,477, including $8,000 in cash, $867 of the Company’s common stock, and a potential earn-out of up to $640 payable in cash, which was recorded at an estimated fair value of $610. A probability-weighted approach was used to determine the fair value of the earn-out, which is a generally accepted valuation technique that embodies all significant assumption types. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2024 were not material.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

2022 Acquisitions

The Company completed five acquisitions during 2022. The aggregate purchase price of all five acquisitions was $14,220, including $5,882 in cash, $1,606 of promissory notes, $433 of the Company’s common stock, and potential earn-outs of up to $15,850 payable in cash and stock, which were recorded at an estimated fair value of $6,299. An option-based model was used to determine the fair value of the earn-outs, which is a generally accepted valuation technique that embodies all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair value of assets and liabilities was completed within the one-year measurement period as required by ASC 805. Purchase price allocation adjustments recorded during 2023 were not material.

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition dates for acquisitions closed during fiscal years 2024, 2023, and 2022:

	2024	2023				2022
	Total	VIS	Axim	Other	Total	Total
Cash	$2,134	$7,027	$5,419	$1,316	$13,762	$—
Billed and unbilled receivables, net	10,324	5,042	12,080	1,609	18,731	1,794
Right-of-use assets	3,386	2,162	1,643	552	4,357	632
Property and equipment	1,762	118	2,870	38	3,026	1,510
Prepaid expenses	1,108	1,503	1,180	17	2,700	—
Other assets	65	—	156	2	158	—
Intangible assets:
Customer relationships	35,048	35,626	36,439	2,526	74,591	3,606
Trade name	1,272	3,025	2,266	210	5,501	268
Customer backlog	6,334	894	2,155	943	3,992	459
Developed technology	—	4,024	2,185	—	6,209	—
Other	3,694	26	414	254	694	298
Total Assets	$65,127	$59,447	$66,807	$7,467	$133,721	$8,567
Liabilities	(7,399)	(16,689)	(26,889)	(2,297)	(45,875)	(5,623)
Deferred tax liabilities	(376)	(8,728)	(3,624)	(496)	(12,848)	—
Net assets acquired	$57,352	$34,030	$36,294	$4,674	$74,998	$2,944

Consideration paid (Cash, notes and/or stock)	$74,971	$75,371	$139,569	$8,867	$223,807	$7,921
Contingent earn-out liability (Cash and stock)	11,881	—	—	610	610	6,299
Total Consideration	$86,852	$75,371	$139,569	$9,477	$224,417	$14,220
Excess consideration over the amounts assigned to the net assets acquired (Goodwill)	$29,500	$41,341	$103,275	$4,803	$149,419	$11,276

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from these acquisitions. See Note 9, Goodwill and Intangible Assets, for further information on fair value adjustments to goodwill and identified intangible assets.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

The consolidated financial statements of the Company include the results of operations from any business acquired from their respective dates of acquisition. The following table presents the results of operations of businesses acquired from their respective dates of acquisition for fiscal years 2024, 2023, and 2022.

	2024	2023	2022
Gross revenues	$40,650	$91,730	$5,211
Income before income taxes	$10,181	$10,785	$985

General and administrative expense for fiscal years 2024, 2023, and 2022 includes $6,865, $5,575, and $2,639, respectively, of acquisition-related costs pertaining to the Company’s acquisition activities.

The following table presents the unaudited, pro forma consolidated results of operations (in thousands, except per share amounts) for fiscal years 2024, 2023, and 2022 as if the 2024 acquisitions had occurred at the beginning of fiscal year 2023 and the 2023 acquisitions had occurred at the beginning of fiscal year 2022. The pro forma information provided below is compiled from the pre-acquisition financial information and includes pro forma adjustments for amortization expense of intangible assets to reflect the fair value of identified assets acquired, to record the effects of financing from the Company’s Senior Credit Facility, to record the effects of promissory notes issued, adjustments to certain expenses, and to record the income tax impact of these adjustments. These unaudited pro forma results are presented for informational purposes only and are not necessarily indicative of what the actual results of operations of the Company would have been if the acquisitions and related financing transactions had occurred on the date assumed, nor are they indicative of future results of operations.

	Fiscal Years Ended
	2024	2023	2022
Gross revenues	$959,839	$938,770	$912,127
Net income	$28,516	$38,975	$44,323
Basic earnings per share	$0.46	$0.64	$0.74
Diluted earnings per share	$0.45	$0.63	$0.72

Note 7 – Billed and Unbilled Receivables

Billed and unbilled receivables were as follows:

	December 28, 2024	December 30, 2023
Billed receivables	$202,729	$155,988
Less: allowance for doubtful accounts	(4,160)	(3,395)
Billed receivables, net	$198,569	$152,593

Unbilled receivables	$142,835	$113,578
Less: allowance for doubtful accounts	(909)	(2,274)
Unbilled receivables, net	$141,926	$111,304

Activity in the allowance for doubtful accounts was as follows:

	December 28, 2024	December 30, 2023
Balance as of the beginning of the year	$5,669	$5,687
Provision for doubtful accounts	1,746	1,261
Write-offs of uncollectible accounts	(2,346)	(1,279)
Balance as of the end of the year	$5,069	$5,669

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 8 – Property and Equipment, net

Property and equipment, net were as follows:

	December 28, 2024	December 30, 2023
Office furniture and equipment	$4,090	$3,487
Computer equipment	38,940	31,999
Survey and field equipment	75,506	62,553
Leasehold improvements	7,330	6,881
Total	125,866	104,920
Less: accumulated depreciation	(69,144)	(54,652)
Property and equipment, net	$56,722	$50,268

Depreciation expense for fiscal year 2024, 2023, and 2022 was $16,196, $14,343, and $11,722, respectively, of which $6,018, $5,534, and $5,125, was included in other direct costs.

Note 9 – Goodwill and Intangible Assets

Goodwill

The changes in the carrying value by reportable segment for the fiscal years 2024 and 2023 were as follows:

	Fiscal Year 2024
	December 30, 2023	Acquisitions	Adjustments	Foreign Currency Translation of non-USD functional currency goodwill	December 28, 2024
INF	$91,658	$16,163	$—	$—	$107,821
BTS	115,945	10,457	—	(58)	126,344
GEO	342,195	2,880	517	(420)	345,172
Total	$549,798	$29,500	$517	$(478)	$579,337

	Fiscal Year 2023
	December 31, 2022	Acquisitions	Adjustments	Foreign Currency Translation of non-USD functional currency goodwill	December 30, 2023
INF	$90,932	$726	$—	$—	$91,658
BTS	111,838	4,077	13	17	115,945
GEO	198,187	144,098	(10)	(80)	342,195
Total	$400,957	$148,901	$3	$(63)	$549,798

Goodwill of $16,811 and $1,755 from acquisitions in 2024 and 2023 is expected to be deductible for income tax purposes. During 2024, the Company recorded goodwill related to acquisitions of $29,500. During 2023, the Company recorded goodwill related to acquisitions of $148,901.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Intangible assets

Intangible assets, net, at December 28, 2024 and December 30, 2023 were as follows:

	December 28, 2024			December 30, 2023
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Finite-lived intangible assets:
Customer relationships(1)	$332,631	$(149,368)	$183,263	$297,583	$(114,631)	$182,952
Trade name(2)	23,656	(20,719)	2,937	22,384	(18,327)	4,057
Customer backlog(3)	39,743	(36,922)	2,821	33,409	(31,227)	2,182
Non-compete(4)	18,515	(14,525)	3,990	14,821	(12,690)	2,131
Developed technology(5)	39,153	(25,572)	13,581	39,153	(19,816)	19,337
Total finite-lived intangible assets	$453,698	$(247,106)	$206,592	$407,350	$(196,691)	$210,659

(1)	Amortized on a straight-line or sum-of-the-years’ digits basis over estimated lives (2 to 17 years)

(2)	Amortized on a straight-line basis over their estimated lives (1 to 5 years)

(3)	Amortized on a straight-line basis over their estimated lives (1 to 10 years)

(4)	Amortized on a straight-line basis over their contractual lives (1 to 5 years)

(5)	Amortized on a straight-line basis over their estimated lives (5 to 10 years)

The following table summarizes the weighted average useful lives of definite-lived intangible assets acquired during 2024, 2023, and 2022:

	2024	2023	2022
Customer relationships	10.1	12.9	7.5
Trade name	1.7	3.6	1.8
Customer backlog	1.0	1.5	1.4
Non-compete	3.7	3.6	3.6
Developed technology	—	6.8	—

Amortization expense for fiscal years 2024, 2023 and 2022 was $50,415, $40,768 and $32,341 respectively.

As of December 28, 2024, the future estimated aggregate amortization related to finite-lived intangible assets for the next five fiscal years and thereafter is as follows:

Fiscal Year	Amount
2025	$47,126
2026	39,849
2027	29,028
2028	21,988
2029	18,413
Thereafter	50,188
Total	$206,592

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 10 – Accrued Liabilities

Accrued liabilities were as follows:

	December 28, 2024	December 30, 2023
Current portion of lease liability	$13,423	$13,972
Accrued vacation	4,901	7,295
Payroll and related taxes	10,782	8,782
Benefits	3,567	5,433
Accrued operating expenses	8,612	8,701
Income tax payable	7,458	1,260
Other	3,465	2,083
Total	$52,208	$47,526

Note 11 – Notes Payable and Other Obligations

Notes payable and other obligations were as follows:

	December 28, 2024	December 30, 2023
Senior credit facility	$232,750	$195,750
Uncollateralized promissory notes	13,199	15,303
Finance leases	5,213	4,408
Other obligations	2,814	1,188
Debt issuance costs, net of amortization	(1,173)	(1,914)
Total notes payable and other obligations	252,803	214,735
Current portion of notes payable and other obligations	11,195	9,267
Notes payable and other obligations, less current portion	$241,608	$205,468

Future contractual maturities of long-term debt as of December 28, 2024 are as follows:

Fiscal Year	Amount
2025	$11,195
2026	238,787
2027	1,713
2028	1,342
2029 and thereafter	939
Total	$253,976

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Senior Credit Facility

On August 13, 2021 (the “Closing Date”), the Company amended and restated its Credit Agreement (the “Second A&R Credit Agreement”), originally dated December 7, 2016 and as amended to the Closing Date, with Bank of America, N.A. (“Bank of America”), as administrative agent, swingline lender and letter of credit issuer, the other lenders party thereto, and certain of the Company’s subsidiaries as guarantors. Pursuant to the Second A&R Credit Agreement, the previously drawn term commitments of $150,000 and revolving commitments totaling $215,000 in the aggregate were converted into revolving commitments totaling $400,000 in the aggregate. These revolving commitments are available through August 13, 2026 (the “Maturity Date”) and an aggregate amount of approximately $138,750 was drawn under the Second A&R Credit Amendment on the Closing Date to repay previously existing borrowings under the term and revolving facilities prior to such amendment and restatement. Borrowings under the Second A&R Credit Agreement are secured by a first priority lien on substantially all of the assets of the Company. The Second A&R Credit Agreement also includes an accordion feature permitting the Company to request an increase in the revolving facility under the Second A&R Credit Agreement by an additional amount of up to $200,000 in the aggregate. As of December 28, 2024 and December 30, 2023, the outstanding balance on the Second A&R Credit Agreement was $232,750 and $195,750, respectively.

Borrowings under the Second A&R Credit Agreement bear interest at variable rates which are, at the Company’s option, tied to a Eurocurrency rate equal to either Term SOFR (Secured Overnight Financing Rate) or Daily Simple SOFR, plus in each case an applicable margin, or a base rate denominated in U.S. dollars. Interest rates remain subject to change based on the Company’s consolidated leverage ratio. As of December 28, 2024 the Company’s interest rate was 5.8%.

The Second A&R Credit Agreement contains financial covenants that require NV5 Global to maintain a consolidated net leverage ratio (the ratio of the Company’s pro forma consolidated net funded indebtedness to the Company’s pro forma consolidated EBITDA for the most recently completed measurement period) of no greater than 4.00 to 1.00.

These financial covenants also require the Company to maintain a consolidated fixed charge coverage ratio of no less than 1.10 to 1.00 as of the end of any measurement period. As of December 28, 2024, the Company was in compliance with the financial covenants.

The Second A&R Credit Agreement contains covenants that may have the effect of limiting the Company’s ability to, among other things, merge with or acquire other entities, enter into a transaction resulting in a Change in Control, create certain new liens, incur certain additional indebtedness, engage in certain transactions with affiliates, or engage in new lines of business, or sell a substantial part of their assets. The Second A&R Credit Agreement also contains customary events of default, including (but not limited to) a default in the payment of principal or, following an applicable grace period, interest, breaches of the Company’s covenants or warranties under the Second A&R Credit Agreement, payment default or acceleration of certain indebtedness, certain events of bankruptcy, insolvency or liquidation, certain judgments or uninsured losses, changes in control, and certain liabilities related to ERISA based plans.

The Second A&R Credit Agreement limits the payment of cash dividends (together with certain other payments that would constitute a “Restricted Payment” within the meaning of the Second A&R Credit Agreement and generally including dividends, stock repurchases, and certain other payments in respect to warrants, options, and other rights to acquire equity securities), unless the Consolidated Leverage Ratio would be less than 3.25 to 1.00 and available liquidity (defined as unrestricted, domestically held cash plus revolver availability) would be at least $30,000, in each case after giving effect to such payment.

Total debt issuance costs incurred and capitalized in connection with the issuance of the Second A&R Credit Agreement were $3,702. Total amortization of debt issuance costs was $741, $758, and $724 during 2024, 2023, and 2022, respectively.

Other Obligations

The Company has aggregate obligations related to acquisitions of $16,013 and $16,491 as of December 28, 2024 and December 30, 2023, respectively. As of December 28, 2024, the Company’s weighted average interest rate on other outstanding obligations was 3.7%.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 12 – Contingent Consideration

The following table summarizes the changes in the carrying value of estimated contingent consideration:

	December 28, 2024	December 30, 2023
Contingent consideration, beginning of the year	$4,065	$15,335
Additions for acquisitions	11,881	610
Reduction of liability for payments made	(3,790)	(2,600)
Increase (decrease) of liability related to re-measurement of fair value	594	(9,280)
Total contingent consideration, end of the period	12,750	4,065
Current portion of contingent consideration	5,554	3,922
Contingent consideration, less current portion	$7,196	$143

Note 13 – Leases

The Company primarily leases property under operating leases and has equipment operating leases for aircrafts used by its geospatial operations. The Company’s property operating leases consist of various office facilities. The Company uses a portfolio approach to account for such leases due to the similarities in characteristics and applies an incremental borrowing rate based on estimates of rates the Company would pay for senior collateralized loans over a similar term. The Company’s office leases with an initial term of 12 months or less are not recorded on the balance sheet. The Company accounts for lease components (e.g. fixed payments including rent, real estate taxes and common area maintenance costs) as a single lease component. Some of the Company’s leases include one or more options to renew the lease term at its sole discretion; however, these are not included in the calculation of its lease liability or right-of-use (“ROU”) lease asset because they are not reasonably certain of exercise.

The Company also leases vehicles through a fleet leasing program. The payments for the vehicles are based on the terms selected. The Company has determined that it is reasonably certain that the leased vehicles will be held beyond the period in which the entire capitalized value of the vehicle has been paid to the lessor. As such, the capitalized value is the delivered price of the vehicle. The Company’s vehicle leases are classified as financing leases.

Supplemental balance sheet information related to the Company’s operating and finance leases were as follows:

Leases	Classification	December 28, 2024	December 30, 2023
Assets
Operating lease assets	Right-of-use lease asset, net (1)	$32,099	$36,836
Finance lease assets	Property and equipment, net (1)	5,400	4,389
Total leased assets		$37,499	$41,225

Liabilities
Current
Operating	Accrued liabilities	$(13,423)	$(13,972)
Finance	Current portion of notes payable and other obligations	(1,522)	(1,220)
Noncurrent
Operating	Other long-term liabilities	(21,014)	(25,754)
Finance	Notes payable and other obligations, less current portion	(3,691)	(3,188)
Total lease liabilities		$(39,650)	$(44,134)

(1)	As of December 28, 2024, operating right of-use lease assets and finance lease assets are recorded net of accumulated amortization of $40,962 and $7,755, respectively. As of December 30, 2023, operating right-of-use lease assets and finance lease assets are recorded net of accumulated amortization of $42,491 and $6,210, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Supplemental balance sheet information related to the Company’s operating and finance leases were as follows:

Weighted - Average Remaining Lease Term (Years)	December 28, 2024	December 30, 2023
Operating leases	3.6	3.7
Finance leases	2.2	2.0

Weighted - Average Discount Rate
Operating leases	5%	4%
Finance leases	7%	7%

Supplemental cash flow information related to the Company’s operating and finance lease liabilities were as follows:

	Fiscal Year Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Operating cash flows from operating leases	$14,556	$14,903	$13,739
Financing cash flows from finance leases	$1,545	$1,346	$1,241
Right-of-use assets obtained in exchange for lease obligations
Operating leases	$10,537	$11,084	$7,058

The following table summarizes the components of lease cost recognized in the consolidated statements of net income and comprehensive income:

		Fiscal Year Ended
Lease Cost	Classification	December 28, 2024	December 30, 2023	December 31, 2022
Operating lease cost	Facilities and facilities related	$15,851	$16,658	$15,724
Variable operating lease cost	Facilities and facilities related	5,682	4,222	3,806
Finance lease cost
Amortization of financing lease assets	Depreciation and amortization	1,530	1,343	1,239
Interest on lease liabilities	Interest expense	253	165	121
Total lease cost		$23,316	$22,388	$20,890

As of December 28, 2024, maturities of the Company’s lease liabilities under its long-term operating leases and finance leases for the next five fiscal years and thereafter are as follows:

Fiscal Year	Operating Leases	Finance Leases
2025	$14,587	$1,628
2026	9,603	1,683
2027	5,471	1,299
2028	3,788	949
2029	2,486	470
Thereafter	1,602	74
Total lease payments	37,537	6,103
Less: Interest	(3,100)	(890)
Present value of lease liabilities	$34,437	$5,213

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 14 – Commitments and Contingencies

Litigation, Claims, and Assessments

The Company is subject to certain claims and lawsuits typically filed against the engineering, consulting and construction profession, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. However, in some actions, parties are seeking damages that exceed our insurance coverage or for which we are not insured. While management does not believe that the resolution of these claims will have a material adverse effect, individually or in aggregate, on its financial position, results of operations or cash flows, management acknowledges the uncertainty surrounding the ultimate resolution of these matters.

Note 15 – Stock-Based Compensation

In October 2011, the Company’s stockholders approved the NV5 Global, Inc. 2011 Equity Incentive Plan, which was subsequently amended and restated in March 2013 (as amended, the “2011 Equity Plan”). The 2011 Equity Incentive Plan expired pursuant to its terms in March 2023, accordingly no further grants were made following the date of such expiration. Prior to such expiration, the Company’s Board adopted the NV5 Global, Inc. 2023 Equity Incentive Plan (the “2023 Equity Plan”) to replace the 2011 Equity Plan, subject to stockholder approval. On June 13, 2023, the Company’s stockholders approved the 2023 Equity Plan. The 2023 Equity Plan provides directors, executive officers, and other employees of the Company with additional incentives by allowing them to acquire ownership interest in the business and, as a result, encouraging them to contribute to the Company’s success. The Company may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other cash-based or stock-based awards. As of December 28, 2024, 7,266,383 shares of common stock are authorized, reserved, and registered for issuance under the 2023 Equity Plan. The restricted shares of common stock granted generally provide for service-based cliff vesting after two to four years following the grant date.

The following summarizes the activity of restricted stock awards during fiscal years 2024, 2023, and 2022:

	Share Units	Weighted Average Grant Date Fair Value
Unvested shares as of January 1, 2022	2,977,960	$16.59
Granted	812,596	$29.58
Vested	(527,892)	$15.93
Forfeited	(407,492)	$16.77
Unvested shares as of December 31, 2022	2,855,172	$20.31
Granted	1,154,908	$26.59
Vested	(1,143,460)	$12.25
Forfeited	(159,580)	$24.31
Unvested shares as of December 30, 2023	2,707,040	$26.16
Granted	1,480,769	$23.68
Vested	(886,916)	$22.95
Forfeited	(199,948)	$25.67
Unvested shares as of December 28, 2024	3,100,945	$25.96

Stock-based compensation expense is recognized on a straight-line basis over the vesting period, net of actual forfeitures. Stock-based compensation expense relating to restricted stock awards during fiscal years ended 2024, 2023, and 2022 was $25,981, $22,379, and $19,326, respectively. Stock-based compensation expense during fiscal 2024, 2023, and 2022 includes $2,694, $2,186, $1,131, respectively, of expense related to the Company’s liability-classified awards. The total estimated amount of the liability-classified awards for fiscal 2024 is approximately $8,164. Approximately $38,403 of deferred compensation, which is expected to be recognized over the remaining weighted average vesting period of 1.59 years, is unrecognized as of December 28, 2024. The total fair value of restricted shares vested during fiscal years 2024, 2023, and 2022 was $20,887, $29,792, and $17,137, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Note 16 – Employee Benefit Plan

The Company sponsors 401(k) plans for which employees meeting certain age and length of service requirements may contribute up to the defined statutory limit. The 401(k) plans allow for the Company to make matching and profit sharing contributions in such amounts as may be determined by the Board of Directors. The Company recognized expenses of $354, $732, and $1,648, respectively, related to the 401(k) plans for fiscal years 2024, 2023, and 2022, respectively.

Note 17 – Income Taxes

Earnings before income taxes for fiscal years ended 2024, 2023, and 2022 consisted of the following:

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Income before income tax benefit (expense)
Federal	$15,290	$39,065	$57,962
Foreign	10,963	7,938	4,412
Total income before income tax benefit (expense)	$26,253	$47,003	$62,374

Income tax expense for fiscal years ended 2024, 2023, and 2022 were as follows:

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Current:
Federal	$11,134	$22,183	$20,977
State	6,378	5,658	9,040
Foreign	2,010	1,583	943
Total current income tax expense	19,522	29,424	30,960

Deferred:
Federal	(17,631)	(23,586)	(15,401)
State	(3,612)	(2,577)	(3,161)
Foreign	(5)	18	3
Total deferred income tax benefit	(21,248)	(26,145)	(18,559)

Total income tax (benefit) expense	$(1,726)	$3,279	$12,401

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Temporary differences comprising the net deferred income tax asset shown in the Company’s consolidated balance sheets were as follows:

	December 28, 2024	December 30, 2023
Deferred tax asset:
Lease liabilities	$8,891	$10,381
Tax carryforwards	1,199	2,328
Accrued compensation	10,624	11,275
Billings in excess of costs and estimated earnings on uncompleted contracts	4,000	5,089
Allowance for doubtful accounts	1,298	1,487
Capitalized Research and Development Costs	57,754	43,140
Other	1,505	1,998
Total deferred tax asset	$85,271	$75,698

Deferred tax liability:
Acquired intangibles	$(36,424)	$(45,579)
Right-of-use assets	(8,289)	(9,746)
Depreciation and amortization	(11,133)	(11,423)
Other	(2,148)	(2,562)
Total deferred tax liability	$(57,994)	$(69,310)
Net deferred tax asset	$27,277	$6,388

As of December 28, 2024 and December 30, 2023, the Company had net non-current deferred tax assets of $27,277 and $6,388, respectively. No material valuation allowances are recorded against the Company’s deferred income tax assets as of December 28, 2024 and December 30, 2023. Deferred tax assets primarily relate to capitalized research and development costs under Section 174 of the Internal Revenue Code and accrued compensation, which are partially offset by deferred tax liabilities primarily related to intangible assets, and depreciation and amortization. Beginning in 2022, the Tax Cuts and Jobs Act eliminates the option to currently deduct research and development costs in the period incurred and requires taxpayers to capitalize and amortize such costs over five years pursuant to Section 174 of the Internal Revenue Code.

As of December 28, 2024, the Company has $826 of tax-effected U.S. federal net operating loss carryforwards that will not expire, $88 of foreign net operating loss carryforwards (net of valuation allowance), of which $45 begin to expire in the year 2028 and $43 that will not expire, and $170 of tax-effected state net operating loss carryforwards, of which $51 that began expiring in the year 2024 and $119 that will not expire. The majority of the net operating loss carryforwards are subject to limitation under the Internal Revenue Code of 1986, as amended (“IRC”) Section 382. Additionally, as of December 28, 2024, the Company has $117 of tax-effected state tax credit carryforwards that will expire in the year 2042.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Total income tax (benefit) expense was different than the amount computed by applying the Federal statutory rate as follows:

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Tax at federal statutory rate	$5,496	$9,871	$13,099
State taxes, net of Federal benefit	2,004	2,618	3,853
Stock-based compensation	879	(2,190)	(1,495)
Federal and state tax credits	(12,724)	(9,064)	(3,983)
Changes in unrecognized tax position	1,383	652	(73)
Acquisition costs and settlements	892	314	1,098
Non-U.S. income (loss) taxed at different statutory tax rates	(377)	(55)	23
Other	721	1,133	(121)
Total income tax (benefit) expense	$(1,726)	$3,279	$12,401

The Company’s consolidated effective income tax rate was (6.6)%, 7.0%, and 19.9% for fiscal years 2024, 2023, and 2022, respectively.

The Company and its subsidiaries file income tax returns in the U.S. Federal jurisdiction and various state and foreign jurisdictions. The Company evaluates tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. Fiscal years 2012 through 2014 and 2020 through 2024 are considered open tax years in the State of California. Fiscal years 2021 through 2024 are considered open tax years in the U.S. Federal jurisdiction, state jurisdictions, including the State of California, and foreign jurisdictions.

As of December 28, 2024 and December 30, 2023, the Company had $2,481 and $1,633, respectively, of gross unrecognized tax benefits, which if recognized, $2,329 and $1,440 would affect our effective tax rate. The Company expects to reverse an immaterial amount of unrecognized tax benefits in the next 12 months. A reconciliation of the beginning and ending amount of unrecognized tax benefits were as follows:

	December 28, 2024	December 30, 2023	December 31, 2022
Balance, beginning of period	$1,633	$966	$1,071
Additions based on tax positions related to the current year	894	447	131
Additions for tax positions of prior years	562	297	6
Lapse of statute of limitations	(62)	(77)	(103)
Reductions for positions of prior years	(51)	—	(139)
Settlement	(495)	—	—
Balance, end of period	$2,481	$1,633	$966

The Company records accrued interest and penalties related to unrecognized tax benefits in income tax expense. Accrued interest and penalties related to unrecognized tax benefits in the Consolidated Balance Sheets were $414 and $378 as of December 28, 2024 and December 30, 2023, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

On October 4, 2021, 136 members of the Organization for Economic Co-operation and Development (“OECD”) agreed to a global minimum tax rate of 15% and on December 20, 2021, OECD published its model rules on the agreed minimum tax known as the Global Anti-Base Erosion (“GloBE”) rules. On December 14, 2022, the European Council approved its directive to implement Pillar Two of the GloBE rules regarding a 15% global minimum tax rate. Many EU countries have enacted certain provisions of this directive as of January 1, 2024. In addition, many G20 nations have also enacted the OECD guidance. Under the GloBE rules, a company would be required to determine a combined ETR for all entities located in a jurisdiction. If the jurisdictional tax rate is less than 15%, an additional tax generally will be due to bring the jurisdictional effective tax rate up to 15%. Pillar Two legislation has been enacted or substantively enacted in certain jurisdictions in which the Company operates. Pillar Two had no impact on our 2024 ETR and we do not currently expect Pillar Two to significantly impact our ETR going forward.

Note 18 – Reportable Segments

The Company reports segment information in accordance with ASC Topic No. 280 “Segment Reporting” (“Topic No. 280”). The Company’s chief operating decision maker (“CODM”) group is comprised of the Company’s Executive Chairman and Co-Chief Executive Officers. The Company identified changes to the CODM group effective March 1, 2024, when Dickerson Wright transitioned from his role as Chief Executive Officer to Executive Chairman of the Company, and Alexander Hockman and Benjamin Heraud were appointed Co-Chief Executive Officers. There was no change in the Company’s operating or reportable segments as a result of the change in CODM. Subsequently, effective as of January 3, 2025, Mr. Hockman assumed the position of Chief Executive Officer of Infrastructure. Commencing January 6, 2025, Mr. Heraud began serving as the Company’s sole CEO with responsibility for the operations of NV5. There were no changes to the Company’s CODM group as a result of these updates. The Company is organized into three operating and reportable segments as follows:

●	Infrastructure (“INF”), which includes the Company’s engineering, civil program management, utility services, and conformity assessment practices;

●	Building, Technology & Sciences (“BTS”), which includes the Company’s clean energy consulting, data center commissioning and consulting, buildings and program management, MEP & technology design, and environmental health sciences practices, and;

●	Geospatial Solutions (“GEO”), which includes the Company’s geospatial solution practices.

The Company’s reportable segments are strategic business units that offer different products and services. The accounting policies of the reportable segments are the same as those described in Note 2, Summary of Significant Accounting Policies. The CODM group evaluates the performance of these reportable segments based on their respective operating income before the effect of amortization expense related to acquisitions and other unallocated corporate expenses. The CODM group considers budget-to-actual and forecast-to-actual variances on a monthly basis when making decisions about allocating resources. The following tables set forth summarized financial information concerning our reportable segments:

	Fiscal Year Ended December 28,
	2024
	INF	BTS	GEO	Total
Gross revenues	$403,241	$255,598	$282,426	$941,265
Less:
Direct Labor	116,358	65,657	54,741	236,756
Indirect Labor	56,867	50,325	52,371	159,563
Sub-consultant services	65,643	50,320	45,601	161,564
Other direct costs(1)	27,066	5,850	26,796	59,712
General and administrative expense	27,241	14,474	13,570	55,285
Depreciation	3,534	1,376	3,084	7,994
Other segment items(2)	38,178	25,036	27,269	90,483
Total segment income before taxes	$68,354	$42,560	$58,994	$169,908

(1)	Other direct costs include depreciation expense of $6,018 for fiscal year 2024.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

	Fiscal Year Ended December 30,
	2023
	INF	BTS	GEO	Total
Gross revenues	$374,986	$222,804	$259,365	$857,155
Less:
Direct Labor	104,427	60,481	50,700	215,608
Indirect Labor	44,325	41,833	45,815	131,973
Sub-consultant services	66,432	36,780	47,001	150,213
Other direct costs(1)	33,691	7,844	23,553	65,088
General and administrative expense	23,479	13,374	15,379	52,232
Depreciation	2,912	1,236	3,430	7,578
Other segment items(2)	34,112	22,446	25,970	82,528
Total segment income before taxes	$65,608	$38,810	$47,517	$151,935

(1)	Other direct costs include depreciation expense of $5,534 for fiscal year 2023.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

	Fiscal Year Ended December 31,
	2022
	INF	BTS	GEO	Total
Gross revenues	$395,878	$232,577	$158,323	$786,778
Less:
Direct Labor	103,893	56,833	26,080	186,806
Indirect Labor	45,373	41,112	25,647	112,132
Sub-consultant services	78,337	48,099	27,205	153,641
Other direct costs(1)	39,722	5,423	15,212	60,357
General and administrative expense	22,862	12,379	6,223	41,464
Depreciation	2,964	1,110	2,306	6,380
Other segment items(2)	34,468	23,811	13,010	71,289
Total segment income before taxes	$68,259	$43,810	$42,640	$154,709

(1)	Other direct costs include depreciation expense of $5,125 for fiscal year 2022.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Reconciliation of segment income before taxes
Total segment income before taxes	$169,908	$151,935	$154,709
Corporate(1)	(143,655)	(104,932)	(92,335)
Total income before taxes	$26,253	$47,003	$62,374

(1)	Includes amortization of intangibles, acquisition and integration expenses, interest expense, as well as other costs not allocated to reportable segments. Amortization of intangibles was $50,415, $40,768, and $32,341 for the fiscal years ended 2024, 2023, and 2022, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

	Fiscal Years Ended
	December 28, 2024	December 30, 2023	December 31, 2022
Reconciliation of other segment disclosures
Depreciation
Total segment depreciation	$14,012	$13,112	$11,505
Corporate	2,184	1,231	217
Total depreciation	$16,196	$14,343	$11,722

	December 28, 2024	December 30, 2023
Assets
INF	$298,967	$222,435
BTS	271,351	243,154
GEO	614,925	610,845
Corporate(1)	130,113	107,761
Total assets	$1,315,356	$1,184,195

(1)	Corporate assets consist of certain intercompany eliminations and assets not allocated to segments including cash and cash equivalents, right-of-use lease assets, and certain other assets.

Substantially all of the Company’s assets are located in the United States.

The Company disaggregates its gross revenues from contracts with customers by geographic location, customer-type, and contract-type for each of its reportable segments. Disaggregated revenues include the elimination of inter-segment revenues which has been allocated to each segment. The Company believes this best depicts how the nature, amount, timing, and uncertainty of its revenues and cash flows are affected by economic factors. No sales to an individual customer or country other than the United States accounted for more than 10% of gross revenue for fiscal years 2024, 2023, and 2022. Gross revenue, classified by the major geographic areas in which our customers were located, were as follows:

	Fiscal Year 2024
	INF	BTS	GEO	Total
United States	$403,241	$189,493	$265,508	$858,242
Foreign	—	66,105	16,918	83,023
Total gross revenues	$403,241	$255,598	$282,426	$941,265

	Fiscal Year 2023
	INF	BTS	GEO	Total
United States	$374,986	$184,338	$243,678	$803,002
Foreign	—	38,466	15,687	54,153
Total gross revenues	$374,986	$222,804	$259,365	$857,155

	Fiscal Year 2022
	INF	BTS	GEO	Total
United States	$395,878	$204,036	$154,584	$754,498
Foreign	—	28,541	3,739	32,280
Total gross revenues	$395,878	$232,577	$158,323	$786,778

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in thousands, except share data)

Gross revenue by customer were as follows:

	Fiscal Year 2024
	INF	BTS	GEO	Total
Public and quasi-public sector	$307,421	$57,753	$226,742	$591,916
Private sector	95,820	197,845	55,684	349,349
Total gross revenues	$403,241	$255,598	$282,426	$941,265

	Fiscal Year 2023
	INF	BTS	GEO	Total
Public and quasi-public sector	$301,427	$61,313	$218,525	$581,265
Private sector	73,559	161,491	40,840	275,890
Total gross revenues	$374,986	$222,804	$259,365	$857,155

	Fiscal Year 2022
	INF	BTS	GEO	Total
Public and quasi-public sector	$312,817	$61,726	$128,786	$503,329
Private sector	83,061	170,851	29,537	283,449
Total gross revenues	$395,878	$232,577	$158,323	$786,778

Gross revenues by contract type were as follows:

	Fiscal Year 2024
	INF	BTS	GEO	Total
Cost-reimbursable contracts	$379,518	$187,995	$272,780	$840,293
Fixed-unit price contracts	23,723	67,603	9,646	100,972
Total gross revenues	$403,241	$255,598	$282,426	$941,265

	Fiscal Year 2023
	INF	BTS	GEO	Total
Cost-reimbursable contracts	$359,423	$162,721	$251,485	$773,629
Fixed-unit price contracts	15,563	60,083	7,880	83,526
Total gross revenues	$374,986	$222,804	$259,365	$857,155

	Fiscal Year 2022
	INF	BTS	GEO	Total
Cost-reimbursable contracts	$379,818	$155,632	$157,992	$693,442
Fixed-unit price contracts	16,060	76,945	331	93,336
Total gross revenues	$395,878	$232,577	$158,323	$786,778

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

(in thousands, except share data)

	June 28, 2025	December 28, 2024
Assets
Current assets:
Cash and cash equivalents	$39,372	$50,361
Billed receivables, net	201,059	198,569
Unbilled receivables, net	126,722	141,926
Prepaid expenses and other current assets	26,973	20,155
Total current assets	394,126	411,011
Property and equipment, net	66,293	56,722
Right-of-use lease assets, net	34,737	32,099
Intangible assets, net	186,836	206,592
Goodwill	585,979	579,337
Deferred income tax assets, net	34,555	27,277
Other assets	2,853	2,318
Total assets	$1,305,379	$1,315,356

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$79,678	$81,937
Accrued liabilities	50,384	52,208
Billings in excess of costs and estimated earnings on uncompleted contracts	49,922	56,867
Other current liabilities	2,445	2,493
Current portion of contingent consideration	10,809	5,554
Current portion of notes payable and other obligations	9,304	11,195
Total current liabilities	202,542	210,254
Contingent consideration, less current portion	3,195	7,196
Other long-term liabilities	26,356	23,284
Notes payable and other obligations, less current portion	208,676	241,608
Total liabilities	440,769	482,342

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—
Common stock, $0.01 par value; 180,000,000 shares authorized, 67,051,628 and 65,115,824 shares issued and outstanding as of June 28, 2025 and December 28, 2024, respectively	671	651
Additional paid-in capital	556,837	538,568
Accumulated other comprehensive income (loss)	498	(693)
Retained earnings	306,604	294,488
Total stockholders’ equity	864,610	833,014
Total liabilities and stockholders’ equity	$1,305,379	$1,315,356

See accompanying notes to the condensed consolidated financial statements (unaudited).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF NET INCOME AND COMPREHENSIVE INCOME

(UNAUDITED)

(in thousands, except share data)

	Three Months Ended		Six Months Ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Gross revenues	$251,984	$231,306	$486,030	$443,864

Direct costs:
Salaries and wages	64,443	61,390	123,689	117,845
Sub-consultant services	47,134	35,803	86,292	67,415
Other direct costs	13,716	14,323	26,155	27,074
Total direct costs	125,293	111,516	236,136	212,334

Gross profit	126,691	119,790	249,894	231,530

Operating expenses:
Salaries and wages, payroll taxes, and benefits	74,260	68,110	147,259	133,544
General and administrative	25,909	21,178	49,857	43,420
Facilities and facilities related	6,429	6,035	12,692	11,996
Depreciation and amortization	14,875	15,641	30,494	29,443
Total operating expenses	121,473	110,964	240,302	218,403

Income from operations	5,218	8,826	9,592	13,127

Other income (expense):
Interest expense	(3,435)	(4,606)	(6,979)	(8,797)
Other income	11,376	—	11,376	—
Total other income (expense)	7,941	(4,606)	4,397	(8,797)

Income before income tax (expense) benefit	13,159	4,220	13,989	4,330
Income tax (expense) benefit	(1,471)	1,174	(1,873)	1,141
Net income	$11,688	$5,394	$12,116	$5,471

Earnings per share:
Basic	$0.19	$0.09	$0.19	$0.09
Diluted	$0.18	$0.09	$0.19	$0.09

Weighted average common shares outstanding:
Basic	62,646,073	61,451,298	62,449,380	61,259,951
Diluted	63,786,443	62,684,701	63,521,966	62,630,525

Comprehensive income:
Net income	$11,688	$5,394	$12,116	$5,471
Foreign currency translation income (loss), net of tax	821	(176)	1,191	(677)
Comprehensive income	$12,509	$5,218	$13,307	$4,794

See accompanying notes to the condensed consolidated financial statements (unaudited).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

(in thousands, except share data)

	Three Months Ended
	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Earnings
	Shares	Amount	Capital	Income (Loss)	Retained	Total
Balance, March 30, 2024	63,815,632	$638	$515,355	$(519)	$266,586	$782,060
Stock-based compensation	—	—	6,460	—	—	6,460
Restricted stock issuance, net	1,191,568	13	(13)	—	—	—
Stock issuance for acquisitions	91,108	1	2,098	—	—	2,099
Reclassification of liability-classified awards to equity-classified awards	—	—	2,429	—	—	2,429
Payment of contingent consideration with common stock	24,096	—	600	—	—	600
Other comprehensive loss	—	—	—	(176)	—	(176)
Net income	—	—	—	—	5,394	5,394
Balance, June 29, 2024	65,122,404	$652	$526,929	$(695)	$271,980	$798,866

Balance, March 29, 2025	65,646,834	$657	$547,730	$(323)	$294,916	$842,980
Stock-based compensation	—	—	6,295	—	—	6,295
Restricted stock issuance, net	1,404,794	14	(14)	—	—	—
Reclassification of liability-classified awards to equity-classified awards	—	—	2,826	—	—	2,826
Other comprehensive income	—	—	—	821	—	821
Net income	—	—	—	—	11,688	11,688
Balance, June 28, 2025	67,051,628	$671	$556,837	$498	$306,604	$864,610

See accompanying notes to the condensed consolidated financial statements (unaudited).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

(UNAUDITED)

(in thousands, except share data)

	Six Months Ended
	Common Stock		Additional Paid-In	Accumulated Other Comprehensive	Retained
	Shares	Amount	Capital	Income (Loss)	Earnings	Total
Balance, December 30, 2023	63,581,020	$636	$507,779	$(18)	$266,509	$774,906
Stock-based compensation	—	—	12,179	—	—	12,179
Restricted stock issuance, net	1,351,576	14	(14)	—	—	—
Stock issuance for acquisitions	165,712	2	3,956	—	—	3,958
Reclassification of liability-classified awards to equity-classified awards	—	—	2,429	—	—	2,429
Payment of contingent consideration with common stock	24,096	—	600	—	—	600
Other comprehensive loss	—	—	—	(677)	—	(677)
Net income	—	—	—	—	5,471	5,471
Balance, June 29, 2024	65,122,404	$652	$526,929	$(695)	$271,980	$798,866

Balance, December 28, 2024	65,115,824	$651	$538,568	$(693)	$294,488	$833,014
Stock-based compensation	—	—	12,065	—	—	12,065
Restricted stock issuance, net	1,760,976	18	(18)	—	—	—
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(35,394)	—	(615)	—	—	(615)
Stock issuance for acquisitions	210,222	2	4,011	—	—	4,013
Reclassification of liability-classified awards to equity-classified awards	—	—	2,826	—	—	2,826
Other comprehensive income	—	—	—	1,191	—	1,191
Net income	—	—	—	—	12,116	12,116
Balance, June 28, 2025	67,051,628	$671	$556,837	$498	$306,604	$864,610

See accompanying notes to the condensed consolidated financial statements (unaudited).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Six Months Ended
	June 28, 2025	June 29, 2024
Cash flows from operating activities:
Net income	$12,116	$5,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	34,159	32,528
Non-cash lease expense	6,368	6,401
Provision for doubtful accounts	530	723
Stock-based compensation	14,040	13,988
Change in fair value of contingent consideration	(374)	—
Gain on disposals of property and equipment	(167)	(644)
Other	(53)	204
Deferred income taxes	(8,971)	(7,200)
Amortization of debt issuance costs	370	370
Changes in operating assets and liabilities, net of impact of acquisitions:
Billed receivables	3,467	(4,674)
Unbilled receivables	15,522	(18,610)
Prepaid expenses and other assets	(6,012)	(2,199)
Accounts payable	(5,311)	3,368
Accrued liabilities and other long-term liabilities	(8,464)	(12,058)
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,029)	(8,059)
Contingent consideration	(7)	(1,455)
Other current liabilities	(48)	88
Net cash provided by operating activities	50,136	8,242
Cash flows from investing activities:
Cash paid for acquisitions (net of cash received from acquisitions)	(8,145)	(53,947)
Proceeds from sale of assets	416	249
Purchase of property and equipment	(15,800)	(8,905)
Net cash used in investing activities	(23,529)	(62,603)

Cash flows from financing activities:
Borrowings from Senior Credit Facility	25,500	58,000
Payments on notes payable and other obligations	(4,575)	(5,274)
Payments of contingent consideration	(268)	(1,585)
Payments on borrowings from Senior Credit Facility	(58,000)	(12,000)
Purchases of common stock tendered by employees to satisfy the required withholding taxes related to stock-based compensation	(615)	—
Net cash (used) provided by financing activities	(37,958)	39,141

Effect of exchange rate changes on cash and cash equivalents	362	(249)

Net decrease in cash and cash equivalents	(10,989)	(15,469)
Cash and cash equivalents – beginning of period	50,361	44,824
Cash and cash equivalents – end of period	$39,372	$29,355

See accompanying notes to the condensed consolidated financial statements (unaudited).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

(in thousands)

	Six Months Ended
	June 28, 2025	June 29, 2024
Non-cash investing and financing activities:
Contingent consideration (earn-out)	$1,903	$4,339
Notes payable and other obligations issued for acquisitions	$3,188	$400
Stock issuance for acquisitions	$4,013	$3,958
Reclassification of liability-classified awards to equity-classified awards	$2,826	$2,429
Finance leases	$1,183	$1,663
Payment of contingent consideration with common stock	$—	$600

See accompanying notes to the condensed consolidated financial statements (unaudited).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Note 1 – Organization and Nature of Business Operations

Business

NV5 Global, Inc. and its subsidiaries (collectively, the “Company” or “NV5 Global”) is a provider of technology, conformity assessment, consulting solutions, and software applications to public and private sector clients in the infrastructure, utility services, construction, real estate, environmental, and geospatial markets, operating nationwide and abroad. The Company’s clients include the U.S. Federal, state and local governments, and the private sector. NV5 Global provides a wide range of services, including, but not limited to:

●	Utility services	●	Commissioning
●	LNG services	●	Building program management
●	Engineering	●	Environmental health & safety
●	Civil program management	●	Real estate transaction services
●	Surveying	●	Energy efficiency & clean energy services
●	Conformity assessment	●	Mission critical services
●	Code compliance consulting	●	3D geospatial data modeling
●	Forensic services	●	Environmental & natural resources
●	Litigation support	●	Robotic survey solutions
●	Ecological studies	●	Geospatial data applications & software
●	MEP & technology design

On May 15, 2025, the Company and Acuren Corporation announced that they had entered into a definitive agreement to combine the two companies (the “Merger”). The Merger was subject to a vote of shareholders and was approved on July 31, 2025. NV5 stockholders will receive $23.00 per share consisting of $10.00 in cash and $13.00 in shares of Acuren at closing, subject to adjustment as disclosed in the Joint Proxy Statement/Prospectus relating to the Merger and provided to stockholders of both companies. Upon closing of the transaction, current NV5 stockholders are expected to own approximately 40% of the combined company.

Fiscal Year

The Company operates on a “52/53 week” fiscal year ending on the Saturday closest to the calendar quarter end.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Principles of Consolidation

The condensed consolidated financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States (“U.S. GAAP”) and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission (the “SEC”) for reporting of interim financial information. Pursuant to such rules and regulations, certain information and footnote disclosures normally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The condensed consolidated financial statements include the accounts of the Company and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

In the opinion of management, the accompanying unaudited interim condensed consolidated financial statements of the Company contain all adjustments necessary to present fairly the financial position and results of operations of the Company as of the dates and for the periods presented. Accordingly, these statements should be read in conjunction with the consolidated financial statements and notes contained in the Company’s Annual Report on Form 10-K for the year ended December 28, 2024 (the “2024 Form 10-K”). The results of operations and cash flows for the interim periods presented are not necessarily indicative of the results to be expected for any future interim period or for the full 2025 fiscal year.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Performance Obligations

To determine the proper revenue recognition method, the Company evaluates whether two or more contracts should be combined and accounted for as one single contract and whether the combined or single contract should be accounted for as more than one performance obligation. The majority of the Company’s contracts have a single performance obligation as the promise to transfer the individual goods or services that is not separately identifiable from other promises in the contracts and therefore, is not distinct.

The Company’s performance obligations are satisfied as work progresses or at a point in time. Revenue on the Company’s cost-reimbursable contracts is recognized over time using direct costs incurred or direct costs incurred to date as compared to the estimated total direct costs for performance obligations because it depicts the transfer of control to the customer. Contract costs include labor, sub-consultant services, and other direct costs.

Gross revenue from services transferred to customers at a point in time is recognized when the customer obtains control of the asset, which is generally upon delivery and acceptance by the customer of the reports and/or analysis performed.

As of June 28, 2025, the Company had $980,292 of remaining performance obligations, of which $784,814 is expected to be recognized over the next 12 months. Contracts for which work authorizations have been received are included in performance obligations. Performance obligations include only those amounts that have been funded and authorized and does not reflect the full amounts the Company may receive over the term of such contracts. In the case of non-government contracts and project awards, performance obligations include future revenue at contract or customary rates, excluding contract renewals or extensions that are at the discretion of the client. For contracts with a not-to-exceed maximum amount, the Company includes revenue from such contracts in performance obligations to the extent of the remaining estimated amount.

Contract Balances

The timing of revenue recognition, billings, and cash collections results in billed receivables, unbilled receivables (contract assets), and billings in excess of costs and estimated earnings on uncompleted contracts (contract liabilities) on the Consolidated Balance Sheet. The liability “Billings in excess of costs and estimated earnings on uncompleted contracts” represents billings in excess of revenues recognized on these contracts as of the reporting date. This liability is generally classified as current. During the three and six months ended June 28, 2025 the Company performed services and recognized $13,242 and $36,015, respectively, of revenue related to its contract liabilities that existed as of December 28, 2024.

Goodwill and Intangible Assets

Goodwill is the excess of consideration paid for an acquired entity over the amounts assigned to assets acquired, including other identifiable intangible assets and liabilities assumed in a business combination. To determine the amount of goodwill resulting from a business combination, the Company performs an assessment to determine the acquisition date fair value of the acquired company’s tangible and identifiable intangible assets and liabilities.

Goodwill is required to be evaluated for impairment on an annual basis or whenever events or changes in circumstances indicate the asset may be impaired. An entity has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. These qualitative factors include macroeconomic and industry conditions, cost factors, overall financial performance, and other relevant entity-specific events. If the entity determines that this threshold is met, then the Company applies a one-step quantitative test and record the amount of goodwill impairment as the excess of a reporting unit’s carrying amount over its fair value, not to exceed the total amount of goodwill allocated to the reporting unit. The Company determines fair value through multiple valuation techniques, and weights the results accordingly. Subjective and complex judgments are required in assessing whether an event of impairment of goodwill has occurred, including assumptions and estimates used to determine the fair value of its reporting units. The Company has elected to perform its annual goodwill impairment review as of August 1 of each year. The Company conducts its annual impairment tests on the goodwill using the quantitative method of evaluating goodwill.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

As of August 1, 2024, the Company conducted its annual impairment tests using the quantitative method of evaluating goodwill. Based on the quantitative analyses the Company determined the fair value of each of the reporting units exceeded its carrying value. Therefore, the goodwill was not impaired and the Company did not recognize an impairment charge relating to goodwill as of August 1, 2024. Furthermore, there were no indicators, events, or changes in circumstances that would indicate goodwill was impaired during the period from August 2, 2024 through June 28, 2025.

Identifiable intangible assets primarily include customer backlog, customer relationships, trade names, non-compete agreements, and developed technology. Amortizable intangible assets are amortized on either a straight-line or sum-of-the-years’ digits basis over their estimated useful lives and reviewed for impairment whenever events or changes in circumstances indicate that the assets may be impaired. If an indicator of impairment exists, the Company compares the estimated future cash flows of the asset, on an undiscounted basis, to the carrying value of the asset. If the undiscounted cash flows exceed the carrying value, no impairment is indicated. If the undiscounted cash flows do not exceed the carrying value, then impairment, if any, is measured as the difference between fair value and carrying value, with fair value typically based on a discounted cash flow model. There were no indicators, events, or changes in circumstances that would indicate intangible assets were impaired during the six months ended June 28, 2025. See Note 8, Goodwill and Intangible Assets, for further information on goodwill and identified intangibles.

There have been no material changes in the Company’s significant accounting policies described in the audited financial statements included in the Company’s Annual Report on Form 10-K for the year ended December 28, 2024.

Correction of Previously Issued Financial Statements

As previously disclosed in the Company’s Form 10-Q for the quarter ended September 28, 2024, the Company identified out of period misstatements related to the estimated time to complete (“ETC”) on acquired percentage-of-completion (“POC”) projects related to the February 2023 acquisition of Continental Mapping Acquisition Corp. and its subsidiaries, including Axim Geospatial, LLC (collectively “Axim”). Incorrect ETCs utilized as part of purchase accounting created a misstatement of the Company’s unbilled receivables, goodwill, intangible assets (customer relationships, backlog, and non-competes), and billings in excess of costs and estimated earnings on uncompleted contracts. Incorrect ETCs further created a misstatement of accounts payable, accrued liabilities, retained earnings, gross revenues, sub-consultant services, gross profit, amortization expense, income before income tax benefit (expense), income tax benefit (expense), net income, and earnings per share in the consolidated financial statements included in the Form 10-K for the period ending December 30, 2023, the interim periods in the Form 10-Qs filed within fiscal year 2023, and the interim periods in the Form 10-Qs for the quarters ended March 30, 2024, and June 29, 2024. The Company assessed the materiality of the errors, including the presentation on prior period consolidated financial statements, on a qualitative and quantitative basis in accordance with SEC Staff Accounting Bulletin Topics 1.M and 1.N (formerly No. 99, Materiality), codified in Accounting Standards Codification Topic 250, Accounting Changes and Error Corrections.

Based on this assessment, the Company concluded that these errors and the related impacts did not result in a material misstatement of our previously issued consolidated financial statements as of and for the period ending December 30, 2023, the interim periods on the Form 10-Qs filed within fiscal year 2023, and the interim periods on the Form 10-Qs for the quarters ended March 30, 2024, and June 29, 2024. However, correcting the cumulative effect of these errors in the three months ended September 28, 2024 would have a significant effect on the results of operations for the periods. Accordingly, the Company revised its historical financial statements prospectively to correct these errors and to facilitate comparisons of the Company’s current results to prior periods. Additionally, comparative prior period amounts in the applicable Notes to the Condensed Consolidated Financial Statements have been revised.

The following tables reflect the effects of the correction on all impacted financial statement line items of the Company’s previously reported Condensed Consolidated Financial Statements presented in this Form 10-Q:

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Condensed Consolidated Balance Sheet

	June 29, 2024
	As Reported	Adjustments	As Corrected
Assets
Current assets:
Cash and cash equivalents	$29,355	$—	$29,355
Billed receivables, net	161,894	—	161,894
Unbilled receivables, net	140,006	(8,399)	131,607
Prepaid expenses and other current assets	22,991	580	23,571
Total current assets	354,246	(7,819)	346,427
Property and equipment, net	55,675	—	55,675
Right-of-use lease assets, net	36,135	—	36,135
Intangible assets, net	237,789	(14,936)	222,853
Goodwill	543,708	25,225	568,933
Deferred income tax assets, net	4,744	8,713	13,457
Other assets	2,086	—	2,086
Total assets	$1,234,383	$11,183	$1,245,566

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$61,870	$(1,655)	$60,215
Accrued liabilities	44,202	(448)	43,754
Billings in excess of costs and estimated earnings on uncompleted contracts	35,441	17,019	52,460
Other current liabilities	2,348	—	2,348
Current portion of contingent consideration	2,436	—	2,436
Current portion of notes payable and other obligations	8,537	—	8,537
Total current liabilities	154,834	14,916	169,750
Contingent consideration, less current portion	2,328	—	2,328
Other long-term liabilities	25,935	—	25,935
Notes payable and other obligations, less current portion	248,687	—	248,687

Total liabilities	431,784	14,916	446,700

Commitments and contingencies

Stockholders’ equity:
Preferred stock, $0.01 par value; 5,000,000 shares authorized, no shares issued and outstanding	—	—	—
Common stock, $0.01 par value; 180,000,000 shares authorized, 65,122,404 shares issued and outstanding as of June 29, 2024	652	—	652
Additional paid-in capital	526,929	—	526,929
Accumulated other comprehensive loss	(695)	—	(695)
Retained earnings	275,713	(3,733)	271,980
Total stockholders’ equity	802,599	(3,733)	798,866
Total liabilities and stockholders’ equity	$1,234,383	$11,183	$1,245,566

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Condensed Consolidated Statement of Net Income and Comprehensive Income

	Three Months Ended June 29,			Six Months Ended June 29,
	2024			2024
	As Reported	Adjustments	As Corrected	As Reported	Adjustments	As Corrected
Gross revenues	$236,326	$(5,020)	$231,306	$449,621	$(5,757)	$443,864

Direct costs:
Salaries and wages	61,390	—	61,390	117,845	—	117,845
Sub-consultant services	37,342	(1,539)	35,803	68,602	(1,187)	67,415
Other direct costs	14,323	—	14,323	27,074	—	27,074
Total direct costs	113,055	(1,539)	111,516	213,521	(1,187)	212,334

Gross profit	123,271	(3,481)	119,790	236,100	(4,570)	231,530

Operating expenses:
Salaries and wages, payroll taxes, and benefits	68,110	—	68,110	133,544	—	133,544
General and administrative	21,178	—	21,178	43,420	—	43,420
Facilities and facilities related	6,035	—	6,035	11,996	—	11,996
Depreciation and amortization	16,068	(427)	15,641	30,550	(1,107)	29,443
Total operating expenses	111,391	(427)	110,964	219,510	(1,107)	218,403

Income from operations	11,880	(3,054)	8,826	16,590	(3,463)	13,127

Interest expense	(4,606)	—	(4,606)	(8,797)	—	(8,797)

Income before income tax benefit	7,274	(3,054)	4,220	7,793	(3,463)	4,330
Income tax benefit	633	541	1,174	522	619	1,141
Net income	$7,907	$(2,513)	$5,394	$8,315	$(2,844)	$5,471

Earnings per share:
Basic	$0.13	$(0.04)	$0.09	$0.14	$(0.05)	$0.09
Diluted	$0.13	$(0.04)	$0.09	$0.13	$(0.04)	$0.09

Weighted average common shares outstanding:
Basic	61,451,298	—	61,451,298	61,259,951	—	61,259,951
Diluted	62,684,701	—	62,684,701	62,630,525	—	62,630,525

Comprehensive income:
Net income	$7,907	$(2,513)	$5,394	$8,315	$(2,844)	$5,471
Foreign currency translation losses, net of tax	(176)	—	(176)	(677)	—	(677)
Comprehensive income	$7,731	$(2,513)	$5,218	$7,638	$(2,844)	$4,794

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Condensed Consolidated Statement of Cash Flow

	Six Months Ended June 29,
	2024
	As Reported	Adjustments	As Corrected
Cash flows from operating activities:
Net income	$8,315	$(2,844)	$5,471
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,635	(1,107)	32,528
Non-cash lease expense	6,401	—	6,401
Provision for doubtful accounts	723	—	723
Stock-based compensation	13,988	—	13,988
Gain on disposals of property and equipment	(644)	—	(644)
Other	204	—	204
Deferred income taxes	(7,712)	512	(7,200)
Amortization of debt issuance costs	370	—	370
Changes in operating assets and liabilities, net of impact of acquisitions:
Billed receivables	(4,674)	—	(4,674)
Unbilled receivables	(25,042)	6,432	(18,610)
Prepaid expenses and other assets	(1,619)	(580)	(2,199)
Accounts payable	4,555	(1,187)	3,368
Accrued liabilities and other long-term liabilities	(11,507)	(551)	(12,058)
Billings in excess of costs and estimated earnings on uncompleted contracts	(7,384)	(675)	(8,059)
Contingent consideration	(1,455)	—	(1,455)
Other current liabilities	88	—	88
Net cash provided by operating activities	8,242	—	8,242

Cash flows from investing activities:
Cash paid for acquisitions (net of cash received from acquisitions)	(53,947)	—	(53,947)
Proceeds from sale of assets	249	—	249
Purchase of property and equipment	(8,905)	—	(8,905)
Net cash used in investing activities	(62,603)	—	(62,603)
Cash flows from financing activities:

Borrowings from Senior Credit Facility	58,000	—	58,000
Payments on notes payable and other obligations	(5,274)	—	(5,274)
Payments of contingent consideration	(1,585)	—	(1,585)
Payments of borrowings from Senior Credit Facility	(12,000)	—	(12,000)
Net cash provided by financing activities	39,141	—	39,141

Effect of exchange rate changes on cash and cash equivalents	(249)	—	(249)

Net decrease in cash and cash equivalents	(15,469)	—	(15,469)
Cash and cash equivalents – beginning of period	44,824	—	44,824
Cash and cash equivalents – end of period	$29,355	$—	$29,355

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Note 3 – Recently Issued Accounting Pronouncements

Recently Adopted Accounting Pronouncements

None.

Accounting Pronouncements Not Yet Adopted

Income Taxes

In December 2023, the FASB issued ASU No. 2023-09, Improvements to Income Tax Disclosures (“ASU 2023-09”). This ASU requires disaggregated information about a reporting entity’s effective tax rate reconciliations as well as additional information on income taxes paid. This ASU is effective on a prospective basis for annual periods beginning after December 15, 2024. Early adoption is also permitted for annual financial statements that have not yet been issued or made available for issuance. The Company evaluated the impact of adopting ASU 2023-09 and expects it to result in additional disclosures when adopted.

Disaggregation of Income Statement Expenses

In November 2024, the FASB issued ASU No. 2024-03, Income Statement - Reporting Comprehensive Income - Expense Disaggregation Disclosures (“ASU 2024-03”). This ASU requires disclosure of specified information about certain costs and expenses. The amendments in this update also provide guidance on the disaggregation of certain expense captions presented on the face of the Company’s income statement into specified categories in the Notes of the Consolidated Financial Statements. The new disclosure requirements are effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The Company is evaluating the impact of adopting ASU 2024-03 on its current disclosures.

Note 4 – Earnings per Share

Basic earnings per share is calculated by dividing net income by the weighted average number of common shares outstanding during the period, excluding unvested restricted shares. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the Company. The effect of potentially dilutive securities is not considered during periods of loss or if the effect is anti-dilutive.

On September 25, 2024, the Company announced a 4-for-1 forward split (the “Stock Split”) of its common stock, par value $0.01 per share (the “Common Stock”), to be effected through an amendment to the Company’s Amended and Restated Certificate of Incorporation (the “Amendment”). The Amendment also effected a proportionate increase in the number of shares of authorized Common Stock and became effective at 4:30 p.m. Eastern Time on October 9, 2024. As a result of the Stock Split, each holder of record of Common Stock as of the close of business on October 9, 2024 received three additional shares of Common Stock after the close of trading on October 10, 2024. Trading in the Common Stock commenced on a split-adjusted basis on October 11, 2024.

The weighted average number of shares outstanding in calculating basic earnings per share for the six months ended June 28, 2025 and June 29, 2024 exclude 2,949,231 and 2,931,424 non-vested restricted shares, respectively. During the three and six months ended June 28, 2025 there were 524,117 and 366,452 weighted average shares, respectively, which are not included in the calculation of diluted weighted average shares outstanding because their impact is anti-dilutive or their performance conditions have not been met. During the three and six months ended June 29, 2024 there were 37,419 and 23,334 weighted average shares, respectively, which are not included in the calculation of diluted weighted average shares outstanding because their impact is anti-dilutive or their performance conditions have not been met.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

The following table represents a reconciliation of the net income and weighted average shares outstanding for the calculation of basic and diluted earnings per share:

	Three Months Ended		Six Months Ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Numerator:
Net income – basic and diluted	$11,688	$5,394	$12,116	$5,471

Denominator:
Basic weighted average shares outstanding	62,646,073	61,451,298	62,449,380	61,259,951
Effect of dilutive non-vested restricted shares and units	1,107,115	1,136,662	1,021,517	1,268,103
Effect of issuable shares related to acquisitions	33,255	96,741	51,069	102,471
Diluted weighted average shares outstanding	63,786,443	62,684,701	63,521,966	62,630,525

Note 5 – Business Acquisitions

2025 Acquisitions

The Company has completed five acquisitions during 2025. The aggregate purchase price for the five acquisitions was $14,577, including $7,798 in cash, $3,188 in the form of promissory notes, $1,688 in the Company’s common stock, and a potential earn-out of up to $2,800 payable in cash, which has been recorded at an estimated fair value of $1,903. A probability-weighted approach was used to determine the fair value of the earn-out, which is a generally accepted valuation technique that embodies all significant assumption types. The final determination of the fair values of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The 2025 acquisitions will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, prepaid expenses, deferred tax liabilities, and certain other liabilities.

2024 Acquisitions

The Company completed eleven acquisitions during 2024. The aggregate purchase price for the eleven acquisitions was $87,532, including $66,733 in cash, $3,059 in the form of promissory notes, $5,859 in the Company’s common stock, and potential earn-outs of up to $17,475 payable in cash and stock, which have been recorded at an estimated fair value of $11,881. The cash portions of the purchase prices and other related costs associated with the transactions were partially financed through the Company’s amended and restated credit agreement (the “Second A&R Credit Agreement” or “Senior Credit Facility”) with Bank of America, N.A. and other lenders party thereto. See Note 10, Notes Payable and Other Obligations, for further detail on the Second A&R Credit Agreement. An option-based model and a probability-weighted approach were used to determine the fair value of the earn-outs, which are generally accepted valuation techniques that embody all significant assumption types. In order to determine the fair values of tangible and intangible assets acquired and liabilities assumed, the Company engaged an independent third-party valuation specialist to assist in the determination of fair values. The final determination of the fair values of assets and liabilities will be completed within the one-year measurement period as required by ASC 805. The 2024 acquisitions will necessitate the use of this measurement period to adequately analyze and assess the factors used in establishing the asset and liability fair values as of the relevant acquisition date, including intangible assets, accounts receivable, prepaid expenses, and certain other liabilities.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

The following table summarizes the fair values of the assets acquired and liabilities assumed as of the acquisition date for the acquisitions closed during the six months ended June 28, 2025 and the fiscal year ended December 28, 2024:

	2025	2024
	Total	Total
Cash	$333	$2,101
Billed and unbilled receivables, net	6,692	10,435
Right-of-use assets	815	3,386
Property and equipment	214	1,762
Prepaid expenses	1,286	1,108
Other assets	54	65
Intangible assets:
Customer relationships	3,065	35,048
Trade name	146	1,272
Customer backlog	1,569	6,334

Non-compete	588	3,694
Total Assets	$14,762	$65,205
Liabilities	(3,756)	(7,386)
Deferred tax liabilities	(1,693)	(376)
Net assets acquired	$9,313	$57,443

Consideration paid (Cash, Notes and/or stock)	$12,674	$75,651
Contingent earn-out liability (Cash and stock)	1,903	11,881
Total Consideration	$14,577	$87,532
Excess consideration over the amounts assigned to the net assets acquired (Goodwill)	$5,264	$30,089

Goodwill was recorded based on the amount by which the purchase price exceeded the fair value of the net assets acquired and the amount is attributable to the reputation of the business acquired, the workforce in place and the synergies to be achieved from these acquisitions. See Note 8, Goodwill and Intangible Assets, for further information on fair value adjustments to goodwill and identified intangibles.

The condensed consolidated financial statements of the Company include the results of operations from any business acquired from their respective dates of acquisition. The following table presents the results of operations of businesses acquired from their respective dates of acquisition for the three and six months ended June 28, 2025 and June 29, 2024.

	Three Months Ended		Six Months Ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Gross revenues	$4,632	$10,975	$7,005	$16,613
Income before income taxes	$203	$3,572	$134	$5,648

General and administrative expenses for the three and six months ended June 28, 2025 and June 29, 2024 include acquisition-related costs pertaining to the Company’s acquisition activities. Acquisition-related costs were not material to the Company’s condensed consolidated financial statements.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

The following table presents the unaudited, pro forma consolidated results of operations (in thousands, except per share amounts) for the three and six months ended June 28, 2025 and June 29, 2024 as if the fiscal 2025 and 2024 acquisitions had occurred at the beginning of fiscal year 2024. The pro forma information provided below is compiled from pre-acquisition financial information and includes pro forma adjustments for amortization expense of intangible assets to reflect the fair value of identified assets acquired, to record the effects of financing from the Company’s Senior Credit Facility, to record the effects of promissory notes issued, adjustments to other certain expenses, and to record the income tax impact of these adjustments. The pro forma results are not necessarily indicative of (i) the results of operations that would have occurred had the operations of these acquisitions actually been acquired at the beginning of fiscal year 2024 or (ii) future results of operations:

	Three Months Ended		Six Months Ended
	June 28, 2025	June 29, 2024	June 28, 2025	June 29, 2024
Gross revenues	$253,084	$241,627	$490,435	$470,602
Net income	$11,782	$5,364	$12,283	$5,961
Basic earnings per share	$0.19	$0.09	$0.20	$0.10
Diluted earnings per share	$0.18	$0.09	$0.19	$0.10

Note 6 – Billed and Unbilled Receivables

Billed and unbilled receivables consists of the following:

	June 28, 2025	December 28, 2024
Billed receivables	$205,347	$202,729
Less: allowance for doubtful accounts	(4,288)	(4,160)
Billed receivables, net	$201,059	$198,569

Unbilled receivables	$127,605	$142,835
Less: allowance for doubtful accounts	(883)	(909)
Unbilled receivables, net	$126,722	$141,926

Note 7 – Property and Equipment, net

Property and equipment, net, consists of the following:

	June 28, 2025	December 28, 2024
Office furniture and equipment	$4,241	$4,090
Computer equipment	41,358	38,940
Survey and field equipment	90,391	75,506
Leasehold improvements	7,830	7,330
Total	143,820	125,866
Less: accumulated depreciation	(77,527)	(69,144)
Property and equipment, net	$66,293	$56,722

Depreciation expense was $4,483 and $9,036 for the three and six months ended June 28, 2025, respectively, of which $1,907 and $3,665 was included in other direct costs. Depreciation expense was $4,025 and $7,948 for the three and six months ended June 29, 2024, respectively, of which $1,524 and $3,085 was included in other direct costs.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Note 8 – Goodwill and Intangible Assets

Goodwill

The changes in the carrying value by reportable segment for the six months ended June 28, 2025 were as follows:

	Six Months Ended
	December 28, 2024	2025 Acquisitions	Adjustments	Foreign Currency Translation of non-USD functional currency goodwill	June 28, 2025
INF	$107,821	$2,005	$—	$—	$109,826
BTS	126,344	3,259	588	143	130,334
GEO	345,172	—	—	647	345,819
Total	$579,337	$5,264	$588	$790	$585,979

Goodwill of $122 from acquisitions completed during the six months ended June 28, 2025 is expected to be deductible for income tax purposes. During the six months ended June 28, 2025, the Company recorded purchase price adjustments of $588 that increased goodwill related to 2024 acquisitions.

Intangible Assets

Intangible assets, net, as of June 28, 2025 and December 28, 2024 consist of the following:

	June 28, 2025			December 28, 2024
	Gross Carrying Amount	Accumulated Amortization	Net Amount	Gross Carrying Amount	Accumulated Amortization	Net Amount
Finite-lived intangible assets:
Customer relationships(1)	$335,696	$(167,640)	$168,056	$332,631	$(149,368)	$183,263
Trade name(2)	23,802	(21,603)	2,199	23,656	(20,719)	2,937
Customer backlog(3)	41,312	(39,077)	2,235	39,743	(36,922)	2,821
Non-compete(4)	19,103	(15,506)	3,597	18,515	(14,525)	3,990
Developed technology(5)	39,153	(28,404)	10,749	39,153	(25,572)	13,581
Total finite-lived intangible assets	$459,066	$(272,230)	$186,836	$453,698	$(247,106)	$206,592

(1)	Amortized on a straight-line or sum-of-the-years’ digits basis over estimated lives (2 to 17 years)

(2)	Amortized on a straight-line basis over their estimated lives (1 to 5 years)

(3)	Amortized on a straight-line basis over their estimated lives (1 to 10 years)

(4)	Amortized on a straight-line basis over their contractual lives (1 to 5 years)

(5)	Amortized on a straight-line basis over their estimated lives (5 to 10 years)

The identifiable intangible assets acquired during the six months ended June 28, 2025 consist of customer relationships, trade name, customer backlog, and non-competes with weighted average lives of 2.5 years, 1.3 years, 1.0 year, and 3.7 years, respectively. Amortization expense was $12,299 and $25,123 during the three and six months ended June 28, 2025, respectively, and $13,140 and $24,580 during the three and six months ended June 29, 2024, respectively.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Note 9 – Accrued Liabilities

Accrued liabilities consist of the following:

	June 28, 2025	December 28, 2024
Current portion of lease liability	$12,623	$13,423
Accrued vacation	5,636	4,901
Payroll and related taxes	12,197	10,782
Benefits	2,553	3,567
Accrued operating expenses	12,029	8,612
Income tax payable	2,399	7,458
Other	2,947	3,465
Total	$50,384	$52,208

Note 10 – Notes Payable and Other Obligations

Notes payable and other obligations consists of the following:

	June 28, 2025	December 28, 2024
Senior credit facility	$200,250	$232,750
Uncollateralized promissory notes	12,472	13,199
Finance leases	5,572	5,213
Other obligations	489	2,814
Debt issuance costs, net of amortization	(803)	(1,173)
Total notes payable and other obligations	217,980	252,803
Current portion of notes payable and other obligations	9,304	11,195
Notes payable and other obligations, less current portion	$208,676	$241,608

As of June 28, 2025 and December 28, 2024, the carrying amount of debt obligations approximates their fair values based on Level 2 inputs as the terms are comparable to terms currently offered by local lending institutions for arrangements with similar terms to industry peers with comparable credit characteristics.

Senior Credit Facility

On August 13, 2021 (the “Closing Date”), the Company amended and restated its Credit Agreement (the “Second A&R Credit Agreement” or “Senior Credit Facility”), originally dated December 7, 2016 and as amended to the Closing Date, with Bank of America, N.A. (“Bank of America”), as administrative agent, swingline lender and letter of credit issuer, the other lenders party thereto, and certain of the Company’s subsidiaries as guarantors. Pursuant to the Second A&R Credit Agreement, the previously drawn term commitments of $150,000 and revolving commitments totaling $215,000 in the aggregate were converted into revolving commitments totaling $400,000 in the aggregate. These revolving commitments are available through August 13, 2026 (the “Maturity Date”) and an aggregate amount of approximately $138,750 was drawn under the Second A&R Credit Amendment on the Closing Date to repay previously existing borrowings under the term and revolving facilities prior to such amendment and restatement. Borrowings under the Second A&R Credit Agreement are secured by a first priority lien on substantially all of the assets of the Company. The Second A&R Credit Agreement also includes an accordion feature permitting the Company to request an increase in the revolving facility under the Second A&R Credit Agreement by an additional amount of up to $200,000 in the aggregate. As of June 28, 2025 and December 28, 2024, the outstanding balance on the Second A&R Credit Agreement was $200,250 and $232,750, respectively.

Borrowings under the Second A&R Credit Agreement bear interest at variable rates which are, at the Company’s option, tied to a Eurocurrency rate equal to either Term SOFR (Secured Overnight Financing Rate) or Daily Simple SOFR, plus in each case an applicable margin or a base rate denominated in U.S. dollars. Interest rates remain subject to change based on the Company’s consolidated leverage ratio. As of June 28, 2025, the Company’s weighted average interest rate was 5.7%.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

The Second A&R Credit Agreement contains financial covenants that require NV5 Global to maintain a consolidated net leverage ratio (the ratio of the Company’s pro forma consolidated net funded indebtedness to the Company’s pro forma consolidated EBITDA for the most recently completed measurement period) of no greater than 4.00 to 1.00.

These financial covenants also require the Company to maintain a consolidated fixed charge coverage ratio of no less than 1.10 to 1.00 as of the end of any measurement period. As of June 28, 2025, the Company was in compliance with the financial covenants.

The Second A&R Credit Agreement contains covenants that may have the effect of limiting the Company’s ability to, among other things, merge with or acquire other entities, enter into a transaction resulting in a Change in Control, create certain new liens, incur certain additional indebtedness, engage in certain transactions with affiliates, or engage in new lines of business or sell a substantial part of their assets. The Second A&R Credit Agreement also contains customary events of default, including (but not limited to) a default in the payment of principal or, following an applicable grace period, interest, breaches of the Company’s covenants or warranties under the Second A&R Credit Agreement, payment default or acceleration of certain indebtedness, certain events of bankruptcy, insolvency or liquidation, certain judgments or uninsured losses, changes in control and certain liabilities related to ERISA based plans.

The Second A&R Credit Agreement limits the payment of cash dividends (together with certain other payments that would constitute a “Restricted Payment” within the meaning of the Second A&R Credit Agreement and generally including dividends, stock repurchases and certain other payments in respect to warrants, options, and other rights to acquire equity securities), unless the Consolidated Leverage Ratio would be less than 3.25 to 1.00 and available liquidity (defined as unrestricted, domestically held cash plus revolver availability) would be at least $30,000, in each case after giving effect to such payment.

All obligations under the Second A&R Credit Agreement are expected to be satisfied upon the closing of the Merger.

Total debt issuance costs incurred and capitalized in connection with the issuance of the Second A&R Credit Agreement were $3,702. Total amortization of debt issuance costs was $185 and $370 during each of the three and six months ended June 28, 2025 and June 29, 2024.

Other Obligations

The Company has aggregate obligations related to acquisitions of $12,961 and $16,013 as of June 28, 2025 and December 28, 2024, respectively. As of June 28, 2025, the Company’s weighted average interest rate on other outstanding obligations was 2.2%.

Note 11 – Contingent Consideration

The following table summarizes the changes in the carrying value of estimated contingent consideration:

	June 28, 2025	December 28, 2024
Contingent consideration, beginning of the year	$12,750	$4,065
Additions for acquisitions	1,903	11,881
Reduction of liability for payments made	(275)	(3,790)
Decrease of liability related to re-measurement of fair value	(374)	594
Total contingent consideration, end of the period	14,004	12,750
Current portion of contingent consideration	10,809	5,554
Contingent consideration, less current portion	$3,195	$7,196

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Note 12 – Commitments and Contingencies

Litigation, Claims and Assessments

The Company is subject to certain claims and lawsuits typically filed against the engineering, consulting and construction profession, alleging primarily professional errors or omissions. The Company carries professional liability insurance, subject to certain deductibles and policy limits, against such claims. However, in some actions, parties are seeking damages that exceed our insurance coverage or for which we are not insured. While management does not believe that the resolution of these claims will have a material adverse effect, individually or in aggregate, on its financial position, results of operations or cash flows, management acknowledges the uncertainty surrounding the ultimate resolution of these matters.

During the three and six months ended June 28, 2025, the Company received proceeds from a $14,000 insurance recovery claim related to a prior acquisition.

As of the date of filing this Quarterly Report on Form 10-Q, NV5 has received several demand letters from purported NV5 stockholders alleging, among other things, that the Joint Proxy Statement/Prospectus omits material information with respect to the Merger, rendering the disclosures set forth therein false and misleading in violation of Sections 14(a) and 20(a) of the Securities Exchange Act of 1934, as amended, and seeking NV5 books and records pursuant to Section 220 of the Delaware General Corporation Law (collectively, the “Demand Letters”). On July 8, 2025, a purported stockholder of NV5 filed a complaint in the Supreme Court of the State of New York, County of New York captioned Williams v. NV5 Global, Inc., et al. (the “Williams Complaint”), alleging substantially the same claims as the Demand Letters. On July 9, 2025, a purported stockholder of NV5 filed a complaint in the Supreme Court of the State of New York, County of New York, captioned Miller v. NV5 Global, Inc., et al. (the Miller Complaint and together with the Williams Complaint, the “Complaints”).

Additional lawsuits may also be brought against Acuren, NV5 or their respective directors and could seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the Merger Agreement already implemented and to otherwise enjoin the parties from consummating the Merger. One of the conditions to the closing of the Merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the Merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the Merger, that injunction may delay or prevent the Merger from being completed within the expected timeframe or at all, which may adversely affect Acuren’s and NV5’s respective business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the Merger is completed may adversely affect Acuren’s or NV5’s business, financial condition, results of operations and cash flows

Note 13 – Stock-Based Compensation

In June 2023, the Company’s stockholders approved the NV5 Global, Inc. 2023 Equity Incentive Plan (the “2023 Equity Plan”). The 2023 Equity Plan provides directors, executive officers, and other employees of the Company with additional incentives by allowing them to acquire ownership interest in the business and, as a result, encouraging them to contribute to the Company’s success. The Company may provide these incentives through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares and units, and other cash-based or stock-based awards. As of June 28, 2025, 5,560,825 shares of common stock are authorized, reserved, and registered for issuance under the 2023 Equity Plan. The restricted shares of common stock granted generally provide for service-based cliff vesting after two to four years following the grant date.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

The following summarizes the activity of restricted stock awards during the six months ended June 28, 2025:

	Number of Unvested Restricted Shares of Common Stock and Restricted Stock Units	Weighted Average Grant Date Fair Value
December 28, 2024	3,100,945	$25.96
Granted	1,809,716	$21.15
Vested	(570,984)	$28.67
Forfeited	(48,740)	$25.12
June 28, 2025	4,290,937	$23.58

Stock-based compensation expense relating to restricted stock awards during the three and six months ended June 28, 2025 was $7,270 and $14,040, respectively, and $7,322 and $13,988 during the three and six months ended June 29, 2024, respectively. Stock-based compensation expense during the three and six months ended June 28, 2025 includes $975 and $1,975, respectively, of expense related to the Company’s liability-classified awards. Stock-based compensation expense during the three and six months ended June 29, 2024 includes $862 and $1,809, respectively, of expense related to the Company’s liability-classified awards. The total estimated amount of the liability-classified awards for fiscal 2025 is approximately $8,948. Approximately $60,562 of deferred compensation, which is expected to be recognized over the remaining weighted average vesting period of 2.01 years, is unrecognized at June 28, 2025. The total fair value of restricted shares vested during the six months ended June 28, 2025 and June 29, 2024 was $10,656 and $18,653, respectively.

Note 14 – Income Taxes

As of June 28, 2025 and December 28, 2024, the Company had net deferred income tax assets of $34,555 and $27,277, respectively. Net deferred income tax assets are primarily due to the capitalization of research and development costs under Section 174 of the Internal Revenue Code and the amortization of intangible assets.

The Company’s effective income tax rates were 11.2% and 13.4% during the three and six months ended June 28, 2025, respectively, and (27.8)% and (26.4)% during the three and six months ended June 29, 2024, respectively. The difference between the effective income tax rate and the combined statutory federal and state income tax rate was primarily due to a decrease in the recognition of excess tax benefits from stock-based payments and research and experimentation tax credits during the six months ended June 28, 2025 as compared to the six months ended June 29, 2024.

The Company evaluates tax positions for recognition using a more-likely-than-not recognition threshold, and those tax positions eligible for recognition are measured as the largest amount of tax benefit that is greater than 50% likely of being realized upon the effective settlement with a taxing authority that has full knowledge of all relevant information. Fiscal years 2012 through 2014 are considered open tax years in the State of California. Fiscal years 2021 through 2024 are considered open tax years in the U.S. federal jurisdiction, state jurisdictions, including the State of California, and foreign jurisdictions. It is not expected that there will be a significant change in the unrecognized tax benefits within the next 12 months.

In 2021, the Organization for Economic Co-operation and Development (“OECD”) released Pillar Two Global Anti-Base Erosion model rules, designed to ensure large corporations are taxed at a minimum rate of 16% for FY2025 and 15% for FY2024 in all countries of operation. The United States has not enacted legislation to implement Pillar Two rules, but recently reached an understanding with the other G7 countries to implement a “side-by-side” arrangement to allow Pillar Two and the U.S. tax system to operate in parallel with a full exclusion for U.S. multinational enterprises from the Pillar Two under taxed profits rule and the income inclusion rule. There have been no proposed changes to the application of qualified domestic top-up taxes that are applicable to our foreign subsidiaries. The Pillar Two rules have been enacted or substantively enacted in certain jurisdictions in which the Company operates. The Company is continuing to assess the Pillar Two rules, however, based on the legislation enacted at this stage Pillar Two had no impact on our Q2 2025 ETR and we do not currently expect Pillar Two to significantly impact our ETR for 2025.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

On July 4, 2025, the One Big Beautiful Bill Act (“the Act”) was signed into law, enacting significant changes to tax and spending policies. Management is currently evaluating the potential impact of this legislation. Based on preliminary analysis, the Act may positively affect cash taxes due to the immediate expensing of domestic research and experimentation costs incurred in 2025 and future years, compared to the capitalization and amortization of such costs over a five year period under prior law, and the immediate 100% bonus depreciation expensing provision that was made permanent on qualified property acquired and placed in service on or after January 19, 2025. We do not anticipate that these changes will have a material impact on our consolidated results of operations or financial position.

Note 15 – Reportable Segments

The Company reports segment information in accordance with ASC Topic No. 280 “Segment Reporting” (“Topic No. 280”). The Company’s chief operating decision maker (“CODM”) group is comprised of the Company’s Executive Chairman, Chief Executive Officer, and Chief Executive Officer of Infrastructure. The Company is organized into three operating and reportable segments as follows:

●	Infrastructure (“INF”), which includes the Company’s engineering, civil program management, utility services, and conformity assessment practices;

●	Building, Technology & Sciences (“BTS”), which includes the Company’s clean energy consulting, data center commissioning and consulting, buildings and program management, MEP & technology design, and environmental health sciences practices, and;

●	Geospatial Solutions (“GEO”), which includes the Company’s geospatial solution practices.

The Company’s reportable segments are strategic business units that offer different products and services. The accounting policies of the reportable segments are the same as those described in Note 2, Summary of Significant Accounting Policies. The CODM group evaluates the performance of these reportable segments based on their respective operating income before the effect of amortization expense related to acquisitions and other unallocated corporate expenses. The CODM group considers budget-to-actual and forecast-to-actual variances on a monthly basis when making decisions about allocating resources. The following tables set forth summarized financial information concerning our reportable segments:

	Three Months Ended June 28,
	2025
	INF	BTS	GEO	Total
Gross revenues	$101,425	$75,455	$75,104	$251,984
Less:
Direct Labor	31,637	19,131	13,675	64,443
Indirect Labor	16,319	14,809	13,010	44,138
Sub-consultant services	13,420	15,964	17,750	47,134
Other direct costs(1)	4,816	1,737	7,163	13,716
General and administrative expense	6,715	4,014	2,806	13,535
Depreciation	1,015	374	560	1,949
Other segment items(2)	11,033	7,102	6,663	24,798
Total segment income before taxes	$16,470	$12,324	$13,477	$42,271

(1)	Other direct costs include depreciation expense of $1,907 for the three months ended June 28, 2025.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

	Three Months Ended June 29,
	2024
	INF	BTS	GEO	Total
Gross revenues	$100,845	$63,607	$66,854	$231,306
Less:
Direct Labor	30,139	16,890	14,361	61,390
Indirect Labor	13,657	12,355	13,343	39,355
Sub-consultant services	15,400	12,455	7,948	35,803
Other direct costs(1)	6,512	1,269	6,542	14,323
General and administrative expense	6,985	3,545	3,666	14,196
Depreciation	878	326	801	2,005
Other segment items(2)	10,194	6,385	6,885	23,464
Total segment income before taxes	$17,080	$10,382	$13,308	$40,770

(1)	Other direct costs include depreciation expense of $1,524 for the three months ended June 29, 2024.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

	Three Months Ended
Reconciliation of segment income before taxes	June 28, 2025	June 29, 2024
Total segment income before taxes	$42,271	$40,770
Corporate(1)	(29,112)	(36,550)
Total income before taxes	$13,159	$4,220

(1)	Includes amortization of intangibles, acquisition and integration expenses, interest expense, as well as other costs not allocated to reportable segments. Amortization of intangibles was $12,299 and $13,140 for the three months ended June 28, 2025 and June 29, 2024, respectively.

	Three Months Ended
Reconciliation of other segment disclosures	June 28, 2025	June 29, 2024
Depreciation
Total segment depreciation	$3,856	$3,529
Corporate	627	496
Total depreciation	$4,483	$4,025

	Six Months Ended June 28,
	2025
	INF	BTS	GEO	Total
Gross revenues	$202,261	$145,649	$138,120	$486,030
Less:
Direct Labor	60,332	36,916	26,441	123,689
Indirect Labor	32,469	28,384	26,161	87,014
Sub-consultant services	28,890	30,293	27,109	86,292
Other direct costs(1)	9,876	3,104	13,175	26,155
General and administrative expense	13,680	7,873	6,760	28,313
Depreciation	2,049	733	1,150	3,932
Other segment items(2)	21,892	14,265	13,987	50,144
Total segment income before taxes	$33,073	$24,081	$23,337	$80,491

(1)	Other direct costs include depreciation expense of $3,665 for the six months ended June 28, 2025.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

	Six Months Ended June 29,
	2024
	INF	BTS	GEO	Total
Gross revenues	$191,096	$123,582	$129,186	$443,864
Less:
Direct Labor	57,029	32,277	28,539	117,845
Indirect Labor	26,536	23,795	26,177	76,508
Sub-consultant services	28,639	23,232	15,544	67,415
Other direct costs(1)	11,646	3,503	11,925	27,074
General and administrative expense	13,468	7,189	7,805	28,462
Depreciation	1,699	635	1,594	3,928
Other segment items(2)	19,958	12,469	14,669	47,096
Total segment income before taxes	$32,121	$20,482	$22,933	$75,536

(1)	Other direct costs include depreciation expense of $3,085 for the six months ended June 29, 2024.

(2)	Other segment items include facilities and facilities related expenses, payroll taxes and benefits expense, and bonus expense.

	Six Months Ended
Reconciliation of segment income before taxes	June 28, 2025	June 29, 2024
Total segment income before taxes	$80,491	$75,536
Corporate(1)	(66,502)	(71,206)
Total income before taxes	$13,989	$4,330

(1)	Includes amortization of intangibles, acquisition and integration expenses, interest expense, as well as other costs not allocated to reportable segments. Amortization of intangibles was $25,123 and $24,580 for the six months ended June 28, 2025 and June 29, 2024, respectively.

	Six Months Ended
Reconciliation of other segment disclosures	June 28, 2025	June 29, 2024
Depreciation
Total segment depreciation	$7,597	$7,013
Corporate	1,439	935
Total depreciation	$9,036	$7,948

	June 28, 2025	December 28, 2024
Assets
INF	$290,330	$298,967
BTS	286,387	271,351
GEO	593,715	614,925
Corporate(1)	134,947	130,113
Total assets	$1,305,379	$1,315,356

(1)	Corporate assets consist of certain intercompany eliminations and assets not allocated to segments including cash and cash equivalents, right-of-use lease assets, and certain other assets.

Substantially all of the Company’s assets are located in the United States.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

The Company disaggregates its gross revenues from contracts with customers by geographic location, customer-type and contract-type for each of our reportable segments. Disaggregated revenues include the elimination of inter-segment revenues which has been allocated to each segment. The Company believes this best depicts how the nature, amount, timing and uncertainty of its revenues and cash flows are affected by economic factors. Gross revenue, classified by the major geographic areas in which the Company’s customers were located, were as follows:

	Three Months Ended June 28, 2025				Six Months Ended June 28, 2025
	INF	BTS	GEO	Total	INF	BTS	GEO	Total
United States	$101,425	$53,829	$71,024	$226,278	$202,261	$102,654	$128,354	$433,269
Foreign	—	21,626	4,080	25,706	—	42,995	9,766	52,761
Total gross revenues	$101,425	$75,455	$75,104	$251,984	$202,261	$145,649	$138,120	$486,030

	Three Months Ended June 29, 2024				Six Months Ended June 29, 2024
	INF	BTS	GEO	Total	INF	BTS	GEO	Total
United States	$100,845	$48,606	$62,956	$212,407	$191,096	$95,979	$121,486	$408,561
Foreign	—	15,001	3,898	18,899	—	27,603	7,700	35,303
Total gross revenues	$100,845	$63,607	$66,854	$231,306	$191,096	$123,582	$129,186	$443,864

Gross revenue by customer were as follows:

	Three Months Ended June 28, 2025				Six Months Ended June 28, 2025
	INF	BTS	GEO	Total	INF	BTS	GEO	Total
Public and quasi-public sector	$73,151	$18,861	$57,268	$149,280	$147,081	$36,345	$104,256	$287,682
Private sector	28,274	56,594	17,836	102,704	55,180	109,304	33,864	198,348
Total gross revenues	$101,425	$75,455	$75,104	$251,984	$202,261	$145,649	$138,120	$486,030

	Three Months Ended June 29, 2024				Six Months Ended June 29, 2024
	INF	BTS	GEO	Total	INF	BTS	GEO	Total
Public and quasi-public sector	$75,628	$14,806	$54,778	$145,212	$142,519	$29,865	$104,859	$277,243
Private sector	25,217	48,801	12,076	86,094	48,577	93,717	24,327	166,621
Total gross revenues	$100,845	$63,607	$66,854	$231,306	$191,096	$123,582	$129,186	$443,864

Gross revenues by contract type were as follows:

	Three Months Ended June 28, 2025				Six Months Ended June 28, 2025
	INF	BTS	GEO	Total	INF	BTS	GEO	Total
Cost-reimbursable contracts	$94,988	$52,397	$70,942	$218,327	$190,278	$103,269	$131,966	$425,513
Fixed-unit price contracts	6,437	23,058	4,162	33,657	11,983	42,380	6,154	60,517
Total gross revenues	$101,425	$75,455	$75,104	$251,984	$202,261	$145,649	$138,120	$486,030

	Three Months Ended June 29, 2024				Six Months Ended June 29, 2024
	INF	BTS	GEO	Total	INF	BTS	GEO	Total
Cost-reimbursable contracts	$96,738	$46,778	$63,579	$207,095	$183,167	$92,511	$124,343	$400,021
Fixed-unit price contracts	4,107	16,829	3,275	24,211	7,929	31,071	4,843	43,843
Total gross revenues	$100,845	$63,607	$66,854	$231,306	$191,096	$123,582	$129,186	$443,864

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

NV5 Global, Inc. and Subsidiaries

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

(in thousands, except share data)

Note 16 – Stockholders’ Equity

Accumulated Other Comprehensive Income (Loss)

The Company’s accumulated other comprehensive loss consists of foreign currency translation adjustments related to the Company’s foreign operations with functional currency other than the U.S. dollar. The after-tax changes in accumulated other comprehensive loss by component were as follows:

Accumulated Other Comprehensive Income (Loss)
Foreign currency translation adjustments balance, December 28, 2024	$(693)
Other comprehensive income	1,191
Foreign currency translation adjustments balance, June 28, 2025	$498

Note 17 – Subsequent Events

As noted in Note 1 above, on May 15, 2025, the Company and Acuren Corporation announced that they had entered into a definitive agreement to combine the two companies. The Merger was subject to a vote of shareholders and was approved on July 31, 2025.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Shares of Common Stock

Prospectus

Joint book-running managers

Co-managers

The date of this prospectus is                    , 2025

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Part II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other expenses of issuance and distribution

The following table sets forth all expenses, other than underwriter discounts and commissions, payable by us in connection with the sale of the common stock being registered. All of the amounts shown are estimates, except for the SEC registration fee and the NYSE listing fee.

SEC registration fee	$	*
NYSE listing fee		*
Printing fees and expenses		*
Legal fees and expenses		*
Accounting fees and expenses		*
Transfer agent and registrar fees and expenses		*
Miscellaneous		*
Total	$	*

*	To be completed by amendment.

Item 14. Indemnification of directors and officers

Section 102(b)(7) of the DGCL permits a Delaware corporation, in its certificate of incorporation, to limit or eliminate the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breaches of fiduciary duty as a director, except for liability of (a) a director or officer for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; (b) a director for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; or (c) an officer in any action by or in the right of the corporation.

Under Section 145 of the DGCL, a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify any person who was or is a party or is threatened to be made a party to any such threatened, pending or completed action by reason of the fact that the person is or was a director, officer, employee or agent of the corporation (or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) only against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent the appropriate court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.

As permitted by Section 102(b)(7) of the DGCL, our Certificate of Incorporation provides that none of our directors or officers shall be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director except to the extent that such exemption from liability or limitation thereof is not permitted under the DGCL as currently in effect or as the same may be amended. This provision in our Certificate of Incorporation does not eliminate the directors’ or officers’ fiduciary duties, and in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each of our directors and officers may be subject to personal liability for (i) any breach of the duty of loyalty to the corporation or its stockholders, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, or (iii) transactions from which such director or officer derived an improper personal benefit; each of our directors may be subject to personal liability for the willful or negligent payment of unlawful dividends or purchases or redemptions of shares of stock; and each of our officers may be subject to personal liability in any action by or in the right of the corporation. The provision also does not affect a director’s responsibilities under any other applicable law, such as the United States federal securities laws or state or federal environmental laws.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Our bylaws also provide that we are required to indemnify and advance expenses to its present and former officers and directors to the fullest extent permitted by applicable law. Further, effective July 30, 2024, we entered into director indemnification agreements pursuant to which we agreed to additional indemnification and advancement procedures and protections for our directors.

Additionally, we maintain directors’ and officers’ liability insurance for each of our directors and officers.

Item 15. Recent sale of unregistered securities

Since December 15, 2022 (inception) we have issued and sold the following unregistered securities:

UK Initial Public Offering

In connection with our initial public offering and listing on the London Stock Exchange, on May 22, 2023, we issued an aggregate of 53,950,000 of our ordinary shares in an initial public offering at a placing price of $10.00 per ordinary share and an aggregate of 53,950,000 warrants (with each four warrants entitling the holder to subscribe for one ordinary share) pursuant to a warrant instrument.

Jefferies International Limited, Jefferies GmbH and UBS AG London Branch acted as placing agents in connection with the placing of the shares described above. The gross proceeds of the placing were approximately $539.5 million. The proceeds from the above sales were used for funding the Acuren Acquisition and general corporate purposes. We paid the Placing Agents a commission of $8,250,000 in connection with the placing of the shares.

The securities described above were issued in a transaction exempt from registration pursuant to (i) Regulation S promulgated thereunder with respect to the securities offered and sold outside the United States to investors who were neither citizens nor residents of the United States or (ii) Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder with respect to the securities offered and sold within, into or in the United States in a transaction that did not involve a public offering to persons who represented that they were accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

Series A Preferred Stock

On December 21, 2022, we issued one Series A Preferred Share to the Founder Entity for $10.50 in connection with the subscription by the Founder Entity of a Series A Preferred Share. The proceeds from the foregoing sale were used for general corporate purposes.

In connection with our initial public offering and listing on the London Stock Exchange, on May 22, 2023, we issued to the Founder Entity an aggregate of 999,999 Series A Preferred Stock at a purchase price of $10.50 per Series A Preferred Share and 1,000,000 warrants in connection with the subscription by the Founder Entity of the Series A Preferred Stock. Jefferies International Limited, Jefferies GmbH and UBS AG London Branch acted as placing agents in connection with the subscription of the foregoing shares by the Founder Entity. The gross proceeds from the Founder Entity’s subscription was $10.5 million. We did not pay the Placing Agents a commission in connection with the Founder Entity’s subscription. The proceeds from the Founder Entity’s subscription were used for funding the Acuren Acquisition and general corporate purposes.

The securities described above were issued in a transaction exempt from registration pursuant to Section 4(a)(2) of the Securities Act in a transaction that did not involve a public offering to the Founder Entity who represented that it was an accredited investor, as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Common Stock Issuances

On July 30, 2024, in connection with the closing of the PIPE Financing, we issued an aggregate of 58,259,984 shares of our ordinary shares to certain institutional and/or accredited investors at a purchase price of $10.00 per share, for an aggregate purchase price of $582.6 million. The proceeds from the PIPE Financing were used for funding the Acuren Acquisition.

The securities described above were issued in a transaction exempt from registration pursuant to (i) Regulation S promulgated thereunder with respect to the securities offered and sold outside the United States to investors who were neither citizens nor residents of the United States or (ii) Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder with respect to the securities offered and sold within, into or in the United States in a transaction that did not involve a public offering to persons who represented that they were accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

Exercise of warrants

On July 30, 2024, we issued an aggregate of 9,177,531 shares of our ordinary shares pursuant to the exercise of 36,710,124 warrants to the exercising warrant holders at a reduced exercise price of $10.00 per share, for an aggregate purchase price of $91.8 million (the “Warrant Financing”). The proceeds from the Warrant Financing were used for funding the Acuren Acquisition.

The securities described above were issued in a transaction exempt from registration pursuant to (i) Regulation S promulgated thereunder with respect to the securities offered and sold outside the United States to investors who were neither citizens nor residents of the United States or (ii) Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder with respect to the securities offered and sold within, into or in the United States in a transaction that did not involve a public offering to persons who represented that they were accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

Compensation Related Issuances

In connection with our initial public offering and listing on the London Stock Exchange, on May 22, 2023, we issued to the independent non-founder directors, in lieu of directors fees, an aggregate of (i) 25,000 ordinary shares, (ii) 25,000 warrants (with each four warrants entitling the holder to subscribe for one ordinary share) pursuant to a warrant instrument, and (iii) 125,000 options to purchase our ordinary shares.

On July 30, 2024, we granted to certain of our directors and officers restricted stock units covering an aggregate of 560,000 shares of our common stock, 170,000 of which were subsequently forfeited, under the Acuren Corporation 2024 Equity Incentive Plan (the “2024 Plan”) as compensation for their services to us.

On September 18, 2024, we granted to certain of our employees restricted stock units covering an aggregate of 1,135,000 shares of our common stock, 75,000 of which were subsequently forfeited, under the 2024 Plan as compensation for their services to us.

On September 23, 2024, we granted to certain of our employees an aggregate of 63,700 shares of our common stock, which fully vested immediately, as compensation for their services to us.

On November 12, 2024, we granted to certain of our employees restricted stock units covering an aggregate of 95,000 shares of our common stock under the 2024 Plan as compensation for their services to us, subject to certain vesting conditions.

On December 3, 2024, we granted to our Chief Financial Officer, in connection with the commencement of her employment with us, restricted stock units covering an aggregate of 60,000 shares of our common stock under the 2024 Plan as compensation for services to be rendered to us, subject to certain vesting conditions.

The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on (i) Rule 701 promulgated under Section 3(b) of the Securities Act pursuant to benefit plans and contracts relating to compensation as provided under Rule 701 or (ii) Section 4(a)(2) of the Securities Act in transactions that did not involve a public offering to persons who represented that they were accredited investors, as such term is defined in Rule 501(a) of Regulation D under the Securities Act.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Item 16. Exhibits

(a)	Exhibits:

Exhibit Number	Description
1.1*	Form of Underwriting Agreement.
2.1#	Agreement and Plan of Merger, dated as of May 21, 2024, by and among Admiral Acquisition Limited, AAL Merger Sub, Inc., ASP Acuren Holdings, Inc. and ASP Acuren Holdings Inc., as the stockholders’ representative (incorporated by reference to Exhibit 2.1 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
2.2#	Agreement and Plan of Merger, dated as of May 14, 2025, by and among Acuren Corporation, Ryder Merger Sub I, Inc., Ryder Merger Sub II, Inc. and NV5 Global, Inc. (incorporated by reference to Exhibit 2.1 to the registrant’s Current Report on Form 8-K filed with the SEC on May 15, 2025).
3.1	Certificate of Incorporation of Acuren Corporation, dated as of December 16, 2024 (incorporated by reference to Exhibit 3.1 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
3.2	Bylaws of Acuren Corporation, dated as of December 16, 2024 (incorporated by reference to Exhibit 3.2 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
4.1	Amended and Restated Warrant Instrument, dated as of September 23, 2024, executed by Acuren Corporation (form of Warrant contained in Schedule I thereto) (incorporated by reference to Exhibit 4.3 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
5.1*	Opinion of Greenberg Traurig, P.A. regarding the validity of the securities being registered.
10.1†	Acuren Corporation 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.2†	Acuren Corporation 2025 Employee Stock Purchase Plan (incorporated by reference to Exhibit 99.1 to the registrant’s Registration Statement on Form S-8 effective March 27, 2025 (File No. 333-286171)).
10.3†	Form of Restricted Stock Unit Agreement (Non-Employee Directors) - Acuren Corporation 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.2 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.4†	Form of Restricted Stock Unit Agreement - Acuren Corporation 2024 Equity Incentive Plan (incorporated by reference to Exhibit 10.3 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.5†	Form of Director and Officer Indemnification Agreement (incorporated by reference to Exhibit 10.4 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.6#	Credit Agreement, dated as of July 30, 2024, by and among Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), as initial borrower, Acuren Corporation (f/k/a Admiral Acquisition Limited), as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.5 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.7#	First Amendment to Credit Agreement, dated January 31, 2025, by and among Acuren Delaware Holdco, Inc., as the initial borrower, Acuren Holdings, Inc., as a borrower, Acuren Corporation, as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on January 31, 2025).

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

10.8#	Second Amendment to Credit Agreement, dated August 4, 2025, by and among Acuren Delaware Holdco, Inc., as the initial borrower, Acuren Holdings, Inc., as a borrower, Acuren Corporation, as holdings, the guarantors from time to time party thereto, the lenders from time to time party thereto, and Jefferies Finance LLC, as administrative agent and as collateral agent. (incorporated by reference to Exhibit 10.1 to the registrant’s Current Report on Form 8-K filed on August 4, 2025).
10.9	Pledge and Security Agreement, dated as of July 30, 2024, made by Acuren Delaware HoldCo, Inc. (f/k/a AAL Delaware HoldCo, Inc.), Acuren Holdings, Inc. (f/k/a ASP Acuren Holdings, Inc.), Acuren Corporation, and the grantors from time to time party thereto in favor of Jefferies Finance LLC, as collateral agent (incorporated by reference to Exhibit 10.6 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.10	Founder Insider Letter, dated May 17, 2023 (incorporated by reference to Exhibit 10.10 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.11	Consulting Services Agreement, dated as of July 30, 2024, by and between Acuren Corporation and Mariposa Capital, LLC (incorporated by reference to Exhibit 10.7 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.12#	Placing Agreement, dated May 17, 2023, by and between Acuren Acquisition Limited, certain of its directors and founders, Mariposa Acquisition IX, LLC, Jefferies International Limited, Jefferies GmbH and UBS AG London Branch (incorporated by reference to Exhibit 10.8 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.13†	Form of Option Deeds (incorporated by reference to Exhibit 10.9 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.14†	Employment Agreement, dated September 19, 2024, by and between Acuren Corporation and Talman B. Pizzey (incorporated by reference to Exhibit 10.11 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.15†	Employment Agreement, dated November 20, 2024, by and between Acuren Corporation and Kristin Schultes (incorporated by reference to Exhibit 10.14 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.16†	Michael Grigsby Separation Agreement, dated November 18, 2024 (incorporated by reference to Exhibit 10.12 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
10.17†	Lourinda St. John Offer Letter dated February 10, 2023 (incorporated by reference to Exhibit 10.13 to the registrant’s Post-Effective Amendment No. 1 to Registration Statement on Form S-4, as amended (File No. 333-282976), filed with the SEC on December 17, 2024).
21.1*	List of subsidiaries of the registrant.
23.1*	Consent of PricewaterhouseCoopers LLP relating to Acuren Corporation.
23.2*	Consent of PricewaterhouseCoopers LLP relating to ASP Acuren Holdings, Inc.
23.3*	Consent of Deloitte & Touche LLP relating to NV5 Global, Inc.
23.4*	Consent of Greenberg Traurig, P.A. (included in Exhibit 5.1).
24.1*	Power of Attorney (included in signature page hereto).
107*	Filing Fee Table.

*	To be filed by amendment.
†	Management contract or compensatory plan or arrangement.
#	Certain schedules and similar attachments have been omitted pursuant to Item 601(b)(2) of Regulation S-K. Acuren agrees to furnish a supplemental copy of any omitted schedule or attachment to the SEC upon request.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

Item 17. Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant under the foregoing provisions or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

1.	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant under Rule 424(b)(1) or (4) or 497(h) under the Securities Act will be deemed to be part of this registration statement as of the time it was declared effective; and

2.	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

Confidential Treatment Requested
Pursuant to 17 CFR 200.83

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tomball, State of Texas, on             , 2025.

ACUREN CORPORATION

By:
	Name:	Talman Pizzey
	Title:	President and Chief Executive Officer

Power of Attorney

Each of the undersigned hereby constitutes and appoints Talman Pizzey, Kristin Schultes and Richard Tong, and each of them as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite, necessary or advisable to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their or his or her substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	President and Chief Executive Officer and Director	, 2025
Talman Pizzey	(Principal Executive Officer)

	President and Chief Operating Officer and Director	, 2025
Ben Heraud

	Chief Financial Officer	, 2025
Kristin Schultes	(Principal Financial Officer and Principal Accounting Officer)

	Executive Chairman of the Board of Directors	, 2025
Robert A. E. Franklin

	Co-Chairman of the Board of Directors	, 2025
Sir Martin E. Franklin

	Director	, 2025
Antoinette C. Bush

	Director	, 2025
Rory Cullinan

	Director	, 2025
Elizabeth Meloy Hepding

	Director	, 2025
Peter A. Hochfelder

	Director	, 2025
James E. Lillie

	Director	, 2025
Byron Roth

	Director	, 2025
Dickerson Wright